    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 10, 2000.
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933



                              --------------------

                        COVAD COMMUNICATIONS GROUP, INC.
             (Exact Name of Registrant as Specified in Its Charter)



     Delaware               77-0461529                       4813
(State or Other          (I.R.S. Employer          (Primary Standard Industrial
Jurisdiction of          Identification Number)    Classification Code Number)
Incorporation or
Organization)


          4520 Burton DriveSanta Clara, California 95054 (408) 987-1000 (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

  Robert E. Knowling, Jr. Chairman of the Board, President and Chief Executive
     Officer Covad Communications Group, Inc. 4250 Burton Drive Santa Clara,
                         California 95054 (408) 987-1000

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)


                                   COPIES TO:

-------------------------------- ---------------------------------- ------------------------------------

     John W. Carr, Esq.                   Robert E. Dupuis                  Carmelo M. Gordian, Esq.
 Simpson Thacher & Bartlett       BlueStar Communications Group, Inc.      Brobeck, Phleger & Harrison LLP
    425 Lexington Avenue          Five Corporate Centre, Suite 600       301 Congress Avenue, Suite 1200
     New York, NY 10017              801 Crescent Centre Drive                  Austin, TX 78701
       (212) 455-2000                    Franklin, TN 37067                      (512) 477-5000
                                           (615) 778-6600
-------------------------------- ---------------------------------- ------------------------------------


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective and upon consummation of the transactions described in the enclosed prospectus.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

     If this form is filed to register additional securities for an offering pursuant to Rule 426(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                                                  ------------------------
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                          ----------------------


--------------------------------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE

================================ ======================== ================== ======================= ===============
                                                          PROPOSED MAXIMUM      PROPOSED MAXIMUM       AMOUNT OF
    TITLE OF EACH CLASS OF            AMOUNT TO BE         OFFERING PRICE      AGGREGATE OFFERING     REGISTRATION
  SECURITIES TO BE REGISTERED         REGISTERED(1)           PER UNIT               PRICE               FEE(2)
-------------------------------- ------------------------ ------------------ ----------------------- ---------------
Common Stock, par value $0.001
      per share, of Covad
  Communications Group, Inc.         13,000,000 shares      Not applicable     Not applicable          $7,407.38
================================ ======================== ================== ======================= ===============

(1) Represents the maximum number of shares of Covad Communications Group, Inc. Common Stock, par value $0.001 per share, to be issued to stockholders of BlueStar Communications Group, Inc. upon consummation of the merger of Covad Acquisition Corporation, a wholly owned subsidiary of Covad Communications, with and into BlueStar, the surviving corporation in the merger.

(2) Pursuant to Rule 457(f)(2) under the Securities Act, the registration fee was calculated on the basis of one third of the principal amount, par value or stated value of the securities to be cancelled or received by the Registrant, there being no market for such securities and the issuer of such securities having an accumulated capital deficit.

                             ----------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

                 SUBJECT TO COMPLETION, DATED AUGUST 10, 2000.
                                 [BLUESTAR LOGO]

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


Dear BlueStar Stockholder:

     The boards of directors of BlueStar Communications Group, Inc., Covad Communications Group, Inc. and Covad Acquisition Corporation, a wholly owned subsidiary of Covad Communications, have approved the acquisition of BlueStar by Covad Communications. As a result of the merger, BlueStar will become a wholly owned subsidiary of Covad Communications.

     We believe that the merger is in the best interests of the BlueStar stockholders. This is based upon, among other things, our belief that the merger will help to accelerate BlueStar's network deployment and expand its presence as a broadband service provider using DSL technology.

     If we complete the merger, the BlueStar stockholders will receive shares of Covad Communications common stock in exchange for their shares of BlueStar stock based upon a formula described in detail elsewhere in this prospectus. Upon the closing of the merger, stockholders of BlueStar are expected to own approximately __ % of the outstanding common stock of Covad Communications, while Covad Communications will own 100% of BlueStar.

     We cannot complete the merger unless the stockholders of BlueStar approve the merger, adopt the merger agreement and the form of escrow agreement, and approve the appointment of Christopher Lord as the agent of the BlueStar stockholders under the merger agreement and the escrow agreement.

     The board of directors of BlueStar has scheduled a special meeting of its stockholders to vote on this important matter. The special meeting is being held on _________________ , 2000, at 2:00 p.m. CDT, at Five Corporate Centre, Suite 600, 801 Crescent Centre Drive, Franklin, TN 37067 _________ .

     BlueStar stockholders owning a majority of the shares of BlueStar common stock and BlueStar preferred stock have entered into stockholder agreements with Covad Communications, pursuant to which they have agreed to vote in favor of these items. However, approval by 90% of BlueStar's stockholders is required under the merger agreement, unless Covad Communications chooses to waive this condition and accept a lesser percentage.

     This prospectus provides you with detailed information about the proposed merger. It also contains information about BlueStar and Covad Communications. We encourage you to read this document thoroughly. IN PARTICULAR, YOU SHOULD CAREFULLY READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 10 FOR A DESCRIPTION OF THE VARIOUS RISKS YOU SHOULD CONSIDER IN EVALUATING THE PROPOSED TRANSACTION, AND "THE MERGER--CONSIDERATION TO BE RECEIVED IN THE MERGER" AND "THE MERGER--TREATMENT OF STOCK OPTIONS AND BENEFIT PLANS" FOR A DESCRIPTION OF THE SHARE EXCHANGE PROVISIONS.

     We are very enthusiastic about this merger and the opportunities we expect from BlueStar's combination with Covad Communications. I join with the other members of the BlueStar board of directors in recommending that you vote in favor of the merger and the other related matters.

     Please use this opportunity to take part as a stockholder of BlueStar by voting. Whether or not you plan to attend the special meeting, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed stamped envelope, to ensure your shares are voted at the meeting. YOUR VOTE IS VERY IMPORTANT, SO PLEASE TAKE THE TIME TO VOTE YOUR SHARES.

Sincerely,

Robert E. Dupuis
Chairman of the Board

SEE "RISK FACTORS" BEGINNING ON PAGE 10 TO READ ABOUT CERTAIN RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

--------------------------------------------------------------------------------
      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR THE SECURITIES BEING OFFERED BY COVAD COMMUNICATIONS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS DATED AUGUST 10, 2000 AND IS FIRST BEING MAILED TO THE STOCKHOLDERS OF BLUESTAR COMMUNICATIONS GROUP, INC. ON OR
ABOUT         , 2000.

                                 [BLUESTAR LOGO]


                      BLUE STAR COMMUNICATIONS GROUP, INC.
                              Five Corporate Centre
                                    Suite 600
                            801 Crescent Centre Drive
                            Franklin, Tennessee 37067

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                              TO BE HELD ON , 2000


     A special meeting of stockholders of BlueStar Communications Group, Inc. will be held at Five Corporate Centre, Suite 600, 801 Crescent Centre Drive, Franklin, Tennessee 37067, on ______ , to consider and vote on the following matters described in this prospectus:

     1.   To approve and adopt together as one matter:

          o an Agreement and Plan of Merger and Reorganization, dated as of June 16, 2000, by and among Covad Communications Group, Inc., a Delaware corporation, Covad Acquisition Corporation, a newly organized Delaware corporation and wholly owned subsidiary of Covad Communications, and BlueStar Communications Group, Inc., a Delaware corporation, and the merger contemplated by that agreement,

          o the form of the escrow agreement referred to in the merger agreement, and

          o the appointment of Christopher Lord as agent of the BlueStar stockholders under the merger agreement and the escrow agreement.

     2. To transact other business that may properly come before the special meeting.

     In accordance with the General Corporation Law of the State of Delaware, BlueStar shall make available at BlueStar's principal office a complete list of the stockholders of BlueStar entitled to vote at the special meeting at least ten days prior to the date of the special meeting.

     Only stockholders of BlueStar of record at the close of business on ____ , 2000 are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements thereof. Under Delaware law, holders of BlueStar stock may be entitled to appraisal rights in connection with the merger.

                                             BY ORDER OF THE BOARD OF DIRECTORS,



                                             Robert E. Dupuis
                                             Chairman of the Board

                                             Franklin, Tennessee

                                                   , 2000

                             YOUR VOTE IS IMPORTANT!
     To be sure your shares are represented at the special meeting, please complete, date and sign the enclosed proxy card and mail it promptly in the enclosed postage-paid envelope as soon as possible.

You may vote in person at the special meeting even if you send in your proxy card. PLEASE DO NOT SEND YOUR STOCK CERTIFICATES WITH YOUR PROXY CARDS.

                                TABLE OF CONTENTS

                                                        PAGE
                                                        ----


QUESTIONS AND ANSWERS ABOUT THE PROPOSED MERGER..........1
SUMMARY..................................................2
      The Companies......................................3
      The Special Meeting................................3
      Vote Required......................................3
      Share Ownership of Management......................3
      Shares Subject to Stockholder Agreements...........3
      Recommendation of the BlueStar Board of Directors..3
      The Merger.........................................3
      Reasons for the Merger.............................3
      Consideration to Be Received in the Merger.........4
      Earn-Out Shares....................................4
      Interim Financing..................................4
      Conditions to the Merger ..........................4
      Termination of the Merger Agreement................5
      Regulatory and Legal Constraints...................5
      Material United States Federal Income
        Tax Consequences.................................5
      Anticipated Accounting Treatment...................5
      Opinion of Financial Advisor to BlueStar...........5
      Interests of Certain Persons in the Merger.........5
      Resale of Covad Communications Common Stock........5
      Dissenters' Rights.................................6
      Stockholder Agreements.............................6
      Stock Restriction Agreements.......................6
      Escrow Agreement...................................6
      Stockholders' Agent................................7
      Comparison of Stockholder Rights...................7
MARKET PRICE AND DIVIDEND INFORMATION....................8
      Covad Communications Market Price Data.............8
      BlueStar Market Price Data.........................8
      Recent Closing Prices..............................8
      Dividend Information...............................8
      Number of Stockholders.............................8
RISK FACTORS.............................................9
      Risks Related to the Merger........................9
      Risks Related to Covad Communications ............11
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.......29
THE SPECIAL MEETING.....................................30
      Date, Time and Place of Special Meeting...........30
      Matters to Be Considered at the Special Meeting...30
      Record Date; Stockholders Entitled
         to Vote; Quorum................................30
      Vote Required ....................................30
      Voting of Proxies.................................30
      Revoking Proxies..................................31
      Proxy Solicitation................................31
THE COMPANIES...........................................32
      Covad Communications Group, Inc...................32
      BlueStar Communications Group, Inc................50
      Covad Acquisition Corporation.....................51
MANAGEMENT OF COVAD COMMUNICATIONS......................52
THE MERGER..............................................58
      Background of the Merger..........................58
      Reasons for the Merger............................61
      Recommendation of the BlueStar Board of Directors.61
      Opinion of Financial Advisor to BlueStar..........62
      Structure of the Merger ..........................69
      Closing Matters...................................69
      Consideration to Be Received in the Merger........69
      Treatment of Stock Options and Benefit Plans......72
      Conditions to the Merger..........................72
      Termination of the Merger Agreement...............73
      Conduct of Business Pending the Closing
        of the Merger...................................74
      Additional Covenants and Agreements...............75
      Representations and Warranties....................75
      Amendment.........................................76
      Regulatory Approvals Required ....................76
      Expenses..........................................77
      Material United States Federal
        Income Tax Consequences.........................77
      Anticipated Accounting Treatment..................78
      Interests of Certain Persons in the Merger........78
      Resale of Covad Communications Common Stock.......79
      Dissenters' Rights................................80
      Procedures for Exchanging BlueStar
        Stock Certificates..............................81
      Stockholder Agreements............................81
      Stock Restriction Agreements......................82
      Escrow Agreement .................................82
      Stockholders' Agent ..............................82
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
  OF COVAD COMMUNICATIONS GROUP, INC....................84
COVAD COMMUNICATIONS MANAGEMENT'S DISCUSSION
  AND ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS.................................85
SELECTED CONSOLIDATED FINANCIAL INFORMATION
  OF BLUESTAR COMMUNICATIONS GROUP, INC.................95
BLUESTAR MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS OF OPERATION.......96
COMPARATIVE PER SHARE DATA..............................104
DESCRIPTION OF COVAD COMMUNICATIONS CAPITAL STOCK.......105
COMPARISON OF STOCKHOLDER RIGHTS........................108
      Authorized Shares.................................108
      Directors.........................................108
      Bylaw Amendments................................. 109
      Stockholder Meeting Procedures................... 109
LEGAL OPINIONS......................................... 110
EXPERTS................................................ 110


APPENDICES TO THE PROSPECTUS

APPENDIX A    Merger Agreement
APPENDIX B    Form of Stockholder Agreement
APPENDIX C    Form of Stock Restriction Agreement
APPENDIX D    Form of Escrow Agreement
APPENDIX E    Opinion of Donaldson, Lufkin & Jenrette Inc.
APPENDIX F    Section 262 of the Delaware General Corporation Law

                 QUESTIONS AND ANSWERS ABOUT THE PROPOSED MERGER


Q:   WHY ARE THE TWO COMPANIES PROPOSING TO MERGE?

A: The companies are merging in order to accelerate their network deployment and expand their presence as broadband service providers using DSL technology. The companies believe that the combined entity will have greater visibility and market penetration and will increase revenues from small- and medium-sized businesses located in Tier 2 and Tier 3 cities.

Q:   WHAT ARE THE BENEFITS OF THE MERGER?

A: The companies expect to realize the following benefits as a result of the merger:

     o    Additional distribution channels for their services and products;

     o Speed to market in implementing a nationwide direct sales strategy in smaller markets;

     o Increased ability to provide enhanced broadband services to small- and medium-sized businesses;

     o    Greater visibility and market penetration in Tier 2 and Tier 3 cities;

     o A large sales force with extensive experience selling broadband services to end users; and

     o    Higher margins on each end user line.

Q:   HOW IS THIS TRANSACTION BEING STRUCTURED?

A: If all conditions to the merger are satisfied (or waived), Covad Acquisition Corporation, a wholly owned subsidiary of Covad Communications Group, Inc., will be merged into BlueStar Communications Group, Inc. BlueStar will continue as the surviving corporation. Following the merger, BlueStar will be a wholly owned subsidiary of Covad Communications.

Q:   WHAT WILL I RECEIVE IN EXCHANGE FOR MY BLUESTAR STOCK?

A: When the merger becomes effective, 8,000,000 shares of Covad Communications common stock, adjusted for certain deductions described later in this prospectus, will be issued by Covad Communications to be divided among the BlueStar stockholders, option holders and warrant holders of BlueStar in accordance with an exchange ratio also described later in this prospectus. After the effective time of the merger, BlueStar stockholders and other equity owners of BlueStar may receive up to 5,000,000 additional shares of Covad Communications common stock depending upon the financial performance of BlueStar for its fiscal year 2001. These additional shares are called the "earn-out shares" and are also described later in this prospectus. See "The Merger--Consideration to Be Received in the Merger".

Q: WILL A PORTION OF THE COVAD COMMUNICATIONS COMMON STOCK ISSUED IN THE MERGER BE HELD IN ESCROW?

A: Yes. 800,000 of the shares of Covad Communications common stock issued in the merger will be placed in escrow to indemnify Covad Communications against any breaches of the merger agreement by BlueStar. The shares will be released and distributed to the former stockholders of BlueStar after one year, unless reserved to cover pending claims. Up to 10% of the earn-out shares may also be placed in escrow to cover pending claims. Shares under BlueStar's stock option plans will not be subject to the escrow.

Q: WILL THE SHARES OF COVAD COMMUNICATIONS ISSUED IN THE MERGER BE LISTED ON THE NASDAQ NATIONAL MARKET?

A: Yes. The common stock of Covad Communications issued in the merger will be listed on the Nasdaq National Market.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO STOCKHOLDERS OF BLUESTAR AND COVAD COMMUNICATIONS?

A: BlueStar stockholders who exchange their shares of BlueStar stock solely for shares of Covad Communications common stock pursuant to the merger will not recognize any gain or loss on the exchange for United States federal income tax purposes, except with respect to the cash, if any, received instead of fractional share interests of Covad Communications common stock. The merger will not have any tax consequences for Covad Communications stockholders. To review the tax consequences to stockholders in greater detail, see "The Merger--Material United States Federal Income Tax Consequences."

Q: WHAT WILL MY TAX BASIS BE IN THE COVAD COMMUNICATIONS COMMON STOCK I RECEIVE IN THE MERGER?

A: Your tax basis in your total shares of Covad Communications common stock you receive in the merger will equal your current tax basis in your BlueStar stock, reduced by the amount of basis allocable to fractional shares for which you will receive cash payment.

Q: WILL I BE ABLE TO SELL THE SHARES OF COVAD COMMUNICATIONS COMMON STOCK THAT I RECEIVE IN THE MERGER?

A: A number of BlueStar stockholders will be required under the merger agreement to enter into stock restriction agreements, which will restrict the disposal of their Covad Communications common stock received in the merger for a period of either 12 months (in the case of certain management stockholders) or six months (in all other cases). In addition, affiliates of Covad Communications will be required to enter into agreements to ensure their compliance with the securities laws restrictions placed on the selling of shares by affiliates. Finally, 800,000 of the shares of Covad Communications common stock issued in the merger will be placed into escrow for at least one year pursuant to the escrow agreement.

Q:   WHAT DO I NEED TO DO NOW?

A: After carefully reading and considering the information contained in this prospectus, please fill out and sign your proxy card. Then mail your completed, signed and dated proxy card in the enclosed return envelope as soon as possible so that your shares can be voted at the BlueStar special meeting.

Q:   CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: You may change your vote by sending a written notice stating that you would like to revoke your proxy or by completing and submitting a new, later-dated proxy card to the Corporate Secretary of BlueStar. You also may attend the BlueStar special meeting and vote in person. However, BlueStar stockholders who are parties to stockholder agreements with Covad Communications may not revoke the proxies they granted to Covad Communications under those agreements. The stockholder agreements are described under "The Merger--Stockholder Agreements."

Q:   SHOULD I SEND IN MY BLUESTAR STOCK CERTIFICATES NOW?

A: No. You should not send in your BlueStar stock certificates now. After the merger is completed, you will receive written instructions for exchanging your BlueStar stock certificates for Covad Communications stock certificates.

Q:   WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working toward completing the merger as quickly as possible after the BlueStar special meeting. We hope to complete the merger by the end of September 2000. Because the merger is subject to governmental approvals, however, we cannot predict the exact timing of the closing.

Q:   WHO CAN HELP ANSWER MY OTHER QUESTIONS?

A: If you have more questions about the merger, you should contact Norton Cutler, BlueStar's general counsel, at (615) 778-7316.


                                     SUMMARY

     THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT YOU. TO UNDERSTAND THE TRANSACTIONS FULLY, AND FOR A MORE COMPLETE DESCRIPTION OF THE LEGAL TERMS OF THE TRANSACTIONS, YOU SHOULD CAREFULLY READ THIS ENTIRE DOCUMENT AND THE DOCUMENTS TO WHICH WE HAVE REFERRED YOU. PLEASE REFER TO THE SECTION ENTITLED "WHERE YOU CAN FIND MORE INFORMATION" FOR ADDITIONAL SOURCES OF INFORMATION.


THE COMPANIES
COVAD COMMUNICATIONS GROUP, INC.
4520 Burton Drive
Santa Clara, CA  95054
Attn:  Investor Relations
(408) 987-1000

     Covad Communications is a leading provider of broadband communications services to Internet service provider, enterprise, telecommunications carrier and other customers. These services include a range of high-speed, high capacity Internet and network access services using digital subscriber line (DSL) technology, and related value-added services. Internet service providers purchase these services in order to provide high-speed Internet access to their business and consumer end-users. Enterprise customers purchase these services directly or indirectly from Covad Communications to provide employees with high-speed remote access to the enterprise's local area network (RLAN access), which improves employee productivity and reduces network connection cost. Telecommunications carrier customers purchase these services for resale to their Internet service provider affiliates, Internet users and enterprise customers.

BLUESTAR COMMUNICATIONS GROUP, INC.
Five Corporate Centre, Suite 600
801 Crescent Centre Drive
Franklin, TN 37067
Attn: Norton Cutler
(615) 778-7316

     BlueStar is a provider of broadband communications and Internet services to small- and medium-sized businesses in Tier 2 and Tier 3 markets. BlueStar began deploying its network in the Southeast, and plans to begin expanding into Tier 2 and Tier 3 markets in the Midwest in 2000. BlueStar's Internet access services, which are packaged with Web hosting and e-mail, and its high-speed real private networking services are provided primarily using digital subscriber line, or DSL, technology. BlueStar has deployed an asynchronous transfer mode, or ATM, and Internet protocol backbone network that links all of its central offices and markets. This network allows it to lower its Internet access costs, control speed and quality of its broadband services and provides it with a superior platform for the delivery of additional enhanced services.

COVAD ACQUISITION CORPORATION
c/o Covad Communications Group, Inc.
4520 Burton Drive
Santa Clara, CA  95054
Attn:  Investor Relations
(408) 987-1000

     Covad Acquisition Corporation is a wholly owned subsidiary of Covad Communications that was organized solely for purposes of completing the merger.

THE SPECIAL MEETING

     DATE, TIME AND PLACE. The special meeting of stockholders of BlueStar will be held at 2:00 pm CDT on ______________ , at Five Corporate Centre, Suite 600, 801 Crescent Centre Drive, Franklin, TN 37067.

     MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING.

     At the special meeting, the holders of BlueStar stock will be asked to approve the merger, adopt the merger agreement and the form of the escrow agreement, and approve the appointment of Christopher Lord as the BlueStar stockholders' agent under the merger agreement and the escrow agreement.

     RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM. The close of business on _______ is the record date for determining which holders of BlueStar stock are entitled to vote at the special meeting. At the record date, there were ________ shares of BlueStar common stock and 22,687,646 shares of BlueStar preferred stock entitled to vote at the special meeting.

     Holders of BlueStar stock as of the record date are entitled to one vote per share on each matter to be voted on at the special meeting.

     For purposes of the special meeting, a quorum consists of a majority of the shares of BlueStar stock issued and outstanding and entitled to vote, represented in person or by proxy.

VOTE REQUIRED

     Adoption of the merger agreement by BlueStar's stockholders is required by the General Corporation Law of the State of Delaware. The proposal to approve and adopt the merger and the associated transactions, the merger agreement, the form of escrow agreement, and the appointment of Christopher Lord as the BlueStar stockholders' agent under the merger agreement and the escrow agreement, requires the affirmative vote of

o 90% of the holders of outstanding shares of BlueStar common stock and BlueStar preferred stock, voting together as a single class; and

o a majority of the holders of outstanding BlueStar preferred stock, voting separately as a single class.

SHARE OWNERSHIP OF MANAGEMENT

     As of the record date, the executive officers and directors of BlueStar and their affiliates collectively owned___shares of BlueStar common stock and BlueStar preferred stock, together representing approximately ____ of the total outstanding BlueStar stock, and 15,856,043 shares of BlueStar preferred stock, representing approximately 69% of the total outstanding BlueStar preferred stock.

     It is anticipated that the shares of BlueStar stock held by management of BlueStar will be voted in favor of the various matters to be considered at the special meeting.

SHARES SUBJECT TO STOCKHOLDER AGREEMENTS

     Pursuant to stockholder agreements among Covad Communications and certain stockholders of BlueStar, Covad Communications holds proxies to vote [ __________ ] shares of BlueStar common stock and 18,166,844 shares of BlueStar preferred stock, representing approximately 80% of the total shares of BlueStar stock outstanding on the record date, and 80% of the shares of BlueStar preferred stock outstanding on the record date.

RECOMMENDATION OF THE BLUESTAR BOARD OF DIRECTORS

     The BlueStar board of directors believes that the merger and the associated transactions, the merger agreement and the form of escrow agreement are fair to and in the best interests of BlueStar and its stockholders, and has approved and declared advisable the merger and the associated transactions, the merger agreement and the form of escrow agreement, and the appointment of Christopher Lord as the BlueStar stockholders' agent under the merger agreement and the escrow agreement.

      THE BLUESTAR BOARD OF DIRECTORS RECOMMENDS THAT BLUESTAR STOCKHOLDERS VOTE FOR THESE MATTERS AT THE SPECIAL MEETING.

THE MERGER

     The merger agreement provides for the acquisition of BlueStar by Covad Communications. If the merger agreement and related matters are approved by BlueStar's stockholders at the special meeting, BlueStar will merge with Covad Acquisition Corporation and become a wholly owned subsidiary of Covad Communications.

      The merger agreement is attached as Appendix A to this prospectus. We encourage you to read the merger agreement carefully because it is the legal document that governs the merger.

REASONS FOR THE MERGER

      The companies are merging in order to accelerate their network deployment and expand their presence as broadband services providers using DSL technology. The companies believe that together they will have greater visibility and market penetration and will increase revenues from small- and medium-sized businesses located in Tier 2 and Tier 3 cities. The companies expect the merger to result in:

     o    additional distribution channels for their services and products;

     o speed to market in implementing a nationwide direct sales strategy in smaller markets;

     o increased ability to provide enhanced broadband services to small- and medium-sized businesses;

     o    greater visibility and market penetration in Tier 2 and Tier 3 cities;

     o a large sales force with extensive experience selling broadband services to end users; and

     o    higher margins for each end user.

CONSIDERATION TO BE RECEIVED IN THE MERGER

     Under the merger agreement, Covad Communications will issue to the BlueStar stockholders and other equity owners of BlueStar at the effective time of the merger 8,000,000 shares of Covad Communications common stock, minus shares (priced at the closing price for Covad Communications common stock on the NASDAQ National Market on the third business day prior to closing) with a value equal to

o    BlueStar's transaction costs for the merger; and

o the principal, interest and expenses associated with the interim financing extended to BlueStar prior to the merger. See "--Interim Financing" below for a fuller description of this financing.

     This consideration will be divided among BlueStar stockholders and other equity owners of BlueStar at the effective time of the merger according to an exchange ratio calculated as follows:


o First, for the purpose of satisfying the liquidation preferences of BlueStar preferred stockholders, shares of Covad Communications common stock (priced at the average closing price for Covad Communications common stock on the NASDAQ National Market over the 20 days ending on the fourth business day prior to closing) will be set aside with a value equal to $71,121,770.57, the total amount of those preferences, and divided among the BlueStar preferred stockholders pro rata according to their share ownership; and

o Second, each share of BlueStar stock, including the BlueStar preferred stock, will be converted into a number of shares of Covad Communications common stock to be calculated by dividing the remaining shares of Covad Communications common stock to be issued in the merger, by the total number of BlueStar shares (calculated on a fully diluted basis, excluding certain options that have been forfeited by their owners and are incapable of exercise).

See "The Merger--Consideration to Be Received in the Merger" for more detail as to merger consideration.

     Covad Communications will not issue fractional shares in the merger. Instead, the total number of shares of Covad Communications common stock to be received by each BlueStar stockholder in the merger will be rounded down to the nearest whole number, and the BlueStar stockholders will receive a cash payment for the value of the fraction of a share of Covad Communications common stock (based on the closing price for Covad Communications common stock on the NASDAQ National Market on the third business day prior to closing) they would otherwise have received.

EARN-OUT SHARES

     Following the conclusion of BlueStar's 2001 fiscal year, Covad Communications will issue to the BlueStar stockholders up to 5,000,000 additional shares of Covad Communications common stock, known as "earn-out shares". The exact number of the earn-out shares will depend upon the financial performance of BlueStar in fiscal year 2001 against pre-established revenue and earnings benchmarks described in the merger agreement.

     Each share of BlueStar stock outstanding as of the effective time of the merger will represent the right to receive additional shares of Covad Communications common stock to be calculated by dividing the total number of earn-out shares by the total number of BlueStar shares outstanding at the effective time of the merger (calculated on a fully diluted basis, excluding certain options that have been forfeited by their owners and are incapable of exercise). See "The Merger-Consideration to Be Received in the Merger-- Exchange Ratios" for more detail as to how the earn-out exchange ratio is calculated.

INTERIM FINANCING

     In connection with the merger, Bear Stearns Corporate Lending Inc. is providing BlueStar with interim financing. All of the interest, principal and expenses of this interim financing will be subtracted from the merger consideration to be received by the BlueStar Stockholders in the merger. BlueStar has currently borrowed $15.9 million for its continued operations to the date of this prospectus, and currently expects to borrow up to approximately $32.0 million to the effective time of the merger. See "The Merger--Consideration to be Received in the Merger--Interim Financing" for more specifics on the interim financing.

CONDITIONS TO THE MERGER

     BlueStar and Covad Communications will complete the merger only if certain conditions specified in the merger agreement are either satisfied or waived, including the following:

o    adoption by 90% of the BlueStar stockholders of the merger agreement;

o absence of any injunction, restraining order or other decree that restrains or prohibits the consummation of any of the transactions contemplated by the merger agreement;

o receipt of all orders, consents and approvals of any governmental authorities legally required for the consummation of the transactions contemplated by the merger agreement and termination or expiration of the related waiting periods under applicable antitrust or merger control or competition laws or regulations;

o absence of material adverse changes in the business of BlueStar or Covad Communications;

o execution by each of the required parties of the additional agreements contemplated by the merger agreement; and

o    receipt of opinions from counsel as to the tax-free nature of the merger.

TERMINATION OF THE MERGER AGREEMENT

     Either Covad Communications or BlueStar may terminate the merger agreement at any time prior to the effective time of the merger if:

o the transactions contemplated by the merger agreement are not completed by December 31, 2000;

o a governmental authority or legal action permanently prohibits consummation of the transactions contemplated by the merger agreement; or

o    the BlueStar stockholders do not adopt the merger agreement.

REGULATORY AND LEGAL CONSTRAINTS

     The merger is subject to U.S. antitrust laws. We have made the required filings with the U.S. Department of Justice and the Federal Trade Commission. The applicable waiting period under those filings required before completing the merger expired at 11:59 p.m. on August 4, 2000. The Department of Justice or the Federal Trade Commission, as well as a state or private person, may challenge the merger at any time before its completion, even after expiration of the applicable waiting period.

     In addition, Covad Communications and BlueStar must receive authorization from the appropriate governmental authorities for the assignment of BlueStar's CLEC authority (required for the operation of BlueStar's business) in the states of Florida, Georgia, Kansas, Louisiana, Mississippi, North Carolina, Oklahoma and Texas need a sentence as to status at date of prospectus.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     We have structured the merger so that BlueStar stockholders will not recognize gain or loss for United States federal income tax purposes in the merger, except for taxes payable because of cash received by BlueStar stockholders instead of fractional shares. It is a condition to the merger that we receive legal opinions to the effect that the merger constitutes a reorganization within the meaning of the Internal Revenue Code.

     TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER OF COVAD COMMUNICATIONS WITH BLUESTAR WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

ANTICIPATED ACCOUNTING TREATMENT

     The merger will be accounted for using the purchase method of accounting.

OPINION OF FINANCIAL ADVISOR TO BLUESTAR

     In deciding to approve the merger and the related transactions, BlueStar's board of directors considered the presentation and a draft of a form opinion of Donaldson, Lufkin & Jenrette, Inc., its financial advisors, that, as of June 14, 2000, the aggregate merger consideration contemplated by the merger agreement and the related agreements was fair, from a financial point of view, to the BlueStar stockholders. Such presentation and a draft of a form opinion were provided for the information and assistance of BlueStar's board of directors in connection with its vote on the merger and related transactions and does not constitute a recommendation as to how any holder of shares of BlueStar stock should vote with respect to the merger.

     On August 4, 2000, DLT delivered to the BlueStar board its written opinion dated August 4, 2000, to the effect that, as of June 14, 2000, based on and subject to the assumptions, qualifications and limitations set forth in that opinion, the consideration to be received by the holders of BlueStar common stock in the merger was fair to such holders from a financial point of view. The full text of the written opinion of Donaldson, Lufkin & Jenrette, Inc., dated August 4, 2000, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix E to this prospectus. You are urged to read the opinion in its entirety.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

      A number of BlueStar stock option holders are entitled to accelerated vesting of 50% of their unvested options in the event of a change of control such as the merger. It is anticipated that 85% of such option holders will enter into stock restriction agreements that require that these accelerated options will be forfeited if the holders leave BlueStar or are dismissed for cause within 12 months of the effective time of the merger.

     Two officers of BlueStar, Robert E. Dupuis, the Chairman and CEO, and Richard L. Burtner, the Chief Financial Officer, have agreements with BlueStar that entitle them to certain benefits in the event of a change of control such as the merger, or if they are dismissed without cause in certain circumstances.

     Two directors of BlueStar also have significant interests in Covad Communications. These interests were made known to and considered by the BlueStar board of directors, and the relevant directors recused themselves from voting on the merger proposal.

     BlueStar and Covad Communications have agreed to indemnify the directors and officers of BlueStar following the merger, and to maintain their insurance coverage.

 RESALE OF COVAD COMMUNICATIONS COMMON STOCK

     The shares of Covad Communications common stock to be issued to stockholders of BlueStar pursuant to the merger have been registered under the Securities Act, and may generally be freely traded without restriction by people who will not be "affiliates" of Covad Communications after the merger and who were not

"affiliates" of BlueStar on the date of the BlueStar special meeting for purposes of Rule 145 under the Securities Act. Affiliates may resell the Covad Communications common stock received by them in the merger only if the shares are registered for resale under the Securities Act or if an exemption from registration under the Securities Act is available or such sales do not exceed volume limitations presented by Rule 145 under the Securities Act. BlueStar stockholders signing stock restriction agreements will be contractually prohibited from selling their shares for either six months or one year after the effective time of the merger.

DISSENTERS' RIGHTS

     Under Delaware law, BlueStar stockholders are entitled to appraisal rights, subject to certain conditions discussed more fully elsewhere in this prospectus. Appraisal rights entitle a dissenting stockholder, under certain conditions, to receive a valuation of their shares and a payment of that value in cash. Failure to follow the steps required by law for perfecting appraisal rights may lead to the loss of those rights, in which case the stockholder will be treated in the same manner as other, non-dissenting stockholders. In view of the complexity of law relating to appraisal rights, BlueStar stockholders who are considering objecting to the merger should consult their own legal advisors. See Appendix F for a reproduction of Section 262 of the Delaware law relating to dissenters' rights.

STOCKHOLDER AGREEMENTS

     Covad Communications and certain stockholders of BlueStar entered into stockholder agreements on June 15, 2000 as a condition to the signing of the merger agreement. Under the stockholder agreements, these BlueStar stockholders have agreed to retain ownership of their BlueStar stock prior to the merger and to vote all of their shares of BlueStar stock in favor of the adoption of the merger agreement and other related matters at the special meeting. These stockholders have also given Covad Communications an irrevocable proxy over their stock in relation to proposals relating to the approval of the merger and the merger agreement and other matters that would facilitate such approval. Such stockholders have also agreed, subject to the fiduciary duties of officers and directors of BlueStar, not to initiate, solicit or negotiate other acquisition proposals prior to the expiration of the stockholder agreements.

     The stockholder agreements expire on the earlier of the date of the closing of the merger or date of the termination of the merger agreement. Stockholders holding a majority of the total outstanding stock and a majority of the preferred stock of BlueStar, have entered into such agreements.

     A form of stockholder agreement is attached as Appendix B to this prospectus. We encourage you to read this agreement carefully.

STOCK RESTRICTION AGREEMENTS

     BlueStar has agreed as a condition to closing the merger that it will obtain stock restriction agreements from 85% of a selected group of BlueStar's managers, 80% of its employees holding vested options, and holders of 75% of the stock held by the remaining stockholders.

     The stock restriction agreements restrict the ability of the signatories to transfer the Covad Communications stock they receive in the merger, or any interest in it, for a period of 12 months (in the case of the selected managers) or six months (in the case of other signatories).

     The stock restriction agreements also provide that if an option holder has received an accelerated vesting of options due to the merger, then the accelerated options will be subject to forfeiture if the option holder leaves the employment of BlueStar or is dismissed for cause within 12 months of the effective time of the merger.

     These agreements are designed to ensure that certain former stockholders of BlueStar, after having exchanged their BlueStar stock for Covad Communications common stock, nevertheless retain an interest in ensuring that BlueStar succeeds in reaching, and exceeding, its performance goals.

     A form of stock restriction agreement is attached as Appendix C to this prospectus. We encourage you to read this agreement carefully.

ESCROW AGREEMENT

     Before the effective time of the merger, Covad Communications, Christopher Lord as agent for the BlueStar stockholders, and an escrow agent will enter into an escrow agreement providing for 800,000 of the shares of common stock to be issued by Covad Communications to BlueStar stockholders in the merger to be delivered to the escrow agent upon the closing of the merger. This escrow fund will be used to indemnify Covad Communications in the event that BlueStar is found to have breached the merger agreement. In most cases of breach by BlueStar, the escrow fund will be Covad Communications' exclusive source of indemnification. Shares under BlueStar's stock option plan will not be subject to the escrow. The escrow agreement is an integral part of the merger agreement.

     When the escrow period expires 12 months after the merger become effective, shares of Covad Communications common stock held in escrow that are not required to meet pending claims will be released to the former BlueStar stockholders.

     If there are still claims pending against the escrow fund when the earn-out shares are calculated, and there are inadequate shares of Covad Communications common stock remaining in escrow to cover these claims, then up to 10% of the total earn-out shares in an amount sufficient to cover the pending claims will be deposited in the escrow fund.

     The form of escrow agreement is attached as Appendix D to this prospectus. We encourage you to read this agreement carefully.

STOCKHOLDERS' AGENT

     Christopher Lord has been recommended by the BlueStar board of directors to serve as the BlueStar stockholders' agent under the escrow agreement and the merger agreement. As the BlueStar stockholders' agent, Mr. Lord will act on behalf of the BlueStar stockholders on matters under the merger agreement and the escrow agreement. At the special meeting, stockholders of BlueStar will be asked to appoint Mr. Lord as the stockholders' agent under the merger agreement and the escrow agreement.

COMPARISON OF STOCKHOLDER RIGHTS

     BlueStar and Covad Communications are both Delaware corporations. Currently, the rights of stockholders of BlueStar are determined by reference to Delaware law and BlueStar's certificate of incorporation and bylaws. At the effective time of the merger, stockholders of BlueStar will become stockholders of Covad Communications. As a result, their rights as stockholders will then be determined by reference to Delaware law and Covad Communications' certificate of incorporation and bylaws. There are differences between the two corporations' certificates of incorporation and bylaws.

                      MARKET PRICE AND DIVIDEND INFORMATION

COVAD COMMUNICATIONS MARKET PRICE DATA

     The Covad Communications common stock is listed on the Nasdaq National Market under the symbol "COVD". The following table sets forth the range of high and low sales prices for Covad Communications common stock as reported on the Nasdaq National Market since January 22, 1999. Prior to that time, there was no public market for Covad Communications common stock. These prices have been split-adjusted to account for the stock splits in May 1999 and March 2000.

PRICE RANGE OF OUR COMMON STOCK

       FISCAL YEAR ENDED DECEMBER 31, 1999            HIGH        LOW
       -----------------------------------           -----       -----
       First Quarter..............................   47.50       12.00
       Second Quarter.............................   72.38       39.56
       Third Quarter..............................   67.50       37.31
       Fourth Quarter.............................   65.38       38.78


       FISCAL YEAR ENDED DECEMBER 31, 2000
       -----------------------------------
       First Quarter..............................   66.25       38.63
       Second Quarter.............................   44.75       15.44
       Third Quarter(Through _______).............      --          --

     BlueStar stockholders are urged to obtain current quotations for the market prices of Covad Communications common stock. No assurance can be given as to the market price of Covad Communications common stock at the effective time of the merger.

BLUESTAR MARKET PRICE DATA

     There is no established trading market in BlueStar stock.

RECENT CLOSING PRICES

     On June 15, 2000, the last trading day before the public announcement of the merger agreement, the closing price of Covad Communications common stock as reported on the Nasdaq National Market was $25.25 per share.

     On August 7, 2000, the closing price of Covad Communications common stock as reported on the Nasdaq National Market was $18 3/16 per share.

DIVIDEND INFORMATION

     Neither Covad Communications nor BlueStar has ever paid any cash dividends on its stock, and both anticipate that they will continue to retain any earnings for the foreseeable future for use in the expansion and operation of their respective businesses. The terms of Covad Communications debt indentures relating to the 13-1/2% senior discounted notes due 2008, its 12-1/2% senior notes due 2009 and its 12% senior notes due 2010 also restrict its ability to pay cash dividends on its capital stock. BlueStar is prohibited from paying cash dividends to its stockholders pursuant to a loan agreement with Bear Stearns Corporate Lending Inc.

NUMBER OF STOCKHOLDERS

     As of July 1, 2000, there were 594 holders of record of Covad Communications common stock and as of August [ ____ ], 2000, there were [_______ ] holders of record of BlueStar stock.

                                  RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE DETERMINING WHETHER TO VOTE TO APPROVE THE MERGER AND THE RELATED MATTERS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, COVAD COMMUNICATIONS' BUSINESS AND FINANCIAL CONDITION OR ITS RESULTS OF OPERATIONS COULD BE SERIOUSLY HARMED. IF THAT HAPPENS, THE VALUE OF THE COVAD COMMUNICATIONS COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATED TO THE MERGER

     THE MAXIMUM NUMBER OF SHARES OF COVAD COMMUNICATIONS COMMON STOCK TO BE ISSUED AT THE EFFECTIVE TIME OF THE MERGER WILL NOT CHANGE DESPITE POTENTIAL CHANGES IN THE COVAD COMMUNICATIONS COMMON STOCK PRICE PRIOR TO THE CLOSING DATE.

     The maximum number of shares of Covad Communications common stock to be issued at the effective time of the merger, including Covad Communication common stock to be reserved for issuance upon exercise of BlueStar stock options and warrants assumed by Covad Communications, is 8,000,000. This amount will not be adjusted based on fluctuations in the price of Covad Communications common stock prior to the closing date. Accordingly, the value of the consideration that you will receive if the merger occurs will depend on both the market price of Covad Communications common stock on the closing date as well as an average price of the Covad Communications common stock prior to closing. This value may decrease from the date you submit your proxy. The closing price of Covad Communications common stock on the Nasdaq National Market on June 15, 2000, the last trading day prior to the public announcement of the merger agreement, was $25.25, and on August 7, 2000, the most recent practicable date prior to the printing of this prospectus, was $18 3/16. A change in the price of the Covad Communications common stock will also affect the proportion of the merger consideration allocated to the holders of BlueStar preferred stock and BlueStar common stock. BlueStar preferred stockholders will receive prior to payment of shares to all stockholders, a number of liquidation preference shares determined by dividing $71,121,770.57 by the average of the closing prices of Covad Communications common stock over the thirty-day period ending three days prior to the closing date. As a result, a declining Covad stock price will result in the preferred stockholders receiving more of the total fixed number of shares and the common stockholders receiving a lesser share. In addition, many stockholders will be required to retain their ownership of their Covad Communications common stock for a certain period after the effective time of the merger, during which time the value of that stock may vary greatly from the price at the time of the special meeting. The Covad Communications common stock may also vary greatly in price by the time the earn-out shares are calculated, and hence the value of the earn-out consideration may decrease. You are urged to obtain current market quotations for Covad Communications common stock prior to the special meeting.

     THE REQUIREMENT FOR REGULATORY APPROVALS MAY DELAY CONSUMMATION OF THE MERGER, INCREASING THE RISK THAT THE VALUE OF THE COVAD COMMUNICATIONS COMMON STOCK WILL FLUCTUATE OVER TIME.

     Consummation of the merger is conditioned upon the receipt of all material governmental authorizations, consents, orders and approvals, including the expiration or termination of the applicable waiting periods, and any extension of the waiting periods, under antitrust laws. BlueStar and Covad Communications intend to pursue vigorously all required regulatory approvals. No assurance can be given, however, that these approvals will be obtained, or, if they are obtained, as to the terms, conditions and timing of these approvals. The requirement for these approvals could delay the consummation of the merger after BlueStar stockholders have approved the proposals relating to the merger at the special meeting.

     THE INTERESTS OF MANAGEMENT MAY BE DIFFERENT FROM THOSE OF STOCKHOLDERS.

     Some members of BlueStar's management and board of directors, including individuals who will be executive officers of the surviving corporation, have various interests in the merger that may be different from, or in addition to, the interests of BlueStar stockholders. See "The Merger--Interests of Certain Persons in the Merger" for more information concerning matters relating to the employment and compensation of the directors and executive officers of BlueStar.

     COVAD COMMUNICATIONS MAY ENCOUNTER DIFFICULTIES IN THE INTEGRATION AND DEVELOPMENT OF THE BUSINESS OF BLUESTAR.

     Covad Communications' strategy to integrate and develop the businesses of Covad Communications and BlueStar following the merger involves a number of elements that management may not be able to implement as expected. For example, Covad Communications may encounter operational difficulties in the integration of the facilities of the two companies such that expected cost savings may not be realized. In addition, commercial and technological advances resulting from the integration of technologies of Covad Communications and BlueStar may not be achieved as successfully or as rapidly as currently anticipated, if at all. The consolidation of operations, technologies and marketing and distribution methods and the technological integration of the BlueStar and Covad Communications networks present significant managerial challenges. There can be no assurance that these actions will be accomplished as successfully or as rapidly as currently anticipated. Some of the factors contributing to the risks attendant to integration faced by Covad Communications are:

     o difficulties and expenses of integrating operations, technology and personnel into Covad Communications' operations while preserving the goodwill of the BlueStar businesses;

     o the additional financial resources that may be needed to fund the operations of BlueStar;

     o the potential disruption caused to the businesses of Covad Communications and BlueStar by the need to dedicate management and other resources to completing the merger transactions;

     o the difficulty of creating and maintaining uniform standards, controls, procedures and policies;

     o the impairment of Covad Communications' relationships with its resellers, who may view Covad Communications as a competitor after the merger since BlueStar sells directly to potential customers of Covad Communications' resellers;

     o the ability of Covad Communications' management to manage the substantial expansion of Covad Communications' employee base and the integration of teams that have not previously worked together, while dealing with the potential loss of key employees of BlueStar;

     o the impairment of relationships with employees and customers as a result of changes in management; and

     o the different geographic locations of the principal operations of Covad Communications and BlueStar.

     THE COSTS OF THE TRANSACTIONS AND THE COSTS OF INTEGRATING COVAD COMMUNICATIONS' AND BLUESTAR'S OPERATIONS ARE SUBSTANTIAL AND WILL MAKE IT MORE DIFFICULT FOR COVAD COMMUNICATIONS TO ACHIEVE PROFITABILITY.

     Covad Communications will incur substantial costs in connection with the merger transactions which may make it more difficult to achieve profitability in the future. Covad Communications estimates that it will incur costs associated with the merger transactions, consisting of transaction fees for investment bankers, attorneys, accountants and other related costs incurred by Covad Communications (such nonrecurring transaction costs being recorded as goodwill upon consummation of the merger transactions) and additional nonrecurring restructuring charges, in an amount currently estimated to be approximately $7,745,000. There can be no assurance that Covad Communications will not incur additional charges in excess of these amounts to reflect costs associated with the merger transactions, including the costs of integrating the Covad Communications and BlueStar operations.

     THE EARN-OUT CONSIDERATION DEPENDS UPON BLUESTAR ACHIEVING FINANCIAL TARGETS THAT MAY BE DIFFICULT TO ACHIEVE.

     The stockholders of BlueStar are eligible to receive up to 5,000,000 additional shares of Covad Communications common stock in the form of earn-out shares if BlueStar achieves revenue and earnings targets for fiscal year 2001. Achieving these goals will require significant improvement in BlueStar's ability to raise revenue and reduce its EBITDA losses. There can be no assurance that these targets can be achieved or that BlueStar stockholders will receive all or any of the earn-out shares.

     IF THE MERGER FAILS TO QUALIFY AS A TAX-FREE REORGANIZATION YOU WILL RECOGNIZE GAIN OR LOSS ON YOUR BLUESTAR SHARES.

     BlueStar and Covad Communications have structured the merger to qualify as a tax-free organization under Section 368(a) of the Internal Revenue Code of 1986. Although the Internal Revenue Service has not provided a ruling on the merger, BlueStar and Covad Communications will each obtain a legal opinion from their respective counsels that the merger qualifies as a tax-free reorganization. These opinions neither bind the IRS nor prevent the IRS from adopting a contrary position. If the merger fails to qualify as a tax-free reorganization, you would generally recognize gain or loss on each BlueStar share surrendered in the merger in the amount of the difference between your basis in such share and the fair market value of the Covad Communications common stock and other consideration you receive in exchange for such BlueStar share at the time of the merger.

     A PORTION OF YOUR SHARES WILL BE HELD IN AN ESCROW ACCOUNT FOR A PERIOD OF AT LEAST ONE YEAR.

     Upon completion of the merger, 800,000 shares of Covad Communications common stock issued at the closing of the merger will be delivered to the escrow agent, on behalf of the holders of BlueStar stock, as security for breaches by BlueStar of any of its representations, warranties or covenants set forth in the merger agreement. Up to 10% of the earn-out shares may also be placed in the escrow account. The escrowed shares are to remain in an escrow account for at least one year after the effective time of the merger. If Covad Communications successfully asserts a claim while the escrowed shares remain in the escrow account, you may not receive all or part of these escrowed shares.

     THE ESCROW AGENT MAY NOT ACT IN THE MANNER YOU DESIRE.

     The merger agreement provides that Christopher Lord will act as the escrow agent in certain matters involving the shares of Covad Communications common stock to be held in escrow. Your vote to approve the merger agreement and the merger also effectively constitutes acceptance of Christopher Lord as escrow agent to act as such in accordance with the merger agreement and the escrow agreement by which it is bound. The escrow agent may not act in the manner you desire and any arbitration orders required to be enforced by the escrow agent pursuant to the terms of the escrow agreement could have the effect of reducing the consideration you ultimately receive in the merger.

     THE STOCKHOLDERS' AGENT MAY NOT ACT IN THE MANNER YOU DESIRE.

     You have been asked to approve the appointment of Christopher Lord as the stockholders' agent to act in certain matters involving the shares of Covad Communications common stock to be held in escrow. As stockholders' agent, Mr. Lord will have the right, among other things, to compromise and settle claims made by Covad Communications against the escrowed shares. The stockholders' agent may not act in the manner you desire and decisions made by him could have the effect of reducing the consideration you ultimately receive in the merger.

     FAILURE TO COMPLETE THE MERGER WOULD NEGATIVELY IMPACT BLUESTAR'S FUTURE BUSINESS AND OPERATIONS.

     If the merger is not completed for any reason, BlueStar may be subject to a number of material risks, including the following:

     o If BlueStar continues to incur substantial operating losses, it will need to immediately and successfully establish new sources of financing, the availability of which is uncertain;

     o    Potential customers may defer purchases of BlueStar's services; and

     o    Employee turnover may increase.

     The occurrence of any of these factors would likely result in serious harm to BlueStar's business, operating results and financial condition.

RISKS RELATED TO COVAD COMMUNICATIONS

     REJECTIONS OF COVAD COMMUNICATIONS' APPLICATIONS FOR CENTRAL OFFICE AND REMOTE TERMINAL SPACE BY TRADITIONAL TELEPHONE COMPANIES ARE LIKELY TO DELAY THE EXPANSION OF COVAD COMMUNICATIONS' NETWORK AND THE ROLL OUT OF ITS SERVICES.

     Covad Communications must secure physical space from traditional telephone companies for its equipment in their central offices in order to provide its services in targeted metropolitan statistical areas. In the past, Covad Communications has experienced rejections of its applications to secure this space in many central offices, and Covad Communications continues to receive rejections in some central offices. In addition, to provide a full range of DSL services, Covad Communications must access remote terminals, which are used by traditional telephone companies to serve end-users through a combination of fiber optic technology and copper wires. Traditional telephone companies are increasing their deployment of fiber-fed remote terminal architectures. For Covad Communication to provide copper-based DSL services to these end-users, Covad Communications needs to access the copper telephone wires that terminate at these remote terminals.

     Covad Communications expects that, as it proceeds with deployment, it will face additional rejections of its applications for central office space in other targeted metropolitan statistical areas. These rejections have in the past resulted, and could in the future result, in delays and increased expenses in the rollout of services in targeted metropolitan statistical areas, including delays and expenses associated with engaging in legal proceedings with the traditional telephone companies. This has harmed Covad Communications' business and is likely to continue to harm Covad Communications' business in future periods.

     Covad Communications faces other challenges in dealing with the traditional telephone companies:

     o there may be real limitations on the availability of central office space in certain central offices and remote terminals;

     o they frequently claim lack of available facilities when asked by Covad Communications to provide connections between central offices, remote terminals and telephone wires to end-users;

     o they frequently fail to promise delivery of, or actually deliver, properly connected telephone wires to Covad Communications' end-users on time;

     o they frequently do not cooperate in providing Covad Communications with relevant telephone wire information, such as the length of the wire;

     o they frequently do not deploy and provide Covad Communications with integrated software systems that allow Covad Communications to seamlessly place large volumes of orders for telephone lines;

     o they frequently do not cooperate in maintaining and resolving problems relating to delivery of telephone lines; and

     o they frequently do not cooperate in providing relevant information about the presence and types of remote terminals that may be serving end-users.

     Covad Communications is engaged in a variety of negotiations, regulatory disputes and legal actions to resolve these situations. Covad Communications may be unable to resolve these matters successfully.

     The Federal Communications Commission has been reviewing the policies and practices of the traditional telephone companies with the goal of facilitating the efforts of competitive telecommunications companies to obtain central office space and telephone wires more easily and on more favorable terms. On March 31, 1999, the FCC adopted rules to make it easier and less expensive for competitive telecommunications companies to obtain central office space and to require traditional telephone companies to make new alternative arrangements for obtaining central office space. However, the FCC's new rules have not been uniformly implemented in a timely manner, may not ultimately enhance Covad Communications' ability to obtain central office space, and have been subject to litigation.

     Moreover, in March 2000, a federal appeals court struck portions of the FCC's new rules and has required the FCC to reconsider and review those rules. In particular, the appeals court has required the FCC to revise its rules concerning the types of equipment that Covad Communications may collocate on the traditional telephone company premises and the steps that traditional telephone companies may take to separate their equipment from its equipment. The traditional telephone companies may implement the court's ruling and any subsequent FCC rules in a manner that impairs Covad Communications' ability to obtain collocation space and collocate the equipment of Covad Communications' choice on their premises. Such actions by the traditional telephone companies could adversely affect Covad Communications' business and disrupt Covad Communications' existing network design, configuration and services.

     On November 5, 1999, the FCC adopted rules that require traditional telephone companies to provide access to remote terminal locations and to require them to provide access to copper wires that terminate at these terminals. These rules went into effect in May 2000. These rules are currently being appealed. Covad Communications has been very active in these and other regulatory proceedings in order to ensure that it receives the full nondiscriminatory access to these remote terminals and copper wires.

     CHARGES FOR UNBUNDLED NETWORK ELEMENTS ARE OUTSIDE OF COVAD COMMUNICATIONS' CONTROL BECAUSE THEY ARE PROPOSED BY THE TRADITIONAL TELEPHONE COMPANIES AND ARE SUBJECT TO COSTLY REGULATORY APPROVAL PROCESSES.

     Traditional telephone companies provide the unbundled DSL-capable lines or telephone wires that connect each end-user to Covad Communications' equipment located in the central offices. The 1996 Telecommunications Act generally requires that charges for these unbundled network elements be cost-based and nondiscriminatory. The nonrecurring and recurring monthly charges for DSL-capable lines that Covad Communications requires vary greatly. These rates are subject to the approval of the state regulatory commissions. The rate approval processes for DSL-capable lines and other unbundled network elements typically involve a lengthy review of the rates proposed by the traditional telephone companies in each state. The ultimate rates approved typically depend on the traditional telephone company's initial rate proposals and the policies of the state public utility commission. These rate approval proceedings are time-consuming and expensive. Consequently, Covad Communications is subject to the risk that the nonrecurring and recurring charges for DSL-capable lines and other unbundled network elements will increase based on rates proposed by the traditional telephone companies and approved by state regulatory commissions from time to time, which would harm Covad Communications' operating results.

     THE FAILURE OF TRADITIONAL TELEPHONE COMPANIES TO ADEQUATELY PROVIDE TRANSMISSION FACILITIES AND PROVISION TELEPHONE WIRES IS LIKELY TO IMPAIR COVAD COMMUNICATIONS' ABILITY TO INSTALL LINES AND ADVERSELY AFFECT COVAD COMMUNICATIONS' GROWTH RATE.

     Covad Communications interconnects with and uses traditional telephone companies' networks to service its customers. This presents a number of challenges because Covad Communications depends on traditional telephone companies:

     o to use their technology and capabilities to meet certain telecommunications needs of its customers and to maintain its service standards;

     o to cooperate with Covad Communications for the provision and maintenance of transmission facilities; and

     o to provide the services and network components that Covad Communications orders, for which they depend significantly on unionized labor. Labor issues have in the past, and may in the future, hurt the telephone companies' performance. For example, on August 6, 2000 employees of Verizon Communications (formerly GTE and Bell Atlantic) began a work stoppage that will impair its ability to provision telephone lines.

     Covad Communications' dependence on the traditional telephone companies has caused and could continue to cause Covad Communications to encounter delays in establishing Covad Communications' network and providing higher speed DSL services. Covad Communications relies on the traditional telephone companies to provision telephone wires to its customers and end-users. Covad Communications must establish efficient procedures for ordering, provisioning, maintaining and repairing large volumes of DSL-capable lines from the traditional telephone companies. Covad Communications must also establish satisfactory electronic billing and payment arrangements with the traditional telephone companies. Covad Communications may not be able to do these things in a manner that will allow it to retain and grow its customer and end-user base.

     It has been and continues to be Covad Communications' experience that, at any given time, one or more of the traditional telephone companies will fail to deliver the central office space, transmission facilities, telephone wires or other elements, features and functions that Covad Communications' business requires. For example, the traditional telephone companies currently are significantly impairing Covad Communications' ability to efficiently install its services, and this has adversely affected the growth in the volume of orders Covad Communications receives. The failure of the traditional telephone companies to consistently and adequately deliver operable telephone wires to Covad Communications on time has significantly contributed to an increase in the backlog of uninstalled orders. The continued inadequate performance of the traditional telephone companies could slow the growth in Covad Communications' revenues and reduce the growth in orders placed by Covad Communications' customers, which could materially harm Covad Communications' business.

     On November 18, 1999, the FCC decided that the traditional local telephone companies must provide Covad Communications and other competitive local exchange carriers with access to line sharing. This allows Covad Communications to provide its services over the same telephone wire used by the traditional telephone companies to provide analog voice services. The FCC has directed the traditional local telephone companies to enter into agreements with competitors, such as Covad Communications, and take the necessary steps to provide such access by mid-2000. However, it is unclear whether the traditional telephone companies will provide Covad Communications with such access in a meaningful way this year.

     Although Covad Communications has entered into interim line sharing agreements with the major local telephone carriers, the permanent rates, terms and conditions of line sharing access have not yet been mutually agreed to between the traditional local phone companies and Covad Communications. Many state commissions have not yet arbitrated disputes or set line sharing rates in connection with failed negotiations between traditional local phone companies and Covad Communications. The efforts of traditional local telephone companies to provide Covad Communications with line sharing may inadvertently or purposefully cause disruption and dislocation to Covad Communications' existing processes for obtaining full telephone lines and Covad Communications' ability to provide its services.

     COVAD COMMUNICATIONS DEPENDS ON THE TRADITIONAL TELEPHONE COMPANIES FOR THE QUALITY AND AVAILABILITY OF THE TELEPHONE WIRES THAT COVAD COMMUNICATIONS USES.

     Covad Communications depends significantly on the quality and availability of the traditional telephone companies' telephone wires, shared lines and the traditional telephone companies' maintenance of such wires. Covad Communications may not be able to obtain the telephone wires and the services Covad Communications requires from the traditional telephone companies at satisfactory quality levels, rates, terms and conditions. Covad Communications' inability to do so could delay the expansion of its network and degrade the quality of its services to its customers.

     COVAD COMMUNICATIONS' BUSINESS WILL SUFFER IF ITS INTERCONNECTION AGREEMENTS ARE NOT RENEWED OR IF THEY ARE MODIFIED ON UNFAVORABLE TERMS.

     Covad Communications is required to enter into and implement interconnection agreements in each of its targeted metropolitan statistical areas with the appropriate traditional telephone companies in order to provide service in those regions. Covad Communications has not yet entered into all of the interconnection agreements it requires to complete its 165 metropolitan statistical area build-out. Covad Communications may be unable to timely enter into these agreements, which are a prerequisite to Covad Communications' provision of service in those areas. Many of Covad Communications' existing interconnection agreements have a maximum term of three years. Therefore, Covad Communications will have to renegotiate these agreements with the traditional telephone companies when they expire. Covad Communications may not succeed in extending or renegotiating them on favorable terms or at all.

     As the FCC modifies, changes and implements rules related to unbundling and collocation, Covad Communications generally has to renegotiate its interconnection agreements with the traditional telephone companies in order to implement those new or modified rules. Covad Communications may be unable to timely renegotiate these agreements, or may be forced to arbitrate and litigate terms with the traditional telephone company that fully comply with FCC rules. As a result, although the FCC may implement rules or policies designed to speed or improve Covad Communications' ability to provide its services, Covad Communications may not be able to timely implement those rules or policies.

     Additionally, disputes have arisen and will continue to arise in the future as a result of differences in interpretations of the interconnection agreements. For example, Covad Communications is in litigation proceedings with certain of the traditional telephone companies. These disputes have delayed the deployment of Covad Communications' network, and resolution of the litigated matters will cause Covad Communications' ongoing expenditure of money and management time. These disputes may have also negatively affected Covad Communications' service to its customers and its ability to enter into additional interconnection agreements with the traditional telephone companies in other states. In addition, the interconnection agreements are subject to state commission, FCC and judicial oversight. These government authorities may modify the terms of the interconnection agreements in a way that harms Covad Communications' business.

     COVAD COMMUNICATIONS' BUSINESS IS DIFFICULT TO EVALUATE BECAUSE COVAD COMMUNICATIONS HAS A LIMITED OPERATING HISTORY.

     Covad Communications was incorporated in October 1996 and introduced its services commercially in the San Francisco Bay Area in December 1997. Because of Covad Communications' limited operating history, you have limited operating and financial data upon which to evaluate Covad Communications' business. You should consider that Covad Communications has the risks of an early stage company in a new and rapidly evolving market. To overcome these risks, Covad Communications must:

     o    rapidly expand the geographic coverage of its services;

     o attract and retain customers within its existing and in new metropolitan statistical areas;

     o    increase awareness of its services;

     o    respond to competitive developments;

     o    continue to attract, retain and motivate qualified persons;

     o continue to upgrade its technologies in response to competition and market factors;

     o    manage its traditional telephone company suppliers;

     o    rapidly install high-speed access lines;

     o    effectively manage the growth of its operations; and

     o deliver additional value-added services to its customers without causing existing customers to cease reselling its services or reducing the volume or rate of growth of sales of its services.


     COVAD COMMUNICATIONS HAS A HISTORY OF LOSSES AND EXPECTS INCREASING LOSSES IN THE FUTURE.

     Covad Communications has incurred substantial losses and experienced negative cash flow each fiscal quarter since its inception. As of March 31, 2000, Covad Communications had an accumulated deficit of approximately $353.4 million. Covad Communications intends to increase its capital expenditures and operating expenses in order to expand its business. As a result, Covad Communications expects to incur substantial additional net losses and substantial negative cash flow for the next several years due to continued development, commercial deployment and expansion of its network. Covad Communications may also make investments in and acquisitions of complementary businesses to support the growth of its business. Covad Communications' future cash requirements for developing, deploying and enhancing its network and operating its business, as well as its revenues, will depend on a number of factors including:

     o the number of regions entered, the timing of entry and services offered;

     o    network development schedules and associated costs;

     o the rate at which customers and end-users purchase its services and the pricing of such services;

     o the level of marketing required to acquire and retain customers and to attain a competitive position in the market place;

     o the rate at which Covad Communications invests in engineering and development and intellectual property with respect to existing and future technology; and

     o    unanticipated opportunities.

     In addition, Covad Communications expects its net losses to increase in the future due to interest and amortization charges related to its 13 1/2% senior discounted notes (the "1998 notes") due 2008, its 12 1/2% senior notes (the "1999 notes") due 2009, its 12% senior notes due 2010 (the "2000 notes") and the amortization charges related to its issuance of preferred stock to AT&T Ventures and two affiliated funds, NEXTLINK Communications, Inc. and Qwest Communications International Inc. in January 1999. For example:

     o Interest and amortization charges relating to the 1998 notes were approximately $22.3 million during the year ending December 31, 1999. These charges will increase each year until the year ending December 31, 2004, during which period the interest and amortization charges will be approximately $36.9 million. This increase is due to the accretion of the 1998 notes to $260 million through March 2003.

     o Interest and amortization charges relating to the 1999 notes were approximately $24.8 million during the year ending December 31, 1999, and will increase slightly each year to approximately $29.3 million during the year ending December 31, 2008.

     o Interest and amortization charges relating to the 2000 notes will be approximately $48.2 million during the year ending December 31, 2000, and will be $52.2 million each following year through the maturity of the notes in February 2010.

     o Covad Communications recorded intangible assets of $28.7 million associated with the issuance of its preferred stock to AT&T Ventures, NEXTLINK and Qwest. Amortization charges relating to preferred stock issuance were approximately $8.2 million during the year ending December 31, 1999. These amounts will result in an annual amortization charge of approximately $8.4 million in each of the years in the two-year period ending December 31, 2001.

     COVAD COMMUNICATIONS' BUSINESS WILL SUFFER IF ITS INTERNET SERVICE PROVIDERS, TELECOMMUNICATIONS CARRIERS AND OTHER THIRD PARTIES ARE NOT SUCCESSFUL IN MARKETING AND SELLING ITS SERVICES.

     Covad Communications primarily markets its Internet access services through Internet service providers, telecommunications carriers and other customers for resale to their business and consumer end-users. To date, a limited number of Internet service providers have accounted for the significant majority of Covad Communications' revenues. As a result, a significant reduction in the number of end-users or revenues provided by one or more of Covad Communications' key Internet service providers could materially harm Covad Communications' operating results in any given period. Covad Communications expects that its Internet service provider customers and telecommunications carriers will account for the majority of its future market penetration and revenue growth. Covad Communications' agreements with its customers are generally non-exclusive. Many of Covad Communications' customers also resell services offered by Covad Communications' competitors. In addition, a number of Covad Communications' customers have committed to provide large numbers of end-users in exchange for price discounts. If Covad Communications' customers do not meet their volume commitments or otherwise do not sell its services to as many end-users as Covad Communications expects, Covad Communications' business will suffer. In addition, these and future relationships Covad Communications may establish with other third parties may not result in significant line orders or revenues.

     COVAD COMMUNICATIONS' OPERATING RESULTS ARE LIKELY TO FLUCTUATE IN FUTURE PERIODS AND MAY FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS.

     Covad Communications' annual and quarterly operating results are likely to fluctuate significantly in the future as a result of numerous factors, many of which are outside of Covad Communications' control. These factors include:

     o the timing and willingness of traditional telephone companies to provide Covad Communications with central office space and the prices, terms and conditions on which they make available the space to Covad Communications;

     o the amount and timing of capital expenditures and other costs relating to the expansion of Covad Communications' network and the marketing of Covad Communications' services;

     o delays in the commencement of operations in new regions and the generation of revenue because certain network elements have lead times that are controlled by traditional telephone companies and other third parties;

     o the ability to develop and commercialize new services by Covad Communications or Covad Communications' competitors;

     o the ability to order or deploy Covad Communications' services on a timely basis to adequately satisfy end-user demand;

     o    Covad Communications' ability to successfully operate its network;

     o the rate at which customers subscribe to Covad Communications' services;

     o decreases in the prices for Covad Communications' services due to competition, volume-based pricing and other factors;

     o Covad Communications' ability to retain Internet service provider, enterprise and telecommunications carrier customers and limit end-user churn rates;

     o the mix of line orders between consumer end-users and business end-users (which typically have higher margins);

     o the success of Covad Communications' relationship with AT&T and other potential third parties in generating significant end-user demand;

     o the development and operation of Covad Communications' billing and collection systems and other operational systems and processes;

     o    the rendering of accurate and verifiable bills by Covad
          Communications' traditional telephone company suppliers and resolution of billing disputes;

     o the incorporation of enhancements, upgrades and new software and hardware products into Covad Communications' network and operational processes that may cause unanticipated disruptions;

     o the interpretation and enforcement of regulatory developments and court rulings concerning the 1996 Telecommunications Act, interconnection agreements and the antitrust laws; and

     o    the availability of equipment and services from key vendors.

     As a result, it is likely that in some future quarters Covad
Communications' operating results will be below the expectations of securities analysts and investors. If this happens, the trading price of the Covad Communications common stock would likely decline.

     COVAD COMMUNICATIONS CANNOT PREDICT WHETHER IT WILL BE SUCCESSFUL BECAUSE ITS BUSINESS STRATEGY IS LARGELY UNPROVEN.

     Covad Communications believes that it was the first competitive telecommunications company to widely provide high-speed Internet and network access using DSL technology. To date, Covad Communications' business strategy remains significantly unproven. To be successful, Covad Communications must develop and market services that achieve broad commercial acceptance by Internet service provider, enterprise and telecommunications carrier customers in targeted metropolitan statistical areas. Because Covad Communications' business and the demand for high-speed digital communications services are in the early stages of development, Covad Communications is uncertain whether its services will achieve broad commercial acceptance.

     It is uncertain whether Covad Communications' strategy of selling and providing its services through Internet service providers, telecommunication carriers and others will be successful. This strategy creates marketing, operational and other challenges and complexities that are less likely to appear in the case of a single entity providing integrated DSL and ISP services. For example, cable modem service providers, such as Excite@Home Corporation and Time Warner, Inc., market, sell and provide high-speed services, Internet access and content services on an integrated basis. Also, Covad Communications' new DSL + IP and VBSP services may adversely affect its relationship with its current ISP customers, since Covad Communications will be providing some of the services that they provide. Covad Communications does not anticipate that this will have a substantial adverse effect on its relationship with its ISP customers because Covad Communications will be able to provide its ISP customers with these additional services at a lower cost than they would pay if they developed these additional services internally.

     Three recently-announced mergers and acquisitions--between America Online, Inc. and Time Warner, Inc., between NTT and Verio and between NEXTLINK and Concentric Network Corporation--highlight a growing trend among service providers and telecommunications carriers to combine the marketing, selling and provision of high-speed data transmission services, Internet access and content services. While Covad Communications does not believe that such combined entities providing integrated services will adversely affect its business, no assurance can be given that such combinations will not ultimately have such an adverse effect. Further, no assurance can be given that additional acquisitions of Internet service providers by traditional and local competitive telecommunications carriers, and other strategic alliances between such entities, will not harm Covad Communications' business.

     In light of Covad Communications' acquisition of Laser Link.Net, Inc. and other changes Covad Communications has made in its business to provide Internet access services on a wholesale basis to Internet service providers, such as Prodigy Communications Corporation and Juno On-Line, some of its existing Internet service provider customers may perceive Covad Communications as a potential or actual competitor instead of as a supplier. Similarly, Covad Communications' agreement to acquire BlueStar, which sells its services directly to end-users, may cause Covad Communications' existing Internet service provider customers to view Covad Communications as a competitor. Such Internet service providers may therefore reduce the volume or the rate of growth of the sales of Covad Communications' services, or may cease to resell its services. No assurance can be given that its provision of additional services will not alienate some or all of Covad Communications' existing customers and thus harm its business.

     COVAD COMMUNICATIONS MAY EXPERIENCE DECREASING PRICES FOR ITS SERVICES, WHICH MAY IMPAIR ITS ABILITY TO ACHIEVE PROFITABILITY OR POSITIVE CASH FLOW.

     Covad Communications may experience decreasing prices for its services due to competition, volume-based pricing, an increase in the proportion of its revenues generated by its consumer services and other factors. Currently, Covad Communications charges higher prices for some of its services than some of its competitors do for their similar services. As a result, Covad Communications cannot assure you that its customers and their end-user customers will select Covad

Communications' services over those of its competitors. In addition, prices for digital communications services in general have fallen historically, and Covad Communications expects this trend to continue. Covad Communications has provided and expects in the future to provide price discounts to customers that commit to sell its services to a large number of their end-user customers. Covad Communications' consumer-grade services have lower prices than its business-grade services. As a result, expected increases in the percentage of Covad Communications' revenues which Covad Communications derives from its consumer services will likely reduce its overall profit margins. Covad Communications also expects to reduce prices periodically in the future to respond to competition and to generate increased sales volume. As a result, Covad Communications cannot predict whether demand for its services will exist at prices that enable Covad Communications to achieve profitability or positive cash flow.

     COVAD COMMUNICATIONS' FAILURE TO MANAGE ITS GROWTH EFFECTIVELY MAY DELAY ITS NETWORK EXPANSION AND SERVICE ROLLOUT.

     Covad Communications' strategy is to significantly expand its network within its existing metropolitan statistical areas and to deploy its network in substantially all of its 165 targeted metropolitan statistical areas by the end of 2000. The execution of this strategy involves:

     o    obtaining the required government authorizations;

     o identifying, accessing and initiating service in key central offices within existing and target regions;

     o designing, maintaining and upgrading adequate operational support, billing and collection systems;

     o obtaining central office space and maintaining connections between central offices;

     o obtaining phone lines and electronic ordering facilities from its traditional telephone company suppliers on a timely basis; and

     o entering into and renewing interconnection agreements with the appropriate traditional telephone companies on satisfactory terms and conditions.

     To accomplish this strategy, Covad Communications must, among other things:

     o establish a marketing strategy to acquire a substantial number of customers and end-users;

     o continue to implement and improve its operational, financial and management information systems, including its client ordering, provisioning, dispatch, trouble ticketing and other operational systems as well as its billing, accounts receivable and payable tracking, collection, fixed assets and other financial management systems;

     o hire and train additional qualified management and technical personnel;

     o manage and resolve any disputes which may arise with its traditional telephone company suppliers;

     o establish and maintain relationships with third parties to market and sell Covad Communications' services, install network equipment and provide field service; and

     o    continue to expand and upgrade its network infrastructure.

     Covad Communications may be unable to do these things successfully. As a result, Covad Communications may be unable to deploy its network as scheduled, deploy its services in a timely manner or achieve the operational growth necessary to achieve its business strategy.

     Covad Communications' growth has placed, and is expected to continue to place, significant demands on its management and operational resources. Covad Communications expects to continue to significantly increase its employee base to support the deployment of its network. Covad Communications also expects to implement system upgrades, new software systems and other enhancements, which could cause disruption and dislocation in its business. If Covad Communications is successful in implementing its marketing strategy, Covad Communications may have difficulty responding to demand for its services and technical support in a timely manner and in accordance with its customers' expectations. Covad Communications expects these demands to require the addition of new management personnel and the increased outsourcing of company functions to third parties. Covad Communications may be unable to do this successfully, in which case Covad Communications could experience a reduction in the growth of its line orders and, therefore, its revenues.

     In February to March 2000, Covad Communications deployed new software systems that caused some disruption to its business while enhancing the productivity and efficiency of certain operational practices. Future changes in Covad Communications' processes that it introduces or is required to introduce as a result of its arrangements with the traditional telephone companies could cause similar or more serious disruption to Covad Communications' ability to provide its services and to its overall business.

     Thus far Covad Communications has electronically linked its own ordering software systems to the software systems of five of the traditional telephone companies. Such electronic linkage is essential for Covad Communications to successfully place a large volume of orders for access to telephone wires. There can be no assurance that Covad Communications will be successful in electronically linking its software system to those of all of the traditional telephone companies who Covad Communications relies on for the supply of access to their telephone wires. Even if Covad Communications has such electronic links, Covad Communications cannot assure you that it will be able to process all of its orders through such electronic links, which would require additional human intervention. Covad Communications' failure to electronically link its systems with those of all major traditional telephone companies would severely harm its ability to provide its services in large volume to its customers.

     THE MARKETS COVAD COMMUNICATIONS FACES ARE HIGHLY COMPETITIVE AND COVAD COMMUNICATIONS MAY NOT BE ABLE TO COMPETE EFFECTIVELY, ESPECIALLY AGAINST ESTABLISHED INDUSTRY COMPETITORS WITH SIGNIFICANTLY GREATER FINANCIAL RESOURCES.

     The markets Covad Communications faces for business and consumer Internet access and remote LAN access services are intensely competitive. Covad Communications expects that these markets will become increasingly competitive in the future. In addition, the traditional telephone companies dominate the current market and have a monopoly on telephone wires. Covad Communications poses a competitive risk to the traditional telephone companies and, as both Covad Communications' competitors and its suppliers, they have the ability and the motivation to harm its business. Covad Communications also faces competition from cable modem service providers, competitive telecommunications companies, traditional and new national long distance carriers, Internet service providers, on-line service providers and wireless and satellite service providers. Many of these competitors have longer operating histories, greater name recognition, better strategic relationships and significantly greater financial, technical or marketing resources than Covad Communications does. As a result, these competitors:

     o may be able to develop and adopt new or emerging technologies and respond to changes in customer requirements or devote greater resources to the development, promotion and sale of their products and services more effectively than Covad Communications can;

     o    may form new alliances and rapidly acquire significant market share;
          and

     o may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing high-speed digital services.

     The intense competition from Covad Communications' competitors, including the traditional telephone companies, the cable modem service providers and the competitive telecommunications companies could harm Covad Communications' business.

     The traditional telephone companies represent the dominant competition in all of Covad Communications' target service areas, and Covad Communications expects this competition to intensify. For example, they have an established brand name and reputation for high quality in their service areas, possess sufficient capital to deploy DSL equipment rapidly, have their own telephone wires and can bundle digital data services with their existing analog voice services to achieve economies of scale in serving customers. Certain of the traditional telephone companies have aggressively priced their consumer DSL services as low as $19-$29 per month, placing pricing pressure on Covad Communications' TeleSurfer services. While Covad Communications may be allowed to provide its data services over the same telephone wires that they provide analog voice services, it may be unable to obtain this ability. Even if Covad Communications does obtain this ability, there can be no assurance that it will be permitted to provide its services in this manner without running into operational or technical obstacles, including those created by the traditional telephone companies. Further, they can offer service to end-users from certain central offices where Covad Communications is unable to secure central office space and offer service. Accordingly, Covad Communications may be unable to compete successfully against the traditional telephone companies.

     Cable modem service providers, such as Excite@Home Corporation and MediaOne, the broadband services arm of MediaOne Group (formerly U S West Media Group), and their respective cable partners, are deploying high-speed Internet access services over coaxial cable networks. Where deployed, these networks provide similar, and in some cases, higher-speed Internet access and RLAN access than Covad Communications provides. They also offer these services at lower price points than Covad Communications' TeleSurfer services. As a result, competition with the cable modem service providers may have a significant negative effect on Covad Communications' ability to secure customers and may create downward pressure on the prices Covad Communications can charge for its services.

     Many competitive telecommunications companies offer high-speed data services using a business strategy similar to Covad Communications. Some of these competitors have begun offering DSL-based access services and others are likely to do so in the future. In addition, some competitive telecommunications companies have extensive fiber networks in many metropolitan areas primarily providing high-speed digital and voice circuits to large corporations, and have interconnection agreements with traditional telephone companies pursuant to which they have acquired central office space in many of Covad Communications' existing and target markets. Further, certain of Covad Communications' customers have made investments in Covad Communications' competitors. As a result of these factors, Covad Communications may be unsuccessful in generating a significant number of new customers or retaining existing customers.

     COVAD COMMUNICATIONS' LEVERAGE IS SUBSTANTIAL AND WILL INCREASE, MAKING IT MORE DIFFICULT TO RESPOND TO CHANGING BUSINESS CONDITIONS.

     As of March 31, 2000, Covad Communications had approximately $823.8 million of long-term obligations (including current portion), which consists primarily of the 1998 notes, the 1999 notes and the 2000 notes. Because the 1998 notes accrete to $260 million through March 2003, Covad Communications will become increasingly leveraged until then, whether or not it incurs new indebtedness in the future. Covad Communications may also incur additional indebtedness in the future, subject to certain restrictions contained in the indentures governing the 1998 notes, the 1999 notes and the 2000 notes, to finance the continued development, commercial deployment and expansion of its network and for funding operating losses or to take advantage of unanticipated opportunities. The degree to which Covad Communication is leveraged could have important consequences. For example, it could:

     o materially limit or impair Covad Communications' ability to obtain additional financing or refinancing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

     o require Covad Communications to dedicate a substantial portion of its cash flow to the payment of principal and interest on its indebtedness, which reduces the availability of cash flow to fund working capital, capital expenditures, acquisitions, general corporate matters or other matters;

     o limit Covad Communications' ability to redeem the 1998 notes, the 1999 notes and the 2000 notes in the event of a change of control; and

     o increase Covad Communications' vulnerability to economic downturns, limit its ability to withstand competitive pressures and reduce its flexibility in responding to changing business and economic conditions.

     COVAD COMMUNICATIONS WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SERVICE ITS INDEBTEDNESS; ITS ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND ITS CONTROL.

     Covad Communications expects to continue to generate substantial net losses and negative cash flow for at least the next several years. Covad Communications may be unable to maintain a level of cash flow from operations sufficient to permit it to pay the principal and interest on its current indebtedness or any additional indebtedness it may incur. The 1998 notes accrete to $260 million through March 2003, and Covad Communications must begin paying cash interest on those notes in September 2003. Covad Communications has provided for the first six payments on the 1999 notes by setting aside approximately $74.1 million in government securities to fund such payments. Covad Communications began paying cash interest on the 1999 notes in August 1999 and will begin paying cash interest on the 2000 notes in August 2000.

     Covad Communications' ability to make scheduled payments with respect to indebtedness will depend upon, among other things:

     o    its ability to achieve significant and sustained growth in cash flow;

     o    the rate and success of the commercial deployment of its network;

     o    successful operation of its network;

     o the market acceptance, customer demand, rate of utilization and pricing for its services;

     o its ability to successfully complete development, upgrades and enhancements of its network; and

     o    its ability to complete additional financings, as necessary.

     Each of these factors is affected by economic, financial, competitive and other factors, many of which are beyond its control. If Covad Communications is unable to generate sufficient cash flow to service its indebtedness, it may have to reduce or delay network deployments, restructure or refinance its indebtedness or seek additional equity capital, strategies that may not enable it to service and repay it indebtedness. Any failure to satisfy its obligations with respect to the 1998 notes, the 1999 notes or the 2000 notes at or before maturity would be a default under the related indentures and could cause a default under agreements governing its other indebtedness. If such defaults occur, the holders of the indebtedness would have enforcement rights, including the right to accelerate payment of the entire amount of the debt and the right to commence an involuntary bankruptcy proceeding against Covad Communications.

     COVAD COMMUNICATIONS' INTELLECTUAL PROPERTY PROTECTION MAY BE INADEQUATE TO PROTECT ITS PROPRIETARY RIGHTS, AND COVAD COMMUNICATIONS MAY BE SUBJECT TO INFRINGEMENT CLAIMS.

     Covad Communications regards certain aspects of its products, services and technology as proprietary. Covad Communications attempts to protect them with patents, copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. These methods may not be sufficient to protect its technology. Covad Communications also generally enters into confidentiality or license agreements with its employees and consultants, and generally controls access to and distribution of its documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use its products, services or technology without authorization, or to develop similar technology independently.

     Currently, Covad Communications has been issued one patent and has a number of additional patent applications pending. Covad Communications intends to prepare additional applications and to seek patent protection for its systems and services. These patents may not be issued to Covad Communications. If issued, they may not protect its intellectual property from competition. Competitors could seek to design around or invalidate these patents.

     Effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. The global nature of the Internet makes it virtually impossible to control the ultimate destination of Covad Communications' proprietary information. The steps that Covad Communications has taken may not prevent misappropriation or infringement of its technology. Litigation may be necessary in the future to enforce its intellectual property rights, to protect its trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could harm Covad Communications' business.

     In addition, others may sue Covad Communications with respect to infringement of their intellectual property rights. Last year Covad Communications was sued by Bell Atlantic for an alleged infringement of a patent issued to them in September 1998 entitled "Variable Rate and Variable Mode Transmission System." Although a court recently held that Covad Communications does not infringe Bell Atlantic's patent, this ruling is still subject to appeal. As litigation is inherently unpredictable, there is no guarantee that Covad Communications will prevail on an appeal of this ruling. An unfavorable outcome on appeal of this ruling, or in any other lawsuit that may be brought against Covad Communications, could limit its ability to provide all its services and require Covad Communications to pay damages, which could significantly harm its business.

     COVAD COMMUNICATIONS WILL NEED ADDITIONAL FUNDS IN THE FUTURE IN ORDER TO CONTINUE TO GROW ITS BUSINESS.

     Covad Communications believes its current capital resources will be sufficient for its funding and working capital requirements for the deployment and operation of its network into the second quarter of 2001. Thereafter, Covad Communications will be required to raise additional capital through the issuance of debt or equity financings. Covad Communications may choose to raise additional capital sooner, depending on market conditions. The actual amount and timing of its future capital requirements will depend upon a number of factors, including:

     o the number of geographic areas targeted and entered and the timing of entry and services offered;

     o    network deployment schedules and associated costs;

     o the rate at which customers and end-users purchase Covad Communications' services and the pricing of such services;

     o the level of marketing required to acquire and retain customers and to attain a competitive position in each region Covad Communications enters;

     o the rate at which Covad Communications invests in engineering and development and intellectual property with respect to existing and future technology; and

     o investment opportunities in complementary businesses, acquisitions or other opportunities.

     Covad Communications also may be unsuccessful in raising sufficient capital at all or on terms that it considers acceptable. If this happens, its ability to continue to expand its business or respond to competitive developments would be impaired.

     In addition, indentures governing Covad Communications' existing indebtedness contain covenants that may restrict its business activities and its ability to raise additional funds. As a result, Covad Communications may not be able to undertake certain activities which management believes are in its best interest to develop its business. Covad Communications also may be unable to raise as much additional funding through the issuance of debt securities as it may need in the future. This could require Covad Communications to raise funding through the issuance of equity securities or amend its indentures, which it may be unable to do on acceptable terms.

     THE SCALABILITY AND SPEED OF COVAD COMMUNICATIONS' NETWORK REMAIN LARGELY UNPROVEN.

     As of June 30, 2000, Covad Communications had deployed its network in a total of 92 metropolitan statistical areas, many of which have been deployed only in the last several months. As a result, the ability of its DSL networks and operational support systems to connect and manage a substantial number of online end-users at high speeds is still unknown. Consequently, there remains a risk that Covad Communications may not be able to scale its network and operational support systems up to its expected end-user numbers while achieving superior performance. Peak digital data transmission speeds currently offered across its DSL networks are 1.5 megabits per second downstream. However, the actual data transmission speeds over its network could be significantly slower and will depend on a variety of factors, including:

     o    the type of DSL technology deployed;

     o    the distance an end-user is located from a central office;

     o    the configuration of the telecommunications line being used;

     o quality of the telephone wires provisioned by traditional telephone companies; and

     o Covad Communications' operational support systems which manage its network.

     As a result, Covad Communications' network may be unable to achieve and maintain the highest possible digital transmission speed. Covad Communications' failure to achieve or maintain high-speed digital transmissions would significantly reduce customer and end-user demand for its services.

     INTERFERENCE IN THE TRADITIONAL TELEPHONE COMPANIES' COPPER PLANT COULD DEGRADE THE PERFORMANCE OF COVAD COMMUNICATIONS' SERVICES.

     Certain tests indicate that some types of DSL technology may cause interference with, and be interfered with by other signals present in a traditional telephone company's copper plant, usually with lines in close proximity. In addition, as Covad Communications continues to implement line sharing with the traditional local telephone companies, its deployment of its ADSL data services could interfere with the voice services of the traditional local telephone companies carried over the same line or adjacent lines. If it occurs, such interference could cause degradation of performance of its services or the services of the traditional local telephone companies and render Covad Communications unable to offer its services on selected lines. The amount and extent of such interference will depend on the condition of the traditional telephone company's copper plant and the number and distribution of DSL and other signals in such plant, which cannot now be ascertained.

     When interference occurs, it is difficult to detect. The procedures to resolve interference issues between competitive telecommunications companies and traditional telephone companies are still being developed and may not be effective. In the past Covad Communications has agreed to interference resolution procedures with certain traditional telephone companies. However, Covad Communications may be unable to successfully negotiate similar procedures with other traditional telephone companies in future interconnection agreements or in renewals of existing interconnection agreements. In addition, the failure of the traditional telephone companies to take timely action to resolve interference issues could harm the provision of Covad Communications' services. If its TeleSpeed(TM) and TeleSurfer_ services cause widespread network degradation or are perceived to cause that type of interference, actions by the traditional telephone companies or state or federal regulators could harm Covad Communications' reputation, brand image, service quality, customer satisfaction and retention, and overall business. Moreover, ostensible interference concerns have in the past been, continue to currently, and may in the future be, used by the traditional telephone companies as a pretext to delay the deployment of Covad Communications' services and otherwise harm its business.

     A SYSTEM FAILURE COULD DELAY OR INTERRUPT SERVICE TO COVAD COMMUNICATIONS' CUSTOMERS.

     Covad Communications' operations depend upon its ability to support its highly complex network infrastructure and avoid damage from fires, earthquakes, floods, power losses, excessive sustained or peak-user demand, telecommunications failures, network software flaws, transmission cable cuts and similar events. The occurrence of a natural disaster or other unanticipated problem at Covad Communications' network operations center or any of its regional data centers could cause interruptions in its services. Additionally, failure of a traditional telephone company or other service provider, such as competitive telecommunications companies, to provide communications capacity that Covad Communications requires, as a result of a natural disaster, operational disruption any other reason, could cause interruptions in Covad Communications' services. Any damage or failure that causes interruptions in Covad Communications' operations could harm its business.

     A BREACH OF NETWORK SECURITY COULD DELAY OR INTERRUPT SERVICE TO COVAD COMMUNICATIONS' CUSTOMERS.

     Covad Communications' network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Internet service provider, telecommunications carrier and corporate networks have in the past experienced, and may in the future experience, interruptions in service as a result of accidental or intentional actions of Internet users, current and former employees and others. Unauthorized access could also potentially jeopardize the security of confidential information stored in the computer systems of Covad Communications' customers and the customers' end-users. This might result in liability to Covad Communications' customers and also might deter potential customers. Covad Communications intends to implement security measures that are standard within the telecommunications industry as well as newly developed security measures. Covad Communications has not done so yet and may not implement such measures in a timely manner. Moreover, if and when implemented, such measures may be circumvented. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to Covad Communications' customers and such customers' end-users, which could harm Covad Communications' business.

     COVAD COMMUNICATIONS DEPENDS ON A LIMITED NUMBER OF THIRD PARTIES FOR EQUIPMENT SUPPLY SERVICE AND INSTALLATION.

     Covad Communications relies on outside parties to manufacture its network equipment and provide certain network services. These services and equipment include:

     o    digital subscriber line access multiplexers;

     o    customer premise equipment modems;

     o    network routing and switching hardware;

     o    network management software;

     o    systems management software;

     o    database management software;

     o    collocation space; and

     o    Internet connectivity and Internet protocol services.

     As Covad Communications signs additional service contracts, it will need to increase significantly the amount of manufacturing and other services supplied by third parties in order to meet its contractual commitments. For example, Covad Communications has a service arrangement with Lucent Technologies Inc. to assist Covad Communications in installing its central office facilities and associated equipment.

     Covad Communications has in the past experienced supply problems with certain of its vendors. These vendors may not be able to meet Covad Communications' needs in a satisfactory and timely manner in the future. In addition, Covad Communications may not be able to obtain additional vendors when needed. Covad Communications has identified alternative suppliers for technologies that it considers critical. However, it could take Covad Communications a significant period of time to establish relationships with alternative suppliers for critical technologies and substitute their technologies into its network.

     Covad Communications' reliance on third-party vendors involves additional risks, including:

     o    the absence of guaranteed capacity; and

     o reduced control over delivery schedules, quality assurance, production yields and costs.

     The loss of any of Covad Communications' relationships with these suppliers could harm its business.

     COVAD COMMUNICATIONS' SUCCESS DEPENDS ON ITS RETENTION OF CERTAIN KEY PERSONNEL, ITS ABILITY TO HIRE ADDITIONAL KEY PERSONNEL AND THE MAINTENANCE OF GOOD LABOR RELATIONS.

     Covad Communications depends on the performance of its executive officers and key employees. In particular, its senior management has significant experience in the data communications, telecommunications and personal computer industries, and the loss of any of them, in particular Robert Roblin, Tim Laehy and Robert Grant, could negatively affect its ability to execute its business strategy. Additionally, Covad Communications does not have "key person" life insurance policies on any of its employees.

     Covad Communications' future success also depends on its continuing ability to identify, hire, train and retain other highly qualified technical, sales, marketing, legal and managerial personnel in connection with its expansion within its existing regions and the deployment, and marketing of its network into targeted regions. Competition for such qualified personnel is intense. This is particularly the case in software development, network engineering and product management. Covad Communications also may be unable to attract, assimilate or retain other highly qualified technical, operations, sales, marketing and managerial personnel, which could hurt its business. In addition, in the event that Covad Communications' employees unionize, it could incur higher ongoing labor costs and disruptions in its operations in the event of a strike or other work stoppage.

     COVAD COMMUNICATIONS HAS MADE AND MAY MAKE ACQUISITIONS OF COMPLEMENTARY TECHNOLOGIES OR BUSINESSES IN THE FUTURE, WHICH MAY DISRUPT ITS BUSINESS AND BE DILUTIVE TO ITS EXISTING STOCKHOLDERS.

     In addition to its acquisition of Laser Link.Net, Inc. and its agreement to acquire BlueStar, Covad Communications intends to consider acquisitions of businesses and technologies in the future on an opportunistic basis. Acquisitions of businesses and technologies involve numerous risks, including the diversion of management attention, difficulties in assimilating the acquired operations, loss of key employees from the acquired company, and difficulties in transitioning key customer relationships. In addition, these acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time expenses and the creation of goodwill or other intangible assets that result in significant amortization expense. Any of these factors could materially harm Covad Communications' business or its operating results in a given period.

     AN ECONOMIC DOWNTURN COULD ADVERSELY IMPACT DEMAND FOR COVAD
COMMUNICATIONS' SERVICES.

     In the last few years the general health of the economy, particularly the California economy, has been relatively strong and growing, a consequence of which has been increasing capital spending by individuals and growing companies to keep pace with rapid technological advances. To the extent the general economic health of the United States or of California declines from recent historically high levels, or to the extent individuals or companies fear such a decline is imminent, such individuals and companies may reduce, in the near term, expenditures such as those for Covad Communications' services. Any such decline or concern about an imminent decline could delay decisions among certain of Covad Communications' customers to roll out Covad Communications' services or could delay decisions by prospective customers to make initial evaluations of Covad Communications' services. Such delays would have a material adverse effect on Covad Communications' business, prospects, operating results and financial condition.

     COVAD COMMUNICATIONS' STOCK PRICE HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE.

     The trading price of Covad Communications' common stock has been and is likely to continue to be highly volatile. Covad Communications' stock price could fluctuate widely in response to factors such as the following:

     o actual or anticipated variations in quarterly operating results, including the pace of the expansion of its business;

     o announcements of new products or services by Covad Communications or its competitors or new competing technologies;

     o    the addition or loss of ISP or enterprise customers or subscribers;

     o changes in financial estimates or recommendations by securities analysts;

     o the adoption of new, or changes in existing, accounting rules, guidelines and practices, which may materially impact Covad Communications' financial statements and may materially alter the expectations of securities analysts or investors;

     o conditions or trends in the telecommunications industry, including regulatory developments;

     o    growth of the Internet and online commerce industries;

     o announcements by Covad Communications of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     o    additions or departures of key personnel;

     o future equity or debt offerings or Covad Communications' announcements of such offerings;

     o    general market and general economic conditions; and

     o    other events or factors, many of which are beyond Covad
          Communications' control.

     Covad Communications is currently aware of a Staff Accounting Bulletin entitled SAB 101 "Revenue Recognition in Financial Statements", which was issued in December 1999 by the SEC. SAB 101 provides that, in certain circumstances, revenues which are received in the first month of a contract might have to be recognized over an extended period of time, instead of in the first month of the contract. Due to the complex nature of the widespread implementation of SAB 101, the

SEC has deferred the implementation date of SAB 101 until the quarter ended December 31, 2000, with retroactive application to the beginning of Covad Communication's fiscal year. The SEC intends to issue further definitive guidance on the implementation of SAB 101. When and if that guidance is received, Covad Communications will fully evaluate this guidance and respond and comply accordingly. If SAB 101 is implemented and its implementation is contrary to Covad Communications' current practice, it may have an adverse effect on Covad Communications' financial statements.

     FUTURE SALES OF COVAD COMMUNICATIONS' COMMON STOCK MAY DEPRESS ITS STOCK PRICE.

     Sales of a substantial number of shares of Covad Communications' common stock in the public market, or the appearance that such shares will be available for sale, could adversely affect the market price for Covad Communications common stock. As of July 1, 2000, Covad Communications had 154,433,087 shares of common stock outstanding.

     A significant number of these shares are not currently publicly traded but are available for immediate resale to the public, subject to certain volume limitations under the securities laws and lock-up arrangements. Covad Communications also has 32,383,377 shares of its common stock reserved for issuance pursuant to options under its 1997 Stock Plan, of which 26,553,754 shares were subject to outstanding options at July 1, 2000. Covad Communications has reserved 975,656 shares of its common stock for issuance pursuant to options it assumed in connection with its acquisition of Laser Link.Net. Covad Communications has also reserved 1,732,716 shares of common stock for issuance under its 1998 Employee Stock Purchase Plan as of July 1, 2000. Shares underlying vested options are generally eligible for immediate resale in the public market. In addition, a significant portion of Covad Communications' stockholders have registration rights with respect to their shares.

     ANTITAKEOVER EFFECTS OF CERTAIN CHARTER AND BYLAW PROVISIONS, DELAWARE LAW, COVAD COMMUNICATIONS' INDENTURES AND STOCKHOLDER PROTECTION RIGHTS PLAN COULD LIMIT COVAD COMMUNICATIONS' ABILITY TO BE ACQUIRED.

     Covad Communications' board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of Covad Communications' outstanding voting stock. Covad Communications' charter and bylaws provide for a classified board of directors, limitations on the ability of stockholders to call special meetings and act by written consent, the lack of cumulative voting for directors and procedures for advance notification of stockholder nominations and proposals. These provisions, as well as Section 203 under the Delaware General Corporation Law to which Covad Communications is subject, could discourage potential acquisition proposals and could delay or prevent a change of control.

     The indentures relating to the 1998 notes, 1999 notes and 2000 notes provide that, in the event of certain changes in control, each holder of the notes will have the right to require Covad Communications to repurchase such holder's notes at a premium over the aggregate principal amount or the accreted value, as the case may be, of such debt. In addition, Covad Communications' Stockholder Protection Rights Plan contains provisions that make a hostile takeover prohibitively expensive and, in effect, requires interested suitors to cooperate with the board of directors prior to acquiring more than 15% of Covad Communications. There can be no guarantee that the Stockholder Protection Rights Plan will not discourage takeover attempts which would otherwise result in a premium to Covad Communications' stockholders.

     The provisions in the charter, bylaws, indentures and Stockholder Protection Rights Plan could have the effect of discouraging others from making tender offers for Covad Communications' shares and, as a consequence, they also may inhibit increases in the market price of Covad Communications' shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in Covad Communications' management.

     COVAD COMMUNICATIONS' FAILURE AND THE FAILURE OF THIRD PARTIES TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT ITS BUSINESS.

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

     Covad Communications has reviewed its internally developed information technology systems and programs and believes that its systems are Year 2000 compliant and that there are not significant Year 2000 issues within its systems or services. Covad Communications has not reviewed its non-information technology systems for Year 2000 issues relating to embedded microprocessors. To the extent that such issues exist, these systems may need to be replaced or upgraded to become Year 2000 compliant. Covad Communications believes that its non-information technology systems will not present any significant Year 2000 issues, although there can be no assurance in this regard. In addition, Covad Communications utilizes third-party equipment and software and interacts with traditional telephone companies that have equipment and software that may not be Year 2000 compliant. Failure of such third-party or traditional telephone company equipment or software to operate properly with regard to the year 2000 and thereafter could require Covad Communications to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on its business, prospects, operating results and financial condition.

     To date, Covad Communications has not experienced any problems in complying with Year 2000 requirements, nor has it experienced any operational difficulties related to Year 2000 issues.

     THE BROADBAND COMMUNICATIONS INDUSTRY IS UNDERGOING RAPID TECHNOLOGICAL CHANGES, AND NEW TECHNOLOGIES MAY BE SUPERIOR TO THE TECHNOLOGY COVAD COMMUNICATIONS USES.

     The broadband communications industry is subject to rapid and significant technological change, including continuing developments in DSL technology, which does not presently have widely accepted standards, and alternative technologies for providing broadband communications, such as cable modem technology. As a consequence:

     o Covad Communications will rely on third parties, including some of its competitors and potential competitors, to develop and provide it with access to communications and networking technology;

     o Covad Communications' success will depend on its ability to anticipate or adapt to new technology on a timely basis; and

     o Covad Communications expects that new products and technologies will emerge that may be superior to, or may not be compatible with, its products and technologies.

     If Covad Communications fails to adapt successfully to technological changes or fails to obtain access to important technologies, its business will suffer.

     COVAD COMMUNICATIONS' STRATEGY DEPENDS ON GROWTH IN DEMAND FOR DSL-BASED SERVICES.

     The market for high-speed Internet and RLAN access is in the early stages of development. As a result, Covad Communications cannot predict the rate at which demand will grow, if at all, or whether new or increased competition will result in satisfying all demand. Various providers of high-speed digital communications services are testing products from various suppliers for various applications. Covad Communications does not know whether DSL will offer the same or more attractive price-performance characteristics. Critical issues concerning commercial use of DSL for Internet and RLAN access, including security, reliability, ease and cost of access and quality of service remain unresolved and may impact the growth of such services. If the demand for Covad Communications' services grows more slowly than Covad Communications anticipates or is satisfied by competitors, its ability to achieve revenue growth and positive cash flow will be harmed.

     COVAD COMMUNICATIONS MUST COMPLY WITH FEDERAL AND STATE TAX AND OTHER SURCHARGES ON ITS SERVICE THE LEVELS OF WHICH ARE uncertain.

     Telecommunications providers pay a variety of surcharges and fees on their gross revenues from interstate services and intrastate services. Interstate surcharges include Federal Universal Service Fees, Common Carrier Regulatory Fees and TRS Fund fees. In addition, state regulators impose similar surcharges and fees on intrastate services. The division of Covad Communications' services between interstate services and intrastate services is a matter of interpretation and may in the future be contested by the FCC or relevant state commission authorities. The FCC is currently considering the jurisdictional nature of ISP-bound traffic, as a result of a March 24, 2000 decision by the U.S. Court of Appeals for the D.C. Circuit related to the jurisdictional nature of analog, dial-up traffic to the Internet. A change in the characterization of their jurisdictions could cause Covad Communications' payment obligations, pursuant to the relevant surcharges, to increase. In addition, pursuant to periodic revisions by state and federal regulators of the applicable surcharges, Covad Communications may be subject to increases in the surcharges and fees currently paid. Also, a determination of the jurisdictional nature of Covad Communications' DSL services may require it to commit additional resources to regulatory compliance, such as tariff filings.

     COVAD COMMUNICATIONS' SERVICES ARE SUBJECT TO GOVERNMENT REGULATION, AND CHANGES IN CURRENT OR FUTURE LAWS OR REGULATIONS COULD ADVERSELY AFFECT ITS BUSINESS.

     Covad Communications' services are subject to federal, state and local government regulations. The 1996 Telecommunications Act, which became effective in February 1996, introduced widespread changes in the regulation of the telecommunications industry, including the digital access services segment in which Covad Communications operates. The 1996 Telecommunications Act eliminates many of the pre-existing legal barriers to competition in the telecommunications services business and sets basic criteria for relationships between telecommunications providers.

     Among other things, the 1996 Telecommunications act removes barriers to entry in the local telecommunications markets by preempting state and local laws that restrict competition by providing competitors interconnection, access to unbundled network elements, collocation and retail services at wholesale rates. The FCC's primary rules interpreting the 1996 Telecommunications Act were issued on August 8, 1996. These rules have been reviewed by the U.S. Court of Appeals for the Eighth Circuit, the U.S. Court of Appeals for the D.C. Circuit, and the U.S. Supreme Court. The U.S. Supreme Court overruled the Eighth Circuit in January 1999 and upheld most of the FCC rules. On November 5, 1999, the FCC implemented unbundling rules that responded to the Supreme Court's January 1999 decision. Currently pending before the Eighth Circuit is the legality of the FCC's decision to require traditional telephone companies to sell unbundled network elements to companies like Covad Communications at total element, long-run incremental cost. An adverse decision in that proceeding could increase the amount Covad Communications must pay for copper wires, transport links and collocation.

     Since August 1996, the FCC has proposed and adopted further rules related to Covad Communications' ability to obtain access to unbundled network elements and other services.

     In August 1998, the FCC stated that its rules required traditional local telephone companies to provide Covad Communications' access to copper wires in order to provide "advanced services", such as its DSL services. In that same proceeding, the FCC proposed new rules that would allow traditional telephone companies to provide their own DSL services free from traditional telephone company regulation through a separate affiliate. The provision of DSL services by an affiliate of a traditional telephone company not subject to such regulation could harm Covad Communications' business. The FCC has not implemented such separate affiliate rules as of this date. However, the FCC, in approving the merger of SBC and Ameritech in October 1999, required SBC/Ameritech to create such an affiliate throughout the SBC/Ameritech service territory. In June 2000, Bell Atlantic and GTE were ordered by the FCC to create such an affiliate in the context of their merger. The FCC requires
SBC/Ameritech and Bell Atlantic/GTE to provide all of their in-region DSL services through this "separate affiliate".

     In March 1999, the FCC revised its collocation and unbundled network element rules, in order to facilitate the deployment of advanced services by companies like Covad Communications. In March 2000, the U.S. Circuit Court for the D.C. Circuit struck portions of the FCC's new collocation rules and has required the FCC to reconsider and review those rules. In particular, the D.C. Circuit required the FCC to revise its rules concerning the types of equipment that Covad Communications may collocate on the traditional telephone company premises, the method in which Covad Communications may be permitted to connect that equipment to other new entrants, and the steps that traditional telephone companies may take to separate their equipment from Covad Communications' equipment. The traditional telephone companies may implement the court's ruling and any subsequent FCC rules in a manner that impairs Covad Communications' ability to obtain collocation space and collocate the equipment of Covad's choice on their premises. Such actions by the traditional telephone companies could adversely affect Covad Communications' business and disrupt its existing network design, configuration and services.

     In November 1999, the FCC ruled that traditional local telephone companies must provide access to "line-sharing" on an unbundled basis. Line-sharing permits Covad Communications to provide a DSL service on the same telephone wire in which an end-user has analog, local telephone service. Only certain DSL technologies, such as asymmetrical DSL, or ADSL, are designed to work on the same line as analog telephone service. Most traditional telephone companies provide ADSL service exclusively over line-sharing. Without access to line-sharing, Covad Communications has to have the traditional telephone company install an additional telephone line to an end-user's premises. Without line-sharing, Covad Communications may not be able to provide a product that is competitive with the traditional telephone company's offering. A group of traditional telephone companies has appealed this decision, and an adverse result in that court proceeding could harm Covad Communications' business.

     Covad Communications has not entered into interconnection agreements that take full advantage of these new federal rules. Covad Communications anticipates that traditional telephone companies will challenge these new rules in regulatory proceedings and in court. In addition, Covad Communications anticipates that traditional telephone companies will resist full implementation of these federal and state rules. Any unfavorable decisions by the courts, the FCC or state telecommunications regulatory commissions could harm Covad Communications' business. In addition, a failure to enforce these rules by the appropriate court, FCC or state authority in a timely basis could slow down Covad Communications' deployment of services or could otherwise harm its business.

     Changes to current regulations, the adoption of new regulations by the FCC or state regulatory authorities, court decisions, or legislation, such as changes to the 1996 Telecommunications Act, could harm Covad Communications' business. In particular, several bills pending before the 106th Congress, including H.R. 2420, H.R. 1686 and S. 877, would directly harm Covad Communications business by taking away some of the legal rights Covad Communications has to unbundled network elements and collocation, or by diminishing the incentive the traditional telephone companies have to provide Covad Communications the elements, collocation and services Covad Communications needs to provide its services. Passage of any of these bills or similar legislation would adversely and significantly harm Covad Communications' business, and may cause it to eliminate or even disconnect certain services to particular end-users. In addition, passage of any of these bills may cause Covad Communications to disrupt and change its existing network design and configuration.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     CERTAIN STATEMENTS CONTAINED IN THIS PROSPECTUS ARE FORWARD-LOOKING AND ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES. THESE STATEMENTS MAY BE IDENTIFIED BY THE USE OF FORWARD-LOOKING WORDS OR PHRASES SUCH AS "BELIEVE," "EXPECT," "ANTICIPATE," "SHOULD," "PLANNED," "ESTIMATED," AND "POTENTIAL," AMONG OTHERS. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON COVAD COMMUNICATIONS' CURRENT EXPECTATIONS. THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES A "SAFE HARBOR" FOR SUCH FORWARD-LOOKING STATEMENTS. IN ORDER TO COMPLY WITH THE TERMS OF THE SAFE HARBOR, COVAD COMMUNICATIONS NOTES THAT A VARIETY OF FACTORS COULD CAUSE COVAD COMMUNICATIONS' ACTUAL RESULTS AND EXPERIENCE TO DIFFER MATERIALLY FROM THE ANTICIPATED RESULTS OR OTHER EXPECTATIONS EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS. THE RISKS AND UNCERTAINTIES THAT MAY AFFECT THE OPERATIONS, PERFORMANCE, DEVELOPMENT AND RESULTS OF COVAD COMMUNICATIONS' BUSINESSES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DESCRIBED UNDER "RISK FACTORS." NEITHER COVAD COMMUNICATIONS NOR BLUESTAR UNDERTAKE ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS.

                               THE SPECIAL MEETING

DATE, TIME AND PLACE OF SPECIAL MEETING

     The special meeting will be held on ________, 2000 at 2:00 pm local time at Five Corporate Centre, Suite 600, 801 Crescent Centre Drive, Franklin, Tenessee.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

     At the special meeting, stockholders of BlueStar will be asked to vote to approve:

     o the merger, the merger agreement, the form of escrow agreement and the appointment of Christopher Lord as the BlueStar stockholders' agent under the merger agreement and the escrow agreement; and

     o such other business as may properly come before the special meeting or any postponements or adjournments thereof.

     EXCEPT FOR RICHARD A. SHAPERO AND CHARLES J. MCMINN (WHO RECUSED THEMSELVES FROM THE BOARD OF DIRECTORS' DELIBERATIONS AND VOTE DUE TO THEIR AFFILIATION WITH COVAD COMMUNICATIONS) , THE BLUESTAR BOARD OF DIRECTORS HAS, BY UNANIMOUS VOTE, APPROVED THE MERGER AGREEMENT, THE FORM OF ESCROW AGREEMENT, THE MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND THE APPOINTMENT OF CHRISTOPHER LORD AS THE BLUESTAR STOCKHOLDERS' AGENT UNDER THE MERGER AGREEMENT AND THE ESCROW AGREEMENT, AND RECOMMENDS A VOTE FOR APPROVAL OF THE MERGER, THE MERGER AGREEMENT, THE FORM OF ESCROW AGREEMENT AND THE APPOINTMENT OF CHRISTOPHER LORD AS THE BLUESTAR STOCKHOLDERS' AGENT UNDER THE MERGER AGREEMENT AND THE ESCROW AGREEMENT.

RECORD DATE; STOCKHOLDERS ENTITLED TO VOTE; QUORUM

     Only stockholders of record of BlueStar at the close of business on _______________________ , 2000 are entitled to notice of and to vote at the special meeting. As of the close of business on the record date, there were ____________ shares of BlueStar common stock outstanding and entitled to vote, held of record by _______ stockholders, 12,345,003 shares of BlueStar Series A Preferred Stock outstanding and entitled to vote, held of record by 5 stockholders, 8,177,040 shares of BlueStar Series B Preferred Stock outstanding and entitled to vote, held of record by 20 stockholders and 2,165,603 shares of BlueStar Series C Preferred Stock outstanding and entitled to vote, held of record by 4 stockholders. Each BlueStar stockholder is entitled to one vote for each share of BlueStar stock held as of the record date.

     For purposes of the special meeting, a quorum consists of a majority of the shares issued and outstanding and entitled to vote, represented in person or by proxy. For purposes of determining the presence of a quorum, abstentions will be counted by BlueStar as present at the meeting.

VOTE REQUIRED

     Adoption of the merger agreement by BlueStar's stockholders is required by the General Corporation Law of the State of Delaware. By approving the adoption of the merger agreement, you will approve the merger of BlueStar with and into Covad Acquisition Corporation, a wholly owned subsidiary of Covad Communications. As long as a quorum is present at the special meeting, the proposal to approve and adopt the merger agreement and the merger, the form of escrow agreement and to appoint Christopher Lord as the stockholders' agent under the merger agreement and the escrow agreement, requires the affirmative vote, by proxy or in person, of both the holders of 90% of the outstanding shares of BlueStar stock and the holders of a majority of the outstanding shares of BlueStar preferred stock. As of the record date, a number of stockholders constituting a majority of the outstanding stock and of the outstanding preferred stock have signed stockholder agreements to vote their stock in favor of adopting the merger, the merger agreement and other transactions that would facilitate the merger.

     As of the record date, the executive officers and directors of BlueStar and
their affiliates collectively beneficially owned      shares of BlueStar
common stock and preferred stock representing approximately     of the
outstanding shares.

VOTING OF PROXIES

     Shares represented by all properly executed proxies received in time for the special meeting will be voted at the special meeting in the manner specified by the holders thereof. Properly executed proxies which do not contain voting instructions


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

will be voted in favor of adoption of the merger agreement, the form of escrow agreement, the merger, and the appointment of Christopher Lord as the BlueStar stockholders' agent under the merger agreement and the escrow agreement.

     BlueStar intends to count shares of BlueStar stock present in person at the special meeting but not voting, and shares of BlueStar stock for which Covad Communications has received proxies but with respect to which holders of shares have abstained on any matter, as present at the special meeting for purposes of determining the presence or absence of a quorum for the transaction of business.

     For voting purposes at the special meeting, only shares affirmatively voted in favor of approval and adoption of the merger agreement, the form of escrow agreement, the merger, and the appointment of Christopher Lord as the BlueStar stockholders' agent under the merger agreement and the escrow agreement will be counted as favorable votes for such approval and adoption. The failure to submit a proxy (or to vote in person) or the abstention from voting with respect to such approval and adoption will have the same effect as a vote against approval and adoption of the merger agreement, the form of escrow agreement, the merger, and the appointment of Christopher Lord as the BlueStar stockholders' agent under the merger agreement and the escrow agreement.

     It is not expected that any matter other than those referred to in this prospectus will be brought before the special meeting. If, however, other matters are properly presented for a vote, the persons named as proxies will vote in accordance with their judgment with respect to those matters.

     The persons named as proxies by a BlueStar stockholder may propose and vote for one or more adjournments of the special meeting to permit further solicitations of proxies in favor of approval and adoption of the merger agreement, the form of escrow agreement, the merger, and the appointment of Christopher Lord as the BlueStar stockholders' agent under the merger agreement and the escrow agreement; however, no proxy which is voted against the approval and adoption of the merger will be voted in favor of such an adjournment.

     The BlueStar proxy accompanying this prospectus is solicited on behalf of BlueStar's board of directors. BlueStar stockholders are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to BlueStar.

REVOKING PROXIES

     BlueStar stockholders of record may revoke their proxies at any time prior to the time their proxies are voted at the special meeting. Proxies may be revoked by written notice, including by telegram or facsimile, to the General Counsel of BlueStar, by a later-dated proxy signed and returned by mail, or by attending the special meeting and voting in person. Attendance at the special meeting will not in and of itself constitute a revocation of a proxy. Any written notice of a revocation of a proxy must be sent so as to be delivered before the taking of the vote at the special meeting as follows:

     BlueStar Communications Group, Inc. Five Corporate Centre, Suite 600 801 Crescent Centre Drive Franklin, TN 37067 Attention: General Counsel

     Proxies for shares held by stockholders who are party to the stockholder agreements with Covad Communications may not be revoked at any time or under any circumstances.

PROXY SOLICITATION

     BlueStar will bear the cost of the solicitation of proxies from its stockholders, except that Covad Communications and BlueStar will share equally the cost of filing, printing and distributing the registration statement and this prospectus. In addition to solicitation by mail, the directors, officers and employees of BlueStar may solicit proxies from stockholders of BlueStar by telephone or telegram or by other means of communication. Such directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

     DO NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR PROXY CARDS. COVAD COMMUNICATIONS WILL INSTRUCT ITS EXCHANGE AGENT TO SEND TRANSMITTAL FORMS WITH INSTRUCTIONS FOR THE SURRENDER OF CERTIFICATES REPRESENTING SHARES OF COVAD COMMUNICATIONS COMMON STOCK TO FORMER BLUESTAR STOCKHOLDERS SHORTLY AFTER THE MERGER IS COMPLETED.

                                  THE COMPANIES

COVAD COMMUNICATIONS GROUP, INC.

OVERVIEW

     Covad Communications is a leading provider of broadband communications services to Internet service provider, enterprise telecommunications carrier and other customers. These services include a range of high-speed, high capacity Internet and network access services using digital subscriber line (DSL) technology, and related value-added services. Internet service providers purchase these services in order to provide high-speed Internet access to their business and consumer end-users. Enterprise customers purchase these services directly or indirectly from Covad Communications to provide employees with high-speed remote access to the enterprise's local area network (RLAN access), which improves employee productivity and reduces network connection cost. Telecommunications carrier customers purchase these services for resale to their Internet service provider affiliates, Internet users and enterprise customers.

     As of June 30, 2000, Covad Communications believes it has the nation's largest DSL network with 1,700 operational central offices passing over at least 42 million homes and businesses. As of June 30, 2000, it had installed 138,000 DSL based high-speed access lines and received orders for its services from more than 295 Internet service provider, enterprise and telecommunications carrier customers, including AT&T, Concentric Network, Flashcom, MindSpring Enterprises Inc. (now Earthlink, Inc.), Oracle Corporation, Prodigy Communications Corporation, PSINet, Qwest Communications International Inc., Stanford University, Sun Microsystems, UUNET Technologies (an MCI WorldCom Company) and Verio.

     By June 30, 2000, Covad Communications had deployed its network in a total of 95 metropolitan statistical areas. When its 165 metropolitan statistical area
(MSA) build-out is completed, which is expected to be by the end of 2000, its network will pass more than 45% of homes and 50% of businesses in the United States.

     Covad Communications plans to continue to pursue rapid network expansion and installation of high-speed access lines, and to develop a variety of services that are enhanced or enabled by its expanding network, by entering into business arrangements with broadband-related service providers in order to bring a variety of value-added service offerings to its customers and their end-users.

INDUSTRY BACKGROUND

     GROWING MARKET DEMAND FOR BROADBAND COMMUNICATIONS BANDWIDTH SERVICES. High-speed connectivity has become important to small- and medium-sized businesses and consumers due to the dramatic increase in Internet usage. According to International Data Corporation, the number of Internet users worldwide reached approximately 196 million in 1999 and is forecasted to grow to approximately 502 million by 2003. The popularity of the Internet with consumers has driven the rapid proliferation of the Internet as a commercial medium. Businesses are increasingly establishing Web sites and corporate intranets and extranets to expand their customer reach and improve their communications efficiency. Consumers are increasingly using the Internet to carry out commercial transactions. International Data Corporation estimates that the value of goods and services sold world wide via the Internet will increase from $111 billion in 1999 to over $1.3 trillion in 2003. Accordingly, to remain competitive, small- and medium-sized businesses increasingly need high-speed Internet connections to maintain complex Web sites, access critical business information and communicate more effectively with employees, customers and business partners. Broadband connections are also becoming increasingly important to businesses and consumers as rich Internet content--such as multi-media advertising, news and entertainment--and on-line consumer transactions and e-commerce become more widely available and widely used.

     The demand for broadband communications services for RLAN access is also growing rapidly. Over the past ten years, high-speed local area networks have become increasingly important to enterprises to enable employees to share information, send e-mail, search databases and conduct business. Covad Communications believes that a large majority of personal computers used in enterprises are connected to local area networks. Enterprises are now seeking to extend this same high-speed connectivity to employees accessing the local area networks from home to improve employee productivity and reduce operating costs. The number of home office households on the Internet grew from 12.0 million at the end of 1997 to an estimated 27 million by the end of 1999, and is expected to grow to 30.2 million households by 2002. Only 3.7% of these users currently access the Internet through a broadband connection of any type.

     As use of the Internet, intranets and extranets increases, Covad Communications expects the market size for both small- and medium-sized business and consumer Internet and RLAN access to continue to grow rapidly, causing the demand for broadband communications services to also grow rapidly. However, the full potential of Internet and local area network applications cannot be realized without removing the performance bottlenecks of the existing public switched telephone network. Increases in telecommunications bandwidth have significantly lagged improvements in microprocessor performance over the last ten years. Since 1988, microprocessor performance has improved nearly 80-fold, while the fastest consumer modem connection has improved from 9.6 kilobits per second to 56.6 kilobits per second, a factor of six. According to industry analysts, there are nearly 40 million personal computers in U.S. homes today, and most of them can only connect to the Internet or their corporate local area network by low-speed analog lines. Higher speed connections are available, including:

     o INTEGRATED SERVICES DIGITAL NETWORKS--An ISDN line provides standard interfaces for digital communication networks and is capable of carrying data, voice and video over digital circuits. ISDN protocols are used worldwide for connections to public ISDN networks or to attach ISDN devices to compatible PBX systems.

     o T1 LINE AND FRACTIONAL T1--These are telephone industry terms for a digital transmission link with a capacity of 1.544 megabits per second or portions thereof.

     o FRAME-RELAY--A high-speed packet-switched data communications protocol.

     o    CABLE MODEM--Internet access over hybrid fiber coaxial cable.

     While these services have recently experienced dramatic growth in the United States, they are frequently expensive, complex to order, install and maintain, and in some cases are not as widely available as DSL technology.

     EMERGENCE OF DSL TECHNOLOGY. DSL technology first emerged in the 1990s and is commercially available today to address performance bottlenecks of the public switched telephone network. DSL equipment, when deployed at each end of standard copper telephone lines, increases the data carrying capacity of copper telephone lines from analog modem speeds of 56.6 kilobits per second, for the fastest consumer modems, and ISDN speeds of 128 kilobits per second, to DSL speeds of up to 6 megabits per second depending on the length and condition of the copper line. Recent advances in semiconductor technology and digital signal processing algorithms and falling equipment prices have made the widespread deployment of DSL technology more economical over time. Covad Communications anticipates that equipment prices will continue to fall as a result of continued advances in semiconductor technologies and increases in equipment production volumes.

     Because DSL technology reuses the existing copper plant, it is significantly less expensive to deploy on a broad scale than alternative technologies, such as cable modems, wireless data and satellite data. As a result, a significant portion of the investment in a DSL network is success-based, requiring a comparatively lower initial fixed investment. Subsequent variable investments in DSL technology are directly related to the number of paying customers.

     IMPACT OF REGULATORY DEVELOPMENTS. The passage of the 1996 Telecommunications Act created a legal framework for competitive telecommunications companies to provide local analog and digital communications services in competition with the traditional telephone companies. The 1996 Telecommunications Act eliminated a substantial barrier to entry for competitive telecommunications companies by enabling them to leverage the existing infrastructure built by the traditional telephone companies, which required a $200 billion investment by these telephone companies and their ratepayers, rather than constructing a competing infrastructure at significant cost. The 1996 Telecommunications Act requires traditional telephone companies, among other things:

     o to allow competitive telecommunications companies to lease telephone wires on a line by line basis;

     o to provide central office space for the competitive telecommunications companies' DSL and other equipment required to connect to the leased telephone wires;

     o to lease access on their inter-central office fiber backbone to link the competitive telecommunications companies' equipment; and

     o to allow competitive telecommunications companies to electronically connect into their operational support systems to place orders and access their databases.

     The 1996 Telecommunications Act, as interpreted by the Federal Communications Commissions, in particular emphasized the need for competition-driven innovations in the deployment of advanced telecommunications services, such as DSL services.

COMPETITIVE STRENGTHS OF COVAD COMMUNICATIONS

     Covad Communications was formed to capitalize on the substantial business opportunity created by the growing demand for broadband Internet and network access, the commercial availability of low-cost DSL technology and the passage of the 1996 Telecommunications Act. Key aspects of its solution to provide broadband communications services include:

     o an attractive value proposition that provides high-speed connections at similar or lower prices than alternative high-speed technologies currently available to customers;

     o a rapid network deployment and service rollout with significant increases in line installations to date;

     o a widely available, continuously connected, secure network that facilitates deployment of Internet and intranet applications; and

     o a management team experienced in the data communications, telecommunications and personal computer industries.

     ATTRACTIVE VALUE PROPOSITION. Covad Communications offers higher bandwidth digital connections than alternative services at similar or lower prices that do not vary with usage. For business Internet users, its high-end services offer bandwidth comparable to that offered by T1 and frame-relay circuits at approximately 25% of the cost. For the RLAN market, its mid-range services are three to six times the speed of ISDN lines and up to ten times the speed of analog modems at monthly rates similar to or lower than those for heavily used ISDN lines. Covad Communications believes that many of its enterprise customers can justify deploying lines to their employees if their productivity improves by only a few hours per month based on increases in the number of hours worked and decreases in commute time and time spent waiting for information. For consumer Internet users, consumer services are comparably priced to current cable modem services. Unlike cable modems, the speed of its service does not decrease when more users are added.

     COVAD COMMUNICATIONS HAS LEVERAGED ITS FIRST-MOVER ADVANTAGE TO RAPIDLY EXPAND ITS NETWORK AND GROW ITS NUMBER OF LINES INSTALLED. Covad Communications was the first to widely roll out DSL services on a commercial basis, making DSL service available for purchase in the San Francisco Bay Area in December 1997. Covad Communications believes that it has leveraged its first-mover advantage to rapidly expand its network into its targeted metropolitan regions and grow its number of line installations. Covad Communications believes it has the nation's largest DSL network with more than 1,350 operational central offices passing over more than 35 million homes and businesses. As of June 30, 2000, Covad Communications had installed a total of 138,000 lines nationwide.

     WIDELY AVAILABLE, ALWAYS-CONNECTED SECURE NETWORK. Covad Communications' strategy of providing blanket coverage in each region Covad Communications serves is designed to ensure that its services are available to the vast majority of its customers' end-users. Its network provides 24-hour, always-on connectivity, unlike ISDN lines and analog modems which require customers to dial-up each time for Internet or RLAN access. Also, because Covad Communications uses dedicated connections from each end-user to the Internet service provider or enterprise network, its customers can reduce the risk of unauthorized access. These factors are important to customers because any Internet service they market to their end-users must actually be available for them to purchase and be secure enough to not risk their own reputation or business with any security lapses.

     EXPERIENCED MANAGEMENT TEAM. Covad Communications' management team includes individuals with extensive experience in the data communications, telecommunications and personal computer industries, including Robert Knowling, Jr., Chairman of the Board, President and Chief Executive Officer (former Executive Vice President of Operations and Technology at U S WEST Communications, Inc.), Catherine Hemmer, Executive Vice President and Chief Operations Officer (former Vice President, Network Reliability and Operations at U S WEST Communications, Inc., former General Manager, Network Provisioning at Ameritech Corporation and former Vice President, Network Services at MFS), John

McDevitt, Executive Vice President, Sales and Marketing (former Vice President of Sales and Marketing at Danly IEM and former Business Director at Praxair, Inc.), Mark Perry, Executive Vice President and Chief Financial Officer (former Vice President and Corporate Officer, Finance & Administration of US West Communications), Robert Davenport, III, Executive Vice President, Business Development (former Senior Vice President and Chief Operating Officer of Tele-Communication, Inc.'s Internet Services subsidiary TCI.NET), Joseph Devich, Executive Vice President, Corporate Services (former Vice President, Operations and Technologies Staff of U S WEST Communications, Inc.), Dhruv Khanna, Executive Vice President, General Counsel and Secretary, Jane Marvin, Executive Vice President of Human Resources (former Vice President of Human Resources for the General Business Services unit of Ameritech Corporation), Terry Moya, Executive Vice President, External Affairs (former Vice President & Chief Financial Officer, Capital Management, Network Operations and Technologies at U S WEST Communications, Inc), Michael Lach, Executive Vice President, Business Integration (former Vice President, Customer Provisioning and Maintenance of Ameritech Corporation); and Jimmy La Valley, Executive Vice President, Community Relations (former Vice President, Human Resources at US WEST Communications, Inc.).

BUSINESS STRATEGY

     Covad Communications' objective is to become the leading nationwide provider of broadband services and a critical element in the proliferation of e-commerce and other applications that are enabled or enhanced by broadband communications. The key elements of its strategy to achieve this objective are as follows:

     EXPAND ITS NETWORK AND ROLL OUT SERVICE RAPIDLY IN TARGETED METROPOLITAN STATISTICAL AREAS. As of June 30, 2000, Covad Communications had introduced services in 92 of the top metropolitan statistical areas nationwide. Covad Communications plans to expand services to a total of 165 metropolitan statistical areas by the end of 2000. In the aggregate, these 165 metropolitan statistical areas cover more than 45% of homes and 50% of businesses in the United States. In addition, Covad Communications has recently begun to assess the regulatory and competitive environments in other countries.

     PROVIDE PERVASIVE COVERAGE IN EACH METROPOLITAN STATISTICAL AREA. Covad Communications is pursuing a blanket coverage strategy of providing service in a substantial majority of the central offices in each region that it enters, since its Internet service provider customers desire to market their Internet access services on a region-wide basis. Blanket coverage is also important to Covad Communications' enterprise customers since most of them desire to offer RLAN access to all employees regardless of where they reside. In addition, Covad Communications believes its presence in 165 metropolitan statistical areas will allow it to better serve its Internet service provider, enterprise, telecommunications carrier and other customers. These customers are increasingly seeking a single supplier in multiple metropolitan areas.

     ESTABLISH AND MAINTAIN SALES AND MARKETING RELATIONSHIPS WITH LEADING INTERNET SERVICE PROVIDERS, TELECOMMUNICATIONS CARRIERS AND OTHER DSL RESELLERS. Covad Communications principally targets Internet service providers, telecommunications carriers and other DSL resellers that can offer their end-users cost and performance advantages for Internet access using its services. Covad Communications primarily provides connections to Internet service providers, which in turn offer high-speed Internet access using its network. In other cases, Covad Communications provides wholesale DSL and Internet access services for resale by its customers such as Prodigy Communications Corporation and Juno Online Services. In this way, Covad
Communications:

     o carries the traffic of multiple Internet service providers, telecommunications carriers and other customers in any region, increasing its volume and reducing its costs;

     o leverages its selling efforts through the sales and support staff of these Internet service providers, telecommunications carriers and other customers;

     o offers Internet service providers, telecommunications carriers and other customers an alternative, since the traditional telephone company typically provides its own retail Internet access services in competition with Covad Communications' customers; and

     o provides Internet service providers, telecommunications carriers and other customers a high-speed service offering to compete with cable-based Internet access.

     DEVELOP A NATIONAL BRAND. Covad Communications believes that it can enhance its competitive position and increase demand for its services by actively developing a positive brand and image for the company and its services through a combination of television, print and radio advertisements on both a national and local basis. In October 1999, Covad Communications commenced a significant national advertising campaign in pursuit of this strategy. This branding strategy has created the opportunity for Covad Communications to provide end-user leads to its existing customers.

     DEVELOP AND COMMERCIALIZE VALUE-ADDED SERVICES. Covad Communications intends to introduce value-added services to its customers and leverage the value of the network access it offers today. Offering services such as voice over DSL, DSL plus Internet Protocol (DSL + IP), and its Virtual Broadband Service Provider (VBSP) offering will allow it to bundle service offerings to its customers and improve the quality of content delivery to their end-users as well as reduce costs. Covad Communications believes this is an important part of its strategy and will allow it to build upon its success to date in adding and retaining subscribers.

     ACQUIRE AND ENTER INTO BUSINESS ARRANGEMENTS WITH NETWORK AND BROADBAND-RELATED SERVICE PROVIDERS. Covad Communications believes that the pace of deployment of its network can be increased by acquiring and entering into business arrangements with other network service providers, some of which may be located outside of the United States. Covad Communications also believes its network deployment will enable the delivery of a variety of broadband-related services and content that are desired by its customers. Covad Communications expects to make these services available to its customers through acquiring and entering into business arrangements with leading providers of broadband-related services or content. For example, Covad Communications recently acquired Laser Link.Net, Inc. This acquisition will allow Covad Communications to better provide DSL and IP services on a wholesale basis and better enable it to serve customers who do not wish to maintain any network facilities. Its agreement to acquire BlueStar will expand Covad Communications' selling capabilities in smaller cities and rural areas, increase distribution methods and will enhance its ability to deliver enhanced broadband solutions to small businesses.

     TAKE ADVANTAGE OF NEW REGULATORY DEVELOPMENTS. In late 1999, the FCC required the major local phone companies to provide Covad Communications and other competitive local carriers with "line sharing." This allows Covad Communications to provide its services over the same telephone wire used by the traditional telephone companies to provide analog voice services. In addition, some of the Ameritech/SBC merger conditions adopted by the FCC in October 1999 also contain provisions on line sharing and provide for reductions in costs for telephone wires in certain circumstances. In many cases, line sharing would allow Covad Communications to provision its asymmetric DSL services on the same telephone wire as the existing local phone companies' voice service. Currently, Covad Communications provides almost all of its DSL services over a separate additional telephone wire. Asymmetric DSL and standard telephone service can exist on a single line and most, if not all, of the traditional telephone companies provision their own asymmetric services on the same line as existing voice services.

     Covad Communications sees line sharing as an extremely important opportunity for three primary reasons. First, line sharing should significantly reduce the monthly recurring charges Covad Communications incurs for telephone wires. Second, line sharing should reduce the time it takes traditional telephone companies to deliver telephone wires because the telephone wire will already exist. Third, line sharing should resolve lack of telephone wire problems that Covad Communications has encountered when ordering telephone wires in some areas of the country. Covad Communications has signed interim line-sharing agreements with Bell South, Bell Atlantic and U S WEST. It has also entered into interim line sharing agreements with SBC in California and is negotiating agreements for the remaining states in SBC's territory. Covad Communications has entered into an interim line sharing agreement with GTE for all of its major markets other than Texas. It recently received a decision from the Texas Public Utilities Commission implementing line sharing in Texas. Covad Communications has implemented line sharing in nine states. Covad Communications expects all of the major traditional local phone companies to implement line sharing on a wide scale later this year.

COVAD COMMUNICATIONS' SERVICE OFFERINGS

     Covad Communications offers six business-grade services under the TeleSpeed(TM) brand to connect its customers' end-users to regional data centers and two consumer-grade service offerings called TeleSurfer_ and TeleSurfer Pro. In March 2000, Covad Communications introduced two new services--DSL+IP and VBSP. It also offers business consumers Virtual

Private Network (VPN) technology over DSL. In addition, Internet service provider and enterprise customers may purchase backhaul services to connect their facilities to Covad Communications' regional data centers.

     TELESPEED SERVICES

     Covad Communications' TeleSpeed(TM) services connect individual end-users on conventional telephone wires to Covad Communications' DSL equipment in their serving central office and from there to Covad Communications' network serving that metropolitan statistical area. A traditional telephone company's infrastructure consists of numerous central offices which are connected by a fiber optic backbone to a regional office that routes local and long distance traffic. Each central office collects the individual telephone wires from end-users' premises in the neighborhood.

     The particular TeleSpeed(TM) service available to an end-user depends in large part on the user's distance to the central office. Covad Communications believes that substantially all, if not all, of its potential end-users in its target markets generally can be served with one of its services. Covad Communications estimates that approximately 70% of end-users are within 18,000 feet of a central office and can be served by at least its TeleSpeed(TM) 384 service. However, the specific number of potential end-users for the higher speeds will vary by central office and by region and will be affected by line quality. The chart below compares the performance and markets for each of Covad Communications' intraregional end-user services as of July 1, 2000:

                                      Maximum        Maximum
                                      Speed To       Speed From    Range*
Intraregional Services                End-User       End-User      (Feet)        Market Usage
----------------------                ---------      ----------    ------   -----------------------
TeleSpeed(TM)144...................    144 Kbps       144 Kbps     35,000   ISDN replacement
TeleSpeed(TM)192...................    192 Kbps       192 Kbps     18,000   Business Internet, RLAN
TeleSpeed(TM)384...................    384 Kbps       384 Kbps     18,000   Business Internet, RLAN
TeleSpeed(TM)768...................    768 Kbps       768 Kbps     13,500   Business Internet
TeleSpeed(TM)1.1...................    1.1 Mbps       1.1 Mbps     12,000   Business Internet
TeleSpeed(TM)1.5S..................    1.5 Mbps       1.5 Kbps     15,000   High-speed Web access
------------------
     * Estimated maximum distance from the end-user to the central office.

     Prices for its end-user services may vary depending upon the performance level of the service. For example, TeleSpeed(TM) 144 and 192 services are Covad Communications' lowest priced end-user services and TeleSpeed(TM) 1.1 and 1.5 services are its highest priced end-user services. Covad Communications' prices also vary across regions and for high volume customers that are eligible for volume discounts.

     TELESPEED(TM) 144. Covad Communications' TeleSpeed(TM) 144 service operates at speeds up to 144 kilobits per second in each direction, which is similar to the performance of an ISDN line. This service, which can use existing ISDN equipment at the end-user site, is targeted at the ISDN replacement market where the TeleSpeed(TM) service per month flat rate can compare favorably to ISDN services from the traditional telephone company when per-minute usage charges apply. It is also the service that Covad Communications offers on telephone wires that are either too long to carry its higher speed services or are served by digital loop carrier systems or similar equipment where a continuous copper connection is not available from the end-user site to a central office.

     TELESPEED(TM) 192. This service provides one and a half to three times the performance of ISDN lines at similar or lower prices than heavily-used ISDN lines.

     TELESPEED(TM) 384. This service provides three to six times the performance of ISDN lines at similar prices to heavily-used ISDN lines.

     TELESPEED(TM) 768. This service provides one-half the bandwidth of a T1 data circuit at substantially less than one-half of the monthly price that Covad Communications' estimates is typical for T1 service. The target market for the TeleSpeed(TM) 768 service is small businesses needing moderate speed access to the Internet but who have previously been unable to afford the price of such service. The service also competes favorably from a price/performance standpoint with traditional fractional T1 and frame-relay services for these same customers.

     TELESPEED(TM) 1.1. This service provides over two-thirds the bandwidth of a T1 data circuit at less than one-half of the monthly price that Covad Communications' estimates is typical for T1 service. The target market for the TeleSpeed(TM) 1.1 service is small businesses needing T1-level access to the Internet but who have previously been unable to afford the price of such service. The service also competes favorably from a price/performance standpoint with traditional fractional T1 and frame-relay services for these same customers.

     TELESPEED(TM) 1.5S. This service provides bandwidth comparable to a T1 data circuit at less than one-half of the monthly price that Covad Communications estimates is typical for T1 service. The service also provides the highest performance of any TeleSpeed(TM) service to stream video or other multimedia content to end-user locations.

     TELESPEED REMOTE. TeleSpeed(TM) Remote provides high-speed network access for end-users located in remote regions to their corporate networks. This service is targeted at businesses that want high-speed remote office connections at a lower cost than ISDN or frame-relay services. For example, this service can provide a corporation's employees located in Boston high-speed access to their corporate network located in San Francisco.

     TELESURFER_ SERVICES

                                         Maximum      Maximum
                                         Speed To     Speed From   Range*
Intraregional Services                   End-User     End-User     (Feet)      Market Usage
----------------------                   --------     ---------    -------   ---------------
Telesurfer_ ADSL                         608 Kbps     128 Kbps     12,000       Consumer
TeleSurfer Pro ADSL                      1.5 Mbps     384 Kbps     12,000       Consumer
-------------------
* Estimated maximum distance from the end-user to the central office.

     TELESURFER_ ADSL. This consumer-grade service is an asymmetric service, offering up to 608 kilobits per second downstream and up to 128 kilobits per second upstream. This service is the base consumer service. The target market for this service is consumers using either dial-up analog or ISDN connections for web browsers.

     TELESURFER PRO ADSL. This is a premium consumer-grade asymmetric service, offering up to 1.5 megabits per second downstream and up to 384 kilobits per second upstream. The target market for this service is consumers using analog or ISDN connections for web browsers.

     DSL + IP

     This service currently bundles Internet protocol services with Covad Communications' existing TeleSurfer_ services. Covad Communications also plans to offer it with Covad Communications' TeleSpeed(TM) services. The additional Internet protocol services include end-user authentication, authorization and accounting, Internet protocol address assignment and management, domain name service and Internet protocol routing and connectivity.

     VBSP

     Covad Communications plans to offer this additional service which provides a complete solution for organizations and businesses that want to offer broadband Internet services to their customers without having to develop their own Internet capabilities. Covad Communications will provide Internet services to end-users under the brand name of its customer. Its Internet services will be a turnkey solution that includes registration, connection and Internet software, web sites, network authentication, electronic mail, billing and reporting, news and personal web-space for end-users and end-user service and technical support.

     VPN OVER DSL

     In August 1999, Covad Communications introduced its VPN over DSL service. This service uses the public Internet backbone or a private data network, combined with DSL connections, as a channel for sharing information and applications within a closed circle of users in different locations. Covad Communications offers two levels of VPN over DSL service.

     COVAD BRANCH OFFICE. This service is available for remote or branch offices that require high-speed inter-office connectivity across multiple locations.

     COVAD TELEWORKER. This service is available for telecommuters and other remote users who secure access to their corporate network and the Internet from home.

     OTHER SERVICES

     Covad Communications also provides a DS3 backhaul service from its regional network to an Internet service provider or enterprise customer site. This service aggregates all individual end-users in a metropolitan statistical area and transmits the packet information to the customer on a single high-speed line. The service utilizes an asynchronous transfer mode (ATM) protocol that efficiently handles the high data rates involved and operates at up to 45 megabits per second. In addition to monthly service charges, Covad Communications imposes nonrecurring order set-up charges for Internet service provider and RLAN end-users for its DS3 backhaul service. Customers must also purchase a DSL modem from Covad Communications or a third party for each end-user of its services.

CUSTOMERS

     Covad Communications offers its services to Internet service providers, enterprises, telecommunications carriers and other DSL resellers. As of June 30, 2000, it had installed 138,000 DSL lines and received orders for its services from more than 295 Internet service provider, enterprise and telecommunications carrier customers. The following is a list of selected customers:


SELECTED INTERNET SERVICE PROVIDER   SELECTED ENTERPRISE CUSTOMERS       SELECTED TELECOMMUNICATIONS
CUSTOMERS                                                                CARRIERS
Concentric Network Corporation       Apple Computer                      AT&T
Flashcom                             Inktomi                             e.spire
Juno                                 Intel                               IGC
Earthlink                            Oracle Corporation                  Qwest
PSINet                               Stanford University                 RCN Corporation
Prodigy                              Sun Microsystems
UUNET                                WebTV
Verio

     Covad Communications' agreements with Internet service providers and other DSL resellers generally have terms of one year and are nonexclusive. Covad Communications does not require Internet service providers to generate a minimum number of end-users and generally grants volume discounts based on order volume. Covad Communications serves Internet service providers who provide their own Internet access service and has started serving Internet service providers who choose to obtain access to the Internet through Covad Communications. In both cases, the Internet service providers purchase Covad Communications' services on a wholesale basis and sell such services under their own brand.

     Covad Communications' practice with respect to its enterprise customers has been to enter into an arrangement or a negotiated price to install the service initially to a small number of end-users. An enterprise customer decides whether to implement abroad, rollout of its services after evaluating the results of this initial phase of deployment. To date, a typical enterprise customer's initial phase of deployment and its decision to roll out its service to additional end-users has taken at least six months and has generally taken longer than Covad Communications originally expected. As of March 31, 2000, a substantial majority of its enterprise customers had not yet rolled out their services broadly to their employees.

     Covad Communications will not receive significant revenue from an enterprise customer until and unless these rollouts occur. During the lengthy sales cycle for an enterprise customer, Covad Communications incurs significant expenses in advance of the receipt of revenues. Covad Communications also enters into customer agreements with telecommunications carriers, including competitive telecommunications companies and interexchange carriers. Under these agreements its telecommunication carrier customers typically resell its services to their new and existing customers. These carriers currently market Covad Communications' Internet and RLAN services primarily to small, medium and enterprise businesses that purchase voice services from them.

SALES AND MARKETING

     BUSINESS AND CONSUMER INTERNET. For the business and consumer Internet access markets, Covad Communications sells its service to Internet service providers, telecommunications carriers and others. These customers can either combine Covad's lines with their Internet access services, or purchase wholesale Internet access services from Covad Communications, and resell the combination to their existing and new end-users. Covad Communications addresses these markets through sales and marketing personnel dedicated to the Internet service provider sales channel. Covad Communications supplements its sales efforts to Internet service providers through training programs and marketing programs that include promotions and sales incentives designed to encourage the Internet service providers to sell Covad Communications' services instead of those of its competitors. As of March 31, 2000, Covad Communications has more than 295 Internet service provider and telecommunications carrier customers with their own sales personnel marketing Internet services.

     REMOTE LOCAL AREA NETWORK. Covad Communications markets its RLAN services to businesses through a direct sales force, augmented by marketing programs with value-added resellers and interexchange carriers. The sales force is directed to deal directly with the chief information officer and the telecommunications manager responsible for remote access within an enterprise. Covad Communications augments its sales efforts to RLAN customers through partnerships with value-added resellers, including systems integrators that can offer Covad Communications' TeleSpeed(TM) service as part of a complete work-at-home solution to businesses.

     THIRD-PARTY RELATIONSHIPS. A key element of Covad Communications' strategy is to enter into relationships with leading telecommunications companies, including competitive telecommunications carriers and interexchange carriers, pursuant to which those companies resell Covad Communications' TeleSpeed(TM) and TeleSurfer_ services to their customers. For example, Covad Communications has entered into a commercial agreement with AT&T providing for the purchase and resale of Covad Communications' services, primarily to AT&T's small business and enterprise customers. Covad Communications believes that these indirect sales channels will enable it to penetrate its target markets more rapidly and eventually will generate the majority of sales of its services.

     BRANDING AND MARKETING PROGRAMS. In October 1999, Covad Communications commenced a branding and advertising effort to educate the market about its broadband service offerings and increase recognition of its brand. This program, which uses television, print and radio advertising on both a national and regional basis, is intended to inform the market about the availability of Covad Communications' service, differentiate the products and services offered by it and simplify the process through which these products and services are ordered.

     Covad Communications is also pursuing several types of joint marketing arrangements with its Internet service provider, telecommunications carrier customers and other DSL resellers. In addition, certain of Covad Communications' equipment suppliers have promoted its services through seminars to corporate information technology managers in the San Francisco Bay Area. Covad Communications also supports its sales efforts with marketing efforts that include advertising programs through radio and other popular media, attendance at trade shows and presentations at industry conferences.

SERVICE DEPLOYMENT AND OPERATIONS

     Internet service providers, telecommunications carriers and corporate information technology managers typically have had to assemble their digital communications connections using multiple service and equipment suppliers, leading to additional work, cost and coordination problems. With its services, Covad Communications emphasizes a one-stop service solution for its customers. This service solution includes:

     o extending Covad Communications' network to customers and end-users with various needs and configuration requirements;

     o    end-user premise wiring and DSL modem configuration;

     o    ongoing network monitoring and customer reporting;

     o    customer service and technical support; and

     o    operational system support.

     EXTENDING COVAD COMMUNICATIONS' NETWORK TO CUSTOMERS AND END-USERS. Covad Communications works with its Internet service provider, enterprise, telecommunications carrier and other customers to extend its network to each customer premise and each end-user premise by ordering circuits from the traditional telephone company or a competitive telecommunications company, interconnecting the customers and end-users to its network, testing the circuits, configuring customer routers or switches and end-user routers and monitoring the circuits from the network operations center.

     END-USER PREMISES WIRING AND DSL MODEM CONFIGURATION. Covad Communications uses its own and subcontracted field service crews and trucks to perform any required inside wiring and to configure DSL modems at each end-user site.

     NETWORK MONITORING. Covad Communications monitors its network from its network operations center, which helps it to identify and correct network problems. Covad Communications has also developed network capability to provide Internet service provider, enterprise and telecommunications carrier customers direct monitoring access of their end-users for more efficient monitoring of their own network performance.

     CUSTOMER REPORTING. Covad Communications communicates regularly with its customers about the status of their end-users. Covad Communications also operates a toll-free customer care help line. Additionally, it provides Web-based tools to allow individual Internet service providers and enterprise information technology managers and telecommunications carriers to monitor their end-users directly, to place orders for new end-users, to enter trouble tickets on end-user lines and to communicate with Covad Communications on an ongoing basis.

     CUSTOMER SERVICE AND TECHNICAL SUPPORT. Covad Communications provides 24x7 on-line support to its Internet service provider customers and enterprise information technology managers. The Internet service provider and information technology manager and telecommunications carriers serve as the initial contact for service and technical support, and Covad Communications provides the second level of support. For customers using its VBSP offering, Covad Communications will provide the first level of support for their end-users.

     OPERATIONAL SUPPORT SYSTEM. Covad Communications has developed what it believes to be the industry-leading operational support system for DSL networks. Covad Communications' operational support system is based on web interfaces and is highly automated. These features are intended to and should allow Covad Communications to scale its businesses rapidly because they eliminate many manual processes such as line testing, network path configuration, equipment configuration, order taking and verification, billing and telephone wire supplier management.

NETWORK ARCHITECTURE AND TECHNOLOGY

     The key design principles of Covad Communications' network attempts to provide the following attributes which Covad Communications believes are important requirements of its existing and potential customers:

     ROBUST NETWORK SECURITY. Modem access to enterprise networks presents significant security risks, since any telephone can be used to attempt to access such a network simply by dialing the telephone number. As a result, enterprises expend significant effort and resources to prevent unauthorized access. Enterprises also typically limit remote access users to reading e-mail or other non-sensitive applications. Covad Communications' network is designed to ensure secure availability of all internal applications and information for remote locations. Its permanent virtual circuit network architecture connects individual end-users at fixed locations to a single enterprise, which reduces the possibility of unauthorized access and allows its customers to transmit sensitive information and applications over Covad Communications' TeleSpeed(TM) lines.

     CONSISTENT AND SCALABLE PERFORMANCE. Covad Communications believes that eventually public packet networks will evolve to replace the over 40 million modems currently connected to circuit switched networks that have been deployed in the United States. As such, it designed its network for scalability and consistent performance to all users as the networks grow.

Covad Communications has designed a "star topology" network similar to the most popular local area network architecture currently used in high-performance enterprise networks. In this model, new capacity is added automatically as each new user receives a new line. Covad Communications also uses asynchronous transfer mode equipment in its network that implements packet switching directly in silicon circuits rather than slower router-based designs that implement switching in router software.

     INTELLIGENT END-TO-END NETWORK MANAGEMENT. Because the customers' and end-users' lines are continuously connected, they can also always be monitored. Covad Communications has visibility from the Internet service provider or enterprise site across the network and into the end-user's home or business. Because its network is centrally managed, it can identify and dynamically enhance network quality, service and performance and address network problems promptly.

     FLEXIBILITY. Covad Communications has designed its network to be flexible in handling various types of network traffic, starting with data, but able to accommodate voice and video. This flexibility will allow it to directly offer, or enter into arrangements with other entities to offer, not only value-added services such as voice over DSL, but also control the prioritization of content delivery within its national network.

     The primary components of Covad Communications' network is the network operations center, high-speed private metropolitan networks, central office spaces, including digital subscriber line access multiplexers (DSLAMs), copper telephone lines and DSL modems.

     NETWORK OPERATIONS CENTER. Covad Communications' entire network is managed from the network operations center. Covad Communications provides end-to-end network management using advanced network management tools on a 24x7 basis, which enhances its ability to address performance or connectivity issues before they affect the end-user experience. From the network operations center, Covad Communications can monitor the equipment and circuits in each metropolitan network (including the asynchronous transfer mode equipment), each central office (including DSLAMs) and potentially individual end-user lines (including the DSL modems). Presently, its network operations center is located in the San Francisco Bay Area. Covad Communications has built a second network operations center on the East Coast.

     PRIVATE METROPOLITAN NETWORK. Covad Communications operates its own private metropolitan network in each region that it enters. The network consists of high-speed asynchronous transfer mode communications circuits that it leases to connect its asynchronous transfer mode hubs, equipment in individual central offices and its Internet service provider, enterprise and telecommunications carrier customers. This network operates at a speed of 45 to 155 megabits per second.

     CENTRAL OFFICE SPACES. Through its interconnection agreements with the traditional telephone companies, Covad Communications seeks to secure space in every central office where it intends to offer service. These central office spaces are designed to offer the same high reliability and availability standards as the traditional telephone company's other central office space. Covad Communications requires access to these spaces for its equipment and for persons employed by, or under contract with, it. Covad Communications place DSLAMs in its central office spaces to provide the high-speed DSL signals on each copper line to its end-users. As of June 30, 2000, Covad Communications had 1,700 central office spaces operational. In addition, it has a significant number of additional spaces under construction as well as other spaces on order from various traditional telephone companies. In December 1998, it entered into a professional service arrangement with Lucent Technologies to augment and accelerate its ability to deploy its central office facilities.

     TELEPHONE WIRES. Covad Communications leases the telephone wires running to end-users from the traditional telephone companies under terms specified in its interconnection agreements. Covad Communications leases lines that, in numerous cases, must be specially conditioned by the traditional telephone companies to carry digital signals, usually at an additional charge relative to that for voice grade telephone wires. The price it is obligated to pay for these lines currently varies from $4 to $70 per month per line with additional one-time charges in some cases for installation, modification or removal of lines.

     DSL MODEMS AND ON-SITE CONNECTION. Covad Communications buys its DSL modems from its suppliers for resale to its Internet service provider or enterprise customers for use by their end-users. Covad Communications configures and installs these modems along with any required on-site wiring needed to connect the modem to the copper line leased from the traditional telephone company. For the most part, the DSL modem and DSLAM equipment used have come from the same vendor for all services, since there are not yet interoperability standards for the equipment used in higher-speed services. Covad Communications is also pursuing a program of ongoing network development. Its service development and engineering efforts focus on the design and development of new technologies and services to increase the speed, efficiency, reliability and security of its network and to facilitate the development of network applications by third parties that will increase the use of its network.

COMPETITION

     The markets for business and consumer Internet access and network access services are intensely competitive. Covad Communications expects that these markets will become increasingly competitive in the future. The principal bases of competition in Covad Communications' markets include:

     o    price/performance;

     o    breadth of service availability;

     o    reliability of service;

     o    network security;

     o    ease of access and use;

     o    content bundling;

     o    customer support;

     o    brand recognition;

     o    operating experience;

     o    relationships with Internet service providers and other third parties;
          and

     o    capital resources.

     Covad Communications faces competition from traditional telephone companies, cable modem service providers, competitive telecommunications companies, traditional and new national long distance carriers, Internet service providers, on-line service providers and wireless and satellite service providers.

     TRADITIONAL TELEPHONE COMPANIES. All of the largest traditional telephone companies in Covad Communications' target markets have begun offering DSL services. As a result, the traditional telephone companies represent strong competition in all of Covad Communications' target service areas, and Covad Communications expects this competition to intensify. The traditional telephone companies have an established brand name and reputation for high quality in their service areas, possess sufficient capital to deploy DSL equipment rapidly, own the telephone wires themselves and can bundle digital data services with their existing voice services to achieve economies of scale in serving their customers. Certain of the traditional telephone companies have aggressively priced their consumer DSL services as low as $19-$29 per month, placing pricing pressure on Covad Communications' TeleSurfer_ services. The traditional telephone companies are also in a position to offer service from central offices where Covad Communications is unable to secure space and offer service because of asserted or actual space restrictions.

     CABLE MODEM SERVICE PROVIDERS. Cable modem service providers such as AT&T, Excite@Home, Cox, Time Warner, Road Runner and MediaOne (and their respective cable partners) are deploying high-speed Internet access services over hybrid fiber coaxial cable networks. Hybrid fiber coaxial cable is a combination of fiber optic and coaxial cable, and has become the primary architecture utilized by cable operators in recent and ongoing upgrades of their systems. Where deployed, these networks provide similar and in some cases higher-speed Internet access than Covad Communications' provides. They also offer these services at lower price points than Covad Communications' TeleSurfer_ services. Covad Communications believes the cable modem service providers face a number of challenges that providers of DSL services do not face. For example, different regions within a metropolitan statistical area may be served by different cable modem service providers, making it more difficult to offer the blanket coverage required by potential business customers. Also, much of the current cable infrastructure in the United States must be upgraded to support cable modems, a process which Covad Communications believes is significantly more expensive and time-consuming than the deployment of DSL-based networks.

     COMPETITIVE TELECOMMUNICATIONS COMPANIES. Many competitive telecommunications companies such as NorthPoint Communications, Rhythms NetConnections and Network Access Solutions offer high-speed digital services using a business strategy similar to Covad Communications. Some of these competitors have begun offering DSL-based access services and others are likely to do so in the future. Companies such as NEXTLINK Communications have extensive fiber networks in many metropolitan areas, primarily providing high-speed digital and voice circuits to large corporations. They also have interconnection agreements with the traditional telephone companies pursuant to which they have acquired central office space in many markets targeted by Covad Communications. Further, certain of Covad Communications' customers have made investments in its competitors.

     NATIONAL INTEREXCHANGE CARRIERS. Interexchange carriers, such as AT&T, Sprint, MCI WorldCom, Qwest, Level 3 and Global Crossing have deployed large-scale Internet access networks and ATM networks, sell connectivity to businesses and residential customers and have high brand recognition. They also have interconnection agreements with many of the traditional telephone companies and a number of spaces in central offices from which they are currently offering or could begin to offer competitive DSL services.

     INTERNET SERVICE PROVIDERS. Internet service providers such as Genuity, UUNET Technologies (acquired by MCI WorldCom), EarthLink Network, Concentric Network Corporation (acquired by NEXTLINK), and PSINet provide Internet access to residential and business customers, generally using the existing public switched telephone network at integrated services digital network speeds or below. Some Internet service providers such as UCNET Technologies in California and New York, HarvardNet Inc. and InterAccess have begun offering DSL-based services. To the extent Covad Communications is not able to recruit Internet service providers as customers for Covad Communications' service, Internet service providers could become competitive DSL service providers.

     ON-LINE SERVICE PROVIDERS. On-line service providers include companies such as AOL, Yahoo!, CompuServe (acquired by AOL), MSN (a subsidiary of Microsoft Corp.) and Web TV (a subsidiary of Microsoft Corp.) that provide, over the Internet and on proprietary online services, content and applications ranging from news and sports to consumer video conferencing. These services are designed for broad consumer access over telecommunications-based transmission media, which enable the provision of digital services to the significant number of consumers who have personal computers with modems. In addition, they provide Internet connectivity, ease-of-use and consistency of environment. Many of these on-line service providers have developed their own access networks for modem connections. If these on-line service providers were to extend their access networks to DSL or other high-speed service technologies, they would become Covad Communications' competitors.

     WIRELESS AND SATELLITE DATA SERVICE PROVIDERS. Wireless and satellite data service providers are developing wireless and satellite-based Internet connectivity. Covad Communications may face competition from terrestrial wireless services including future third-generation wireless networks, two Gigahertz (Ghz) and 28 Ghz wireless cable systems (Multi-channel Microwave Distribution System (MMDS) and Local Multi-channel Distribution System (LMDS)), and 18 Ghz and 39 Ghz point-to-point microwave systems. For example, the FCC is currently considering new rules to permit MMDS licensees to use their systems to offer two-way services, including high-speed data, rather than solely to provide one-way video services. The FCC also recently auctioned spectrum for LMDS services in all markets. This spectrum is expected to be used for wireless cable and telephony services, including high-speed digital services. In addition, companies such as Teligent Inc., Advanced Radio Telecom Corp. and WinStar Communications, Inc., hold point-to-point microwave licenses to provide fixed wireless services such as voice, data and videoconferencing.

     Covad Communications also may face competition from satellite-based systems. Motorola Satellite Systems, Inc., Hughes Communications (a subsidiary of General Motors Corporation), Globalstar, Lockheed, Teledesic and others have filed applications with the FCC for global satellite networks which can be used to provide broadband voice and data services, and the FCC has authorized several of these applicants to operate their proposed networks.

INTERCONNECTION AGREEMENTS WITH TRADITIONAL TELEPHONE COMPANIES

     A critical aspect of Covad Communications' business is its interconnection agreements with the traditional telephone companies. These agreements cover a number of aspects including:

     o the price Covad Communications pays to lease access to the traditional telephone company's telephone wires;

     o the special conditioning the traditional telephone company provides on certain of these lines to enable the transmission of digital signals;

     o the price and terms of central office space for Covad Communications' equipment in the traditional telephone company's central offices and remote terminals;

     o the price Covad Communications pays and access it has to the traditional telephone company's transport facilities;

     o the operational support systems and interfaces that Covad Communications can use to place orders, report network problems and monitor the traditional telephone company's response to its requests;

     o the dispute resolution process that Covad Communications uses to resolve disagreements on the terms of the interconnection contract; and

     o the term of the interconnection agreement, its transferability to successors, its liability limits and other general aspects of the traditional telephone company relationship.

     As of June 30, 2000, Covad Communications had entered into interconnection agreements with or otherwise obtained interconnection rights from the major traditional telephone companies in all the states covering its metropolitan statistical areas. Traditional telephone companies do not in many cases agree to Covad Communications' requested provisions in interconnection agreements, and Covad Communications has not consistently prevailed in obtaining all of its desired provisions in such agreements either voluntarily or through the interconnection arbitration process. Covad Communications cannot be sure that it will be able to continue to sign interconnection agreements with existing or other traditional telephone companies. Covad Communications is currently negotiating agreements with several traditional telephone companies in order to expand its services into 165 targeted metropolitan statistical areas. The traditional telephone companies are also permitting competitive telecommunications companies to adopt previously signed interconnection agreements. In certain instances, Covad Communications has adopted the interconnection agreement of another competitive telecommunications company. Other competitive telecommunications companies have also adopted the same or modified versions of Covad Communications' interconnection agreements, and may continue to do so in the future.

     Many of Covad Communications' interconnection agreements have a term of three years. Covad Communications will have to renegotiate these agreements when they expire. Although Covad Communications expects to renew the interconnection agreements that require renewal and believes the 1996 Telecommunications Act and the agreements themselves limit the ability of traditional telephone companies not to renew such agreements, Covad Communications may not succeed in extending or renegotiating its interconnection agreements on favorable terms. Additionally, disputes have arisen and will likely arise in the future as a result of differences in interpretations of the interconnection agreements. For example, Covad Communications is in litigation proceedings with some of the traditional telephone companies. These disputes have delayed Covad Communications' deployment of its network. They have also adversely affected Covad Communications' service to its customers and its ability to enter into additional interconnection agreements with the traditional telephone companies in other states. Finally, the interconnection agreements are subject to state commission, FCC and judicial oversight. These government authorities may modify the terms of the interconnection agreements in a way that hurts Covad Communications' business.

GOVERNMENT REGULATION

     OVERVIEW. Covad Communications' services are subject to a variety of federal regulations. With respect to certain activities and for certain purposes, Covad Communications has submitted its operations to the jurisdiction of state and local authorities who may also assert more extensive jurisdiction over its facilities and services. The FCC has jurisdiction over all of Covad Communications' services and facilities to the extent that Covad Communications provides interstate and international services. To the extent it provides identifiable intrastate services, Covad Communications' services and facilities are subject to state regulations. Rates for the services and network elements it purchases from the traditional local telephone companies are generally determined by the states consistent with federal law. In addition, local municipal government authorities also assert jurisdiction over Covad Communications' facilities and operations. The jurisdictional reach of the various federal, state and local authorities is subject to ongoing controversy and judicial review, and Covad Communications cannot predict the outcome of such review.

     FEDERAL REGULATION. Covad Communications must comply with the requirements of the Communications Act of 1934, as amended by the 1996 Telecommunications Act, as well as the FCC's regulations under the statute. The 1996 Telecommunications Act eliminates many of the pre-existing legal barriers to competition in the telecommunications and video programming communications businesses, preempts many of the state barriers to local telecommunications service competition that previously existed in state and local laws and regulations and sets basic standards for relationships between telecommunications providers. The law delegates to the FCC and the states broad regulatory and administrative authority to implement the 1996 Telecommunications Act.

     Among other things, the 1996 Telecommunications Act removes barriers to entry in the local telecommunications market. It does this by preempting certain state and local laws that are barriers to competition and by requiring traditional telephone companies to provide nondiscriminatory access and interconnection to potential competitors, such as cable operators, wireless telecommunications providers, interexchange carriers and competitive telecommunications companies such as Covad Communications.

     Regulations promulgated by the FCC under the 1996 Telecommunications Act specify in greater detail the requirements of the 1996 Telecommunications Act imposed on the traditional telephone companies to open their networks to competition by providing competitors interconnection, central office and remote terminal space, access to unbundled network elements, retail services at wholesale rates and nondiscriminatory access to telephone poles, ducts, conduits and rights-of-way. The requirements enable companies such as Covad Communications to interconnect with the traditional telephone companies in order to provide local telephone exchange services and to use portions of the traditional telephone companies' existing networks to offer new and innovative services such as its TeleSpeed(TM) and TeleSurfer_ services. In January 1999, the U.S. Supreme Court ruled on challenges to the FCC regulations. Although the U.S. Supreme Court upheld most of the FCC's authority and its regulations, it required the FCC to reexamine and redefine which unbundled network elements the traditional telephone companies must offer. The FCC issued its revised list of unbundled network elements in September 1999. The 1996 Telecommunications Act also allows the Regional Bell Operating Companies (RBOCs), which are the traditional telephone companies created by AT&T's divestiture of its local exchange business, to enter the long distance market within their own local service regions upon meeting specified requirements. The remaining RBOCs include BellSouth, Verizon (formerly Bell Atlantic Corporation), Ameritech Corporation, U S WEST Communications, Inc. (recently acquired by Qwest) and SBC Communications, Inc. The timing of the various RBOCs' entry into their respective in-region long distance service businesses is extremely uncertain. In December 1999, Bell Atlantic's (now Verizon) application to provide in-region long distance services in New York state was granted by the FCC. The FCC recently granted Southwestern Bell Telephone Company's application to provide in-region long distance service in Texas. Given the FCC's grant of the New York and Texas applications, the FCC is likely to thereafter grant similar applications by Verizon and the other RBOCs in other states. The timing of the various RBOCs' in-region long distance entry will likely affect the level of cooperation Covad Communications receives from each of the RBOCs. The approval of such entry will likely adversely affect the level of cooperation.

     In addition, the 1996 Telecommunications Act provides relief from the earnings restrictions and price controls that have governed the local telephone business for many years. Traditional telephone company tariff filings at the FCC have been subjected to increasingly less regulatory review. However, precisely when and to what extent the traditional telephone companies will secure pricing flexibility or other regulatory freedom for their services is uncertain. For example, under the 1996 Telecommunications Act, the FCC is considering eliminating certain regulations that apply to the traditional telephone companies' provision of services that are competitive with Covad Communications. The timing and the extent of regulatory freedom and pricing flexibility and regulatory freedom granted to the traditional telephone companies will affect the competition Covad Communications faces from the traditional telephone companies' competitive services. Pursuant to recent merger conditions, SBL and Verizon have established in-region separate affiliates to provide DSL services. Those affiliates will be subject to less regulation than if the services were provided on an integrated basis.

     Further, the 1996 Telecommunications Act provides the FCC with the authority to forbear from regulating entities such as Covad Communications who are classified as "non-dominant" carriers. The FCC has exercised its forbearance authority. As a result, Covad Communications is not obligated to obtain prior certificate approval from the FCC for Covad Communications' interstate services or file tariffs for such services. Covad Communications has determined not to file tariffs for its interstate services. Covad Communications provides its interstate services to its customers on the basis of contracts rather than tariffs. Covad Communications believes that it is unlikely that the FCC will require it to file tariffs for its interstate services in the future.

     On March 18, 1999, the FCC adopted rules to make it easier and less expensive for competitive telecommunications companies to obtain central office space and to require traditional telephone companies to make new alternative arrangements for obtaining central office space. However, in March 2000, the U.S. Court of Appeals for the D.C. Circuit issued a decision casting doubt on whether new entrants will be able to locate certain kinds of equipment in the traditional local telephone companies' central offices. The FCC's rules on location of new entrant's equipment in central offices remain somewhat uncertain, and have not been uniformly implemented. In the March 1999 announcement, the FCC also provided notice of proposed rule-making to determine whether carriers should be able to provide asymmetric DSL over the same line over which traditional telephone companies provide voice service. On November 18, 1999, the FCC required the traditional local phone companies to provide Covad Communications and other competitive local carriers with line sharing access. If implemented by the traditional local phone companies these rules could materially lower the price Covad Communications pays to lease access to the traditional telephone company's telephone wires. While Covad Communications believes that these rules are advantageous to it, the traditional telephone companies may balk at, delay, or thwart the implementation of such rules.

     In its March 2000 ruling, the federal appeals court struck portions of the FCC's new rules concerning the location of new entrants' equipment in traditional local telephone companies' central offices and has required the FCC to reconsider and review those rules. In particular, the appeals court has required the FCC to revise its rules concerning the types of equipment that Covad Communications may collocate on the traditional telephone company premises and the steps that traditional telephone companies may take to separate their equipment from its equipment. The traditional telephone companies may implement the court's ruling and any subsequent FCC rules in a manner that impairs Covad Communications' ability to obtain collocation space and collocate the equipment of its choice on their premises. Such actions by the traditional telephone companies could adversely affect Covad Communications' business and disrupt its existing network design, configuration and services.

     On July 18, 2000, the United States Court of Appeals for the Eighth Circuit struck down the FCC's total element long run incremental cost methodology, which the FCC previously required state commissions to use in setting the prices for collocation and for unbundled network elements purchased from the traditional telephone companies. The Court also rejected an alternative cost methodology based on "historical costs," which was advocated by the traditional telephone companies. In rejecting the FCC's cost methodology, the court held that it is permissible for the FCC to prescribe a forward-looking incremental cost methodology that is based on actual incremental costs under the 1996 Telecommunications Act.

     The Eighth Circuit's decision creates some additional uncertainty concerning the prices that Covad Communications is obligated to pay the traditional telephone companies for collocation and unbundled network elements. While the FCC may appeal the Eighth Circuit's decision, it may also adopt new rules to reflect the cost methodology that was approved by the Eighth Circuit. If the decision is appealed, it is uncertain whether the Eighth Circuit's decision will be affirmed by the United States Supreme Court. It is also uncertain whether the FCC and state commissions will implement a new cost methodology as a result of this decision.

     The impact of these judicial and regulatory decisions on the prices Covad Communications pays to the traditional telephone companies for collocation and unbundled network elements is highly uncertain. There is a risk that any new prices set by the regulators could be materially higher than current or currently expected prices. If Covad Communications is required to pay higher prices to the local telephone companies for collocation and unbundled network elements, it could have a material adverse effect on their business.

     Any changes in applicable federal law and regulations, in particular, changes in its interconnection agreements with traditional telephone companies, the prospective entry of the RBOCs into the in-region long distance business and grant of regulatory freedom and pricing flexibility to the traditional telephone companies, could harm Covad Communications' business.

     STATE REGULATION. To the extent Covad Communications provides identifiable intrastate services or has otherwise submitted itself to the jurisdiction of the relevant state telecommunications regulatory commissions, it is subject to such jurisdiction. In addition, some states have required prior state certification as a prerequisite for processing and deciding an arbitration petition for interconnection under the 1996 Telecommunications Act. As of December 31, 1999, Covad Communications was authorized under state law to operate as a competitive local exchange carrier in 34 states and intends to obtain authorization in the other states necessary to cover its 165 targeted metropolitan statistical areas. Covad Communications has pending arbitration proceedings in different states for interconnection arrangements with the relevant traditional telephone companies. Covad Communications has concluded arbitration proceedings in a number of states by entering into interconnection agreements with the relevant traditional telephone companies. Covad Communications has filed tariffs in certain states for intrastate services as required by state law or regulation. It is also subject to periodic financial and other reporting requirements of these states with respect to its intrastate services.

     The different state commissions have various proceedings to determine the rates, charges and terms and conditions for unbundled network elements (unbundled network elements are the various portions of a traditional telephone company's network that a competitive telecommunications company can lease for purposes of building a facilities-based competitive network, including telephone wires, central office collocation space, inter-office transport, operational support systems, local switching and rights of way), as well as the discount for wholesale services that Covad Communications purchases from the relevant traditional telephone company. The rates set forth in many of its interconnection agreements are interim rates and will be prospectively, and, in some cases, retroactively, affected by the permanent rates set by the various state commissions for such unbundled network elements as unbundled loops and interoffice transport. Covad Communications has participated in unbundled network element rate proceedings in several states in an effort to reduce these rates. If any state commission decides to increase unbundled network element rates, Covad Communications' operating results could suffer. The applicability of the various state regulations on Covad Communications' business and compliance requirements will be further affected by the extent to which its services are determined to be intrastate services. Jurisdictional determinations of Covad Communications' services as intrastate services could harm its business.

     LOCAL GOVERNMENT REGULATION. Covad Communications may be required to obtain various permits and authorizations from municipalities in which it operates its own facilities. The issue of whether actions of local governments over the activities of telecommunications carriers, including requiring payment of franchise fees or other surcharges, pose barriers to entry for competitive telecommunications companies which may be preempted by the FCC is the subject of litigation. Although Covad Communications relies primarily on the unbundled network elements of the traditional telephone companies, in certain instances it deploys its own facilities, including fiber optic cables and, therefore, may need to obtain municipal permits or other authorizations. The actions of municipal governments in imposing conditions on the grant of permits or other authorizations or their failure to act in granting such permits or other authorizations could harm Covad Communications' business.

     The foregoing does not purport to describe all present and proposed federal, state and local regulations and legislation affecting the telecommunications industry. Other existing federal regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals, which could change, in varying degrees, the manner in which communications companies operate in the United States. In particular, several bills pending in the 106th Congress would significantly alter or repeal pro-competitive FCC rules and portions of the 1996 Telecommunications Act. Passage of any these bills could adversely affect Covad Communications' business. The ultimate outcome of these proceedings and the ultimate impact of the 1996 Telecommunications Act or any final regulations adopted pursuant to the 1996 Telecommunications Act on Covad Communications' business cannot be determined at this time but may well be adverse to its interests. Covad Communications cannot predict the impact, if any, that future regulation or regulatory changes may have on its business, and Covad Communications can give you no assurance that such future regulation or regulatory changes will not harm its business.

INTELLECTUAL PROPERTY

      Covad Communications regards certain aspects of its products, services and technology as proprietary and attempts to protect them with patents, copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. These methods may not be sufficient to protect its technology. Covad Communications also generally enters into confidentiality or license agreements with its employees and consultants and generally controls access to and distribution of its documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use Covad Communications' products, services or technology without authorization or to develop similar technology independently.

      Currently, Covad Communications has one patent and a number of patent applications pending and intends to prepare additional applications and to seek additional patent protection for its systems and services to the extent possible. The pending and any future patents may not be issued to Covad Communications, and if issued, they may not protect Covad Communications' intellectual property from competition which could seek to design around or invalidate these patents.

      Further, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. The global nature of the Internet makes it virtually impossible to control the ultimate destination of Covad Communications' proprietary information. Steps taken by Covad Communications may not prevent misappropriation or infringement of its intellectual property rights, and litigation may be necessary in the future to enforce its intellectual property rights to protect its trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources.

      In addition, others may sue Covad Communications with respect to infringement of their intellectual property rights. Covad Communications was recently sued by Bell Atlantic for an alleged infringement of a patent issued to them in September 1998 entitled "Variable Rate and Variable Mode Transmission System." On February 18, 2000, Covad Communications was granted a summary judgment ruling in the Bell Atlantic lawsuit. The court ruled that Covad Communications had not infringed on Bell Atlantic's patent. Covad Communications anticipates that Bell Atlantic may appeal this decision and, while Covad Communications expects that it would prevail on appeal, the outcome of such an appeal is inherently uncertain. Similar lawsuits, including an appeal in the Bell Atlantic lawsuit, could significantly harm Covad Communications' business.

EMPLOYEES

      As of March 31, 2000, Covad Communications had approximately 1,160 employees, excluding temporary personnel and consultants. None of its employees are represented by a labor union, and Covad Communications considers its relations with its employees to be good. Covad Communications' ability to achieve its financial and operational objectives depends in large part upon the continued service of its senior management and key technical, sales, marketing, legal and managerial personnel, and its continuing ability to attract and retain highly qualified technical, sales, marketing, legal and managerial personnel. Competition for such qualified personnel is intense, particularly in software development, network engineering and product management. In addition, in the event that its employees unionize, Covad Communications could incur higher ongoing labor costs and disruptions in its operations in the event of a strike or other work stoppage.

PROPERTIES

      Covad Communications leases its headquarter facilities in Santa Clara, California. These leases will expire beginning on or before July 14, 2002. Covad Communications also leases office space in many of the metropolitan statistical areas in which it conducts operations.

      Covad Communications has recently expanded its headquarters space in Santa Clara by leasing additional office space, and has expanded its operational space with a new facility lease in Denver, Colorado. Through a subsidiary, Covad Communications has also acquired land and has built a 100,000 square foot network operations center in Prince William County, Virginia.

      Covad Communications also leases central office space from the traditional telephone company in each region that it operates or plans to operate under the terms of its interconnection agreements and obligations imposed by state public utilities commissions and the FCC. While the terms of these leases are perpetual, the productive use of its central office space is subject to the terms of its interconnection agreements which expire on or before March 2001. Covad Communications will increase its central office space as it expands its network geographically.

LEGAL PROCEEDINGS

      Covad Communications is engaged in a variety of negotiations, arbitrations and regulatory and court proceedings with multiple traditional telephone companies. These negotiations, arbitrations and proceedings concern the traditional telephone companies' denial of physical central office space to Covad Communications in certain central offices, the cost and delivery of central office spaces, the delivery of transmission facilities and telephone lines, billing issues and other operational issues. Covad Communications has also filed a lawsuit against Pacific Bell and certain of its affiliates, including SBC Communications, in federal court. Covad Communications is pursuing a variety of contract, tort, and antitrust and other claims, such as violations of the 1996 Telecommunications Act, in these proceedings. In November 1998, Covad Communications prevailed in its commercial arbitration proceeding against Pacific Bell. The arbitration panel found that Pacific Bell breached its interconnection agreement with Covad Communications and failed to act in good faith on multiple counts. The arbitration panel ruled in favor of awarding Covad Communications direct damages, as well as attorneys' fees and costs of the arbitration. Pacific Bell is currently attempting to have the decision vacated. On May 15, 2000, the arbitration panel stated its intention to grant an award of partial damages to Covad Communications in the amount of $27.5 million, including $257,166 previously awarded to them by the panel. The panel also ruled that Pacific Bell must pay reasonable attorneys' fees and costs.

      Covad Communications has also filed a lawsuit against Bell Atlantic and its affiliates in federal court. Covad Communications is pursuing antitrust and other claims in this lawsuit. In addition, Bell Atlantic has separately filed suit against Covad Communications asserting infringement of a patent issued to them in September 1998 entitled "Variable Rate and Variable Mode Transmission System." However, on February 18, 2000 the court issued a summary judgment ruling holding that Covad Communications had not infringed Bell Atlantic's patent. Bell Atlantic has filed a notice of appeal and, while Covad Communications expects that it will prevail on an appeal, the outcome of such an appeal is inherently uncertain.

      One of Covad Communications' former employees has filed a complaint against Covad Communications in California Superior Court, alleging that he was terminated wrongfully and is entitled to commissions and other amounts arising from his employment with Covad Communications. Covad Communications contends that this employee resigned and that Covad Communications does not owe him any money, but litigation is unpredictable and there is no guarantee Covad Communications will prevail. Another group of its former employees has filed a complaint against Covad Communications in California Superior Court, alleging that they were terminated wrongfully and are entitled to various amounts arising from their employment with Covad Communications. Covad Communications believes that it does not owe these employees any money, but litigation is unpredictable and Covad Communications cannot guarantee that it will prevail in this matter. Failure to resolve these various legal disputes and controversies without excessive delay and cost and in a manner that is favorable to Covad Communications could significantly harm its business.

      Covad Communications is not currently engaged in any other legal proceedings that it believes could have a material adverse effect on its business, prospects, operating results and financial condition. It is, however, subject to state commission, FCC and court decisions as they relate to the interpretation and implementation of the 1996 Telecommunications Act, the interpretation of competitive telecommunications company interconnection agreements in general and Covad Communications' interconnection agreements in particular. In some cases, Covad Communications may be deemed to be bound by the results of ongoing proceedings of these bodies or the legal outcomes of other contested interconnection agreements that are similar to Covad Communications' agreements. The results of any of these proceedings could harm its business.

BLUESTAR COMMUNICATIONS GROUP, INC.

      BlueStar is a provider of broadband communications and Internet services to small- and medium-sized businesses in Tier 2 and Tier 3 markets. BlueStar's Internet access services, which are packaged with Web hosting and e-mail, and its high-speed real private networking services are provided primarily using digital subscriber line, or DSL, technology. BlueStar has deployed a proprietary asynchronous transfer mode, or ATM, and Internet protocol backbone network that links all of its central offices and markets. This network allows it to lower its Internet access costs, control speed and quality of its broadband services and provides it with a superior platform for the delivery of additional enhanced services.

      BlueStar's strategy has been to be among the first competitive broadband communications providers to small- and medium-sized businesses in the markets it enters, creating an early mover advantage and allowing it to establish strong relationships with targeted customers and network professionals. In each of these markets, BlueStar has a locally based, dedicated and experienced team that builds personalized customer relationships through direct selling. BlueStar also ensures a high standard of service quality by providing its own customer premise equipment installation and customer care services. BlueStar collocates its equipment in central offices that serve a high density of its target customers, which allows it to service more potential customers within a market and to provide a more attractive service offering to businesses with multiple locations or telecommuters.

     BlueStar began deploying its network in the Southeast, and plans to begin expanding into Tier 2 and Tier 3 markets in the Midwest in 2000. As of June 30, 2000, BlueStar was offering its services in 38 markets, representing 131 cities. As of June 30, 2000, BlueStar had sold 9,067 high-speed access lines, of which 3,694 were installed in the customer's business. Of the 9,067 lines sold, 2,217 lines were sold as part of its real private network service and 665 of these lines were in service. As of June 30, 2000, BlueStar had collocated its network equipment in 309 central offices.

     BlueStar has obtained competitive carrier certification in 26 states. In addition, BlueStar has successfully negotiated interconnection agreements with Ameritech, BellSouth, GTE, Southwestern Bell, Sprint and U S West. It is currently pursuing interconnection agreements with other traditional telephone companies.

      BlueStar has entered into a strategic alliance with Lucent Technologies. Lucent provides BlueStar up to $109 million in vendor financing for equipment purchases, installs the equipment for BlueStar in targeted central offices and provides up to $2 million in funding for cooperative advertising.

COVAD ACQUISITION CORPORATION

      Covad Acquisition Corporation is a wholly owned subsidiary of Covad Communications that was organized solely for the purpose of completing the merger. It has no other operations.

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


                       MANAGEMENT OF COVAD COMMUNICATIONS

DIRECTORS AND EXECUTIVE OFFICERS

         Covad Communications' directors and executive officers, and their respective ages as of March 15, 2000, are as follows:

NAME                                         AGE     POSITION
----                                         ---     --------
Robert Knowling, Jr......................    44      Chairman of the Board, President and Chief Executive Officer
Mark Perry...............................    50      Executive Vice President and Chief Financial Officer
Robert Davenport, III....................    40      Executive Vice President, Business Development
Catherine Hemmer.........................    41      Executive Vice President and Chief Operating Officer
John McDevitt............................    48      Executive Vice President, Sales and Marketing
Joseph Devich............................    42      Executive Vice President, Corporate Services
Dhruv Khanna.............................    40      Executive Vice President, General Counsel and Secretary
Jane Marvin..............................    40      Executive Vice President, Human Resources
Terry Moya...............................    41      Executive Vice President, External Affairs
Michael Lach.............................    38      Executive Vice President, Business Integration
Jimmy LaValley...........................    46      Executive Vice President, Community Relations
Rich Wong................................    31      Executive Vice President, Broadband Services
Robert Hawk..............................    60      Director
Hellene Runtagh..........................    51      Director
Daniel Lynch.............................    58      Director
Frank Marshall...........................    53      Director
Rich Shapero.............................    51      Director
Larry Irving.............................    43      Director
Debra Dunn...............................    44      Director

      ROBERT KNOWLING, JR. has been Covad Communications' President, Chief Executive Officer and a member of its board of directors since July 1998. As of September 1999, he also became Chairman of the board of directors. From October 1997 through July 1998, Mr. Knowling served as the Executive Vice President of Operations and Technologies at U S WEST Communications, Inc., a regional telecommunications service provider. In this capacity, Mr. Knowling was responsible for planning, delivering and maintaining high-quality telecommunications services for more than 25 million customers in 14 Western and Midwestern states. From March 1996 through September 1997, he served as Vice President of Network Operations at U S WEST Communications, Inc. From November 1994 through March 1996, he served as Vice President of Network Operations for Ameritech Corporation. Mr. Knowling began his career in 1977 at Indiana Bell where he progressed through a variety of assignments in operations, engineering and marketing. When Indiana Bell became a part of Ameritech Corporation, Mr. Knowling assumed positions of increasing responsibility in marketing, product development, large business marketing and network operations, including service on Ameritech Corporation's re-engineering breakthrough development team. As lead architect of the Ameritech Corporation transformation, Mr. Knowling reported directly to the Chairman. In July 2000, Mr. Knowling was appointed to the board of directors for Ariba, Inc. a business-to-business eCommerce platform provider, and Hewlett-Packard Company, a leading global provider of computing and imaging solutions and services.

                  MARK PERRY joined Covad Communications in August 2000 as Chief Financial Officer and Executive Vice President, Finance. Prior to joining Covad Communications, he was with U S WEST Communications, where he began in 1996 as its Vice President and Corporate Officer, Finance & Administration and subsequently became its Vice President, Operations and Merger Integration. From 1995 to 1996, he was U S WEST Communications' Managing Director with Cable Plus, a cable television/telecommunications joint venture that consisted of ten operating companies. From 1994 to 1995, he was the Vice President, Finance of Comcast International. From 1988 to 1994 he served in a variety of management roles with U S WEST Communications, including Assistant Corporate Controller and Chief Auditor, Vice President and Chief Financial Officer of the Cable Communications Division. From 1976 to 1988, he was with RCA Corporation, where he served as its Controller and as a Director, Billing and Receivables.

         ROBERT DAVENPORT, III joined Covad Communications in January 1999. He served as its Vice President, Business Development until February 1999 and has served as its Executive Vice President, Business Development since that date. Prior to joining Covad Communications, Mr. Davenport was Senior Vice President and Chief Operating Officer at Tele-Communications, Inc.'s Internet Services subsidiary, TCI.NET from 1997 to 1999. Between 1995 and 1997, Mr. Davenport was with Tele-Communications, Inc., as Vice President, Finance and Development for the Telephony Services subsidiary. From 1992 to 1995, he was Managing Partner of RD Partners, LLC, a private investment firm focused on leveraged equity investments.

         CATHERINE HEMMER joined Covad Communications in August 1998. She served as its Vice President, Operations until February 1999 and served as its President, Network Services from February 1999 to September 1999, and currently serves as its Executive Vice President and Chief Operating Officer. From 1996 to August 1998, she was Vice President, Network Reliability and Operations at U S WEST Communications, Inc. From 1995 to 1996, she served as General Manager, Network Provisioning at Ameritech Services, Inc., a telecommunications company. From 1987 to 1995, she served in various capacities, including Vice President, Network Services, at MFS Telecom, Inc. From 1981 to 1987, she served in various management roles at MCI Communications Inc. (now MCI Worldcom, Inc.), providing management information systems support for the network operations organization.

         JOHN MCDEVITT has served as Covad Communications' Executive Vice President, Sales and Marketing since July 2000. Prior to joining Covad Communications, he was Vice President of Sales and Marketing for Danly IEM from 1998 to June 2000. From 1996 to 1998, Mr. McDevitt served as Business Director with Praxair, Inc. Between 1978 and 1996, Mr. McDevitt was with Liquid Carbonic Corporation, where he served as Vice President of Sales and Marketing, General Manager and as a National and Regional Manager.

         JOSEPH DEVICH joined Covad Communications in August 1998. He served as Vice President and General Manager of its Western Region until February 1999, and served as President and General Manager of the Western Region from February 1999 to September 1999. Since September 1999, he has served as Executive Vice President, Corporate Services. Prior to joining Covad Communications, from November 1996 to August 1998, Mr. Devich was Vice President, Operations and Technologies Staff of U S WEST Communications, Inc., where he served on the strategic leadership council and was responsible for leading staff support functions, methodical and procedural process support, results reporting and analysis, systems planning and integration, customer value analysis, disaster recovery/business continuity planning, network security, supplier management and operations strategy planning. From August 1986 to November 1996, Mr. Devich worked in several capacities at Ameritech Corporation, including Manager of Product Management--Technical Support, and Director in the areas of customer support in the large business market, service reliability within custom business services, process improvement of network operations and network provisioning.

         DHRUV KHANNA is one of Covad Communications' founders. He served as its Vice President, General Counsel and Secretary from October 1996 until February 1999 and has served as its Executive Vice President, General Counsel and Secretary since that date. He was an in-house counsel for Intel Corporation's communications products division and its Senior Telecommunications Attorney between 1993 and 1996. Between 1987 and 1993, Mr. Khanna was an associate at Morrison & Foerster, LLP, where his clients included Teleport Communications Group (now AT&T Corp.), McCaw Cellular Communications, Inc. (now AT&T Wireless), and Southern Pacific Telecom (now Qwest Communications International, Inc.). Mr. Khanna has extensive experience with regulatory matters, litigation and business transactions involving the RBOCs and other telecommunications companies. While at Intel, he helped shape the computer industry's positions on the Telecommunications Act of 1996 and the FCC's rules implementing the act.

         JANE MARVIN joined Covad Communications in April 1999 as its Senior Vice President, Human Resources. Prior to joining Covad Communications, from August 1995 to April 1999, Ms. Marvin was Vice President, Human Resources for the General Business, Small Business and Enhanced Business Services units and Director, Leadership and Executive Development of Ameritech Corporation. In these capacities, she re-engineered and streamlined multiple HR processes and drove corporate-wide change initiatives. From 1991 to 1995, Ms. Marvin was Human Resources Director with the Pepsi Cola Company, a division of Pepsico Inc., where she improved business processes in the areas of recruitment, selection, training and compensation. From 1984 to 1991, Ms. Marvin worked in progressively broader HR leadership roles at Data General Corporation, a provider of enterprise hardware and software solutions.

         TERRY MOYA joined Covad Communications in July 1999 as its Senior Vice President, External Affairs. Prior to joining Covad Communications, from January 1999 to July 1999, Mr. Moya served as Vice President & Chief Financial Officer, Capital Management, Network/Operations and Technologies at U S WEST Communications, Inc. From August 1998 to January 1999, Terry served as Vice President, Operations for U S WEST Communications, Inc., where he managed over $2 billion in capital expenditures and over $320 million in engineering and construction transaction costs. From February 1997 to August 1998, Mr. Moya served as Vice President, Construction, Operations and Technologies and led the outside plant construction contracting organization for U S WEST Communications, Inc. From August 1992 to February 1997, Mr. Moya spent time in over a half dozen foreign countries establishing and improving several different lines of business for U S WEST Communications, Inc. These countries include Poland, Russia, the Czech Republic, Hungary, Brazil and the United Kingdom. Prior to August 1992, Mr. Moya was at KPMG Peat Marwick, LLP in New Orleans.

         MICHAEL LACH joined Covad Communications in January 2000 as its Executive Vice President, Business Integration. Prior to joining Covad Communications, from May 1997 to December 1999, Mr. Lach was Vice President, Customer Provisioning and Maintenance of Ameritech Corporation, where he was responsible for the installation and repair of residential phone lines across a five-state region. From October 1995 to May 1997, Mr. Lach was General Manager, Network Operations West of Ameritech Corporation, where he was responsible for provisioning and maintaining central offices and the transport network in a three state region. From September 1994 to October 1995, Mr. Lach was Division Manager, Technical Support of Ameritech Corporation, where he supported the development and implementation of new product for residential and business customers. From March 1993 to August 1994, Mr. Lach was Director, Business Development for Siemens Stromberg-Carlson, Inc. From January 1984 to February 1993, Mr. Lach served in various management roles with Ameritech Corporation relating to its network.

         JIMMY LAVALLEY joined Covad Communications in April 2000 as Executive Vice President of Community Relations. Prior to joining the Company, from June 1979 to April 2000, Mr. LaValley was with U S WEST Communications, Inc. Most recently, from February 1999 to April 2000, Mr. LaValley was Vice President, Human Resources, responsible for Strategic Staffing Services and Management Development for U S WEST's 58,000 employees. From October 1997 to February 1999, Mr. LaValley was Vice President Human Resources supporting Network Services, the largest U S WEST business unit. In this role, all aspects of Human Resources support were provided to 28,000 employees. Prior to these assignments, Mr. LaValley held leadership positions in all aspects of the Human Resources disciplines at U S WEST.

         RICH WONG joined Covad Communications in January 1999 as our Director of Product Marketing and Vice President of Marketing and, in July 2000, became Executive Vice President, Broadband Services. From January 1996 to January 1999, he was an Associate and an Engagement Manager with McKinsey & Company. From June 1991 to December 1995 he was a Brand Manager in the Brand Management Group with Proctor & Gamble.

         ROBERT HAWK has served as a member of Covad Communications' board of directors since April 1998. Mr. Hawk is President of Hawk Communications and recently retired as President and Chief Executive Officer of U S WEST Multimedia Communications, a regional telecommunications service provider, where he headed the cable, data and telephony communications business from May 1996 to April 1997. He was president of the Carrier Division of U S West Communications, Inc., from September 1990 to May 1996. Prior to that time, Mr. Hawk was Vice President of Marketing and Strategic Planning for CXC Corporation. Prior to joining CXC Corporation, Mr. Hawk was director of Advanced Systems Development for AT&T/American Bell. He currently serves on the boards of PairGain Technologies, Inc., COM21, Inc., Concord Communications, Inc., Radcom, Ltd., Efficient Networks, Inc. and several privately held companies.

         DANIEL LYNCH has served as a member of Covad Communications' board of directors since April 1997. Mr. Lynch is also a founder of CyberCash, Inc. and has served on its board of directors since August 1994. From December 1990 to December 1995, he served as chairman of the board of directors of Softbank Forums, a provider of education and conference services for the information technology industry. Mr. Lynch founded Interop Company in 1986, which is now a division of ZD Comdex and Forums. Mr. Lynch is a member of the Association for Computing Machinery and the Internet Society. He is also a member of the Board of Trustees of the Santa Fe Institute, the Bionomics Institute and CommerceNet. He previously served as Director of the Information Processing Division for the Information Sciences Institute in Marina del Rey, where he led the Arpanet team that made the transition from the original NCP protocols to the current TCP/IP based protocols. He has served as a member of the board of directors of Exodus Communications since January 1998. Mr. Lynch previously served as a member of the board of directors at UUNET Technologies, Inc., from April 1994 until August 1996.

         FRANK MARSHALL has served as a member of Covad Communications' board of directors since October 1997. Mr. Marshall currently serves on the board of directors of PMC-Sierra, Inc. and several private companies. Mr. Marshall also serves on the technical advisory board of several high technology private companies. He is a member of the InterWest Partners Advisory Committee and a Venture Partner at Sequoia Capital. From 1992 to 1997, Mr. Marshall served as Vice President of Engineering and Vice President and General Manager, Core Business Unit of Cisco Systems, Inc. From 1982 to 1992, he served as Senior Vice President, Engineering at Convex Computer Corporation.

         RICH SHAPERO has served as a member of Covad Communications' board of directors since July 1997. Mr. Shapero has been a general partner of Crosspoint Venture Partners, L.P., a venture capital investment firm, since April 1993. From January 1991 to June 1992, he served as Chief Operating Officer of Shiva Corporation, a computer network company. Previously, he was a Vice President of Sun Microsystems, Inc., Senior Director of Marketing at AST Research, Inc., and held marketing and sales positions at Informatics General Corporation and UNIVAC's Communications Division. Mr. Shapero serves as a member of the board of directors of Sagent Technology, Inc., a provider of real-time eBusiness intelligence, and several privately held companies.

         HELLENE RUNTAGH has served as a member of Covad Communications' board of directors since November 3, 1999. Ms. Runtagh has served as Executive Vice President of Universal Studios since January 1999. In this capacity, she is responsible for overseeing the activities of the Universal Studios Operations Group, Universal Studios Consumer Products Group, Universal Studios Corporate Marketing and Sponsorships, the Spencer Gift retail operations, Universal Studios' worldwide information technology, and Seagram's global sourcing and real estate operations. From February 1997 to January 1999, she held the position of Senior Vice President of Reengineering Effort at Universal. Previously, Ms. Runtagh spent 25 years at General Electric, where she served as President and Chief Executive Officer of GE Information Services from 1989 to 1996 and held general management roles with GE's capital and software businesses.

         LARRY IRVING has served as a member of Covad Communications' board of directors since April 2000. Mr. Irving is the President and CEO of UrbanMagic.com, an Internet portal for the African American community scheduled to be launched later this year. Prior to joining UrbanMagic.com, Mr. Irving served for almost seven years as Assistant Secretary of Commerce for Communications and Information, where he was a principal advisor to the President, Vice President and Secretary of Commerce on domestic and international communications and information policy issues, including the development of policies related to the Internet and Electronic Commerce. He was a point person in the Administration's successful efforts to reform the United States' telecommunications law, which resulted in the passage of the Telecommunications Act of 1996. Mr. Irving is widely credited with popularizing the term "Digital Divide" and was the principal author of the landmark Federal survey, FALLING THROUGH THE NET, which tracked access to telecommunications and information technologies, including computers and the Internet, across racial, economic and geographic lines. In recognition of his work to promote policies and develop programs to ensure equitable access to advanced telecommunication and information technologies, Irving was named one of the fifty most influential persons in the "Year of the Internet" by Newsweek Magazine. Prior to joining the Clinton-Gore Administration, Mr. Irving served ten years on Capitol Hill, most recently as Senior Counsel to the U.S. House of Representatives Subcommittee on Telecommunications and Finance. He also served as Legislative Director, Counsel and Chief of Staff (acting) to the late Congressman Mickey Leland (D-Texas). During the previous three years, Mr. Irving was associated with the Washington, D.C. law firm of Hogan & Hartson, specializing in communications law, antitrust law and commercial litigation.

         DEBRA DUNN has served as a member of Covad Communications' board of directors since April 2000. Since late 1999, Ms. Dunn has been the vice president of Strategy and Corporate Operations for Hewlett-Packard Company and has global responsibility for driving the broad range of efforts required to reposition Hewlett-Packard. She is responsible for corporate-wide functions including corporate strategy, development, communications, philanthropy and government affairs. Ms. Dunn joined Hewlett-Packard in 1983 as an executive development manager in Hewlett-Packard's Corporate Training division in Palo Alto. She held a wide range of development and marketing management positions from 1986 to 1992, and was promoted to manufacturing manager for Hewlett-Packard's Video Communication division in 1992, marketing manager in 1993 and was named general manager of the division in 1996. Ms. Dunn was promoted to general manager of Hewlett-Packard's executive committee in 1998 and led the Hewlett-Packard/Agilent split process and Hewlett-Packard's new business creation function.

CLASSIFIED BOARD

         The Covad Communications' board of directors is divided into three classes. The term of office and directors for each class is as follows:

         CLASS               DIRECTORS                        TERM OF OFFICE
         -----               ---------                        --------------
         Class I             Daniel Lynch                     o    expires at the annual meeting of
                             Rich Shapero                          stockholders in 2003 and at each third
                             Larry Irving                          succeeding annual meeting thereafter
         Class II            Frank Marshall                   o    expires at the annual meeting of
                             Hellene Runtagh                       stockholders in 2001 and at each third
                                                                   succeeding annual meeting thereafter

         Class III           Robert Hawk                      o    expires at the annual meeting of
                             Robert Knowling, Jr.                  stockholders in 2002 and at each third
                             Debra Dunn                            succeeding annual meeting thereafter


      The classification of directors has the effect of making it more difficult to change the composition of the board of directors.

BOARD COMMITTEES

      In April 1998, Covad Communications' board of directors established an audit committee and a compensation committee. The audit committee consists of three of Covad Communications' outside directors, Mr. Lynch, Mr. Hawk and Ms. Runtagh. The audit committee's primary responsibilities include:

      o conducting a post-audit review of the financial statements and audit findings;

      o reviewing Covad Communications' independent auditors, proposed audit scope and approach; and

      o reviewing on a continuous basis the adequacy of Covad Communications' system of internal accounting controls.

      The compensation committee also consists of three of Covad Communications' outside directors, Ms. Runtagh, Ms. Dunn and Mr. Shapero. Mr. Marshall, also an outside director, serves as an alternate on the committee. The primary responsibilities of the compensation committee include:

      o reviewing and determining the compensation policy for Covad Communications' executive officers and directors, and other employees as directed by the board of directors;

      o reviewing and determining all forms of compensation to be provided to Covad Communications' executive officers; and

      o reviewing and making recommendations to Covad Communications' board of directors regarding general compensation goals and guidelines for its employees and the criteria by which bonuses to its employees are determined.

      Covad Communications also has a pricing committee and management compensation committee. The pricing committee currently consists of three outside directors, Messrs. Shapero, Irving and Marshall, and one inside director, Mr. Knowling. The function of the pricing committee is to set the price for the sale of Covad Communications common stock to third parties. The function of the management compensation committee, which consists solely of one inside director, Mr. Knowling, is to review and determine the compensation policy for employees other than executive officers and directors and to review and determine all forms of compensation for such employees.

DIRECTOR COMPENSATION

      Except for grants of stock options subject to vesting and restricted stock subject to repurchase, directors generally do not receive compensation for services as a director or committee member. New directors will receive a stock option grant to purchase 60,000 shares of Covad Communications common stock which will vest over four years. Covad Communications does not pay additional amounts for committee participation or special assignments of the board of directors, except for reimbursement of expenses in attending board and committee meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      No interlocking relationship exists between the board of directors or the compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. Mr. Shapero is affiliated with Crosspoint Venture Partners L.P., which was a party, along with Covad Communications, to a Series C Preferred Stock and Warrant Subscription Agreement dated February 23, 1998.

EXECUTIVE COMPENSATION

      The following table sets forth certain information with respect to compensation awarded to, earned by or paid to each person who served as Covad Communications' Chief Executive Officer or was one of Covad Communications' four other most highly compensated executive officers during the fiscal year ended December 31, 1999. All share numbers have been adjusted in light of the 3-for-2 stock split, effected in the form of a stock dividend, effective March 31, 2000.

                           SUMMARY COMPENSATION TABLE

                                                 ANNUAL COMPENSATION         LONG-TERM COMPENSATION
                                             ---------------------------  ----------------------------
                                                                           RESTRICTED     SECURITIES
                                   FISCAL                                    STOCK       UNDERLYING           ALL OTHER
NAME AND PRINCIPAL POSITION         YEAR      SALARY           BONUS       AWARDS($)   OPTIONS/SARS(#)     COMPENSATION
--------------------------         ------    ----------      -----------  ----------   ---------------    --------------
Robert Knowling, Jr.............    1999     $ 399,996       $  500,000          --                --     $     750,420(8)
     Chairman, Board of             1998     $ 180,768(2)    $  250,000          --         4,725,000          $750,343(9)
    Directors, President and        1997            --               --          --                --                --
    Chief Executive Officer (1)

Robert Roblin...................    1999     $ 232,692       $  140,250    $882,500(7)             --     $         405(10)
    Executive Vice President,       1998     $  21,154(3)    $    9,493          --           562,500     $          74(10)
    Sales and Marketing(13)         1997            --               --          --                --                --

Catherine Hemmer................    1999     $ 180,769       $  109,500    $882,500(7)             --     $         240(10)
    Chief Operating Officer         1998     $  58,359(4)    $   56,000          --           437,713     $      84,363(11)
                                    1997            --               --          --                --                --

Joseph Devich...................    1999     $ 167,308       $  101,250    $882,500(7)             --     $         210(10)
    Executive Vice President,       1998     $  52,981(5)    $   20,137          --           380,622     $      76,961(12)
    Corporate Services              1997            --               --          --                --                --

Robert Davenport, III...........    1999     $ 183,077(6)    $   91,667          --           450,001     $         171(10)
    Executive Vice President,       1998            --               --          --                --                --
    Business Development            1997            --               --          --                --                --

--------------
      (1) In September 1999, Mr. Knowling became Chairman of our Board of Directors.
      (2) Pro rated based on an annual salary of $400,000 from hiring date of July 8, 1998.
      (3) Pro rated based on an annual salary of $220,000 from hiring date of November 16, 1998.
      (4) Pro rated based on an annual salary of $150,000 from hiring date of August 10, 1998.
      (5) Pro rated based on an annual salary of $150,000 from hiring date of August 13, 1998.
      (6) Pro rated based on an annual salary of $200,000 from hiring date of January 20, 1999.
      (7) This value is based upon the split-adjusted closing price of $29.416 for 30,000 post-split shares granted on November 3, 1999 to Mr. Roblin, Ms. Hemmer and Mr. Devich. As of December 31, 1999, all of these shares were unvested and valued at $1,118,750 based on a split-adjusted closing price of $37.29. Twenty-five percent of these shares will vest on the four consecutive anniversaries of the grant date.
      (8) Includes $750,000 for the final installment of Mr. Knowling's sign-on bonus as well as $420 for term life insurance premium.
      (9) Includes $750,000 for the first installment of Mr. Knowling's sign-on bonus as well as $343 for term life insurance premium.
     (10) The dollar amount in this column represents premium payments the Company made for executive's term life insurance policies.
     (11) Includes a payment of $84,275 as a sign-on bonus as well as $88 for term life insurance premium.
     (12) Includes a payment of $76,883 as a sign-on bonus as well as $78 for term life insurance premium.
     (13) On May 12, 2000, we announced the resignation of Robert Roblin. John McDevitt has been appointed to replace Mr. Roblin.

                                   THE MERGER

      THIS SECTION OF THE PROSPECTUS DESCRIBES CERTAIN ASPECTS OF THE PROPOSED MERGER, INCLUDING THE MATERIAL ASPECTS OF THE MERGER AGREEMENT AND ASSOCIATED DOCUMENTS. TO THE EXTENT IT RELATES TO THE MERGER AGREEMENT, THE FOLLOWING DESCRIPTION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT AND ITS EXHIBITS WHICH ARE ATTACHED AS APPENDIX A, AND ARE INCORPORATED HEREIN BY REFERENCE. YOU ARE URGED TO READ THE MERGER AGREEMENT AND THE EXHIBITS.

BACKGROUND OF THE MERGER

      In early January 2000, BlueStar began to explore alternatives for funding the expansion of its network and business operations. In late January 2000, BlueStar filed with the SEC to register for an initial public offering of its common stock. In April 2000, before BlueStar could complete the public offering of its stock, the public markets for new equity issuances, which up to that point had been favorable for telecommunications companies, suffered a substantial reversal, and BlueStar was unable to raise the capital necessary to fund its expansion through a public offering of its stock.

      At a regularly scheduled meeting of BlueStar's board of directors in early May 2000, the directors discussed the impact of the stock market downturn and the effect on providers of DSL. The board of directors discussed the financial condition of BlueStar and the funding alternatives available to BlueStar. The board of directors reviewed and discussed funding proposals from two investment banks for a private equity financing. After reviewing the proposals, the board of directors authorized Robert E. Dupuis, as chief executive officer of BlueStar, to pursue the funding proposal from one of the investment banks.

      On May 18, 2000, BlueStar's board of directors held a special meeting to discuss the financial condition of BlueStar. After a discussion of the financial condition and funding alternatives available to BlueStar and the likelihood that the capital markets would not be available to start-up companies in BlueStar's stage of development, the directors agreed that an acquisition of BlueStar was a viable alternative for BlueStar that should be pursued.

     On May 19, 2000, at the suggestion of the board of directors, Mr. Dupuis traveled to Atlanta, Georgia, to meet with Robert E. Knowling, the chief executive officer, president, and chairman of the board of Covad Communications, to discuss a possible business combination involving the two companies. Messrs. Dupuis and Knowling discussed the benefits of an acquisition of BlueStar. The talks included a discussion of the impact BlueStar's business model would have on the business operations of Covad Communications. At this meeting, Messrs. Dupuis and Knowling established the framework for a possible acquisition of BlueStar by Covad Communications, including structuring the merger as a stock-for-stock transaction.

      On May 22, 2000, BlueStar's board of directors held another special meeting to discuss Mr. Dupuis' meeting with Mr. Knowling and the preliminary framework established for the proposed merger. The board encouraged Mr. Dupuis to continue negotiations with Covad Communications and to obtain bridge financing for BlueStar to fund the company until a merger could be consummated or alternative funding could be secured.

     Following the meeting, the companies began consulting with their financial and legal advisors. Covad Communications retained Bear Stearns & Co. Inc. as its financial advisor and Simpson Thacher & Bartlett as its legal counsel. BlueStar retained Donaldson, Lufkin & Jenrette, Inc. as its financial advisor and Brobeck, Phleger & Harrison LLP as its legal counsel. Working with their advisors, Covad Communications began conducting its due diligence investigations using publicly available materials and began analyses of a possible combination. These consultations continued throughout the remaining merger discussions.

     Soon after the meeting of the executives in Atlanta, Mr. Dupuis, at the request of Mr. Knowling, contacted Ray Hernandez of Covad Communications. Messrs. Dupuis and Hernandez, along with their advisors, conducted several telephonic conversations over several days to establish the structure of the acquisition and a time frame for completing the acquisition.

      Over the next two weeks, Messrs. Dupuis and Hernandez had periodic telephonic conversations to discuss the proposed merger and the possibility of Covad Communications providing interim financing to BlueStar following execution of the merger agreement. In addition to the telephonic conversations with Mr. Hernandez, Messrs. Dupuis and Knowling continued to have telephonic discussions and in-person meetings regarding the merger and the consideration to be received by BlueStar.

      In late May 2000, the investment bank with whom BlueStar had been discussing proposed private equity financing withdrew its financing proposal after conducting due diligence and reconsidering investor demand for stocks of DSL providers.

      On June 8, 2000, BlueStar received a term sheet for an equity investment from a venture capital firm. BlueStar's board of directors called a special meeting to discuss the proposal. The board of directors authorized the managers of BlueStar to pursue the equity investment in the event the merger agreement with Covad Communications was not executed.

      In early June 2000, in telephonic conversations between Messrs. Dupuis and Hernandez, Mr. Hernandez proposed that the merger consideration be issued in two tranches rather than in one payment at the merger closing. Mr. Hernandez suggested that Covad Communications issue up to 8,000,000 shares of Covad Communications common stock upon the closing of the merger and up to an additional 5,000,000 shares of Covad Communications common stock if BlueStar achieves certain performance targets in calendar year 2001.

      On June 13 and 14, 2000, BlueStar, Covad Communications and their respective advisors intensified due diligence activities and preparation of definitive documentation. During this time period, representatives of Covad Communications and BlueStar held telephonic discussions to plan and to prepare for the announcement of the acquisition. These activities continued throughout the next two days.

      Meanwhile, representatives of BlueStar continued to negotiate the sale of an equity interest in BlueStar with the venture capital firm. The firm eventually offered financing of up to $200 million. Representatives of BlueStar and their legal counsel drafted documents and delivered them to the legal counsel for the venture capital firm.

      On June 14, 2000, BlueStar's board of directors held a telephonic meeting to consider the proposed merger with Covad Communications and the proposed purchase of BlueStar preferred stock by the venture capital firm. At this meeting, Mr. Dupuis reviewed the financial condition of BlueStar. Mr. Dupuis also reviewed the two transactions with the board of directors, including the strategic reasons for the proposed transactions, the principal terms of the proposed transactions (including the interim financing), a financial review of the proposed transactions, and a review of Covad Communications' financial condition and business operations.

     BlueStar's internal legal counsel and representatives of Brobeck, Phleger & Harrison discussed with the directors their fiduciary duty under Delaware law in considering a strategic business combination. Mr. Dupuis then asked if any director had any conflicts of interest due to the transactions. Messrs. McMinn and Shapero abstained from participating in the discussions related to the acquisition due to their past and present affiliations with Covad Communications. Representatives of Brobeck, Phleger & Harrison then discussed the terms of the merger agreement and related documents. Representatives of Donaldson Lufkin & Jenrette presented to BlueStar's board of directors a summary of its analyses on the strategic rationale for and financial analyses related to the acquisition. In addition, Donaldson Lufkin & Jenrette delivered a draft of a form of opinion DLJ would be prepared to deliver to the BlueStar board, upon payment of DLJ's fee under its engagement letter, with BlueStar to the effect that the aggregate consideration to be paid to the BlueStar stockholders pursuant to the merger agreement was fair, from a financial point of view, to holders of BlueStar's stock.

The board of directors:

      o determined that the terms of the merger agreement and related agreements, as then in effect, and the transactions contemplated thereby were advisable and fair to and in the best interests of BlueStar and its stockholders,

      o  approved and adopted the merger agreement and the related agreements,

      o directed that the merger agreement and the related agreements be submitted for consideration by the BlueStar stockholders, and

      o recommended that the BlueStar stockholders vote for the adoption of the merger agreement.

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

      In reaching this conclusion, the board of directors of BlueStar, with the assistance of its financial and legal advisors, considered and analyzed a number of factors, including, without limitation, the following:

     o the presentation of Donaldson Lufkin & Jenrette and its draft of a form of opinion DLJ would be prepared to deliver to the BlueStar board, upon payment of DLJ's fees under its engagement letter with BlueStar, to the effect that the aggregate issuance of Covad Communications common stock to stockholders of BlueStar in the transactions contemplated by the merger agreement and the related agreements was fair, from a financial point of view to the holders of BlueStar common stock. Such opinion was substantially in the form of the DLJ opinion subsequently delivered on August 4, 2000 and attached as Appendix E.

     o reports from BlueStar's management and legal and financial advisors on specific terms of the merger agreement and related agreements;

     o    the current financial position of BlueStar;

     o information concerning the financial performance, business operations and prospects of Covad Communications presented at meetings of BlueStar's board of directors, including, among other things, Covad Communications' recent and historical stock and revenue performance;

     o the need of BlueStar to enter into a strategic relationship to compete more effectively in the broadband DSL market;

     o the registration of the Covad Communications common stock to be exchanged for BlueStar stock in the merger;

     o the provision of interim financing in order to permit BlueStar to operate as a going concern between the time of the execution of the merger agreement and the closing of the merger;

     o the fact that the provisions of the merger agreement would permit BlueStar's board of directors, in accordance with their fiduciary duties and the provisions of the contribution agreement, to obtain additional financing for BlueStar's operations in the event the financing provided in connection with the merger was terminated or became fully utilized;

     o the unfavorable terms of the equity investment by the venture capital firm, including the liquidation preference and dilution of current ownership interests;

     o the risk that BlueStar might not achieve its goals in an increasingly competitive DSL market, even with the sale of additional equity; and

     o the eventual need for additional capital beyond the offered private equity and the possible difficulty of raising that capital.

      Based on information with respect to the financial condition, results of operations, cash flow, business and prospects of BlueStar on both a stand-alone basis and as compared with those available in combination with Covad Communications, the board of directors of BlueStar determined that the BlueStar stockholders would benefit substantially from the merger transactions. Such benefits would consist of:

     o the ability of the BlueStar stockholders to own an interest in Covad Communications and thereby benefit from the enhanced prospects of Covad Communications in terms of financial and operational resources and flexibility and its position as one of the leading broadband DSL providers;

     o the combination of BlueStar's and Covad Communications' businesses resulting in a larger company, with more sales channels, users, products and services and geographic coverage, which should enable Covad Communications to compete more effectively in the broadband DSL market where geographic coverage is an important competitive factor;

     o Covad Communications' enhanced ability to take advantage of future strategic opportunities;

     o    the value of Covad Communications' name, trademarks and brand;

     o the belief that the merger should allow BlueStar to meet the challenges of the increasingly competitive environment in the Internet market more effectively than BlueStar could on its own; and

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

      o  the expected tax treatment of the merger.

      BlueStar's board of directors also considered a number of potentially negative factors in its deliberations concerning the merger transactions, including:

      o the possibility that the shares of Covad Communications common stock placed in escrow may not be distributed to the BlueStar stockholders;

      o the risks associated with obtaining necessary regulatory and stockholder approvals of the merger transactions;

      o the risk that the potential benefits of the merger transactions might not be realized;

      o the relative complexity of the several transactions contemplated by the merger agreement and the related agreements, specifically the interim financing to be provided by Bear Stearns; and

      o  the other risks described under "Risk Factors."

      The BlueStar board of directors concluded, however, that the potential benefits of the merger transactions to BlueStar and its stockholders outweighed the risks associated with the foregoing factors.

      The foregoing discussion of the information and factors considered by the BlueStar board of directors in connection with its evaluation of the transactions contemplated by the merger agreement and the related agreements is not intended to be exhaustive but is intended to include the material factors considered by the directors.

      Upon completing its deliberations, the disinterested directors of BlueStar unanimously approved the merger agreement and the related agreements and the transactions contemplated by those agreements, declared them advisable and resolved to recommend that BlueStar's stockholders adopt the merger agreement.

      On June 16, 2000, the merger agreement was executed and Covad Communications issued a press release announcing its execution.

REASONS FOR THE MERGER

      The companies are merging in order to accelerate their network deployment and expand their presence as broadband services providers using DSL technology. The companies believe that together the companies will have greater visibility and market penetration and will increase revenues from small- and medium-sized businesses located in Tier 2 and Tier 3 cities.

      The companies expect to realize the following benefits as a result of the merger:

      o  additional distribution channels for their services and products;

      o speed to market in implementing a nationwide direct sales strategy in smaller markets;

      o increased ability to provide enhanced broadband services to small- and medium-sized businesses;

      o  greater visibility and market penetration in Tier 2 and Tier 3 cities;

      o a large sales force with extensive experience selling broadband services to end users; and

      o  higher margins for each end user.

RECOMMENDATION OF THE BLUESTAR BOARD OF DIRECTORS

      THE BOARD OF DIRECTORS OF BLUESTAR BELIEVES THAT THE MERGER AGREEMENT, THE FORM OF ESCROW AGREEMENT, THE MERGER, AND THE APPOINTMENT OF CHRISTOPHER LORD AS THE BLUESTAR STOCKHOLDERS' AGENT UNDER THE MERGER AGREEMENT AND THE ESCROW AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF BLUESTAR AND ITS STOCKHOLDERS AND HAS APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT, THE FORM OF ESCROW AGREEMENT, THE MERGER, AND THE APPOINTMENT OF CHRISTOPHER LORD AS THE BLUESTAR STOCKHOLDERS' AGENT UNDER THE MERGER AGREEMENT AND THE ESCROW AGREEMENT. THE BLUESTAR BOARD OF DIRECTORS RECOMMENDS THAT BLUESTAR STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE MERGER

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

AGREEMENT, THE FORM OF ESCROW AGREEMENT, THE MERGER, AND THE APPOINTMENT OF CHRISTOPHER LORD AS THE BLUESTAR STOCKHOLDERS' AGENT UNDER THE MERGER AGREEMENT AND THE ESCROW AGREEMENT.

BOARD PRESENTATION AND OPINION OF FINANCIAL ADVISOR TO BLUESTAR

     BlueStar asked Donaldson, Lufkin & Jenrette, or DLJ, in its role as financial advisor to BlueStar, to make a presentation to the BlueStar board on certain financial background and analyses regarding the consideration to be received by the holders of BlueStar common stock in the merger. On June 14, 2000, DLJ delivered its presentation to the BlueStar board. In conjunction with the presentation, DLJ supplied each of BlueStar's directors a draft of a form of opinion DLJ would be prepared to deliver to the BlueStar board upon payment of DLJ's fee under its engagement letter with BlueStar. Such opinion was substantially in the form of the DLJ opinion subsequently delivered on August 4, 2000 and described below.

     At the June 14, 2000 meeting, DLJ was not requested to, nor did it, deliver to the BlueStar board an opinion. However, DLJ did indicate that if it were requested by BlueStar to deliver a formal opinion, it would be prepared to render an opinion in the form previously delivered, to the effect that the consideration to be received by the holders of BlueStar common stock in the merger was fair to such holders from a financial point of view based on the assumptions, limitations and qualifications set forth in the draft opinion.

     On August 4, 2000, after receipt of payment from BlueStar for its opinion, DLJ delivered to the BlueStar board its written opinion, dated August 4, 2000, to the effect that, as of June 14, 2000, based on and subject to the assumptions, limitations and qualifications set forth in its written opinion, the consideration to be received by the holders of BlueStar common stock in the merger was fair to such holders from a financial point of view.

     THE FULL TEXT OF DLJ'S OPINION IS ATTACHED AS APPENDIX E TO THIS PROSPECTUS. THE SUMMARY OF DLJ'S OPINION SET FORTH IN THIS FORM S-4 IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF DLJ'S OPINION. BLUESTAR STOCKHOLDERS ARE URGED TO READ DLJ'S OPINION CAREFULLY AND IN ITS ENTIRETY FOR THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, OTHER MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY DLJ IN CONNECTION WITH ITS OPINION.

     DLJ prepared its opinion for the BlueStar board, and the opinion addresses only the fairness to the holders of BlueStar common stock from a financial point of view, as of June 14, 2000, of the consideration to be received by such holders. DLJ expressed no opinion as to the price at which Covad Communications common stock would actually trade at any time. DLJ's opinion did not address the relative merits of the merger and the other business strategies considered by the BlueStar board, as of June 14, 2000, nor did it address the BlueStar board's decision to proceed with the merger. DLJ's opinion did not constitute a recommendation to any BlueStar stockholder as to how such stockholder should vote on the merger.

     The consideration to be received by the holders of BlueStar stock was determined in arm's length negotiations between BlueStar and Covad, in which DLJ advised BlueStar.

     BlueStar selected DLJ as its financial advisor because DLJ is an internationally recognized investment banking firm that has substantial experience providing strategic advisory services. DLJ was not retained as an advisor or agent to the stockholders of BlueStar or any other person. As part of its investment banking business, DLJ is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. BlueStar did not impose any restrictions or limitations upon DLJ with respect to the investigations made or the procedures followed by DLJ in rendering its opinion.

     In preparing its opinion, DLJ:

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

     o reviewed the Third Amended and Restated Certificate of Incorporation of BlueStar and the merger agreement and the exhibits thereto;

     o reviewed financial and other information that was publicly available or furnished to it by BlueStar as of June 14, 2000, including information provided during discussions with the management of BlueStar. Included in the information provided during discussions with the BlueStar's management were certain financial projections of BlueStar, as of June 14, 2000, for the period beginning January 1, 2000 and ending December 31, 2004, prepared by the management of BlueStar and certain financial projections of Covad, as of June 14, 2000, for the period beginning January 1, 2000 and ending December 31, 2002, prepared by a nationally recognized research analyst identified by the management of BlueStar;

     o was informed by the management of BlueStar that, as of June 14, 2000, BlueStar expected to exhaust its liquidity in the near term unless it entered into a dilutive private equity financing to fund its anticipated operating and capital needs over the following 12 months;

     o compared certain financial and securities data of BlueStar and Covad with various other companies whose securities are traded in public markets;

     o reviewed the historical stock prices and trading volumes of Covad common stock;

     o reviewed prices and premiums paid in certain other business combinations; and

     o conducted such other financial studies, analyses and investigations as DLJ deemed appropriate for purposes of preparing its opinion.

     In rendering its opinion, DLJ relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by BlueStar, or its representatives, or that was otherwise reviewed by DLJ, as of June 14, 2000, and assumed that BlueStar was not aware of any information prepared by it or its advisors that might be material to DLJ's opinion that had not been made available to DLJ, as of June 14, 2000. With respect to the financial projections of BlueStar, as of June 14, 2000, supplied to DLJ, DLJ relied on representations that the projections were reasonably prepared on the basis reflecting the best available estimates and judgments of the management of BlueStar, as of June 14, 2000, as to the future operating and financial performance of BlueStar. With respect to the financial projections prepared by the research analyst referred to above, DLJ assumed, with BlueStar's consent, the reasonableness thereof and that they do not materially differ from the best available estimates and judgments of the management of Covad, as of June 14, 2000, as to the future operating and financial performance of Covad. DLJ expressed no opinion with respect to these projections or the assumptions upon which they were based. DLJ did not assume responsibility for making any independent evaluation of the assets or liabilities or for making any independent verification of any of the information reviewed by DLJ. DLJ relied as to certain legal matters, including that the merger will be free of federal tax to BlueStar and its stockholders, on advice of counsel to BlueStar.

     DLJ's opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to DLJ as of, June 14, 2000. DLJ states in its opinion that, although developments subsequent to June 14, 2000 may affect DLJ's ability to reach the conclusion set forth in its opinion as of a later date, DLJ does not have any obligation to update, revise or reaffirm its opinion.

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

SUMMARY OF FINANCIAL ANALYSES PERFORMED BY DLJ

     The following is a summary of the financial analyses presented by DLJ to the BlueStar board on June 14, 2000. In conjunction with the presentation, DLJ supplied each of BlueStar's directors with a printed version of its financial presentation. No company or transaction used in the analyses described below is directly comparable to BlueStar or the contemplated transaction. In addition, mathematical analysis such as determining the mean or median is not in itself a meaningful method of using selected company or transaction data. The analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. The information summarized in the tables which follow should be read in conjunction with the accompanying text.

     COMPARABLE PUBLICLY TRADED COMPANY ANALYSIS/PRIVATE EQUITY TRANSACTION ANALYSIS. DLJ noted that although the analysis set forth below analyzed the market values and trading multiples of selected publicly traded DSL industry companies that were comparable to BlueStar, these companies were not directly comparable to BlueStar because (1) each of these companies had funding through 2000 and BlueStar would be required to significantly curtail operations and terminate a large portion of its employees if it did not achieve funding immediately and (2) BlueStar required $482,000,000 to fund its business plan and had no ability to raise such funds in the public debt or equity markets at that time. As a result, DLJ suggested that the most appropriate valuation methodology to look at are multiples that can be achieved in a private equity financing. Based on the market conditions as they were on June 14, 2000, DLJ stated that a private equity investment in BlueStar involving a convertible preferred security would likely value the equity of BlueStar (prior to any infusion of funds) between $125,000,000 and $250,000,000, representing an enterprise value range between 1.0x and 2.0x projected 2001 revenue. If $125,000,000 of such a convertible preferred security were assumed to be issued, it would (1) provide BlueStar, based on BlueStar's business plan, with a comparable amount of funding to the companies set forth below, and (2) result in the dilution of existing BlueStar shareholders' equity interest by approximately 33.3% (on a fully diluted basis). Subject to these qualifications, DLJ analyzed the market values and trading multiples of selected publicly traded DSL industry companies that DLJ believed would be reasonably comparable to BlueStar assuming that BlueStar had the financing to effect its business plan. These comparable companies consisted of:

          o    Covad Communications Group Inc.

          o    DSL.net Inc.

          o    Network Access Solutions Corp.

          o    NorthPoint Communications Group Inc.

          o    Rhythms NetConnections Inc.

     In examining these comparable companies, DLJ calculated the enterprise value of each company as a multiple of its respective: (i) 1999 revenue, LQA revenue and projected revenues for calendar years 2000 and 2001 and (ii) net PP&E. The enterprise value of a company is equal to the value of its fully-diluted common equity plus debt and the liquidation value of outstanding preferred stock, if any, minus cash and the value of certain other assets, including minority interests in other entities. LQA means the annualized revenue for the last quarter for which financial data for the company at issue has been reported. Net PP&E means the book value of any plant, property and equipment minus accumulated depreciation. All historical data was derived from publicly available sources and all projected data was obtained from DLJ Equity Research, in the case of DSL.net Inc. and Network Access Solutions Corp., Merrill Lynch Research, in the

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

case of Covad Communications Group Inc. and NorthPoint Communications Group Inc., and Deutsche Bank Equity Research, in the case of Rhythms NetConnections Inc. DLJ's analysis of the comparable companies yielded the following multiple ranges:


                        1999              LQA             2000             2001             NET
                      REVENUES         REVENUES         REVENUES         REVENUES           PP&E
High                   407.5x            77.0x            26.5x            8.2x             12.1x
Low                     36.5x            23.9x            14.3x            4.7x             6.9x
Average                149.8x            40.3x            19.8x            6.6x             9.2x
Median                 100.8x            26.8x            18.2x            6.6x             9.2x

     Based on an analysis of this data and BlueStar's projected results for comparable periods, DLJ derived an implied equity value of BlueStar ranging from $186,000,000 to $310,800,000, compared to an estimated shareholder consideration of $189,400,000 excluding the earn-out and $295,600,000 including the earn-out in the merger based on a Covad stock price of $26.56 as of June 13, 2000.

     PRECEDENT MERGER AND ACQUISITION TRANSACTION ANALYSIS. DLJ reviewed selected acquisitions involving companies in the DSL and/or CLEC industry that DLJ believed were reasonably comparable to the merger. These transactions consisted of:

          o    Voyager.net Inc./CoreComm Limited

          o    Splitrock Services Inc./McLeod USA Inc.

          o    Concentric Network Corp./Nextlink Communications Inc.

     In examining these acquisitions, DLJ calculated the enterprise value of the acquired company implied by each of these transactions as a multiple of LTM revenue and gross PP&E. LTM means the last twelve month period for which financial data for the company at issue has been reported. Gross PP&E means the book value of any plant, property and equipment including accumulated depreciation. DLJ's analysis of these comparable acquisitions yielded the following multiple ranges:

                               LTM                  GROSS
                              REVENUE               PP&E
High                           25.4x                29.0x
Low                            11.4x                19.6x

     Based on an analysis of this data and BlueStar's historical and projected operating results, DLJ derived an implied equity value of BlueStar ranging from $220,000,000 to $320,000,000, compared to an estimated shareholder consideration of $189,400,000 excluding the earn-out and $295,600,000 including the earn-out based on a Covad stock price of $26.56 as of June 13, 2000.

     DISCOUNTED CASH FLOW ANALYSIS. DLJ performed a DCF analysis of the projected cash flows of BlueStar for the fiscal years ending December 31, 2000 through December 31, 2009, using projections and


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

assumptions provided by the management of BlueStar. DCF means discounted cash flow. The DCFs for BlueStar were estimated using discount rates ranging from 30.0% to 40.0% and 14.0% to 16.0%, based on estimates related to the weighted average costs of capital of BlueStar, and focused on terminal multiples of estimated EBITDA for BlueStar's fiscal year ending December 31, 2009 ranging from 9.0x to 11.0x. EBITDA means earnings before interest expense, taxes, depreciation and amortization. The 30.0% to 40.0% discount rate range reflected DLJ's judgment as to the requisite weighted average cost of capital for BlueStar in any funding through the private equity market. The 14.0% to 16.0% discount rate range reflected DLJ's judgment as to the requisite weighted average cost of capital for BlueStar in any funding through the public equity market, assuming that BlueStar had previously secured funding through 2000, thereby having comparable funding amounts to the comparable public companies. Based on this analysis, DLJ estimated an equity value of BlueStar, using discount rates ranging from 30.0% to 40.0%, ranging from $70,200,000 to $260,400,000, and, using discount rates ranging from 14.0% to 16.0%, ranging from $1,350,900,000 to $1,789,400,000, compared to an estimated shareholder consideration of $189,400,000 excluding the earn-out and $295,600,000 including the earn-out based on a Covad stock price of $26.56 as of June 13, 2000. As noted above, DLJ estimated that a $125,000,000 private equity market funding at such time (an amount to fund BlueStar through 2000) would have resulted in approximately a 33.3% dilution to existing BlueStar shareholders. DLJ also noted that BlueStar required approximately $482,000,000 in total to fund its business plan.

     CONTRIBUTION ANALYSIS. DLJ analyzed the relative contributions of BlueStar and Covad to the pro forma combined company for the years 1999 through 2004 on selected financial data, assuming no anticipated cost savings or related expenses. DLJ analyzed the respective contributions of each company's projected revenues and net PP&E for each of the years 1999 through 2004 based on estimates provided by the management of BlueStar, in the case of BlueStar, and Merrill Lynch Equity Research, in the case of Covad. The implied percent of contribution in the table below denotes each respective company's share of the combined company's total revenue and net PP&E:

                    BLUESTAR IMPLIED % OF           COVAD IMPLIED % OF
                         CONTRIBUTION                  CONTRIBUTION
Revenues

1999                          1.1%                          98.9%
2000                          7.9%                          92.1%
2001                         18.2%                          81.8%
2002                         20.9%                          79.1%
2003                         24.9%                          75.1%
2004                         28.3%                          71.7%

Net PP&E

1999                          2.1%                          97.9%
2000                          2.3%                          97.7%


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

                    BLUESTAR IMPLIED % OF           COVAD IMPLIED % OF
                         CONTRIBUTION                  CONTRIBUTION


2001                         3.1%                          96.9%
2002                         2.5%                          97.5%
2003                         2.9%                          97.1%
2004                         2.3%                          97.7%


     DLJ compared the above implied percentages of contribution to the combined company's total revenue and net PP&E to the percentages of the combined company that BlueStar and Covad would own upon consummation of the merger. BlueStar shareholders would own approximately 4.2% and Covad shareholders would own approximately 95.8% of the combined company under the scenario excluding the earn-out, and BlueStar shareholders would own approximately 6.4% and Covad shareholders would own approximately 93.6% of the combined company under the scenario including the earn-out.

     DLJ noted that there was one common director on the board of directors of BlueStar and Covad, respectively.

     The summary set forth above does not purport to be a complete description of the analyses performed by DLJ but describes, in summary form, the material elements of the presentation made by DLJ to the BlueStar board on June 14, 2000 and that it used in reaching its conclusion as to fairness. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Each of the analyses conducted by DLJ was carried out in order to provide a different perspective on the transaction and to add to the total mix of information available. DLJ did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, DLJ considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. DLJ did not place any particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, DLJ has indicated to BlueStar that it believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses.

ENGAGEMENT LETTER

     Pursuant to the terms of an engagement agreement dated May 22, 2000, BlueStar has agreed to pay a fee that is customary in transactions of this nature, a substantial portion of which is contingent upon the consummation of the merger. In addition, BlueStar agreed to reimburse DLJ, upon request by DLJ from time to time, for all out-of-pocket expenses (including the reasonable fees and expenses of counsel) incurred by DLJ in connection with its engagement thereunder and to indemnify DLJ and certain related persons

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

against certain liabilities in connection with its engagement, including liabilities under U.S. federal securities laws. DLJ and BlueStar negotiated the terms of the fee arrangement.

OTHER RELATIONSHIPS

     DLJ, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for Covad in the past and has been compensated for such services, including (i) acting as co-manager for Covad's initial public offering completed in January 1999, (ii) acting as co-manager for Covad's $215 million offering of senior notes completed in February 1999, (iii) acting as co-manager for Covad's $285 million offering of Covad common stock completed in June 1999, and (iv) acting as co-manager for Covad's $559 million offering of Covad common stock completed in November 1999.

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

STRUCTURE OF THE MERGER

      The merger agreement provides for the acquisition of BlueStar by Covad Communications. If the merger agreement and related matters are approved by the BlueStar stockholders, Covad Acquisition Corporation will merge into BlueStar. All of BlueStar's outstanding stock will be canceled, and BlueStar will become a wholly owned subsidiary of Covad Communications.

      The merger agreement is attached as Appendix A to this prospectus. We encourage you to read the merger agreement carefully because it is the legal document that governs the merger.

CLOSING MATTERS

      CLOSING. The closing of the merger will take place as soon as practicable following the satisfaction or waiver of the closing conditions, unless the merger agreement is terminated or the parties agree to a different time for closing. See "--Conditions to the Merger," below.

      EFFECTIVE TIME. In connection with the closing, the parties will file a certificate of merger with the Secretary of State of the State of Delaware. The merger shall become effective at the time the certificate is duly filed with the Secretary of State of the State of Delaware, or at a later time if specified in the certificate and agreed to by the parties.

CONSIDERATION TO BE RECEIVED IN THE MERGER

      INITIAL CONSIDERATION. Under the merger agreement, Covad Communications will issue 8,000,000 shares of common stock, minus shares (priced at the closing price for Covad Communications common stock on the NASDAQ National Market on the third business day prior to closing) with a value that reflects (1) BlueStar's transaction costs and (2) the principal, interest and expenses associated with the interim financing extended to BlueStar prior to the merger. This consideration will be provided at the closing of the merger, and will be divided among BlueStar stockholders, optionholders and warrantholders according to an exchange ratio as follows:

     o First, for the purpose of satisfying the liquidation preferences of BlueStar preferred stockholders, shares of Covad Communications common stock (priced at the average closing price for Covad Communications common stock on the NASDAQ National Market over the 20 days ending on the fourth business day prior to closing) will be set aside with a value equal to $71,121,770.57, the total amount of those preferences, and divided among the BlueStar preferred stockholders pro rata according to their share ownership; and

      o Second, each share of BlueStar stock, including the BlueStar preferred stock, will be converted into a number of shares of Covad Communications common stock to be calculated by dividing the remaining shares of Covad Communications common stock to be issued in the merger, by the total number of BlueStar shares (calculated on a fully diluted basis, excluding certain options that have been forfeited by their owners and are incapable of exercise).

     EARN-OUT SHARES. Following the conclusion of BlueStar's year 2001 fiscal year, Covad Communications will issue 5,000,000 additional "earn-out" shares of Covad Communications common stock to BlueStar's stockholders. The exact number of the earn-out shares will depend upon the performance of BlueStar in fiscal year 2001 against pre-established income and earnings benchmarks described in the merger agreement.

      The number of earn-out shares will be calculated by comparing BlueStar's fiscal year 2001 (1) revenue and (2) earnings before interest, taxes, depreciation and amortization ("EBITDA"). BOTH THE REVENUE AND THE EBITDA MUST MEET THRESHOLD TARGETS BEFORE ANY EARN-OUT SHARES ARE EARNED. If BlueStar meets the revenue and EBITDA thresholds, Covad

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

Communications will prepare a calculation of the earn-out shares to present to the stockholders' agent soon after the availability of audited financial statements for fiscal year 2001. The earn-out shares will be calculated in accordance with the following table:

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


ACTUAL 2001 REVENUE      EARN-OUT SHARES     ACTUAL 2001 EBITDA (LOSS)  EBITDA EARN-OUT SHARES
-------------------      ---------------     -------------------------  ----------------------
    ($ Millions)                             ($ Millions)
---------------------- --------------------- ------------------------- ------------------------

    less than  $112.2                     0      lower than  $(190.7)                        0

                112.2               100,000                   (190.7)                  100,000

                113.5               200,000                   (189.0)                  200,000

                114.7               300,000                   (187.3)                  300,000

                116.0               450,000                   (185.5)                  450,000

                117.2               600,000                   (183.8)                  600,000

                118.5               800,000                   (182.1)                  800,000

                119.7             1,000,000                   (180.3)                1,000,000

                121.0             1,200,000                   (178.6)                1,200,000

                122.2             1,400,000                   (176.9)                1,400,000

                123.5             1,700,000                   (175.1)                1,700,000

                124.7             2,000,000                   (173.4)                2,000,000

                130.9             2,250,000                   (164.7)                2,250,000

                137.2             2,500,000                   (156.1)                2,500,000
---------------------- --------------------- ------------------------- ------------------------

     The earn-out shares received will also be reduced by any of BlueStar's outstanding transaction costs from the merger.

     The earn-out shares, if any, will be divided according to an earn-out exchange ratio. Each share of BlueStar stock outstanding as of the effective time of the merger will represent the right to receive additional shares of Covad Communications common stock to be calculated by dividing the total number of earn-out shares by the total number of BlueStar shares outstanding at the effective time of the merger (calculated on a fully diluted basis, excluding certain options that have been forfeited by their owners and are incapable of exercise). See "--Exchange Ratios" for more detail as to how the earn-out exchange ratio is calculated.

     INTERIM FINANCING. In connection with the merger, Bear Stearns Corporate Lending, Inc. provided BlueStar with a $40 million financing comitment to fund BlueStar's continuing operations until the effective time of the merger. If the merger is not completed, Covad Communications has agreed to purchase the loans made pursuant to this financing comittment from Bear Stearns in exchange for shares of Covad common stock. Bear Stearns also has the right to put the loan to Covad in exchange for Covad common stock in certain other circumstances.

     All of the interest, principal and expenses of this interim financing will be subtracted from the merger consideration to be received by the BlueStar Stockholders in the merger. BlueStar has currently borrowed $15.9 million for its continued operations to the date of this prospectus, and currently expects to borrow up to approximately $32.0 million to the effective time of the merger.

     EXCHANGE RATIOS. The full formulas for the exchange ratios are set out in Exhibits B and C to the merger agreement, for the initial consideration and the earn-out shares.

     FRACTIONAL SHARES. Covad Communications will not issue fractional shares in the merger. Instead, the total number of shares of Covad Communications common stock to be received by each BlueStar stockholder in the merger will be rounded down to the nearest whole number, and the stockholder will receive a cash payment for the value of the fraction of a share of Covad Communications common stock they would otherwise have received. For the purpose of calculating the amount of any payment for a fractional share, the Covad Communications common stock will be valued at its closing price on the Nasdaq National Market on the third business day prior to the closing of the merger.

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

TREATMENT OF STOCK OPTIONS AND BENEFIT PLANS

     Pursuant to the merger agreement, all outstanding stock options granted under BlueStar's 2000 Stock Incentive Plan or a predecessor plan, will, upon the closing of the merger, be assumed by Covad Communications, subject to the same terms and conditions immediately prior to the closing, except that the number of shares subject to the option and the exercise price will be adjusted to reflect the exchange ratio in effect at the closing. Soon after the merger becomes effective, a document evidencing the terms of the assumption by Covad Communications of the options will be distributed to option holders.

     Under the BlueStar option plan, the vesting of the options of certain managerial employees is accelerated upon a change of control of BlueStar such as the merger. For these employees, each outstanding option will, at the effective time of the merger, become vested with respect to 50% of the unvested portion of the option. As of July 31, 2000, the merger transactions will result in the accelerated vesting of 1,860,006 options, of which 1,275,943 options are held by executive officers of BlueStar.

     As a condition to closing, certain BlueStar officers and employees whose options were granted under the BlueStar option plan have agreed to conditions and restrictions on the sale of shares of Covad Communications common stock issued in the merger and have agreed that if within 12 months of the merger they depart Covad Communications voluntarily or are dismissed for cause, the portion of their options that received accelerated vesting will be forfeited. See "--Stock Restriction Agreements," below.

     Covad Communications has agreed that the employees of BlueStar who continue their employment with BlueStar after the merger will be entitled to participate in the employee benefit and equity programs maintained by BlueStar and Covad Communications after the merger on a basis, in the aggregate, no less favorable than for similarly situated employees at Covad Communications or its other subsidiaries, including for these purposes credit for length of service with BlueStar.

CONDITIONS TO THE MERGER

     Each party's obligation to effect the transactions contemplated by the merger agreement is subject to the satisfaction or waiver of the following conditions on or before the closing:

     o the adoption of the merger agreement by holders of 90% of all outstanding shares of BlueStar stock;

     o the absence of an injunction, restraining order or other decree that restrains or prohibits the consummation of any of the transactions contemplated by the merger agreement;

     o the absence of a statute, rule, regulation or order that will make the consummation of the transactions contemplated by the merger agreement illegal;

     o the receipt of all orders, consents and approvals of any governmental authorities legally required for the consummation of the transactions contemplated by the merger agreement and the expiration or termination of the waiting periods applicable under the Hart-Scott-Rodino Act and other applicable antitrust or merger control or competition laws or regulations, except as would not cause a material adverse effect to BlueStar; and

     o the effectiveness of the registration statement for the common stock to be issued by Covad Communications in the merger.

     In addition, BlueStar's obligation to consummate the merger agreement is further subject to the satisfaction or waiver of the following additional conditions:

     o appropriate representations and warranties of Covad Communications contained in the merger agreement being true and correct in all material respects as of the date of the merger agreement and as of the closing date as though made on and as of such time, and Covad Communications delivering to BlueStar a certificate to that effect;

     o Covad Communications having performed in all material respects all obligations required to be performed by it under the merger agreement and BlueStar having received from Covad Communications a certificate to that effect;

     o    the nonoccurrence of a material adverse effect on Covad
          Communications; and

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

     o the receipt of a tax opinion stating that the merger will be treated as a tax-free reorganization.

     In addition, the obligation of Covad Communications to consummate the merger agreement is further subject to the satisfaction or waiver of the following additional conditions:

     o the adoption of the merger agreement by holders of at least 90% of the outstanding shares of BlueStar stock;

     o appropriate representations and warranties of BlueStar contained in the merger agreement being true and correct in all material respects as of the date of the merger agreement and as of the closing date as though made on and as of such time, and BlueStar delivering to Covad Communications a certificate to that effect;

     o BlueStar having performed in all material respects all obligations required to be performed by it under the merger agreement, and Covad Communications having received from BlueStar a certificate to that effect;

     o    BlueStar's having obtained consents from all necessary third parties;

     o absence of any injunctions or restraints on the conduct of BlueStar's business;

     o    nonoccurrence of a material adverse effect with respect to BlueStar;

     o receipt by Covad Communications of a properly executed FIRPTA notification letter from BlueStar;

     o    resignation of the directors and officers of BlueStar;

     o    execution of the escrow agreement;

     o    termination of all agreements concerning BlueStar common stock;

     o receipt of a tax opinion stating that the merger will be treated as a tax-free reorganization;

     o execution of stock restriction agreements by 85% of a selected group of BlueStar's managers, 80% of its employees holding vested options and holders of 75% of the stock held by the remaining stockholders; and

     o    certification of transaction fees and expenses.

TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated at any time before the closing of the merger, whether before or after adoption of the merger agreement by BlueStar stockholders:

     o    by mutual consent of Covad Communications and BlueStar;

     o by Covad Communications or BlueStar by written notice to the other party if the closing has not occurred by December 31, 2000; PROVIDED, that this termination right will not be available to a party whose \ action or failure to act has been the cause or resulted in the failure of the merger;

     o    by Covad Communications if:

         (1) BlueStar breaches in any material respect any representation, warranty, obligation or agreement and does not cure it within 5 business days upon written notice from Covad Communications; or

         (2) BlueStar's board of directors withdraws or modifies its recommendation of the merger agreement or the merger in a manner adverse to Covad Communications;

     o by BlueStar if Covad Communications breaches in any material respect any representation, warranty, obligation or agreement and does not cure it within 5 business days upon written notice from BlueStar; and

     o by Covad Communications or BlueStar if any permanent injunction or other order preventing the merger becomes final and nonappealable.

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

CONDUCT OF BUSINESS PENDING THE CLOSING OF THE MERGER

     Under the merger agreement, BlueStar has agreed that prior to the closing of the merger agreement, except where Covad Communications has consented to such action, BlueStar will operate its businesses only in the ordinary course of business, consistent with past practice. Moreover, except as expressly permitted in the merger agreement, BlueStar will not:

     o    amend its certificate of incorporation or bylaws;

     o issue, purchase or redeem, or declare or pay any dividend with respect to, any shares of BlueStar stock or any class of securities convertible into, or any rights, warrants or options to acquire, any of these securities, other than issuances of BlueStar common stock upon the exercise of stock options outstanding on the date of the merger agreement in accordance with its terms and limited issuances of new BlueStar options in accordance with the merger agreement;

     o adopt any stock option plans (provided that it may complete grants that it is already committed to grant);

     o    enter into, violate, amend or modify any material contracts;

     o issue, deliver or sell or authorize or propose the issuance, delivery or sale of, any shares of its stock or securities convertible into such stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such stock or other convertible securities, other than the issuance of stock pursuant to the exercise of outstanding stock options or warrants;

     o transfer to any person or entity any intellectual property other than pursuant to non-exclusive non-source code licenses in the ordinary course of business consistent with past practice;

     o enter into or amend any agreements granting exclusive marketing or other exclusive rights with respect to any of its products, services or technologies;

     o sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its business;

     o incur any indebtedness for borrowed money in excess of $60,000 or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, other than indebtedness to Covad Communications;

     o enter into any operating lease involving payments in excess of $60,000 annually or $5,000 monthly;

     o pay, discharge or satisfy in an amount in excess of $20,000 in any one case or $60,000 in the aggregate, any claim, liability or obligation arising other than in the ordinary course of business, except as already reserved in the financial statements;

     o make any capital expenditures, capital additions or capital improvements, except in the ordinary course of business and consistent with past practice;

     o materially reduce the amount of any material insurance coverage provided by existing insurance policies;

     o terminate or waive any right or rights which individually or in the aggregate would reasonably be expected to be material in value, other than in the ordinary course of business;

     o increase or accelerate the compensation or fringe benefits of any current or former director or employee or adopt or amend any employee benefit or stock purchase or option plan or pay any special bonus or special remuneration to any employee or director, except in the ordinary course of business consistent with past practice;

     o grant, pay or agree to any provisions regarding severance or termination pay to any director, officer or other employee except as agreed to with Covad Communications;

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

     o commence a lawsuit or take any action in connection with any existing or threatened lawsuit, administrative proceeding, mediation, arbitration or other similar proceeding other than routine exceptions;

     o acquire, merge or consolidate with any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire any assets which are material, individually or in the aggregate, to its business;

     o other than in the ordinary course of business, make or change any material policies in respect of taxes;

     o revalue any of its assets, other than in the ordinary course of business;

     o fail to give all notices and other information required to be given to the employees or any other labor group;

     o delay or otherwise change the manner of payment of accounts payable or other liabilities; or

     o take or agree to take any action which would make any of its representations or warranties contained in the merger agreement untrue or incorrect or prevent it from performing any of its covenants thereunder.

ADDITIONAL COVENANTS AND AGREEMENTS

     In addition to the above covenants related to the conduct of BlueStar's business prior to the closing, BlueStar has agreed:

     o not to solicit, initiate or encourage any other takeover proposal or to engage in negotiations with, or grant confidential information or access to BlueStar's properties, records or books to any other person who has advised BlueStar that it may be considering making, or who has made, a takeover proposal;

     o to keep Covad Communications fully informed as to negotiations for any additional bridge financing BlueStar may require, and not to enter into an agreement for any such financing without Covad Communications' consent unless BlueStar will not incur any expenses or financial or other material obligations in relation thereto prior to the termination of the merger agreement; and

     o to grant Covad Communications access to BlueStar's financial and other records.

     Covad Communications has agreed to take all necessary actions to obtain an amendment to its certificate of incorporation to permit the issuance of the Covad Communications common stock to be issued in the merger. It has since obtained approval for this amendment.

     Both parties have agreed to cooperate on steps to be taken toward registering the stock to be issued in the merger and to preparing this prospectus.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains customary representations and warranties relating to, among other things:

     o corporate organization and similar corporate matters concerning Covad Communications and BlueStar;

     o authorization, execution, delivery, performance and enforceability of, conflicts and defaults created by, and required consents, approvals and authorizations of governmental authorities relating to, the merger agreement and related matters;

     o engagement and payment of fees of brokers, investment bankers, finders and financial advisors by both Covad Communications and BlueStar;

     o    the capital structure of both Covad Communications and BlueStar;

     o    stock options of BlueStar;

     o financial information of BlueStar being presented fairly and the absence of undisclosed liabilities of BlueStar, the accuracy of information contained in those financial statements and the absence of undisclosed liabilities of BlueStar;

     o    the absence of material changes or events concerning BlueStar;

     o the validity and enforceability of contracts and other agreements of BlueStar;

     o    the absence of legal proceedings relating to BlueStar;

     o    the absence of labor controversies of BlueStar;

     o    intellectual property of BlueStar;

     o    governmental licenses and permits of BlueStar;

     o    compliance with applicable laws;

     o    employee benefit matters of BlueStar;

     o    filing of tax returns and payment of taxes by BlueStar; and

     o    Year 2000 compliance of BlueStar.

AMENDMENT

     The merger agreement may not be amended or modified except in a writing signed by all parties thereto. However, after the adoption of the merger agreement by the stockholders of BlueStar, the merger agreement may only be amended, without the further approval of such stockholders, as permitted by law.

REGULATORY APPROVALS REQUIRED

     Under the Hart-Scott-Rodino Act, and the rules promulgated thereunder by the FTC, the transactions contemplated by the merger agreement cannot be consummated until notifications have been given to the FTC and the Antitrust Division of the Department of Justice and the specified waiting periods have expired or terminated. The notifications required under the Hart-Scott-Rodino Act were furnished to the FTC and the Antitrust Division by Covad Communications and BlueStar with respect to the transactions contemplated by the merger agreement on July 7, 2000. Additional materials were provided in relation to Crosspoint Venture Partners LS 1997, the holder of a substantial amount of BlueStar stock on July 12, 2000. The waiting period under the Hart-Scott-Rodino Act expired at 11:59 p.m., eastern time, on August 4, 2000. Notwithstanding the termination of the waiting periods under the Hart-Scott-Rodino Act, the Antitrust Division, the FTC or any state or foreign governmental authority could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the transactions contemplated by the merger agreement or seeking divestiture of portions of the businesses intended to be part of Covad Communications. Private parties may also seek to take legal action under the antitrust laws under specific circumstances. Pursuant to the merger agreement, any filing fees required by the Hart-Scott-Rodino Act will be paid by the stockholders of BlueStar as transaction costs if the merger is consummated.

     There can be no assurance that a challenge to the consummation of the transactions on antitrust grounds will not be made or that, if such a challenge were made, the parties to the merger agreement would prevail.

     To the extent that BlueStar and Covad Communications provide identifiable intrastate services or have otherwise submitted themselves to the jurisdiction of the relevant state telecommunications regulatory commissions, they are subject to such jurisdiction. In addition, certain states have required prior state certification as a prerequisite for processing and deciding an arbitration petition for interconnection under the 1996 Telecommunications Act.

     In addition, Covad Communicaitons and BlueStar must receive authorization from or make filings with the appropriate governmental authorities for the transfer of control of BlueStar's CLEC authority (required for the operation of BlueStar's business). BlueStar has made the necessary filings in the following states where authorization is required: Florida, Louisiana, Mississippi, New Jersey, North Carolina, Ohio, Oklahoma, Pennsylvania and Texas. As of August 3, 2000, Covad Communications and BlueStar have received authorization from Florida, Louisiana, Mississippi, North Carolina, and Texas (may proceed with the transfer upon filing). Moreover, BlueStar and Covad will file notifications prior to closing of the merger in all states that require notification.

EXPENSES

     The parties to the merger agreement have agreed that all costs and expenses incurred in connection with the merger shall be borne by the party incurring such expenses, except that if the merger closes then BlueStar's investment banking, legal and other related merger fees and expenses shall be deducted from the merger consideration received by BlueStar stockholders.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following discussion describes the material federal income tax consequences of the exchange of shares of BlueStar stock for Covad Communications common stock, pursuant to the Merger that are generally applicable to holders of BlueStar stock. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to BlueStar stockholders as described herein.

     BlueStar stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular BlueStar stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, who are foreign persons, who do not hold their BlueStar stock as capital assets, or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the Merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Merger (whether or not any such transactions are undertaken in connection with the Merger), including without limitation any transaction in which shares of BlueStar stock are acquired or shares of Covad Communications common stock are disposed of, or the tax consequences of any receipt of rights to acquire Covad Communications common stock. Accordingly, BLUESTAR STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES AND THE EFFECT OF POSSIBLE CHANGES IN APPLICABLE TAX LAWS.

     The Merger is intended to constitute a reorganization within the meaning of the Code. Provided that the Merger does so qualify as a reorganization, then, subject to the limitations and qualifications referred to herein, the Merger will generally result in the following federal income tax consequences to the BlueStar stockholders:

     o No gain or loss will be recognized by holders of BlueStar stock solely upon their receipt of Covad Communications common stock in exchange for BlueStar stock in the Merger (except to the extent of cash received in lieu of a fractional share of Covad Communications common stock).

     o The aggregate tax basis of the Covad Communications common stock received by BlueStar stockholders in the Merger (including any tax basis attributable to fractional shares deemed to be disposed of will be the same as the aggregate tax basis of the BlueStar stock surrendered in exchange therefor.

     o The holding period of the Covad Communications common stock received by BlueStar stockholders in the Merger will include the period for which the BlueStar stock surrendered in exchange therefor was considered to be held, provided that BlueStar stock so surrendered is held as a capital asset at the time of the Merger.

     o Cash payments received by holders of BlueStar stock in lieu of a fractional share will be treated as if such fractional share of Covad Communications common stock had been issued in the Merger and then redeemed by Covad Communications. A BlueStar stockholder receiving such cash will recognize gain or loss, upon such payment, measured by the difference, if any, between the amount of cash received and the basis in such fractional share.

     The parties have not and will not request a ruling from the Internal Revenue Service as to the tax consequences of the Merger or any related transaction. The Internal Revenue Service may adopt positions contrary to that discussed below and such positions could be sustained.

     A successful Internal Revenue Service challenge to the reorganization status of the Merger would result in BlueStar stockholders recognizing taxable gain or loss with respect to each share of BlueStar stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the Effective Time, of the Covad Communications common stock received in exchange therefor. In such event, a stockholder's aggregate basis in the Covad Communications common stock so received would equal its fair market value, and the stockholder's holding period for such stock would begin the day after the Merger.

     The obligations of BlueStar and Covad Communications to complete the Merger are conditioned upon the receipt by BlueStar of an opinion of its counsel, Brobeck, Phleger & Harrison, LLP, and the receipt by Covad Communications of an opinion of its counsel, Simpson, Thacher & Bartlett LLP, that the Merger will, for federal income tax purposes, constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. The tax opinions will be based upon facts, representations and assumptions set forth or referred to in the opinion and the continued accuracy and completeness of representations made by Covad Communications and BlueStar, including representations in certificates to be delivered to counsel by the management of each of Covad Communications and BlueStar which if incorrect in any material respect could change the conclusions in the opinion. If BlueStar's counsel or Covad Communications' counsel does not give such a tax opinion, then the opinion may instead be supplied by Covad Communications' or BlueStar's counsel, as the case may be.

     The parties to the Merger intend that the Merger qualify as a tax free reorganization pursuant to Section 368 of the Internal Revenue Code. Therefore, you should report the transaction in your tax returns as a reorganization pursuant to Section 368 of the Internal Revenue Code. To do so, you must include with your federal income tax return for the year of the Merger the statements required by the applicable U.S. Treasury regulations.

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

ANTICIPATED ACCOUNTING TREATMENT

     Covad Communications intends to account for the transactions with BlueStar as the accounting acquiror in a purchase business combination for financial reporting and accounting purposes, under generally accepted accounting principles.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Some members of the BlueStar board of directors and management have interests in the merger in addition to their interests generally as stockholders of BlueStar. These include, among other things, provisions in the merger agreement relating to indemnification and the acceleration and/or payout of benefits under specified agreements and employee stock option agreements. In addition, two of BlueStar's directors have a financial interest in Covad Communications. The BlueStar board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby.

     EMPLOYMENT AND OTHER AGREEMENTS. Two officers of BlueStar, one of whom also is a director, have agreements with BlueStar that provide for compensation in the event of a change in control of BlueStar. Pursuant to an employment agreement with Robert E. Dupuis, BlueStar's chief executive officer and the chairman of the board of directors, 50% of Mr. Dupuis' unvested options shall automatically vest upon a change in control. In the event Mr. Dupuis involuntarily loses his job within six months following a change in control, the balance of his unvested options will vest. BlueStar also is required to pay Mr. Dupuis a sum equal to twelve months' salary in the event Mr. Dupuis is terminated without cause at any time.

     Richard L. Burtner, BlueStar's Chief Financial Officer, is a party to a stock restriction and special payment agreement. Pursuant to this agreement, Mr. Burtner was required to place 65% of his shares in escrow. Upon a change in control, Mr. Burtner is entitled to receive from escrow 50% of his escrowed shares upon a change in control. In the event Mr. Burtner is terminated without cause (as defined in the agreements), he is entitled to receive from escrow a number of shares equal to 25% of the shares remaining in escrow and is also entitled to be paid a sum equal to six months' salary. BlueStar may repurchase any shares remaining in escrow, if any, at a price of $0.049 per share.

     INDEMNIFICATION AND DIRECTORS' AND OFFICERS' INSURANCE. The merger agreement provides that Covad Communications will cause the surviving corporation to indemnify each present and former director and officer of BlueStar or any of its subsidiaries, to the fullest extent permitted under BlueStar's certificate of incorporation, bylaws or applicable law, for liabilities for acts or omissions occurring at or prior to the date of the BlueStar merger. The indemnification obligations include the payment of any costs, judgments, settlements or attorneys' fees and providing advances of expenses. The merger agreement also provides that Covad Communications shall cause the surviving corporation to maintain BlueStar's current directors' and officers' liability insurance coverage on terms no less favorable than the policy currently in effect for six years after the date of the BlueStar merger, but the surviving corporation is not obligated to pay for any annual premium more than 200% of the amount paid for premiums by BlueStar as of the date of the merger agreement.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     INTERESTED DIRECTORS. Two of BlueStar's directors, Richard A. Shapero and Charles J. McMinn, have interests in Covad Communications. Mr. Shapero is a director of Covad Communications and holds options to acquire shares of Covad Communications common stock. Mr. McMinn is a founder and former chief executive officer of Covad Communications. Mr. McMinn owns a substantial number of shares of Covad Communications common stock. As a result of these relationships, Messrs. Shapero and McMinn abstained from deliberations and voting on the merger transactions at BlueStar's board of directors meetings.

     STOCK OPTION PLANS. Pursuant to the merger agreement, all outstanding stock options granted under BlueStar's 2000 Stock Incentive Plan or a predecessor plan, and each option granted under these plans, will, upon the closing of the merger, be assumed by Covad Communications, subject to the same terms and conditions immediately prior to the closing, except that the number of shares subject to the option and the exercise price will be adjusted to reflect the conversion ratio in effect at the closing.

     Upon a change of control of BlueStar, the vesting of the options of certain managerial employees is accelerated. For each of these employees, 50% of their respective unvested options held as of the date of the merger will become fully vested. Accordingly, the merger will result in the accelerated vesting of
          options, of which           options are held by executive officers of
BlueStar. As a condition to closing, certain BlueStar officers and employees have agreed to conditions and restrictions on the sale of shares of Covad Communications common stock issued in the merger and have agreed that, if within 12 months of the merger they depart Covad Communications voluntarily or are dismissed for cause, the portion of their options that received accelerated vesting will be forfeited. See "--Stock Restriction Agreements," below.

     Covad Communications has agreed that the employees of BlueStar who continue their employment with BlueStar after the merger will be entitled to participate in the employee benefit and equity programs maintained by BlueStar and Covad Communications after the merger on a basis, in the aggregate, no less favorable than for similarly situated employees at Covad Communications or its other subsidiaries, including for these purposes credit for length of service with BlueStar.

RESALE OF COVAD COMMUNICATIONS COMMON STOCK

     The shares of Covad Communications common stock to be issued to stockholders of BlueStar pursuant to the merger have been registered under the Securities Act, so these shares may generally be freely traded without restriction by people who will not be "affiliates" of Covad Communications after the merger and who were not "affiliates" of BlueStar on the date of the BlueStar special meeting for purposes of Rule 145 under the Securities Act. All directors and certain officers of BlueStar may be deemed to have been "affiliates" of BlueStar within the meaning of such rule. Those people may resell the Covad Communications common stock received by them in the merger only if the shares are registered for resale under the Securities Act or an exemption from such registration under the Securities Act is available. Those people may be permitted to effect resales under the volume limitation safe harbor provisions of Rule 145 under the Securities Act (or Rule 144 in the case of such persons who become "affiliates" of Covad Communications) or as otherwise permitted under the Securities Act. People who may be deemed to be affiliates of BlueStar or Covad Communications generally include individuals or entities that control, are controlled by, or are under common control with, BlueStar or Covad Communications, as applicable, and may include certain officers and directors of such party as well as principal stockholders of BlueStar or Covad Communications, as applicable. It is recommended that any such person obtain advice of securities counsel prior to effecting any resales.

     The merger agreement provides that prior to the closing of the merger, BlueStar will use all reasonable efforts to cause each of its affiliates to deliver a written agreement to Covad Communications prior to the closing of the merger, to the effect that such person will not offer or sell or otherwise dispose of any of the Covad Communications common stock received in the merger in violation of the Securities Act or the rules and regulations thereunder.

     This prospectus does not cover resales of Covad Communications common stock received by any person who may be deemed to be an affiliate of Covad Communications or BlueStar.

DISSENTERS' RIGHTS

     The following summary of the provisions of Section 262 of the Delaware General Corporation Law is not intended to be a complete statement of the provisions and is qualified in its entirety by reference to the full text of
Section 262 of the Delaware General Corporation Law, which is included as Appendix F to this prospectus.

     Under Delaware law, BlueStar stockholders are entitled to appraisal rights. If the transaction is consummated, each holder of BlueStar stock who

       (1) files written notice with BlueStar of an intention to exercise rights to appraisal of his, her or its shares prior to the BlueStar special meeting,

       (2) does not vote in favor of the merger and

       (3) follows the procedure set forth in Section 262 of the DGCL,

           will be entitled to be paid the fair value for his, her or its common or preferred stock, as the case may be. The fair value of shares of BlueStar stock will be determined without giving effect to any value arising out of the merger. The shares of BlueStar stock with respect to which holders have perfected their appraisal rights in accordance with Section 262 and have not effectively withdrawn or lost their appraisal rights are referred to as the "dissenting shares."

     Within 10 days after the effective date of the merger, BlueStar, as the surviving corporation in the merger, must mail a notice to all stockholders who have complied with (1) and (2) above notifying such stockholder of the effective date of the merger. Within 120 days after the effective date of the merger, holders of BlueStar stock may file a petition in the Delaware Court of Chancery for the appraisal of their shares, although they may, within 60 days of the effective date, withdraw their demand for appraisal. Within 120 days of the effective date of the merger, the holders of dissenting shares may also, upon written request, receive from BlueStar a statement setting forth the aggregate number of shares with respect to which demands for appraisal have been received.

     A demand for appraisal should be signed by or on behalf of the stockholder exactly as the stockholder's name appears on the stockholder's stock certificate(s). If the shares are owned of record in a fiduciary capacity, such as a trustee, guardian or custodian, the demand should be executed in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may exercise a demand for appraisal on behalf of a record holder; however, in the demand the agent must identify the record owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights for shares held for one or more beneficial owners and not exercise rights for the shares held for other beneficial owners. In this case, the written demand should state the number of shares for which appraisal rights are being demanded. When no number of shares is stated, the demand will be presumed to cover all shares held of record by the broker or nominee.

     If any BlueStar stockholder who demands appraisal of his, her or its shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, the right to appraisal, his, her or its shares will be converted into a right to receive a number of shares of Covad Communications common stock in accordance with the terms of the merger agreement. Dissenting shares lose their status as dissenting shares if:

     o    the merger is abandoned,

     o the dissenting stockholder fails to make a timely written demand for appraisal,

     o    the dissenting shares are voted in favor of the merger,

     o neither BlueStar nor the stockholder files a complaint or intervenes in a pending action within 120 days of the effective date of the merger, or

     o the stockholder delivers to BlueStar as the surviving corporation, within 60 days of the effective date of the merger, or thereafter with BlueStar's approval, a written withdrawal of the stockholder's demand for appraisal of the dissenting shares, although no appraisal proceeding in the Court of Chancery may be dismissed as to any stockholder without the approval of the court.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS, IN WHICH EVENT A BLUESTAR STOCKHOLDER WILL BE ENTITLED TO RECEIVE THE CONSIDERATION WITH RESPECT TO THE HOLDER'S DISSENTING SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262, BLUESTAR STOCKHOLDERS WHO ARE CONSIDERING OBJECTING TO THE MERGER SHOULD CONSULT THEIR OWN LEGAL ADVISORS.

PROCEDURES FOR EXCHANGING BLUESTAR STOCK CERTIFICATES

     THE EXCHANGE AGENT. Promptly after the effective time, Covad Communications is required to deposit with a bank or trust company certificates representing the shares of Covad Communications common stock to be exchanged for shares of BlueStar stock and any dividends or distributions to which holders of BlueStar stock may be entitled to receive under the merger agreement.

PROCEDURES FOR EXCHANGING STOCK CERTIFICATES. Promptly after the effective time, Covad Communications will cause the exchange agent to mail to the holders of record of BlueStar stock certificates,

          (1) a letter of transmittal and

          (2) instructions on how to surrender BlueStar stock certificates in exchange for certificates representing shares of common stock of Covad Communications and any dividends or other distributions that they may be entitled to receive under the merger agreement. HOLDERS OF BLUESTAR STOCK SHOULD NOT SURRENDER THEIR BLUESTAR STOCK CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

          Upon surrendering their BlueStar stock certificates to the exchange agent for cancellation, together with the letter of transmittal and any other documents required by the exchange agent, the holders of BlueStar stock certificates will be entitled to receive a certificate representing that number of shares of Covad Communications common stock which that holder has the right to receive (less escrow shares) and any dividends or other distributions to which the holder is entitled. Until surrendered to the exchange agent, from and after the effective time, outstanding BlueStar stock certificates will be deemed to evidence

          (1) only the right to receive the number of full shares of Covad Communications common stock into which the shares of BlueStar stock formerly represented thereby have been converted and

          (2) the right to receive any dividends or distributions payable under the merger agreement.

     DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. Until each BlueStar stockholder surrenders his or her BlueStar stock certificate in exchange for Covad Communications common stock, that stockholder will not receive any dividends or other distributions declared or made by Covad Communications after the effective time of the merger. However, once that stockholder surrenders his or her BlueStar stock certificate to the exchange agent, he or she will receive cash, without interest, as payment for any dividends or other distributions previously made by Covad Communications after the effective time of the merger.

STOCKHOLDER AGREEMENTS

     In connection with the merger agreement, Covad Communications and certain stockholders in BlueStar entered into stockholders agreements on June 15, 2000 as a condition to the signing of the merger agreement. Under the stockholders agreements, the BlueStar stockholders have agreed to retain ownership of their BlueStar stock prior to the merger and to vote all of their shares of BlueStar stock in favor of the adoption of the merger agreement. The stockholders have also agreed to give Covad Communications an irrevocable proxy over their stock in relation to proposals relating to the approval of the merger and the merger agreement and other matters that would facilitate their approval. They have also agreed, subject to any fiduciary duties as directors and officers of BlueStar, not to initiate, solicit or negotiate other acquisition proposals prior to the expiration of the stockholder agreement.

     The stockholder agreement expires on the earlier of the date of the happening of the merger or date of the termination of the merger agreement.

     Stockholders, including Robert E. Dupuis, Chairman and CEO of BlueStar, holding a majority of the voting stock and a majority of the preferred stock, have entered into such agreements. In total, stockholders representing 18,166,844 of 22,687,646 total outstanding shares of BlueStar preferred stock (approximately 80% of such stock), and shares of _____ total outstanding shares of BlueStar stock (approximately _____% of such stock) have signed stockholder agreements and each is an affiliate of BlueStar.

STOCK RESTRICTION AGREEMENTS

     BlueStar has agreed as a condition to closing that it will obtain stock restriction agreements from 85% of a selected group of BlueStar's managers, 80% of its employees holding vested stock options, and holders of 75% of the stock held by the remaining stockholders.

     The stock restriction agreements restrict the ability of the signatories to transfer the Covad Communications stock they receive in the merger, or any interest in it, for a period of twelve months (in the case of the managers) or six months (in the case of other signatories).

     The agreements also provide that, if an option holder has received an accelerated vesting of options due to a change of control brought about by the merger, as will be the case for some managers, then the accelerated options will be subject to forfeiture if the option holder leaves the employment of BlueStar or is dismissed for cause within 12 months.

ESCROW AGREEMENT

     Before the effective time of the merger, Covad Communications, Christopher Lord, as agent for the BlueStar stockholders, and an escrow agent will enter into an escrow agreement providing for 800,000 of the shares of Covad Communications common stock to be issued upon the closing of the merger to be delivered to the escrow agent upon the closing of the merger. This fund will be used to indemnify Covad Communications in the event that BlueStar is found to have breached the merger agreement. Covad Communications will be entitled to make claims against the escrow fund in the event of certain breaches or other circumstances. In most cases of breach by BlueStar, the escrow fund will be Covad Communications' exclusive source of indemnification. The escrow agreement is an integral part of the merger agreement.

     You will be asked to approve the appointment of Christopher Lord as the stockholders' agent at the special meeting.

     After the escrow period expires 12 months after the merger becomes effective, shares in escrow that are not required to meet pending claims will be released to the BlueStar Stockholders.

     If there are still claims pending against the escrow fund when the earn-out shares are calculated, and there are inadequate shares remaining in escrow to cover these claims, then sufficient earn-out shares to cover the pending claims will be deposited in escrow, to a maximum of 10% of the earn-out shares.

STOCKHOLDERS' AGENT

     Christopher Lord has been recommended by the BlueStar board of directors to serve as the stockholder agent under the escrow agreement and the merger agreement.

     As stockholders' agent, Mr. Lord would act on behalf of the BlueStar stockholders on matters under the merger agreement and the escrow agreement. These matters include the power to:

     o settle and/or arbitrate all claims against the escrow fund;

     o waive any conditions of the escrow agreement;

     o accept negotiate or arbitrate the earn-out share calculations;

     o receive notices or other communications;

     o    delivery any notices, certificates or other documents required; and

     o retain professional advisors in connection with the performance of his duties.

The stockholder representative will not have the power to vote on behalf of the BlueStar stockholders on matters that require a vote of the stockholders of Covad Communications, and the stockholder agents' powers will be limited to those necessary for the purposes of administering the escrow agreement.

     Covad Communications and the escrow agent will have the right to rely upon the acts taken or omitted to be taken by the stockholders' agent on behalf of the BlueStar stockholders. By voting in favor of the merger agreement, the merger and the appointment of Mr. Lord as stockholders' agent, each of the stockholders of BlueStar is agreeing that any act or omission by the stockholders' agent will be deemed an act or omission by such stockholders, and final, conclusive and binding on such stockholders.

                        COVAD COMMUNICATIONS GROUP, INC.
             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION


       The following selected consolidated financial data for the years ended December 31, 1997, 1998 and 1999 have been derived from our audited consolidated financial statements and the related notes, which are included elsewhere in this prospectus. The following selected financial data for the three months ended March 31, 1999 and 2000 have been derived from our unaudited consolidated financial statements and the related notes, which are also included elsewhere in this prospectus. You should read the following selected consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this prospectus.

     In March 2000, we acquired Laser Link.Net, Inc. in a transaction accounted for as a purchase. Accordingly, the selected consolidated statement of operations data for the three months ended March 31, 2000 include the results of operations of Laser Link from the date of acquisition through March 31, 2000 and the selected consolidated balance sheet data as of March 31, 2000 includes Laser Link's financial position as of that date. The selected consolidated financial data for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the entire fiscal year or future periods.


                                                   YEAR ENDED DECEMBER 31,           THREE MONTHS ENDED MARCH 31,
                                           ----------------------------------------  -----------------------------
                                              1997          1998          1999           1999           2000
                                           ------------  ------------  ------------  -------------  --------------
                                                   (DOLLARS IN THOUSANDS)                    (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
   DATA:
Revenues.................................  $       26   $     5,326   $     66,488    $     5,596   $      41,807
Operating expenses:
   Network and product costs.............          54         4,562         55,347          4,960          31,349
   Sales, marketing, general and
     administrative......................       2,374        31,043        140,372         18,113          89,171
   Amortization of deferred compensation.         295         3,997          4,768          1,653           1,186
   Depreciation and amortization.........          70         3,406         37,602          4,647          20,782
                                           -----------  ------------  -------------  -------------  --------------
     Total operating expenses............       2,793        43,008        238,089         29,373         142,488
                                           -----------  ------------  -------------  -------------  --------------
Loss from operations.....................      (2,767)      (37,682)      (171,601)       (23,777)       (100,681)
   Net interest expense..................         155       (10,439)       (23,796)        (5,127)         (7,543)
   Other income..........................          --            --             --             --             999
                                           -----------  ------------  -------------  -------------  --------------
Net loss.................................      (2,612)      (48,121)      (195,397)       (28,904)       (107,225)
Preferred dividends......................          --            --         (1,146)        (1,146)             --
                                           -----------  ------------  -------------  -------------  --------------
Net loss attributable to common
   stockholders..........................  $   (2,612)  $   (48,121)  $   (196,543)  $    (30,050)  $    (107,225)
                                           ===========  ============  =============  =============  ==============
Net loss per share--basic and diluted..... $     (.35)  $     (3.75)  $      (1.83)  $      (0.37)  $       (0.73)
                                           ===========  ============  =============  =============  ==============
   Weighted average shares used in
     computing net loss per share--basic
     and diluted.........................   7,360,978    12,844,203    107,647,812     80,432,965     146,967,581
                                           ===========  ============  =============  =============  ==============

OTHER FINANCIAL DATA:
EBITDA(1)................................  $   (2,402)  $   (30,154)  $   (129,486)       (17,477)        (74,987)
Capital expenditures.....................  $    2,253   $    59,503   $    208,186         42,802         110,652
Net cash provided by (used in) operating
   activities............................  $   (1,895)  $    (9,054)  $   (102,767)  $    (15,254)  $     (17,044)
Net cash provided by (used in) investing
   activities............................  $   (2,494)  $   (61,252)  $   (736,096)  $   (123,048)  $     (30,250)
Net cash provided by (used in) financing
   activities............................  $    8,767   $   130,378   $    990,451   $    415,655   $     420,401


                                                                       AS OF DECEMBER 31,          AS OF MARCH 31,
                                                              ----------------------------------- ---------------
                                                                1997        1998        1999           2000
                                                              ----------  ---------- ------------ ---------------
                                                                                                    (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents and short-term investments......    $   4,378   $  64,450  $   767,357  $    1,062,789
Net property and equipment................................        3,014      59,145      237,542         329,159
Total assets..............................................        8,074     139,419    1,147,606       1,947,453
Long-term obligations, including current portion..........          783     142,879      375,049         805,864
Total stockholders' equity (net capital deficiency).......        6,498     (24,706)     690,291         984,825


                                                                AS OF DECEMBER 31,             AS OF MARCH 31,
                                                        -----------------------------------  ---------------------
                                                          1997        1998         1999              2000
                                                        ---------  -----------  -----------  ---------------------
OTHER OPERATING DATA:
Homes and businesses passed..........................    278,000    6,023,217   29,000,000             35,000,000
Lines installed......................................         26        3,922       57,000                 93,000

--------------

(1) EBITDA consists of net loss excluding net interest, taxes, depreciation and amortization, non-cash stock-based compensation expense and other non-operating income or expenses. We have provided EBITDA because it is a measure of financial performance commonly used in the telecommunications industry as well as to enhance an understanding of its operating results. EBITDA should not be construed as either:

     o an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of our operating performance, or

     o an alternative to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity.

     EBITDA as calculated by us may be calculated differently than EBITDA for other companies. See the consolidated financial statements and the related notes thereto contained elsewhere in this prospectus.

          COVAD COMMUNICATIONS MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     THE FOLLOWING DISCUSSION OF COVAD COMMUNICATIONS' FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THE ACCURACY OF WHICH INVOLVES RISKS AND UNCERTAINTIES. COVAD COMMUNICATIONS' ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS FOR MANY REASONS INCLUDING, BUT NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. COVAD COMMUNICATIONS DISCLAIMS ANY OBLIGATION TO UPDATE INFORMATION CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS."

OVERVIEW

     Covad Communications is a leading provider of broadband communications services to Internet service provider, enterprise and telecommunications carrier, and other customers. Since March 1998, Covad Communications has raised $1,580.4 million of gross proceeds from debt and equity financings to fund the deployment and expansion of its network. By June 30, 2000, Covad Communications had deployed its services in 92 metropolitan statistical areas. Covad Communications plans to build its network and offer its services in a total of 165 metropolitan statistical areas nationwide. As of June 30, 2000, its network passed 42 million homes and businesses, and Covad Communications had installed 138,000 end-user lines.

     In connection with its expansion within existing metropolitan statistical areas and into new metropolitan statistical areas, Covad Communications expects to significantly increase its capital expenditures, as well as its sales and marketing expenditures, to deploy its network and support additional end-users in those regions. Accordingly, Covad Communications expects to incur substantial and increasing net losses for at least the next several years.

     Covad Communications derives revenue from:

     o monthly recurring service charges for connections from the end-user to its facilities and for backhaul services from its facilities to the Internet service provider or enterprise customer;

     o    service order set-up and other non-recurring charges; and

     o the sale of customer premise equipment that Covad Communications provides to its customers due to the general unavailability of customer premise equipment through retail channels.

     Covad Communications expects prices for the major components of both recurring and non-recurring revenues to decrease each year in part due to the effects of competitive pricing and future volume discounts. Covad Communications believes its revenues from the sale of customer premise equipment will decline over time, as customer premise equipment becomes more generally available. Covad Communications expects that the prices Covad Communications charges to customers for customer premise equipment will decrease each year.

     The following costs comprise its network and service costs:

     o MONTHLY NON-RECURRING AND RECURRING CIRCUIT FEES. Covad Communications pays traditional telephone companies and other competitive telecommunications companies non-recurring and recurring fees for services including installation, activation, monthly line costs, maintenance and repair circuits between and among its digital subscriber line access multiplexers and its regional data centers, customer backhaul, and end-user lines. As its end-user base grows, Covad Communications expects that the largest element of network and product cost will be the traditional telephone companies' charges for its leased telephone wires.

     o OTHER COSTS. Other costs that Covad Communications incurs include those for materials in installation and the servicing of customers and end-users, and the cost of customer premise equipment.

     The development and expansion of Covad Communications' business will require significant expenditures. The principal capital expenditures incurred during the buildup phase of any metropolitan statistical area involve the procurement, design and construction of its central office cages, end-user DSL line cards, and expenditures for other elements of its network design. Currently, the average capital cost to deploy its facilities in a central office, excluding end-user line cards, is approximately $85,000 per central office facility. This cost may vary in the future due to the quantity and type of equipment Covad Communications initially deploys in a central office facility as well as regulatory limitations imposed on the traditional phone companies relative to pricing of central office space, including cageless physical collocation. Following the build-out of its central office space, the major portion of its capital expenditures is the purchase of DSL line cards to support incremental end-users. Covad Communications expects that the average cost of such line cards will decline over the next several years. Network expenditures will continue to increase with the number of end-users. However, once an operating region is fully built out, a substantial majority of the regional capital expenditures will be tied to incremental customer and end-user growth. In addition to developing its network, Covad Communications will use its capital for marketing its services, acquiring Internet service provider, enterprise and telecommunication carrier customers, and funding its customer care and field service operations.

     In connection with rolling out service on a national basis, Covad Communications has commenced a branding campaign to differentiate its service offerings in the marketplace. As a result, Covad Communications expects its selling, general and administrative expenses to increase significantly in future periods as Covad Communications implements increased marketing efforts as part of the campaign.

RECENT DEVELOPMENTS

     On March 20, 2000, Covad Communications completed the acquisition of Laser Link.Net, Inc., a leading provider of branded internet access, based in Media, Pennsylvania, in a transaction accounted for as a purchase. Under the acquisition agreement, Covad Communications issued 6.45 million split-adjusted shares of its common stock and stock options for all Laser Link.Net outstanding common shares and stock options plus assumption of all outstanding debt. Covad Communications anticipates that this acquisition will allow it to provide a turnkey broadband access solution to companies and affinity groups who want to offer broadband Internet services to their customers, members or affiliates. Laser Link.Net currently provides a similar service using dial-up access. The total consideration related to the acquisition is approximately $411.1 million.

     On May 16, 2000, Covad Communications announced that the American Arbitration Association issued its Intended Award of Damages to it in its arbitration hearings against Pacific Bell for violations of the Telecommunications Act of 1996. The arbitrators awarded Covad Communications $27.2 million plus attorneys' fees and costs which is in addition to the panel's January 1999 interim decision to award Covad Communications $257,166 in damages and $474,995 in attorneys' fees and costs. In November 1998, the arbitrators determined that Pacific Bell had violated the 1996 Telecommunications Act as well as its contract with Covad Communications by failing to timely deliver collocation space and operable loops.

     On June 16, 2000, Covad Communications announced the signing of an agreement to acquire BlueStar, a provider of broadband and Internet services for small- and medium-sized businesses throughout the Southeastern United States. Under the acquisition agreement, Covad Communications will issue up to eight million shares of its common stock for all of BlueStar's outstanding shares, plus assumption of $55 million in debt and operating leases. Up to five million additional shares of Covad Communications common stock may be issued to the BlueStar stockholders if certain performance targets are met by BlueStar over the 2001 fiscal year. Covad Communications anticipates that this acquisition will accelerate the national expansion of its network. Covad Communications anticipates the acquisition of BlueStar will provide the following benefits:

     o Speed to market in implementing its direct sales strategy in Tier 3 markets;

     o    A large, experienced direct sales force;

     o    BlueStar's customer base; and

     o Increased ability to provide enhanced broadband solutions to small businesses.

     In addition, Covad Communications' acquisition of BlueStar will provide it with 135 new central offices that were built out by BlueStar and had not been built out by Covad Communications. Covad Communications believes that it acquired


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

these new central offices at a cost savings in comparison with what it would have cost Covad Communications to build, operate and support those central offices and the underlying businesses associated with the markets they serve.

     In connection with its announcement of the BlueStar acquisition, Covad Communications reduced the number of end-user lines that it expected to be in service on June 30, 2000. At the same time, Covad Communications reduced expectations for 2000, primarily because of the channel conflict with its customers that may result from its acquisition of BlueStar, which sells directly to end-users.

     On June 27, 2000, Covad Communications announced the appointment of John McDevitt as its Executive Vice President of Sales and Marketing. Mr. McDevitt assumed this role July 5, 2000 and replaced Robert Grant, who was serving in this position on an interim basis.

     On July 26, 2000, Covad Communications announced their preliminary operating results for the three months ended June 30, 2000. Revenues for the quarter ended June 30, 2000, were $58.2 million, representing a 39% increase over the revenues of $41.8 million for the quarter ended March 31, 2000. The net loss for the second quarter of 2000 increased to $131.5 million, from a loss of $107.2 million in the first quarter of 2000. EBITDA for the second quarter was negative $87.9 million versus negative $75.0 million for the quarter ended March 31, 2000.

     On August 2, 2000, we announced the appointment of Mark Perry as our Chief Financial Officer and Executive Vice President, Finance. Mr. Perry replaced our existing Chief Financial Officer, Tim Laehy, who is retiring.

     Covad Communications is currently aware of a Staff Accounting Bulletin entitled SAB 101 "Revenue Recognition in Financial Statements," which was issued in December 1999 by the SEC. SAB 101 provides that, in certain circumstances, revenues which are received in the first month of a contract might have to be recognized over an extended period of time, instead of in the first month of the contract. Due to the complex nature of the widespread implementation of SAB 101, the SEC has deferred the implementation date of SAB 101 until the quarter ended December 31, 2000, with retroactive application to the beginning of Covad Communications fiscal year. The SEC intends to issue further definitive guidance on the implementation of SAB 101. When and if that guidance is received, Covad Communications will fully evaluate this guidance and respond and reply accordingly. If SAB 101 were implemented and its implementation is contrary to Covad Communications' current practices, it may have an adverse effect on financial statements.

RESULTS OF OPERATIONS

     Results of operations are as follows:

     THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999

     REVENUES

     Covad Communications recorded revenues of $41.8 million for the three months ended March 31, 2000, compared to $5.6 million for the three months ended March 31, 1999. This increase is attributable to growth in the number of customers and end-users resulting from its increased sales and marketing efforts and the expansion of its national network.

     NETWORK AND PRODUCT COSTS

     Covad Communications recorded network and product costs of $31.3 million for the three months ended March 31, 2000, and $5.0 million for the three months ended March 31, 1999. This increase is attributable to the expansion of its networks and increased orders resulting from its sales and marketing efforts.

     SALES, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES

     Sales, marketing, general and administrative expenses consist primarily of salaries, expenses for the development of business, the development of corporate identification, promotional and advertising materials, expenses for the establishment of its management team and sales commissions. Sales, marketing, general and administrative expenses were $89.2 million for the three months ended March 31, 2000, and $18.1 million for the three months ended March 31, 1999. This increase is

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

attributable to growth in headcount in all areas of Covad Communications' continued expansion of its sales and marketing efforts, deployment of its networks and building of its operating infrastructure. Sales, marketing, general and administrative expenses are expected to increase significantly as Covad Communications continues to expand its business.

     DEFERRED COMPENSATION

     Through March 31, 2000, Covad Communications recorded a total of approximately $17.7 million of deferred compensation, with an unamortized balance of approximately $7.4 million on its March 31, 2000 consolidated balance sheet. Deferred compensation is a result of Covad Communications granting stock options to its employees, certain of its directors and certain contractors with exercise prices per share below the fair values per share for accounting purposes of its common stock at the dates of grant. Covad Communications is amortizing the deferred compensation over the vesting period of the applicable option using a graded vesting method. Amortization of deferred compensation was $1.2 million for the three months ended March 31, 2000 and $1.7 million for the three months ended March 31, 1999.

     DEPRECIATION AND AMORTIZATION

     Depreciation and amortization includes:

     o    depreciation of network costs and related equipment;

     o    depreciation of information systems, furniture and fixtures;

     o amortization of improvements to central offices, regional data centers and network operations center facilities and corporate facilities;

     o    amortization of capitalized software costs; and

     o    amortization of intangible assets.

     In January 1999, Covad Communications recorded intangible assets of $28.7 million from the issuance of preferred stock to AT&T Ventures, NEXTLINK and Qwest. Amortization of these assets was $2.1 and $1.9 million during the three months ended March 31, 2000 and 1999, respectively, and is included in depreciation and amortization on the accompanying consolidated statement of operations. Annual amortization of these assets will be approximately $8.4 million in each of the years in the three-year period ending December 31, 2001, decreasing to approximately $1.2 million per year for each subsequent year through the year ending December 31, 2004. Depreciation and amortization was approximately $20.8 million for the three months ended March 31, 2000, and $4.6 million for the three months ended March 31, 1999. This increase was due to the increase in equipment and facilities placed in service throughout the period as well as amortization of intangible assets. Covad Communications expects depreciation and amortization to increase significantly as Covad Communications increases its capital expenditures to expand its networks.

     NET INTEREST INCOME AND EXPENSE

     Net interest income and expense consists primarily of interest income on cash balance and interest expense associated with debt. Net interest expense for the three months ended March 31, 2000 was $7.5 million. Net interest expense during this period consisted primarily of interest expense on the 1998 notes and the 1999 notes and capital lease obligations partially offset by interest income earned primarily from the investment of the proceeds raised from the issuance of the 1998 notes and the 1999 notes as well as Covad Communications' initial public offering and its issuance of preferred stock to AT&T Ventures, NEXTLINK and Qwest. Net interest expense for the three months ended March 31, 1999 was $5.1 million. Net interest expense during these periods consisted primarily of interest expense on the 1998 notes and capital lease obligations, partially offset by interest income earned primarily from the investment of the proceeds raised from the issuance of the 1998 notes. Covad Communications expects interest expense to increase significantly over time, primarily because the 1998 notes accrete to $260 million by March 15, 2003.

     INCOME TAXES

     Covad Communications made no provision for taxes because it operated at a loss for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 2000.

     THREE YEARS ENDED DECEMBER 31, 1999

     REVENUES

     Covad Communications recorded revenues of $66.5 million for the year ended December 31, 1999, $5.3 million for the year ended December 31, 1998, and $26,000 for the year ended December 31, 1997. The increase in revenues in all periods is attributable to growth in the number of customers and end-users resulting from its increased sales and marketing efforts and the expansion of its national network. Covad Communications expects revenues to increase in future periods as it expands its network within its existing regions, deploys networks in new regions and increases its sales and marketing efforts in all of its regions.

     NETWORK AND PRODUCT COSTS

     Covad Communications recorded network and product costs of $55.3 million for the year ended December 31, 1999, $4.6 million for the year ended December 31, 1998, and $54,000 for the year ended December 31, 1997. The increase in network costs in all periods is attributable to the expansion of its network and increased orders resulting from sales and marketing efforts. Covad Communications expects network and product costs to increase significantly in future periods due to increased sales activity and expected revenue growth.

     SALES, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES

     Sales, marketing, general and administrative expenses were $140.4 million for the year ended December 31, 1999, $31.0 million for the year ended December 31, 1998, and $2.4 million for the year ended December 31, 1997. Sales, marketing, general and administrative expenses consist primarily of salaries, expenses for the development of business, the development of corporate identification, promotional and advertising materials, expenses for the establishment of its management team, and sales commissions. The increase in sales, marketing, general and administrative expense for all years is attributable to growth in headcount in all areas of Covad Communications' continued expansion of its sales and marketing efforts, deployment of its network, expansion of its facilities and building of its operating infrastructure. In addition, in 1999, sales, marketing, general and administrative increased over 1998 due to its advertising campaign initiated in 1999. Sales, marketing, general and administrative expenses are expected to increase significantly as Covad Communications continues to expand its business.

     DEFERRED COMPENSATION

     Through December 31, 1999, Covad Communications recorded a total of approximately $15.6 million of deferred compensation, with an unamortized balance of approximately $6.5 million remaining on its December 31, 1999 consolidated balance sheet. Deferred compensation is a result of Covad Communications' granting stock options to its employees, certain of its directors, and certain contractors with exercise prices per share below the fair values per share for accounting purposes of its common stock at the dates of grant. Covad Communications is amortizing the deferred compensation over the vesting period of the applicable option using a graded vesting method. Amortization of deferred compensation was $4.8 million for the year ended December 31, 1999, $4.0 million for the year ended December 31, 1998, and $295,000 for the year ended December 31, 1997.

     DEPRECIATION AND AMORTIZATION

     Depreciation and amortization includes:

     o    depreciation of network costs and related equipment;

     o    depreciation of information systems, furniture and fixtures;

     o amortization of improvements to central offices, regional data centers and network operations center facilities and corporate facilities;

     o    amortization of capitalized software costs; and

     o    amortization of intangible assets.

     In January 1999, Covad Communications recorded intangible assets of $28.7 million from the issuance of preferred stock to AT&T Ventures, NEXTLINK and Qwest. Amortization of these assets was $8.2 million during the year ended December 31, 1999, and is included in depreciation and amortization on the accompanying consolidated statement of operations. Annual amortization of these assets will be approximately $8.4 million in each of the years in the two-year period ending December 31, 2001, decreasing to approximately $1.2 million per year for each subsequent year through the year ending December 31, 2004.

     Depreciation and amortization was approximately $37.6 million for the year ended December 31, 1999, $3.4 million for the year ended December 31, 1998, and $70,000 for the year ended December 31, 1997. The increase for both years was due to the addition of equipment and facilities placed in service throughout the year as well as amortization of intangible assets recorded in 1999. Covad Communications expects depreciation and amortization to increase significantly as it increases its capital expenditures to expand its network.

     NET INTEREST INCOME AND EXPENSE

     Net interest expense for the years ended December 31, 1999, 1998 and 1997 was $23.8 million, $10.4 million and ($155,000), respectively. Net interest expense during these periods consisted primarily of interest expense on its 13 1/2% senior discount notes due 2008 issued in March 1998 and its 12 1/2% senior notes due 2009 issued in February 1999 and capital lease obligations. Net interest expense was partially offset by interest income earned primarily from the investment of the proceeds raised from the issuance of the 1998 notes and the 1999 notes as well as its initial public offering and its issuance of preferred stock to AT&T Ventures, NEXTLINK and Qwest. Covad Communications expects interest expense to increase significantly over time, primarily because the 1998 notes and 1999 notes mature in 2008 and 2009, respectively, and because Covad Communications issued $425.0 million of new long-term debt in January 2000.

     INCOME TAXES

     Covad Communications made no provision for taxes because it operated at a loss for the years ended December 31, 1999, 1998 and 1997.

QUARTERLY FINANCIAL INFORMATION

     The following table presents certain unaudited consolidated statements of operations data for Covad Communications' most recent eight quarters. This information has been derived from its unaudited consolidated financial statements. In its opinion, this unaudited information has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                  JUNE 30,    SEPT. 30,   DEC. 31,   MAR. 31,    JUNE 30,    SEPT. 30,  DEC. 31,  MAR. 31,
                                   1998        1998        1998       1999        1999        1999       1999      2000
                                  --------    ---------   --------   ---------   ---------   --------   --------  ---------
                                                                     (DOLLARS IN THOUSANDS)

Revenues......................... $    809    $   1,565   $  2,766   $   5,596   $  10,833   $ 19,141   $ 30,918  $   41,807

Operating expenses:

Network and products costs.......      758        1,355      2,246       4,960      10,565     16,694     23,128      31,349

Sales, marketing, general and
  administrative.................    4,606       10,681     13,812      18,113      24,976     37,697     59,586      89,171

Amortization of deferred
  compensation...................      631        1,837      1,302       1,653       1,234      1,008        873       1,186

Depreciation and amortization....      446          738      2,058       4,647       8,671     10,593     13,691      20,782
                                  --------    ---------   --------   ---------   ---------   --------   --------  ----------

Total operating expenses.........    6,441       14,611     19,418      29,373      45,446     65,992     97,278     142,488
                                   -------    ---------   --------   ---------   ---------   --------   --------  ----------

Loss from operations.............   (5,632)     (13,046)   (16,652)    (23,777)    (34,613)   (46,851)   (66,360)   (100,681)

Net interest income
  (expense)......................   (3,291)      (3,511)    (3,208)     (5,127)     (7,239)    (7,254)    (4,176)     (7,543)

  Other income...................       --           --         --          --          --         --         --         999
                                  --------    ---------   --------   ---------   ---------   --------   --------  ----------

Net loss......................... $ (8,923)   $ (16,557)  $(19,860)  $ (28,904)  $ (41,852)  $(54,105)  $(70,536) $ (107,225)
                                  ========    =========   ========   =========   =========   ========   ========  ==========

Net loss per share............... $  (1.11)   $   (1.84)  $  (1.83)      (0.56)  $   (0.61)  $  (0.70)  $  (0.80)      (0.73)
                                  ========    =========   ========   =========   =========   ========   ========  ==========

     Covad Communications has generated increasing revenues in each of the last eight quarters, reflecting increases in the number of customers and end-users. Its network and product costs have increased in every quarter, reflecting costs associated with customer and end-user growth and the deployment of its network in existing and new regions. Its selling, marketing, general and administrative expenses have increased in every quarter and reflect sales and marketing costs associated with the acquisition of customers and end-users, including sales commissions, and the development of regional and corporate infrastructure. Depreciation and amortization has increased in each quarter, primarily reflecting the purchase of equipment associated with the deployment of its networks. Covad Communications has experienced increasing net losses on a quarterly basis as it increased operating expenses and increased depreciation as a result of increased capital expenditures, and it expects to sustain increasing quarterly losses for at least the next several years. See "Risk Factors--Risks Related to Covad Communications." Its annual and quarterly operating results may fluctuate significantly in the future as a result of numerous factors. Factors that may affect its operating results include:

     o the willingness, timing and ability of traditional telephone companies to provide Covad Communications with central office space;

     o the rate at which traditional telephone companies can provide Covad Communications telephone wires over which it sells its service;

     o    the rate at which customers subscribe to its services;

     o decreases in the prices for its services due to competition, volume-based pricing and other factors;

     o its ability to retain Internet service provider, enterprise and telecommunications carrier customers and limit end-user churn rates;

     o the success of its relationships with strategic partners and other potential third parties in generating significant subscriber demand;

     o the ability to order or deploy its services on a timely basis to adequately satisfy end-user demand;

     o delays in the commencement of operations in new regions and the generation of revenue because certain network elements have lead times that are controlled by traditional telephone companies and other third parties;

     o the mix of line orders between consumer end-users and business end-users (which typically have higher margins);

     o the amount and timing of capital expenditures and other costs relating to the expansion of its network;

     o the ability to develop and commercialize new services by it or its competitors;

     o the impact of regulatory developments, including interpretations of the 1996 Telecommunications Act; and

     o    its ability to successfully operate its network.

     Many of these factors are outside of its control. In addition, Covad Communications plans to increase operating expenses to fund operations, sales, marketing, general and administrative activities and infrastructure, including increased expenses associated with its relationships with strategic partners. If these expenses are not accompanied by an increase in revenues, Covad Communications could experience a material adverse effect on its business, prospects, operating results and financial condition and its ability to service and repay its indebtedness.

LIQUIDITY AND CAPITAL RESOURCES

     Covad Communications' operations have required substantial capital investment for the procurement, design and construction of its central office cages, the purchase of telecommunications equipment and the design and development of its networks. Capital expenditures were approximately $110.7 million for the three months ended March 31, 2000. Covad Communications expects that its capital expenditures will be higher in future periods in connection with the purchase of infrastructure equipment necessary for the development and expansion of its networks and the development of new regions.

     From its inception through March 31, 2000, Covad Communications financed its operations primarily through private placements of $10.6 million of equity securities, $129.3 million in net proceeds raised from the issuance of the 1998 notes, $150.2 million in net proceeds raised from its initial public offering, $60.0 million in net proceeds raised from strategic investors, $205.0 million in net proceeds raised from the issuance of the 1999 notes, $568.8 million in net proceeds raised from its public offering on November 3, 1999, and $413.3 million in net proceeds from the issuance of the 2000 notes. As of March 31, 2000, Covad Communications had an accumulated deficit of $353.4 million, and cash, cash equivalents and short-term investments of $1,062.8 million.

     Net cash used in its operating activities was $17.0 million for the three months ended March 31, 2000. The net cash used for operating activities during this period was primarily due to net losses and increases in current assets, offset by non-cash expenses and increases in accounts payable and accrued liabilities. Net cash used in its investing activities was $30.3 million for the three months ended March 31, 2000. The net cash used for investing activities during this period was primarily due to purchases of property and equipment, the acquisition of Laser Link.net, and a $23 million equity investment made with a strategic partner.

     Net cash provided by financing activities for the three months ended March 31, 2000 was $420.4 million, which primarily related to the net proceeds of $413.3 million from the issuance of the 2000 notes with an aggregate principal amount of $425.0 million.

     Covad Communications believes that its current cash, cash equivalents and short-term investments, including the proceeds received from its recently completed issuance of the 2000 senior notes, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures into the second quarter of 2001.

     Covad Communications expects to experience substantial negative cash flow from operating activities and negative cash flow from financing activities for at least the next several years due to continued development, commercial deployment and expansion of its networks. Covad Communications may also make investments in and acquisitions of businesses that are complementary to or support the growth of its business. Its future cash requirements for developing, deploying and enhancing its networks and operating its business, as well as its revenues, will depend on a number of factors including:

     o the number of regions entered, the timing of entry and services offered;

     o    network development schedules and associated costs;

     o the rate at which customers and end-users purchase its services and the pricing of such services;

     o the level of marketing required to acquire and retain customers and to attain a competitive position in the marketplace;

     o the rate at which Covad Communications invests in engineering and development and intellectual property with respect to existing and future technology;

     o    existing and future technology; and

     o    unanticipated opportunities.

     Covad Communications will be required to raise additional capital, the timing and amount of which it cannot predict. Covad Communications expects to raise additional capital through debt or equity financings, depending on market conditions, to finance the continued development, commercial deployment and expansion of its networks and for funding operating losses or to take advantage of unanticipated opportunities. If Covad Communications is unable to obtain required additional capital or is required to obtain it on terms less satisfactory than it desires, Covad Communications may be required to delay the expansion of its business or take or forego actions, any or all of which could harm its business.

     In addition, Covad Communications may wish to selectively pursue possible acquisitions of or investments in businesses, technologies or products complementary to it in the future in order to expand its geographic presence and achieve operating efficiencies. Covad Communications may not have sufficient liquidity, or it may be unable to obtain additional debt or equity financing on favorable terms or at all, in order to finance such an acquisition or investment.

FORWARD-LOOKING STATEMENTS

     The statements contained in this prospectus that are not historical facts are "forward-looking statements" (as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act), which can be identified by the use of forward-looking terminology such as "estimates," "projects," "anticipates," "expects," "intends," "believes," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Examples of such forward-looking statements include but are not limited to:

     o its plans to expand its existing networks or to commence service in new metropolitan statistical areas;

     o estimates regarding the timing of launching its service in new metropolitan statistical areas;

     o expectations regarding the time frames, rates, terms and conditions for implementing "line sharing";

     o expectations regarding the extent to which enterprise customers roll out its service;

     o expectations regarding its relationships with its strategic partners and other potential third parties;

     o    expectations as to pricing for its services in the future;

     o expectations as to the impact of its TeleSurfer_ service offerings on its margins;

     o the possibility that Covad Communications may obtain significantly increased sales volumes;

     o the impact of its national advertising campaign on brand recognition and operating results;

     o plans to make strategic investments and acquisitions and the affect of such investments and acquisitions;

     o    estimates of future operating results;

     o    plans to develop and commercialize value-added services;

     o    its anticipated capital expenditures;

     o plans to enter into business arrangements with broadband-related service providers;

     o    expectations regarding the commencement of its voice service;

     o    the effect of regulatory reform and regulatory litigation; and

     o other statements contained in this prospectus regarding matters that are not historical facts.

     These statements are only estimates or predictions and cannot be relied upon. Covad Communications can give you no assurance that future results will be achieved. Actual events or results may differ materially as a result of risks facing Covad Communications or actual results differing from the assumptions underlying such statements. Such risks and assumptions that could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements include its ability to:

     o    successfully market its services to current and new customers;

     o generate customer demand for its services in the particular regions where Covad Communications plans to market services;

     o    achieve favorable pricing for its services;

     o    respond to increasing competition;

     o    manage growth of its operations; and

     o access regions and negotiate suitable interconnection agreements with the traditional telephone companies, all in a timely manner, at reasonable costs and on satisfactory terms and conditions consistent with regulatory, legislative and judicial developments.

     All written and oral forward-looking statements made in connection with this prospectus which are attributable to Covad Communications or persons acting on its behalf are expressly qualified in their entirety by the "Risk Factors" and other cautionary statements included in this prospectus. Covad Communications disclaims any obligation to update information contained in any forward-looking statement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Covad Communications' exposure to financial market risk, including changes in interest rates and marketable equity security prices, relates primarily to its investment portfolio and outstanding debt obligations. Covad Communications typically does not attempt to reduce or eliminate its market exposure on its investment securities because a substantial majority of its investments are in fixed-rate, short-term securities. Covad Communications does not have any derivative instruments. The fair value of its investments portfolio or related income would not be significantly affected by either a 100 basis point increase or decrease in interest rates due mainly to the fixed-rate, short-term nature of the substantial majority of its investment portfolio. In addition, substantially all of its outstanding indebtedness at March 31, 2000, including its 1998 notes, its 1999 notes and its 2000 notes, is fixed-rate debt.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                     OF BLUESTAR COMMUNICATIONS GROUP, INC.



                                                            YEAR ENDED                         THREE MONTHS ENDED
                                                            DECEMBER 31,                            MARCH 31,
                                                            ------------                       -----------------
                                                         1998          1999                   1999            2000
STATEMENTS OF OPERATIONS DATA:                           ----          ----                   ----            ----
Revenue                                                 12,101       771,108                34,534         1,131,593

Operating Expenses:
  Network and product costs                            199,973     8,082,759               246,683         8,265,728
  Selling and marketing                                 76,572     4,809,590                85,166         7,914,871
  General and administrative                           426,250     6,949,442               241,990         5,304,594
  Amortization of deferred compensation                   -          425,840                  -              548,846
  Depreciation & amortization                           28,402       263,972                 6,858           720,658
                                                       -------    ----------               -------        ----------
Total Operating Expenses                               730,197    20,531,603               579,697        22,754,697
                                                       -------    ----------               -------        ----------

Loss from Operations                                  (718,096)  (19,760,494)             (545,163)      (21,623,104)

Net Interest Income (expense)                              467       541,714                  (187)          279,282
                                                       -------    ----------               -------        ----------

Net Loss                                              (717,629)  (19,218,780)             (545,350)      (21,343,822)
                                                      =========  ============             =========       ===========
Net loss per share:
  Basic and diluted                                $     (0.07) $      (2.15)          $     (0.04)     $      (2.32)
  Weighted average shares                           10,154,010     8,959,153            12,145,593         9,203,742

Other Data:

EBITDA                                                (689,694)  (19,070,682)             (538,305)      (20,353,600)
Net cash used in operating activities                 (496,606)  (12,842,434)             (466,164)      (20,117,320)
Net cash used by investing activities                  (89,556)  (12,023,658)              (72,851)       (7,387,584)
Net cash provided by financing activities            1,087,773    37,266,188             6,381,737        34,131,831

Balance Sheet Data:
Cash and cash equivalents                              501,611    12,901,707                              19,528,634
Working capital, excluding cash and
  cash equivalents                                    (347,621)   (7,294,784)                             (7,823,735)
Total assets                                           671,246    26,506,367                              41,775,292
Redeemable convertible preferred stock                    -       37,016,697                              70,991,697
Total stockholders' deficit                            (29,048)  (18,882,097)                            (39,298,052)

                BLUESTAR MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION


     YOU SHOULD READ THE FOLLOWING DISCUSSION TOGETHER WITH BLUESTAR'S CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES WHICH APPEAR ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES. BLUESTAR'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

     BlueStar provides broadband communications and Internet access services to small- and medium-sized businesses in Tier 2 and Tier 3 markets. It initiated its service in September 1998 and rapidly began to deploy its network in the fourth quarter of 1999. As of March 31, 2000, BlueStar provided services in 33 markets, representing 137 cities.

     When BlueStar enters a new market, it establishes a local market presence, incurring significant selling and marketing and general and administrative expenses. As part of entering a new market, BlueStar leases equipment from Lucent and contracts with it or another third party to install the equipment into targeted central offices. These operating leases and central office installation expenses are expensed as network and product costs. Once BlueStar has deployed its network in a market, additional expenditures primarily include leasing costs associated with DSL line cards and customer premise equipment.

     BlueStar derives a majority of its revenues from Internet access and broadband communications services, including real private networking (RPN) services. BlueStar offers its services directly to customers at retail prices. BlueStar bills its customers monthly for recurring charges based on the data transfer speeds selected by the customer. BlueStar currently offers flat rate plans at prices that include its fully bundled Internet services and its high-speed access and connectivity services on contracts with terms generally ranging from one to three years. In addition to monthly service fees, BlueStar bills customers for nonrecurring service activation, equipment and installation charges. On occasion, BlueStar reduces or waives equipment or installation charges to encourage potential customers to enter into multi-year contracts. BlueStar expects that prices for its services will decline over time as a result of competition and changes in its product mix.

     BlueStar's expenses are recognized as incurred and consist of the following principal categories:

     o network and product costs, which consist primarily of equipment costs, access charges and technical salaries;

     o selling and marketing expenses, which consist primarily of advertising costs, compensation and related expenses;

     o general and administrative expenses, which consist primarily of corporate, management and administrative salaries and corporate office expenses; and

     o depreciation and amortization expenses, which include non-cash charges related to property and equipment and collocation fees.

     BlueStar incurred operating losses, net losses and negative earnings before interest, taxes, depreciation and amortization, including amortization of deferred compensation, or EBITDA. As of March 31, 2000 and December 31, 1999, BlueStar had total stockholders' deficit of $39.3 million and $18.9 million, respectively.

     BlueStar incurred stock compensation expense as a result of the granting of stock options to employees and others with exercise prices per share subsequently determined to be below the fair values per share of its common stock for financial reporting purposes at the dates of grant. The stock compensation is being charged immediately or is being amortized over the vesting period of the applicable options, which is generally 48 months.

     BlueStar's consolidated financial statements include the activity of BlueStar Communications, LLC and BlueStar Properties, Inc., a Tennessee corporation, as predecessor entities. Revenue, expense and cash flow information for the period from its inception on March 7, 1997 to December 31, 1997 were all less than $6,700, and, as a result, BlueStar has not included a full set of consolidated financial statements for 1997.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999

     REVENUES

     BlueStar recorded revenues of $1.1 million for the three months ended March 31, 2000, and $34,534 for the three months ended March 31, 1999. This increase is attributable to growth in the number of BlueStar customers resulting from its increased sales and marketing efforts and the expansion of BlueStar's network in the Southeast. As of March 31, 2000 and March 31, 1999, BlueStar had sold 4,390 and 35 high-speed access lines, respectively. BlueStar had installed 1,707 and 21 lines at March 31, 2000 and March 31, 1999, respectively. Average recurring revenues per installed line for the three months ended March 31, 2000 were approximately $254 per month.

     BlueStar earns revenues from recurring monthly service and non-recurring equipment sales and installation charges. During 1999 and the three months ended March 31, 2000, approximately 45% and 37% of total revenues was non-recurring, respectively. BlueStar recognizes expenses related to non-recurring revenues in the same period as it recognizes the revenue.

     NETWORK AND PRODUCT EXPENSES

     Network and product expenses were $8.3 million for the three months ended March 31, 2000, and $0.2 million for the three months ended March 31, 1999. This increase is attributable to the increased operational needs of BlueStar's network and increased orders resulting from sales and marketing efforts. Operating lease expenses for network equipment increased to $1.6 million for the three months ended March 31, 2000, from $149,802 for the three months ended March 31, 1999. The remainder of the increase is primarily attributable to network circuit backhaul, Internet access costs and salaries and wage expense.

     SELLING AND MARKETING EXPENSES

     BlueStar recorded selling and marketing expenses of $7.9 million for the three months ended March 31, 2000, and $0.1 million for the three months ended March 31, 1999. This increase is attributable to a $4.2 million increase in salaries, wage and sales commission expense, a $1.4 million increase in advertising expense, and a $0.5 million increase in employee benefit expense.

     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses increased to $5.3 million for the three months ended March 31, 2000, from $0.2 million for the three months ended March 31, 1999. This increase is primarily attributable to a $1.6 million increase in salaries, wages and consulting expense, a $0.6 million increase in recruiting and relocation expense, a $0.6 million increase in office rent and equipment expense, and a $0.6 million increase in phone expenses.

     AMORTIZATION OF DEFERRED COMPENSATION

     Amortization of deferred compensation was $0.5 million during the three months ended March 31, 2000. We did not incur any deferred compensation expense during the three months ended March 31, 1999.

     DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expenses were $0.7 million for the three months ended March 31, 2000, and $6,858 for the three months ended March 31, 1999. The increase was due to an increase in equipment and facilities placed in service throughout the period and the installation of BlueStar's internal hardware and software systems.

     INCOME TAXES

     For the three months ended March 31, 2000, and March 31, 1999, BlueStar recognized no tax benefits with regard to operating losses due to the uncertainty of future taxable income sufficient to utilize the losses during the periods.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     REVENUES

     BlueStar recorded revenues of $0.8 million for the year ended December 31, 1999, and $12,101 for the year ended December 31, 1998. This increase is attributable to growth in the number of BlueStar customers resulting from its increased sales and marketing efforts and the expansion of its networks in the Southeast. As of December 31, 1999 and December 31, 1998, BlueStar had sold 1,224 and five lines, respectively. BlueStar had installed 428 and five lines at December 31, 1999 and December 31, 1998, respectively. Average recurring revenues per installed line for 1999 were approximately $330 per month. During 1999, approximately 45% of total revenues was non-recurring.

     NETWORK AND PRODUCT EXPENSES

     Network and product expenses were $8.1 million for the year ended December 31, 1999, and $0.2 million for the year ended December 31, 1998. This increase is attributable to the increased operational needs of the network and increased orders resulting from sales and marketing efforts. Operating lease expenses for network equipment were $2.9 million for 1999, and $128,896 for 1998. The remainder of the increase is primarily attributable to network circuit backhaul and Internet access costs and salaries and wage expense.

     SELLING AND MARKETING EXPENSES

     BlueStar recorded selling and marketing expenses of $4.8 million for the year ended December 31, 1999, and $75,572 for the year ended December 31, 1998. This increase is attributable to a $2.3 million increase in salaries and wage expense, a $0.9 million increase in advertising expense, a $0.6 million increase in recruiting expense and a $0.5 million increase in sales commission expense.

     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses increased to $7.0 million for the year ended December 31, 1999, from $0.4 million for the year ended December 31, 1998. This increase is attributable to a $2.4 million increase in salaries, wages and consulting expense, a $1.1 million increase in recruiting and relocation expense and a $0.4 million increase in office rent.

     AMORTIZATION OF DEFERRED COMPENSATION

     Amortization of deferred compensation was $0.4 million during the year ended December 31, 1999. BlueStar did not incur any deferred compensation for the year ended December 31, 1998. Through December 31, 1999, BlueStar recorded $3.6 million of deferred compensation, with an unamortized balance of approximately $3.2 million as of December 31, 1999.

     DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expenses were $0.3 million for the year ended December 31, 1999, and $28,402 for the year ended December 31, 1998. The increase was due to an increase in equipment and facilities placed in service throughout the period and the installation of internal hardware and software systems.

     INCOME TAXES

     For the years ended December 31, 1999 and December 31, 1998, BlueStar recognized no tax benefits with regard to operating losses due to the uncertainty of future taxable income sufficient to utilize the losses during the periods.

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth our unaudited consolidated statements of operations data for the four fiscal quarters ended December 31, 1999 and the first fiscal quarter ended March 31, 2000. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflects all normal recurring adjustments that we consider necessary for a fair presentation of the information of the periods presented. Operating results for any three month period are not necessarily indicative of results for any future period.

                                                                     QUARTER ENDED
                                   ------------------------------------------------------------------------------------
                                       MAR. 31,        JUNE 30,         SEPT. 30,         DEC. 31,          MARCH 31,
                                        1999            1999              1999             1999              2000
                                   --------------  ---------------- ----------------  ---------------- ----------------
Revenues.......................... $      34,534   $       101,677  $       208,481   $       426,417        1,131,593
Operating expenses:
Network and product costs.........       245,683           704,976        1,840,033         5,292,067        8,265,728
Selling and marketing.............        85,166           238,415          905,480         3,580,529        7,914,871
General and administrative........       241,990           621,155        1,907,683         4,178,614        5,304,594
Amortization of deferred
  compensation....................            --             3,976           33,505           388,359          548,846
Depreciation and amortization.....         6,858            17,635           18,666           220,813          720,658
                                   --------------  ---------------- ----------------  ---------------- ----------------
  Total operating expenses........       579,697         1,586,157        4,705,367        13,660,382       22,754,697
                                   --------------  ---------------- ----------------  ---------------- ----------------
Loss from operations..............      (545,163)       (1,484,480)      (4,496,886)      (13,233,965)     (21,623,104)
Net interest (expense) income.....          (187)           40,197          185,439           316,265          279,282
                                   --------------  ---------------- ----------------  ---------------- ----------------
Net loss.......................... $    (545,350)  $    (1,444,283) $    (4,311,447)  $   (12,917,700) $   (21,343,822)
                                   ==============  ================ ================  ================ ================

       We have increased revenues in each of the last five quarters, reflecting increases in the number of our installed customer base. Our network and product costs have increased in every quarter, reflecting costs associated with customer growth and the deployment of our network in existing and new markets. The expenses related to network operating leases were $149,802, $378,020, $847,501 and $1.5 million for the first, second, third and fourth quarters of 1999, respectively. The expenses related to network operating leases were $1.6 million for the quarter ended March 31, 2000. Our selling and marketing expenses have increased in every quarter, reflecting sales and marketing costs associated with the acquisition of customers, including sales commissions. General and administrative expenses have increased in every quarter and reflect costs associated with the development of regional and corporate infrastructure. Depreciation and amortization has increased in each quarter, primarily reflecting the purchase of equipment associated with the deployment of our network. We have experienced increasing net losses on a quarterly basis as we have increased operating expenses and incurred network build-out costs. We expect to sustain increasing quarterly losses for the foreseeable future.

       Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter as a result of a variety of factors, many of which are outside our control, including:

       o amount and timing of expenditures relating to the rollout of our network and services'

       o   ability to obtain and the timing of necessary regulatory approvals;

       o rate at which we are able to attract customers within our target markets and our ability to retain those customers at sufficient aggregate revenue levels;

       o   ability to deploy our network on a timely basis;

       o   availability of financing to continue our expansion;

       o   technical difficulties or network downtime;

       o availability of collocation space in traditional telephone companies' central offices and timing of the installation of our equipment in those spaces; and

       o introduction of new services or technologies by our competitors and resulting pressures on the pricing of our services.

LIQUIDITY AND CAPITAL RESOURCES

     As of March 31, 2000, BlueStar had a stockholders' deficit of $39.3 million and cash and cash equivalents of approximately $19.5 million. For the three months ended March 31, 2000 and March 31, 1999, the net cash used in BlueStar's operating activities was approximately $20.1 million and $0.4 million, respectively. During 1999 and 1998, the net cash used in BlueStar's operating activities was approximately $12.8 million and $0.5 million, respectively. This cash was used for a variety of operating purposes, including personnel costs, consulting and legal expenses, network operations and other administrative expenses.

     The net cash used in investing activities for the three months ended March 31, 2000 and March 31, 1999 was approximately $7.4 million and $72,851 respectively. During 1999 and 1998, net cash used in investing activities was $12.0 million and $89,556, respectively. Net cash used in investing activities primarily resulted from collocation costs and the purchase of networking and other equipment.

     Net cash provided by financing activities for the three months ended March 31, 2000 and March 31, 1999 was approximately $34.1 million and $6.4 million, respectively. During 1999 and 1998, net cash provided by financing activities was approximately $37.3 million and $1.1 million, respectively. Net cash provided by financing activities primarily resulted from the sale of common and preferred stock and borrowings against the Lucent working capital line of credit.

     During the year ended December 31, 1998, BlueStar sold 1,725,000 shares of common stock to an initial round of investors at a price of $0.33 per share, resulting in net proceeds to it of $575,000.

     In March 1999, BlueStar issued 12,345,003 shares of redeemable, convertible, voting preferred stock designated as Series A preferred stock for $0.49 per share. In August 1999, BlueStar issued 8,177,040 shares of redeemable, convertible, voting preferred stock designated as Series B preferred stock for $3.80 per share. BlueStar received $37,149,060 in total net proceeds from the sale of Series A and Series B preferred stock.

     During 1999, BlueStar repurchased 2,020,971 shares of common stock from one of its founders at a cost of $99,030. In January 2000, BlueStar repurchased 1,784,935 shares of common stock from one of its founders for $0.049 per share at a cost of $87,462.

     In January and February 2000, BlueStar issued 2,165,603 shares of redeemable, convertible, voting preferred stock designated as Series C preferred stock for $15.70 per share. BlueStar received $33,975,000 in net proceeds from the sale of the Series C preferred stock.

     In 1998 and 1999, BlueStar borrowed a total of $1.0 million from Lucent under a credit agreement, which bears interest at 8.5% for the first $500,000 and 7.75% for the second $500,000, and which amounts mature in August 2001 and February 2002, respectively. The credit agreement provides for maximum borrowing of $1.0 million.

     In December 1999, BlueStar issued a short-term note in the amount of $541,526 to Oracle Corporation to finance software. The note bears interest at an annual rate of 15% with equal monthly principal and interest payments of $58,704 through October 2000.

     In May 1999, BlueStar entered into an equipment operating lease facility with Ascend, which later merged with Lucent, that provides up to $109.0 million of equipment and network services provided by Lucent and other third party vendors for equipment utilized in BlueStar's central office and multi-tenant building installations. Under the terms of the Lucent facility, BlueStar is required to use Lucent as a vendor if its equipment meets competitive price and performance standards. If BlueStar fails to make required payments under the facility, Lucent may terminate the facility and take back its equipment. The first tranche of $30.0 million is available to BlueStar through July 2001. BlueStar may utilize up to $30.0 million under the equipment lease facility without restriction, and may utilize up to $50.0 million under this facility upon meeting certain equity requirements, which BlueStar has satisfied. Utilization of amounts in excess of $50.0 million requires that BlueStar maintain a minimum of $10.0 million of unrestricted cash. As of December 31, 1999, BlueStar had utilized $16.2 million of the facility and had $92.8 million available under the Lucent equipment lease facility. The lease payments are due through 2002.

     In April 2000, BlueStar renegotiated the Lucent equipment operating lease facility to provide an additional $66.0 million of equipment and network service financing. At June 30, 2000, BlueStar had utilized $50.5 million of the facility and had $124.5 million available.

     In April 2000, BlueStar entered into an equipment operating lease facility with Cisco Systems Capital that provides up to $50.0 million of equipment and network services provided by Cisco. BlueStar may utilize up to $10.0 million of the facility provided it maintains an average minimum cash balance of not less than $2.0 million. Utilization of amounts in excess of $10.0 million require that BlueStar maintain an average minimum cash balance of not less than $7.0 million.

     In June 2000, BlueStar entered into a $40.0 million demand loan agreement with Bear Stearns Corporate Lending Inc. Under the terms of the loan agreement, BlueStar may request up to $5.0 million every two weeks, not to exceed an aggregate of $40.0 million. Bear Stearns, however, is not obligated to provide any portion of the requested amount. Any amounts borrowed under the loan agreement bear interest, at BlueStar's discretion, at either (1) the prime rate publicly announced by Citibank, N.A. plus 600 basis points or (2) the interest rate which eurodollar deposits for one month are offered in the interbank eurodollar market plus 700 basis points. Under either interest rate election, the minimum interest rate is 13.0%. The loan agreement matures at the earliest of (1) demand by Bear Stearns, (2) the date of commencement by or against BlueStar or any of its subsidiaries of any bankruptcy proceeding,
(3) termination of the merger agreement in accordance with its terms,
(4) consummation of the merger with Covad Communications or any other change in control of BlueStar or (5) December 15, 2000.

     During 2000, BlueStar entered into additional operating leases for equipment with a market value of approximately $34.4 million under the Lucent equipment lease facility, primarily for equipment and network services. In addition, BlueStar expects to make capital expenditures of approximately $12.0 million during 2000 that will be used primarily for software, furniture and fixtures for its corporate and regional offices.

     The development and expansion of BlueStar's business requires significant capital expenditures. The principal capital expenditures incurred to enter each market include the procurement, design and construction of collocation space. In addition, BlueStar enters into significant operating lease obligations with Lucent to acquire and install necessary telecommunications equipment. The number of central offices that BlueStar expects to target in a given market will vary, as will the average capital cost to enter a market.

     If the merger with Covad Communications does not occur, BlueStar believes that cash generated from operations and amounts available under its commercial credit facilities will not be sufficient to meet its expected working capital and capital expenditure requirements for the next 12 months. BlueStar will be required to raise additional funds through private or public sales of securities, bank debt, financing under leasing arrangements or otherwise, the availability of which cannot be assessed.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

     Due to the nature of its short-term investments, BlueStar has concluded that it has no material market risk exposure.

                    BLUESTAR SECURITY OWNERSHIP OF MANAGEMENT
                           AND PRINCIPAL STOCKHOLDERS

     Set forth below is information regarding beneficial ownership of BlueStar's capital stock as of July 31, 2000 by (1) each person or entity who is known to BlueStar to own beneficially 5% or more of the outstanding shares of common stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, (2) each present director and executive officer of BlueStar and (3) all BlueStar directors and executive officers as a group.


                                               AMOUNT AND NATURE OF        CLASS             PERCENT
NAME AND ADDRESS                               BENEFICIAL OWNERSHIP       OF STOCK          OF CLASS
----------------                               --------------------       --------          ---------

EXECUTIVE OFFICERS AND DIRECTORS:
Robert E. Dupuis.....................               2,361,260            Common Stock            6.3

Richard A. Shapero...................              15,537,572            Common Stock           43.3
                                                   11,020,410            Series A Preferred     89.3
                                                    3,943,914            Series B Preferred     48.2
                                                      573,248            Series C Preferred     26.5

John W. Gerdelman....................                  20,000            Common Stock              *

Charles J. McMinn....................                 338,471            Common Stock              *
                                                      318,471            Series C Preferred     14.7

Fredjoseph Goldner...................               3,026,978            Common Stock            8.4

Mark W. Faris........................                 500,000            Common Stock            1.4

Richard L. Burtner...................               2,019,798            Common Stock            5.6
                                                       22,500            Series A Preferred        *

Norton Cutler........................                 300,000            Common Stock              *

J. Chad Grier........................                 150,000            Common Stock              *

Tye Schriever........................                 150,000            Common Stock              *

Cliff Duffey.........................                 300,000            Common Stock              *

ALL OFFICERS AND DIRECTORS AS A GROUP
(11 PERSONS).........................              24,322,819            Common Stock           65.3

5% STOCKHOLDERS:
Crosspoint Venture Partners..........              15,537,572            Common Stock           43.3
                                                   11,020,410            Series A Preferred     89.3
                                                    3,943,914            Series B Preferred     48.2
                                                      573,248            Series C Preferred     26.5

BlueStar Gramercy, L.P...............               2,629,272            Common Stock            7.3
                                                    2,629,272            Series B Preferred     32.2

Scott E. Kozicki.....................               2,668,527            Common Stock            7.4

*Indicates less than 1% ownership.

                                       101

EXECUTIVE OFFICERS AND DIRECTORS. Additional information regarding the beneficial ownership of shares of common stock held by BlueStar's executive officers and directors is contained below. Except as indicated below, the address for each executive officer and director is 5 Corporate Centre, 801 Crescent Drive, Franklin, Tennessee, 37067.

     o ROBERT E DUPUIS. Includes 1,361,260 shares issuable upon exercise of immediately exercisable stock options. Of the 1,000,000 shares held by Mr. Dupuis, 381,260 are subject to right of repurchase.

     o RICHARD E. SHAPERO. All shares indicated as owned by Mr. Shapero are included due to his affiliation with funds affiliated with Crosspoint Venture Partners. Mr. Shapero's address is c/o Crosspoint Venture Partners, The Pioneer Hotel, 2925 Woodside Road, Woodside, California 94062.

     o JOHN W. GERDELMAN. Includes 20,000 shares of common stock subject to right of repurchase.

     o CHARLES J. MCMINN. Includes 20,000 shares of common stock subject to right of repurchase and 318,471 shares of common stock subject to issuance upon conversion of 318,471 shares of Series C Preferred Stock.

     o FREDJOSEPH GOLDNER. Excludes 12,987 shares of common stock, of which Mr. Goldner disclaims beneficial ownership, held in an irrevocable trusts for his child.

     o MARK W. FARIS. Includes 500,000 shares of common stock issuable upon exercise of immediately exercisable stock options.

     o RICHARD L. BURTNER. Includes 869,822 shares of common stock that are subject to BlueStar's right to repurchase if Mr. Burtner's services are terminated with cause prior to vesting, or 324,561 shares of common stock if Mr. Burtner's services are terminated without cause prior to vesting, 40,000 shares of common stock owned by Mr. Burtner's spouse, 22,500 shares of common stock subject to issuance upon conversion of 22,500 shares of Series A Preferred Stock held in Mr. Burtner's profit sharing (Keogh) plan and 50,000 shares of common stock held in an irrevocable trust. Includes 140,000 shares of common stock, of which Mr. Burtner disclaims beneficial ownership, held in irrevocable trusts for his children.

     o NORTON CUTLER. Includes 225,000 shares of common stock held by Mr. Cutler, all of which are subject to our right of repurchase, and 75,000 shares of common stock issuable upon exercise of immediately exercisable options.

     o J. CHAD GRIER. Of the 150,000 share of common stock held by Mr. Grier, 112,500 are subject to right of repurchase.

     o TYE SHRIEVER. Of the 150,000 share of common stock held by Mr. Schriever, 121,875 are subject to right of repurchase.

     o CLIFF DUFFEY. Of the 300,000 shares of common stock held by Mr. Duffey, 231,250 are subject to right of repurchase.

     OTHER 5% STOCKHOLDERS. Information regarding the beneficial ownership of 5% or more of BlueStar's common stock is set forth below.

     o CROSSPOINT VENTURE PARTNERS. Includes 15,537,572 shares of common stock subject to issuance upon conversion of (a) 11,020,410 shares of Series A Preferred Stock and 1,551,273 shares of Series B Preferred Stock held by Crosspoint Venture Partners 1997; (b) 1,078,005 shares of Series B Preferred Stock held by Crosspoint Venture Partners LS 1997; and (c) 1,314,636 shares of Series B Preferred Stock and 573,248 shares of Series C Preferred Stock held by Crosspoint Venture Partners LS 1999. The general partner of Crosspoint Venture Partners 1997 and Crosspoint Venture Partners LS 1997 is

          Crosspoint Associates 1997. The general partner of Crosspoint Venture Partners LS 1999 is Crosspoint Associates 1999. The general partners of Crosspoint Associates 1997 and Crosspoint Associates 1999 are John Mumford, Rich Shapero, one of our directors, Robert Hoff, Don Milder and Seth Neiman. Each of the general partners of Crosspoint Associates 1997 and Crosspoint Associates 1999 disclaim beneficial ownership of the shares held by Crosspoint Venture Partners 1997 and Crosspoint Venture Partners LS 1999, except to the extent of his pecuniary interest in these shares. The address of the investment funds affiliated with Crosspoint Venture Partners is The Pioneer Hotel, 2925 Woodside Road, Woodside, California 94062.

     o GRAMERCY BLUESTAR, L.P. Includes 2,629,272 shares of common stock subject to issuance upon conversion of 2,629,272 shares of Series B Preferred Stock. The address of Gramercy BlueStar, L.P. is 712 5th Avenue, 43rd Floor, New York, New York 10019.

     o SCOTT E. KOZICKI. Mr. Kozicki's address is 2601 Belmont Blvd., Nashville, Tennessee, 37212.

                           COMPARATIVE PER SHARE DATA

        The following table presents certain historical per share data of Covad Communications Group, Inc., Laser Link.Net, Inc. and BlueStar Communications Group, Inc. and certain unaudited pro forma per share data that reflect the combination of Covad, Laser Link and BlueStar using the purchase method of accounting. This data should be read in conjunction with the Covad's audited and unaudited financial statements, Laser Link's audited financial statements, BlueStar's audited and unaudited financial statements and the Covad Communications Group, Inc. Unaudited Pro Forma Consolidated Financial Statements included elsewhere in this document. The unaudited pro forma combined per share data do not necessarily indicate the operating results that would have been achieved had the combination of Covad, Laser Link and BlueStar actually occurred at the beginning of the periods presented nor do they indicate future results of operations or financial position.


                                                                      Three Months
                                                        Year Ended      Ended
                                                          or as of      or as of
                                                        December 31,   March 31,
HISTORICAL                                                 1999          2000
                                                       -------------  ------------
Covad:
     Net income (loss) per share--basic                $ (1.83)       $ (0.73)
     Net income (loss) per share--diluted              $ (1.83)       $ (0.73)
     Book value per common share (1)                   $  4.71        $  6.50

Laser Link:
     Net income (loss) per share--basic                $ (0.16)       $    n/a
     Net income (loss) per share--diluted              $ (0.16)       $    n/a
     Book value per common share (1)                   $ (0.01)       $    n/a

BlueStar:
     Net income (loss) per share--basic                $ (2.15)       $ (2.32)
     Net income (loss) per share--diluted              $ (2.15)       $ (2.32)
     Book value per common share (1)                   $ (1.61)       $ (2.98)

PRO FORMA
     Net income (loss) per share--basic                $ (2.71)       $ (0.93)
     Net income (loss) per share--diluted              $ (2.71)       $ (0.93)
     Book value per common share (2)                   $  7.64        $  7.06

     Equivalent pro forma net income (loss) per
          Laser Link share--basic and diluted (3)      $ (0.47)       $    n/a
     Equivalent pro forma book value per
          Laser Link share (3)                         $  1.33        $    n/a

     Equivalent pro forma net income (loss) per
          BlueStar share--basic and diluted (3)        $ (0.25)       $ (0.09)
     Equivalent pro forma book value per
          BlueStar share (3)                           $  0.71        $  0.66
---------------------

(1) The historical book value per share is computed by dividing total stockholders' equity as of the end of each period for which such computation is made by the number of common shares outstanding at the end of each period.

(2) The pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares outstanding at the end of each period for which such computation is made.

(3) The Laser Link and BlueStar pro forma equivalent per share amounts are computed by multiplying the Covad pro forma combined per share amounts by the exchange ratio of 0.174 and 0.093 of a Covad common share for each Laser Link and BlueStar common share, respectively. Pro forma diluted earnings per share excludes the effect of dilutive securities for the year ended December 31, 1999 and the three months ended March 31, 2000, respectively, as they are antidilutive.

                DESCRIPTION OF COVAD COMMUNICATIONS CAPITAL STOCK

     THE FOLLOWING SUMMARY DESCRIBES THE MATERIAL TERMS OF COVAD COMMUNICATIONS' CAPITAL STOCK. HOWEVER, IT DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE ACTUAL TERMS OF COVAD COMMUNICATIONS' CAPITAL STOCK CONTAINED IN ITS AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND OTHER AGREEMENTS REFERENCED BELOW.

     As of July 1, 2000 Covad Communications' authorized capital stock consisted of 600,000,000 shares of common stock, 10,000,000 shares of Class B common stock and 5,000,000 shares of preferred stock. As of July 1, 2000, there were 594 holders of record of common stock and no holders of Class B common stock or preferred stock. The common stock and preferred stock each have a par value of $0.001 per share. As of July 1, 2000, there were 154,433,087 shares of common stock outstanding. As of July 1, 2000, options to purchase 27,542,825 shares of common stock at a weighted average exercise price of $20.9891 per share were outstanding.

COMMON STOCK

     The holders of Covad Communications common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Subject to preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all Covad Communications' remaining assets after payment of liabilities and satisfaction of preferential rights of any outstanding series of preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

CLASS B COMMON STOCK

     Although there are 10,000,000 shares of class B common stock authorized, there is, currently, no Class B common stock outstanding.

PREFERRED STOCK

     The board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series without any further action or vote by the stockholders. In addition, the board of directors is authorized, without stockholder approval, to fix the rights, preferences, privileges and restrictions granted to or imposed upon such preferred stock, including:

     o    dividend rights;

     o    conversion rights;

     o    terms of redemption;

     o    liquidation preferences;

     o    voting rights;

     o    sinking fund terms; and

     o the number of shares constituting any series or the designation of such series.

     As a result, the board of directors could issue additional preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. Issuing preferred stock could also have the effect of delaying, deferring or preventing a change in control or the removal of Covad Communications' board of directors. Covad Communications has no present plan to issue any shares of preferred stock.

WARRANTS

     In connection with the issuance of Covad Communications' senior discount notes in March 1998, Covad Communications issued warrants to purchase an aggregate of 11,370,969 shares of its common stock with exercise prices of $0.0015 per share. Covad also issued to a consultant a five-year warrant to purchase 303,750 split-adjusted shares of common stock with an exercise price of $0.4445 per share. This warrant is immediately exercisable. In April 1999, Covad Communications issued a warrant to purchase 450,000 shares of common stock to a customer. This warrant vested with respect to 225,000 shares on April 1, 2000 and will vest with respect to the remaining 225,000 shares on April 1, 2001, subject to the customer achieving certain performance goals. The exercise price for 225,000 of the shares is $48.4375. The exercise price for the remaining 225,000 shares will be the fair market value of the common stock on the ten trading days preceding the second vesting date.

REGISTRATION RIGHTS

     Certain holders of Covad Communications common stock are entitled to registration rights. Pursuant to the stockholder rights agreement holders of 29,859,175 shares of common stock and the former holders of 6,379,177 shares of Class B common stock are entitled to certain rights with respect to the registration under the Securities Act of the shares of common stock held by them or issuable upon conversion of the Class B common stock. The 6,379,177 shares of Class B common stock have been converted into 14,353,147 shares of common stock. The rights holders are entitled to demand "piggy-back" and S-3 registration rights, subject to certain limitations and conditions. The number of securities requested to be included in a registration involving the exercise of demand and "piggy-back" rights are subject to a pro rata reduction based on the number of shares of common stock held by each rights holder and any other security holders exercising their respective registration rights to the extent that the managing underwriter advises that the total number of securities requested to be included in the underwriting is such as to materially and adversely affect the success of the offering. The registration rights terminate as to any rights holder at the later of (i) January 21, 2002 or (ii) such time as such rights holder may sell under Rule 144 in a three-month period all registrable securities then held by such rights holder.

     Pursuant to the warrant registration rights agreement dated March 11, 1998, between Covad Communications and Bear, Stearns & Co. Inc. and BT Alex. Brown Incorporated, holders of warrants that remain outstanding after Covad Communications' current S-1 offering are entitled to certain registration rights with respect to the shares of common stock issuable upon exercise of such warrants. Like the rights holders, the number of securities that a warrant holder may request to be included in any registration is subject to a pro rata reduction. Such a reduction will be based on the number of shares held by each warrant holder and any other security holders exercising their respective registration rights to the extent that the managing underwriter advises Covad Communications that the total number of securities requested to be included in the underwriting is such as to materially and adversely affect the success of the offering.

ANTITAKEOVER EFFECTS OF THE CHARTER, BYLAWS, DELAWARE LAW AND THE STOCKHOLDER PROTECTION RIGHTS PLAN.

     As noted above, Covad Communications' board of directors, without stockholder approval, has the authority under Covad Communications' charter to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of the common stock holders and could be issued with terms calculated to delay or prevent a change of control of Covad Communications or make removal of management more difficult.

     ELECTION AND REMOVAL OF DIRECTORS. Covad Communications' charter and bylaws provide for the division of its board of directors into three classes with the directors in each class serving for a three-year term, and one class being elected each year by the stockholders. The directors may be removed only for cause.

     This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Covad Communications and may maintain the incumbency of the board of directors, as it generally makes it more difficult for stockholders to replace a majority of the directors.

     STOCKHOLDER MEETINGS AND WRITTEN CONSENT. Under Covad Communications' bylaws, the stockholders may not call a special meeting of the stockholders of Covad Communications. Rather, only the board of directors, the chairman of the board of directors and the President or Chief Executive Officer may call special meetings of stockholders. Covad Communications' charter provides that stockholders may not act by written consent. As a result, stockholders can only act at a meeting.

     REQUIREMENTS FOR ADVANCE NOTIFICATION OF STOCKHOLDER NOMINATIONS AND PROPOSALS. Covad Communications' bylaws establish advanced notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee thereof.

     SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW. Covad Communications is subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

     o prior to such date, the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder;

     o upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding shares held by directors, officers and certain employee stock plans; or

     o on or after the consummation date the business combination is approved by the board of directors and by the affirmative vote at an annual or special meeting of stockholders of at least 66 2/3 % of the outstanding voting stock that is not owned by the interested stockholder.

     For purposes of Section 203, a "business combination" includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is generally a person who, together with affiliates and associates of such person,

     o    owns 15% or more of the corporation's voting stock or

     o is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation as any time within the prior three years.

     These charter and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control of Covad Communications.

        STOCKHOLDER PROTECTION RIGHTS PLAN. In addition, Covad Communications' has adopted a stockholder protection rights plan under which stockholders received one right for each share of common stock owned by them. The rights become exercisable, in most circumstances, upon the accumulation by a person or group of 15% or more of the outstanding shares of common stock. Each right entitles the holder to purchase from Covad Communications, as provided by the stockholder protection rights agreement, one one-thousandth of a share of participating preferred stock, par value $.001 per share, for $400.00 subject to adjustment. The rights plan is not intended to, and will not, prevent a takeover of Covad Communications at a full and fair price. However, the rights may cause substantial dilution to a person or group acquiring 15% or more of the common stock unless the rights are first redeemed by the board of directors.

                        COMPARISON OF STOCKHOLDER RIGHTS

     IF THE MERGER IS COMPLETED, ALL HOLDERS OF BLUESTAR STOCK WILL BECOME HOLDERS OF SHARES OF COVAD COMMUNICATIONS COMMON STOCK. THE RIGHTS OF A HOLDER OF COVAD COMMUNICATIONS COMMON STOCK ARE SIMILAR IN SOME RESPECTS AND DIFFERENT IN OTHER RESPECTS FROM THE RIGHTS OF A HOLDER OF BLUESTAR STOCK. THE RIGHTS OF BLUESTAR STOCKHOLDERS ARE CURRENTLY GOVERNED BY THE DELAWARE GENERAL CORPORATION LAW AND THE CERTIFICATE OF INCORPORATION AND BYLAWS OF BLUESTAR. THE RIGHTS OF COVAD COMMUNICATIONS STOCKHOLDERS ARE CURRENTLY GOVERNED BY THE DELAWARE GENERAL CORPORATION LAW AND THE CERTIFICATE OF INCORPORATION AND BYLAWS OF COVAD COMMUNICATIONS. THE FOLLOWING ARE SUMMARIES OF THE MATERIAL DIFFERENCES BETWEEN THE CURRENT RIGHTS OF BLUESTAR STOCKHOLDERS AND THE RIGHTS THEY WILL HAVE AS HOLDERS OF COVAD COMMUNICATIONS COMMON STOCK FOLLOWING THE MERGER.

     THE FOLLOWING COMPARISON OF STOCKHOLDERS' RIGHTS IS NECESSARILY A SUMMARY, IS NOT INTENDED TO BE COMPLETE OR TO IDENTIFY ALL DIFFERENCES THAT MAY, UNDER GIVEN SITUATIONS, BE MATERIAL TO STOCKHOLDERS OF BLUESTAR AND IS SUBJECT, IN ALL RESPECTS, AND IS QUALIFIED BY REFERENCE TO, THE DELAWARE GENERAL CORPORATION LAW, THE BLUESTAR CERTIFICATE OF INCORPORATION, THE COVAD COMMUNICATIONS BYLAWS, THE BLUESTAR CERTIFICATE OF INCORPORATION AND THE COVAD COMMUNICATIONS BYLAWS.

AUTHORIZED SHARES

     BLUESTAR. The total number of authorized shares of stock of BlueStar is 82,689,584, consisting of 60,000,000 shares of common stock, 12,345,003 shares of series A preferred stock, 8,177,040 shares of series B preferred stock, and 2,165,603 shares of series C preferred stock, each having a par value of $.01 per share.

     COVAD COMMUNICATIONS.The total number of authorized shares of stock of Covad Communications is 665,000,000, consisting of 590,000,000 shares of common stock, 10,000,000 shares of Class B common stock and 5,000,000 shares of preferred stock, each having $.001 par value. The board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series without any further action or vote by the stockholders. In addition, the board of directors is authorized, without stockholder approval, to fix the rights, preferences, privileges and restrictions granted to or imposed upon such preferred stock.

DIRECTORS

     NUMBER OF DIRECTORS. The BlueStar bylaws provides that the number of directors on the BlueStar board will be fixed by the board of directors but will not be less than one. BlueStar currently has five directors. The Covad Communications bylaws provide that the number of directors on the Covad Communications board will not be less than five and not more than nine, and Covad Communications' currently has eight directors.

     CLASSIFICATION OF BOARD OF DIRECTORS. The BlueStar board of directors is not divided into separate classes but consists of a single class elected annually. The Covad Communications board of directors is divided into three classes. The term of office and directors consisting of each class is as follows:


        CLASS                DIRECTORS                    TERM OF OFFICE

        Class I              Daniel Lynch                o       expires at the annual meeting of
                             Rich Shapero                        stockholders in 2003 and at each third
                             Larry Irving                        succeeding annual meeting thereafter

        Class II             Frank Marshall              o       expires at the annual meeting of
                             Hellene Runtagh                     stockholders in 2001 and at each third
                                                                 succeeding annual meeting thereafter

        Class III            Robert Hawk                 o       expires at the annual meeting of
                             Robert Knowling, Jr.                stockholders in 2002 and at each third
                             Debra Dunn                          succeeding annual meeting thereafter

     The classification of directors has the effect of making it more difficult to change the composition of the Covad Communications board of directors.

     NUMBER OF DIRECTORS NECESSARY TO CONSTITUTE A QUORUM. Under the BlueStar bylaws, a majority of the entire board of directors then in office constitutes a quorum for the transaction of business by the BlueStar board. Under the Covad

Communications bylaws, the presence of a majority of the authorized number of directors constitutes a quorum for the transaction of business by the Covad Communications board.

     REMOVAL OF DIRECTORS. Under the BlueStar bylaws, a member of the board of directors may only be removed for cause. Under Delaware law and the Covad Communications bylaws, any and all directors may be removed if the removal is approved by the affirmative vote of a majority of the stockholders entitled to vote.

     CUMULATIVE VOTING. Cumulative voting rights in the election of directors entitle a stockholder to give one nominee as many votes as are equal to the number of directors to be elected multiplied by the number of shares owned by the stockholder, or to distribute such votes among two or more nominees, as the stockholder sees fit. In the absence of cumulative voting, the holder or holders of a majority of the shares present or represented at a meeting has the power to elect each director to be elected at such meeting.

     Delaware law provides that a corporation's certificate of incorporation may provide for cumulative voting. However, neither BlueStar nor Covad Communications, stockholders may cumulatively vote their shares for the election of directors, because neither BlueStar nor Covad Communications' certificates of incorporation provides for cumulative voting.

BYLAW AMENDMENTS

     AMENDMENT OF BYLAWS. Under Delaware law and the BlueStar certificate of incorporation and bylaws, the BlueStar bylaws can be amended or repealed by the affirmative vote of either:

     o    holders of a majority of the outstanding voting shares, or

     o    a majority of the BlueStar board of directors.

     Under Delaware law and the Covad Communications certificate of incorporation and bylaws, the Covad Communications bylaws can be adopted, amended or repealed by the affirmative vote of a majority of either:

     o    the stockholders entitled to vote, or

     o    the board of directors.

STOCKHOLDER MEETING PROCEDURES

     SPECIAL MEETINGS OF STOCKHOLDERS. Under Delaware law, special meetings of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or bylaws. Under the BlueStar certificate of incorporation and bylaws, special meetings may only be called by the board of directors. Under the Covad Communications certificate of incorporation and bylaws, special meetings may be called at any time by the board of directors, by a committee of the board of directors which has been duly designated by the board of directors and whose powers and authority, as expressly provided in a resolution of the board of directors, include the power to call such meetings, or by one or more shareholders holding shares in the aggregate entitled to cast not less than 10% of the votes cast at that meeting, but such special meetings may not be called by any other person or persons.

     PROVISIONS FOR NOTICES. Under the BlueStar bylaws, BlueStar is not required to give notice of a meeting. Any and all notices of a meeting may be waived by a stockholder by submitting a signed waiver either before or after the meeting. The attendance of any stockholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, will constitute a waiver of notice.

     Under the Covad Communications bylaws, Covad Communications must give personally or by mail, not less than ten and not more than sixty days before the date of any meeting of stockholders, to each stockholder entitled to vote at such meeting, written notice stating the place, date, hour and purpose or purposes of the meeting. Any and all notices of a meeting may be waived by a stockholder by submitting a signed waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof, either before or after the meeting. The attendance of any stockholder at a meeting, in person or by proxy, without protesting at the beginning of the meeting the lack of notice of such meeting, will constitute a waiver of notice.

     STOCKHOLDERS NECESSARY TO CONSTITUTE A QUORUM. Under the BlueStar and Covad Communications's bylaws, the holders of record of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the purposes of transacting business at any stockholder meeting.

                                 LEGAL OPINIONS

     The legality of the shares of Covad Communications common stock to be issued to holders of shares of BlueStar stock pursuant to the merger will be passed upon for Covad Communications by Simpson Thacher & Bartlett, New York, New York.

     Certain federal income tax matters related to the merger will be passed upon by Simpson Thacher & Bartlett, New York, New York, and by Brobeck, Phleger & Harrison, LLP, Austin, Texas.

                                     EXPERTS

     The consolidated financial statements of Covad Communications Group, Inc. at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, included in the Proxy Statement of Blue Star Communications, Group, Inc., which is referred to and made a part of this Prospectus and Registration Statement of Covad Communciations Group, Inc., have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of the Blue Star Communications Group, Inc. as of December 31, 1998 and 1999 and for the years ended December 31, 1998 and December 31, 1999 included in this Prospectus and the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements of Laser Link.Net, Inc. as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, appearing in this Prospectus and Registration Statement, have been audited by PricewaterhouseCoopers LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     Covad Communications has filed with the SEC a registration statement on Form S-4 to register the Covad Communications common stock to be issued to BlueStar stockholders in the merger. As allowed by SEC rules, this document does not contain all of the information included in the Form S-4 registration statement and its exhibits. You should refer to the copy of those documents filed as exhibits to the registration statement with the SEC for a more complete understanding.

     Covad Communications files annual, quarterly and special reports, proxy statements and other information with the SEC. The registration statement, including the attached exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a web site that contains reports, proxy statements and prospectuses and other information regarding registrants that file electronically with the SEC. Copies of the registration statement and the reports, proxy statements and prospectuses and other information that Covad Communications files with the SEC may be obtained from the SEC's Internet address at http://www.sec.gov.

     THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS DOCUMENT ARE AVAILABLE TO STOCKHOLDERS OF BLUESTAR WITHOUT CHARGE UPON WRITTEN REQUEST TO COVAD COMMUNICATIONS AT THE FOLLOWING ADDRESS AND TELEPHONE NUMBER:

 Covad Communications Group, Inc.Attention: Investor Relations4250 Burton Drive
                  Santa Clara, California 95054  (408) 987-1000

     TO OBTAIN TIMELY DELIVERY, STOCKHOLDERS MUST REQUEST THIS INFORMATION NO LATER THAN _______, FIVE BUSINESS DAYS PRIOR TO THE SPECIAL MEETING AT WHICH BLUESTAR STOCKHOLDERS WILL APPROVE THE MERGER.

     COVAD COMMUNICATIONS HAS NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE MERGER, COVAD COMMUNICATIONS OR BLUESTAR THAT DIFFERS FROM OR ADDS TO THE INFORMATION IN THIS PROSPECTUS OR IN COVAD COMMUNICATIONS' DOCUMENTS THAT ARE PUBLICLY FILED WITH THE SEC. THEREFORE, IF ANYONE DOES GIVE YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

     THE INFORMATION CONTAINED IN THIS PROSPECTUS SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

                                            INDEX TO FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----
Covad Communications Group, Inc.
Annual Financial Statements
   Report of Ernst & Young LLP, Independent Auditors......................................................     F-2
   Consolidated Balance Sheets at December 31, 1998 and 1999..............................................     F-3
   Consolidated Statements of Operations for the years ended December 31, 1997, 1998 and 1999.............     F-4
   Consolidated Statements of Stockholders' Equity (Net Capital Deficiency) for the years ended
     December 31, 1997, 1998 and 1999.....................................................................     F-5
   Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1998 and 1999.............     F-6
   Notes to Consolidated Financial Statements.............................................................     F-7
Interim Financial Statements (Unaudited)
   Consolidated Balance Sheets at March 31, 2000..........................................................    F-19
   Consolidated Statements of Operations for the three months ended March 31, 1999 and 2000...............    F-20
   Consolidated Statements of Cash Flows for the three months ended March 31, 1999 and 2000...............    F-21
   Notes to Consolidated Financial Statements.............................................................    F-22
Unaudited Pro Forma Condensed Combined Consolidated Financial Statements
   Overview...............................................................................................    F-26
   Unaudited Pro Forma Condensed Combined Consolidated Balance Sheets at March 31, 2000...................    F-27
   Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations for the year ended
     December 31, 1999....................................................................................    F-28
   Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations for the three months
     ended March 31, 2000.................................................................................    F-29
   Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information.....................    F-30

Laser Link.Net, Inc.
Annual Financial Statements
   Report of Independent Accountants......................................................................    F-35
   Balance Sheets at December 31, 1999 and 1998...........................................................    F-36
   Statements of Operations for the years ended December 31, 1997, 1998 and 1999...........................   F-37
   Statements of Stockholders' Equity for the years ended December 31, 1997, 1998 and 1999................    F-38
   Statements of Cash Flows for the years ended December 31, 1997, 1998 and 1999..........................    F-39
   Notes to Financial Statements..........................................................................    F-40


BLUESTAR COMMUNICATIONS GROUP, INC.
Annual Financial Statements
     Report of Independent Public Accountants.............................................................    F-47
     Consolidated Balance Sheets as of December 31, 1998 and December 31, 1999............................    F-48
     Consolidated Statements of Operations for the years ended December 31, 1998 and 1999.................    F-49
     Consolidated Statements of Stockholders' Equity for the years ended December 31, 1998 and 1999.......    F-50
     Consolidated Statements of Cash Flows for the years ended December 31, 1998 and 1999.................    F-51
     Notes to Consolidated Financial Statements...........................................................    F-52
Interim Financial Statements (Unaudited)
     Consolidated Balance Sheets as of March 31, 2000 (Unaudited).........................................    F-63
     Consolidated Statements of Operations for the three months ended March 31, 1999 and 2000 (Unaudited).    F-64
     Consolidated Statement of Stockholders' Equity for the three months ended March 31, 2000 (Unaudited).    F-65
     Consolidated Statement of Cash Flows for the three months ended March 31, 1999 and 2000 (Unaudited)..    F-66
     Notes to Consolidated Financial Statements (Unaudited)...............................................    F-67

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of
Covad Communications Group, Inc.

       We have audited the accompanying consolidated balance sheets of Covad Communications Group, Inc. as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to herein present fairly, in all material respects, the consolidated financial position of Covad Communications Group, Inc. as of December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                                           /s/ ERNST & YOUNG LLP

Walnut Creek, California
January 21, 2000, except for Note 9,
as to which the date is April 3, 2000

                        COVAD COMMUNICATIONS GROUP, INC.
                           CONSOLIDATED BALANCE SHEETS
             (AMOUNTS IN 000'S, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                DECEMBER 31,
                                                                                       --------------------------
                                                                                          1998           1999
                                                                                       -----------  -------------
                                     ASSETS
CURRENT ASSETS:
Cash and cash equivalents...........................                                   $   64,450   $     216,038
Accounts receivable, net of allowances for
uncollectibles of $220 and $2,857 at
   December 31, 1998 and 1999.......................                                        1,933          15,393
Short-term investments..............................                                           --         551,319
Unbilled revenue....................................                                          663           5,419
Inventories.........................................                                          946           8,547
Prepaid expenses....................................                                        1,183           6,048
Other current assets................................                                          514           1,219
                                                                                       -----------  -------------
   Total current assets.............................                                       69,689         803,983
PROPERTY AND EQUIPMENT:
Networks and communication equipment................                                       55,189         233,260
Computer equipment..................................                                        4,426          24,057
Furniture and fixtures..............................                                        1,119           4,383
Leasehold improvements..............................                                        1,887           6,884
Land................................................                                           --           1,120
                                                                                       -----------  -------------
                                                                                           62,621         269,704
Less accumulated depreciation and amortization......                                       (3,476)        (32,162)
                                                                                       -----------  -------------
   Net property and equipment.......................                                       59,145         237,542
OTHER ASSETS:
Restricted cash.....................................                                          225          63,308
Deposits............................................                                          337           1,131
Deferred debt issuance costs, net...................                                        8,112          12,369
Deferred charge, net................................                                           --          20,529
Other long term assets..............................                                        1,911           8,744
                                                                                       -----------  -------------
                                                                                           10,585         106,081
                                 TOTAL ASSETS......                                    -----------  -------------
                                                                                       $  139,419    $  1,147,606
                                                                                      ===========   =============
           LIABILITIES AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
CURRENT LIABILITIES:
Accounts payable.....................................                                  $   14,975    $     41,126
Unearned revenue.....................................                                         551           5,238
Accrued network costs................................                                       1,866           8,798
Other accrued liabilities............................                                       3,854          27,104
Current portion of capital lease obligations.........                                         263             268
                                                                                      -----------    ------------
   Total current liabilities.........................                                      21,509          82,534
Long-term debt, net of discount......................                                     142,300         374,737
Long-term capital lease obligations..................                                         316              44
                                                                                      -----------    ------------
   Total liabilities.................................                                     164,125         457,315

Commitments and contingencies (see notes 4 and 8)


STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY):
Preferred stock ($0.001 par value):
   Authorized shares--30,000,000 at December 1998 and 5,000,000 at December 31,1999..          --             --
   Issued and outstanding shares--27,369,243 at December 31, 1998 and 0 at December
     31, 1999.......................................................................           18             --
Common Stock ($0.001 par value):
   Authorized shares--65,000,000 at December 31, 1998 and 190,000,000 at December
     31, 1999.......................................................................           --             --
   Issued and outstanding shares--26,491,494 at December 31, 1998 and 132,331,316 at
     December 31, 1999..............................................................           12             82
Common Stock--Class B ($0.001 par value)
   Authorized shares--0 at December 31, 1998 and 10,000,000 at December 31, 1999.....          --             --
   Issued and outstanding shares--0 at December 31, 1998 and 6,379,177 at December
     31, 1999.......................................................................           --              6
Additional paid-in capital..........................................................       30,685        851,589
Deferred compensation...............................................................       (4,688)        (6,513)
Accumulated other comprehensive income, net of tax effect...........................           --         91,257
Accumulated deficit ................................................................      (50,733)      (246,130)
                                                                                       -----------  -------------
   Total stockholders' equity (net capital deficiency)..............................      (24,706)       690,291
                                                                                       -----------  -------------
   Total liabilities and stockholders' equity (net capital deficiency)..............   $  139,419   $  1,147,606
                                                                                       ===========  =============

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                        COVAD COMMUNICATIONS GROUP, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
             (AMOUNTS IN 000'S, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                              YEAR ENDED DECEMBER 31,
                                                                    ---------------------------------------------
                                                                        1997          1998             1999
                                                                    ------------- --------------  ---------------
Revenues..........................................................  $         26  $       5,326   $       66,488
Operating expenses:
   Network and product costs......................................            54          4,562           55,347
   Sales, marketing, general and administrative...................         2,374         31,043          140,372
   Amortization of deferred compensation..........................           295          3,997            4,768
   Depreciation and amortization..................................            70          3,406           37,602
                                                                    ------------- --------------  ---------------
     Total operating expenses.....................................         2,793         43,008          238,089
                                                                    ------------- --------------  ---------------
Loss from operations..............................................        (2,767)       (37,682)        (171,601)
Interest income (expense):
   Interest income................................................           167          4,778           20,676
   Interest expense...............................................           (12)       (15,217)         (44,472)
                                                                    ------------- --------------  ---------------
   Net interest income (expense)..................................           155        (10,439)         (23,796)
                                                                    ------------- --------------  ---------------
Net loss..........................................................        (2,612)       (48,121)        (195,397)
Preferred dividends...............................................            --             --           (1,146)
                                                                    ------------- --------------  ---------------
Net loss attributable to Common Stockholders......................  $     (2,612) $     (48,121)  $     (196,543)
                                                                    ============= ==============  ===============
Net loss per share--basic and diluted.............................. $      (0.35) $       (3.75)  $        (1.83)
                                                                    ============= ==============  ===============
 Weighted average shares used in computing net loss per
   share--basic and diluted........................................    7,360,978     12,844,203      107,647,812
                                                                    ============= ==============  ===============


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                        COVAD COMMUNICATIONS GROUP, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            (NET CAPITAL DEFICIENCY)
                    (AMOUNTS IN 000'S, EXCEPT SHARE AMOUNTS)

                                         CONVERTIBLE PREFERRED
                                                STOCK               COMMON STOCK      ADDITIONAL
                                         ---------------------  --------------------    PAID-IN      DEFERRED
                                           SHARES     AMOUNT      SHARES     AMOUNT     CAPITAL    COMPENSATION
                                         ---------- ----------  ----------- --------  ----------   ------------
Initial issuance of Common Stock.......          -- $       --   27,000,000 $     12  $       38  $         --
Repurchase of Common Stock.............          --         --   (5,423,166)      (3)         (7)           --
Issuance of Common Stock...............          --         --    3,985,875        2          66            --
Issuance of Series A Preferred Stock...   1,125,000          1           --       --         249            --
Issuance of Series B Preferred Stock
   (net of $43 of financing costs).....  25,500,002         17           --       --       8,440            --
Deferred compensation..................          --         --           --       --         906          (906)
Amortization of deferred...............          --         --           --       --          --           295
Net loss...............................          --         --           --       --          --            --
                                         ---------- ----------  ----------- --------  ----------  ------------
Balances at December 31, 1997..........  26,625,002         18   25,562,709       11       9,692          (611)
Issuance of Common Stock...............          --         --      928,785        1         570            --
Issuance of Series B Preferred Stock...     150,003         --           --       --         100            --
Issuance of Series C Preferred Stock...     594,238         --           --       --       1,100            --
Issuance of Common Stock warrants
   as part of debt offering issuance
   costs...............................          --         --           --       --       2,928            --
Issuance of Common Stock warrants
   Pursuant to debt offering...........          --         --           --       --       8,221            --
Deferred compensation..................          --         --           --       --       8,074        (8,074)
Amortization of deferred
   compensation........................          --         --           --       --          --         3,997
Net loss...............................          --         --           --       --          --            --
                                         ---------- ----------  ----------- --------  ----------  ------------
Balances at December 31, 1998.......... (27,369,243)        18   26,491,494       12      30,685        (4,688)
Issuance of Common Stock...............          --         --   48,999,989       33     725,708            --
Issuance of Common Stock upon
    exercise of warrants...............          --         --   15,652,382       10          (5)           --
Issuance of Series C and D
   Preferred Stock.....................   9,568,766          6           --       --      59,994            --
Deferred charge related to issuance of
   Series C and D Preferred Stock......          --         --           --       --      28,700            --
Conversion of Series A, Series B and
   Series C Preferred Stock to
   Common Stock........................ (27,369,243)       (18)  41,053,864       27          (9)           --
Conversion of Series C1 and D1
   Preferred stock.....................  (9,568,766)        (6)   6,379,177        6          --            --
Preferred dividends....................          --         --      133,587       --         (77)           --
Conversion of convertible Preferred
   Stock...............................          --         --           --       --          --            --
Deferred compensation..................          --         --           --       --       6,593        (6,593)
Amortization of deferred
   compensation........................          --         --           --       --          --         4,768
Unrealized gains (losses) on
   investments.........................          --         --           --       --          --            --
Net loss...............................          --         --           --       --          --            --
                                        ----------- ----------  -----------  -------  ----------   -----------
Balances at December 31, 1999..........          --         --  138,710,493  $    88  $  851,589   $    (6,513)
                                        =========== ==========  ===========  =======  ==========   ===========

                                           ACCUMULATED OTHER               TOTAL STOCKHOLDERS'
                                             COMPREHENSIVE    ACCUMULATED  EQUITY (NET CAPITAL
                                                INCOME          DEFICIT        DEFICIENCY)
                                           -----------------  -----------  -------------------
Initial issuance of Common Stock.......    $              --  $        --  $                50
Repurchase of Common Stock.............                   --           --                  (10)
Issuance of Common Stock...............                   --           --                   68
Issuance of Series A Preferred Stock...                   --           --                  250
Issuance of Series B Preferred Stock
   (net of $43 of financing costs).....                   --           --                8,457
Deferred compensation..................                   --           --                   --
Amortization of deferred...............                   --           --                  295
Net loss...............................                   --       (2,612)              (2,612)
                                           -----------------  -----------  -------------------
Balances at December 31, 1997..........                   --       (2,612)               6,498
Issuance of Common Stock...............                   --           --                  571
Issuance of Series B Preferred Stock...                   --           --                  100
Issuance of Series C Preferred Stock...                   --           --                1,100
Issuance of Common Stock warrants
   as part of debt offering issuance
   costs...............................                   --           --                2,928
Issuance of Common Stock warrants
   Pursuant to debt offering...........                   --           --                8,221
Deferred compensation..................                   --           --                   --
Amortization of deferred
   compensation........................                   --           --                3,997
Net loss...............................                   --      (48,121)             (48,121)
                                           -----------------  -----------  -------------------
Balances at December 31, 1998..........                   --      (50,733)             (24,706)
Issuance of Common Stock...............                   --           --              725,741
Issuance of Common Stock upon
    exercise of warrants...............                   --           --                    5
Issuance of Series C and D
   Preferred Stock.....................                   --           --               60,000
Deferred charge related to issuance of
   Series C and D Preferred Stock......                   --           --               28,700
Conversion of Series A, Series B and
   Series C Preferred Stock to
   Common Stock........................                   --           --                   --
Conversion of Series C1 and D1
   Preferred stock.....................                   --           --                   --
Preferred dividends....................                   --           --                  (77)
Conversion of convertible Preferred
   Stock...............................                   --           --                   --
Deferred compensation..................                   --           --                   --
Amortization of deferred
   compensation........................                   --           --                4,768
Unrealized gains (losses) on
   investments.........................               91,257           --               91,257
Net loss...............................                   --     (195,397)            (195,397)
                                           -----------------  -----------  -------------------
Balances at December 31, 1999..........    $          91,257  $  (246,130) $           690,291
                                           =================  ===========  ===================


   The accompanying notes are an integral part of these financial statements.

                        COVAD COMMUNICATIONS GROUP, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (AMOUNTS IN 000'S)

                                                                                    YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                 1997       1998         1999
                                                                               ---------  ----------  -----------
OPERATING ACTIVITIES:
Net loss....................................................................   $ (2,612)  $ (48,121)  $ (195,397)
Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization............................................         70       3,406       37,602
   Loss on disposition of equipment.........................................         --          --          358
   Amortization of deferred compensation....................................        295       3,997        4,768
   Accreted interest and amortization of debt discount and deferred debt
     issuance costs.........................................................         --      16,009       20,269
   Net changes in operating assets and liabilities:
     Accounts receivable....................................................        (25)     (1,908)     (13,460)
     Unbilled revenue.......................................................         (4)       (659)      (4,756)
     Inventories............................................................        (43)       (903)      (7,601)
     Prepaid expenses and other current assets..............................       (369)     (1,328)      (5,570)
     Accounts payable.......................................................        651      14,324       26,151
     Unearned revenue.......................................................          7         544        4,687
     Other current liabilities..............................................        135       5,585       30,182
                                                                               ---------  ----------  -----------
Net cash used in operating activities.......................................     (1,895)     (9,054)    (102,767)

INVESTING ACTIVITIES:
Purchase of restricted investment...........................................       (210)        (15)     (73,435)
Redemption of restricted investments........................................         --          --       13,214
Purchase of investments.....................................................                     --     (460,062)
Deposits....................................................................        (31)       (306)        (794)
Long-term assets............................................................         --      (1,428)      (6,833)
Purchase of property and equipment..........................................     (2,253)    (59,503)    (208,186)
                                                                               ---------  ----------  -----------
Net cash used in investing activities.......................................     (2,494)    (61,252)    (736,096)

FINANCING ACTIVITIES:
Net proceeds from issuance of long-term debt and warrants...................         --     129,328      205,049
Principal payments under capital lease obligations..........................        (48)       (238)        (267)
Proceeds from Common Stock issuance, net of repurchase......................        108         571      725,746
Proceeds from preferred stock issuance......................................      8,707       1,200       60,000
Offering costs related to Common Stock offering.............................         --        (483)         (77)
                                                                               ---------  ----------  -----------
Net cash provided by financing activities...................................      8,767     130,378      990,451
                                                                               ---------  ----------  -----------
Net increase in cash and cash equivalents...................................      4,378      60,072      151,588
Cash and cash equivalents at beginning of year..............................         --       4,378       64,450
                                                                               ---------  ----------  -----------
Cash and cash equivalents at end of year....................................   $  4,378   $  64,450   $  216,038
                                                                               =========  ==========  ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for interest...................................   $      9   $      99   $   13,257
                                                                               =========  ==========  ===========

SUPPLEMENTAL SCHEDULE ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
   Equipment purchased through capital lease................................   $    831   $      34   $       --
                                                                               =========  ==========  ===========
   Warrants issued for equity commitment....................................   $     --   $   2,928   $       --
                                                                               =========  ==========  ===========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                        COVAD COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.     NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF OPERATIONS

       Covad Communications Group, Inc. (the "Company") is a high-speed Internet and network access provider offering digital subscriber line ("DSL") services to Internet Service Provider ("ISP") and enterprise customers. ISPs purchase the Company's services in order to provide high-speed Internet access to their business and consumer end-users. Enterprise customers purchase the Company's services to provide employees with remote access to their Local Area Networks to improve employee productivity and reduce operating costs. The Company's services are provided over standard copper telephone lines at considerably faster speeds than available through a standard modem.

       The Company's operations are subject to significant risks and uncertainties including competitive, financial, developmental, operational, growth and expansion, technological, regulatory, and other risks associated with an emerging business.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION

       The consolidated financial statements of the Company include the accounts of all of its wholly-owned subsidiaries. There were no intercompany accounts and transactions which required elimination.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from those estimates.

       INITIAL PUBLIC OFFERING

       In January 1999, the Company completed an initial public offering of 20,182,500 shares of Common Stock at a purchase price of $8 per share. Net proceeds to the Company aggregated approximately $150.2 million. In connection with the offering, all of the preferred stock outstanding automatically converted into 41,053,864 shares of Common Stock and 6,379,177 shares of Class B Common Stock (which are convertible into 14,353,148 shares of Common Stock). The Company's Board of Directors and stockholders also approved an amendment to the Company's Articles of Incorporation to increase the total number of shares which the Company is authorized to issue to 205,000,000 shares, of which 200,000,000 is Common Stock and 5,000,000 is preferred stock.

       REVENUE RECOGNITION

       Revenue related to installation of service and sale of customer premise equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided. Revenue recognized for which the customer has not been billed is recorded as unbilled revenue until the period such billings are made. Amounts billed in advance of providing services are recorded as unearned revenue until the period such services are provided. For the year ended December 31, 1998, one customer accounted for approximately 17% of the Company's revenue. For the year ended December 31, 1999, two customers accounted for 15% and 14% percent of the Company's revenues.

       CASH AND CASH EQUIVALENTS

       The Company considers all highly liquid investments, with a maturity of three months or less from the date of original issuance, to be cash equivalents.

                        COVAD COMMUNICATIONS GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

       RESTRICTED CASH

       As of December 31, 1998, the Company had $225,000, in commercial deposits held in the Company's name but restricted as security for certain of the Company's capital lease financing arrangements. As of December 31, 1999, the Company had $63,308,000 (net of an unrealized loss of $918,000) in U.S. Treasury investments and commercial deposits for the payment of interest on the Company's 1999 notes and as security for certain lease financing arrangements.

       CONCENTRATION OF CREDIT RISK AND CREDIT RISK EVALUATIONS

       Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. The Company's cash and investment policies limit cash equivalents, restricted cash and short-term investments to short-term, investment grade instruments. Cash and cash equivalents, restricted cash and short-term investments are held with various domestic financial institutions with high credit standing. The Company has not experienced any significant losses on its cash and cash equivalents, restricted cash or short-term investments. The company conducts business with companies in various industries, primarily in the United States. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base. In addition, the Company typically offers its customers credit terms. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. Allowances are maintained for potential credit issues and such losses to date have been within management's expectations.

       INVENTORIES

       Inventories are stated at the lower of cost or market and consist primarily of customer premise equipment. Costs are based on the "first-in, first-out" method.

       PROPERTY AND EQUIPMENT

       Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

       Leasehold improvements..................... 15 years or life of the lease
       Electronic communication equipment......... 2 to 5 years
       Furniture and fixtures..................... 3 to 7 years
       Computer equipment......................... 3 years
       Office equipment........................... 2 to 5 years
       Computer software.......................... 2 to 7 years

       SOFTWARE DEVELOPMENT COSTS

       The Company capitalizes costs associated with the design, deployment and expansion of the Company's network including internally and externally developed software in accordance with Financial Accounting Standard Board No. 86 "Software Development Costs" ("FAS 86") and Statement of Position 98-1 "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), respectively. Costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. Capitalized external software costs include the actual costs to purchase software from vendors. Capitalized internal software costs generally include personnel and related costs incurred in the enhancement and implementation of purchased software packages. Capitalized internal labor costs for the years ending December 31, 1997, 1998 and 1999 were $139,000, $3,063,000 and $15,733,000, respectively. Capitalized interest cost for the years ending December 31, 1997, 1998 and 1999 were none, $908,000 and $2,756,000, respectively.

                        COVAD COMMUNICATIONS GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

       EQUIPMENT UNDER CAPITAL LEASES

       The Company leases certain of its equipment and other fixed assets under capital lease agreements. The assets and liabilities under capital leases are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the assets under lease, whichever is less. Assets under capital lease are amortized over the lease term or useful life of the assets.

       ACCOUNTING FOR STOCK-BASED COMPENSATION

       The Company accounts for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 ("APB 25") and makes the pro forma disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS123").

       ADVERTISING COSTS

       The Company expenses the costs of advertising as incurred. Advertising expense for the years ended December 31, 1997, 1998 and 1999 was $120,000, $1,500,000 and $25,798,000, respectively.

       INCOME TAXES

       Due to the Company's overall loss position, there is no provision for income taxes for 1997, 1998 or 1999.

       The reconciliation of income tax computed at the US federal statutory rate to income tax expense is as follows:

                                                                                 DECEMBER 31,
                                                                -----------------------------------------------
                                                                     1997            1998            1999
                                                                --------------- --------------- ---------------
       Federal at 34%, statutory..............................  $     (757,000) $  (16,363,000) $  (66,435,000)
       Nondeductible interest.................................              --         911,000       2,050,000
       Losses with no current benefits........................         757,000      15,436,000      64,306,000
       Other..................................................              --          16,000          79,000
                                                                --------------- --------------- ---------------
       Provision..............................................  $           --  $           --  $           --
                                                                =============== =============== ===============

       Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

                                                                                      DECEMBER 31,
                                                                           ------------------------------------
                                                                                 1998               1999
                                                                           -----------------  -----------------
       Deferred tax assets:
          Net operating loss carryforwards..............................   $     16,000,000         45,462,000
          Accrued interest..............................................                 --         15,977,000
          Other.........................................................          2,500,000          1,846,000
                                                                           -----------------  -----------------
          Total Net deferred tax assets.................................         18,500,000         63,285,000
                                                                           -----------------  -----------------
       Valuation allowance..............................................        (18,500,000)       (26,782,000)
                                                                           -----------------  -----------------
       Total tax deferred assets........................................                 --         36,503,000
       Unrealized gain on investments...................................                 --        (36,503,000)
                                                                           -----------------  -----------------
       Net deferred tax assets..........................................   $             --                 --
                                                                           =================  =================


       Realization of the Company's deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $8,282,000 during 1999.

       As of December 31, 1999, the Company had federal net operating loss carryforwards for federal tax purposes of approximately $219.5 million which expire in the years 2012 through 2019, if not utilized. The Company also had

                        COVAD COMMUNICATIONS GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

net operating losses carryforwards for state income tax purposes of approximately $122.3 million expiring in year 2004, if not utilized.

       The tax benefits associated with employee stock options provide a deferred tax benefit of $14.5 million for the year-ended December 31, 1999. The deferred tax benefit has been offset by a valuation allowance and will be credited to additional paid-in capital when realized.

       The utilization of the net operating loss is subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

       FAIR VALUE OF FINANCIAL INSTRUMENTS

       The following methods and assumptions were used to estimate the fair value for financial instruments:

       CASH, CASH EQUIVALENTS AND RESTRICTED CASH. The carrying amount approximates fair value.

       SHORT TERM INVESTMENT. The fair values of short-term investments were estimated based on quoted market prices.

       BORROWINGS. The fair values of borrowings, including long-term debt, capital lease obligations and other obligations, were estimated based on quoted market prices, where available, or by discounting the future cash flows using estimated borrowing rates at which similar types of borrowing arrangements with the same remaining maturities could be obtained by the Company. For all borrowings outstanding at December 31, 1998 and 1999, fair value approximates recorded value.

       LOSS PER SHARE

       Basic loss per share is computed by dividing income or loss applicable to common shareholders by the weighted average number of shares of the Company's Common Stock, after giving consideration to shares subject to repurchase, outstanding during the period.

       Diluted loss per share is determined in the same manner as basic loss per share except that the number of shares is increased assuming exercise of dilutive stock options and warrants using the treasury stock method. The diluted loss per share amount is the same as basic loss per share which has not been reported because the Company has a net loss and the impact of the assumed exercise of the stock options and warrants and the assumed is not dilutive.

       The consolidated financial statements applicable to the prior periods have been restated to reflect a three-for-two stock split effective May 1999.

       The following table presents the calculation of basic and diluted net income (loss) per share (in thousands, except share and per share amounts):

                                                                              YEAR ENDED DECEMBER 31,
                                                                   ----------------------------------------------
                                                                       1997            1998            1999
                                                                   --------------  --------------  --------------
                                                                   (IN 000'S, EXCEPT SHARE AND PER SHARE AMOUNTS)
Net loss........................................................   $      (2,612)  $     (48,121)  $    (195,397)
Preferred dividends.............................................              --              --          (1,146)
                                                                   --------------  --------------  --------------
Net loss attributable to common stockholders....................   $      (2,612)  $     (48,121)  $    (196,543)
                                                                   ==============  ==============  ==============
Basic and diluted:
   Weighted average shares of Common Stock outstanding..........      24,797,854      25,886,940     115,675,656
   Less: Weighted average shares subject to repurchase..........      17,436,876      13,042,737       8,027,844
                                                                   --------------  --------------  --------------
Weighted average shares used in computing basic and diluted net        7,360,978      12,844,203     107,647,812
   loss per share...............................................
                                                                   ==============  ==============  ==============
Basic and diluted net loss per share............................   $       (0.35)  $       (3.75)  $       (1.83)
                                                                   ==============  ==============  ==============

                        COVAD COMMUNICATIONS GROUP, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

       If the Company had reported net income, the calculation of historical diluted earnings per share would have included an additional 8,574,189, 43,282,296 and 26,517,674 common equivalent shares related to the outstanding stock options and warrants not included above (determined using the treasury stock method) for the years ended December 31, 1997, 1998 and 1999, respectively.

       KEY SUPPLIERS

       The Company is dependent on limited source suppliers for certain equipment used to provide its services. The Company has generally been able to obtain an adequate supply of equipment. In addition, the Company believes that there are alternative suppliers for the equipment used to provide its services. However, an extended interruption in the supply of equipment currently obtained from limited source suppliers could adversely affect the Company's business and results of operations.

       ACCOUNTS RECEIVABLE ALLOWANCE

       The Company's reserve for uncollectible accounts receivable was $220,000 and $2,857,000 at December 31, 1998 and 1999, respectively. No significant charges were made against this reserve as of December 31, 1999.

       BUSINESS SEGMENTS

       For management purposes, the Company is viewed as one entity with a Chief Executive Officer ("CEO"), who is the Chief Operating Decision Maker. Financial position and results of operations for the entity are provided to the CEO in a format similar to the accompanying financial statements. The Company's management makes financial decisions and allocates resources based on these financial statements.

       SHORT-TERM INVESTMENTS

       At December 31, 1999, all of the Company's investments were classified as available for sale. Investments were also classified as short-term, as their maturing date was less than one year from the balance sheet date. Management determines the appropriate classification of investments at the time of purchase and reevaluates such designation at the end of each period. Unrealized gains and losses on short-term investments as of December 31, 1999, are included as a separate component of stockholders' equity, net of any related tax effect. The amount of realized gains or losses for the years ended December 31, 1997, 1998 and 1999 was not significant.

       The following table summarizes the Company's investments:

                                                                         DECEMBER 31, 1999
                                                          -------------------------------------------------
                                                                         GROSS       GROSS
                                                           AMORTIZED   UNREALIZED  UNREALIZED
                                                             COST        GAINS       LOSSES    FAIR VALUE
                                                          -----------  ----------- -----------  -----------
                                                                          (AMOUNT IN $000'S)

Commercial paper.......................................   $  373,007   $      125          --   $  373,132
Corporate notes........................................       53,767           --        (596)      53,171
Equity securities......................................       32,200       92,816          --      125,016
                                                          -----------  ----------- -----------  -----------
Total available for sale securities....................   $  458,974   $   92,941  $     (596)  $  551,319
                                                          ===========  =========== ===========  ===========

       The company also had a net unrealized loss of $168,000 on cash and cash equivalents and an unrealized loss of $920,000 on long term U.S. Treasury investments, classified as Restricted Cash on the Company's balance sheet.

2.     DEBT

       On March 11, 1998, the Company completed a private placement (the "1998 Private Offering") through the issuance of 260,000 units (the "Units"), each unit consisting of $1,000 in principal amount at maturity of 13 1/2% Senior Discount Notes due 2008 (the "1998 notes") and one warrant, initially exercisable to purchase 43.7346 shares of Common Stock, $0.001 par value, of the Company (the "Unit Warrants"). Net proceeds from the 1998 Private Offering were approximately $129.6 million, after transaction costs of approximately $5.5 million.

                        COVAD COMMUNICATIONS GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     The principal amount of the 1998 notes will accrete from the date of issuance at the rate of 13 1/2% per annum through March 15, 2003, compounded semi-annually, and thereafter bear interest at the rate of 13 1/2% per annum, payable semi-annually, in arrears on March 15 and September 15 of each year, commencing on September 15, 2003. The 1998 notes are unsecured senior obligations of the Company that will mature on March 15, 2008. The 1998 notes will be redeemable at the option of the Company at any time after March 15, 2003 plus accrued and unpaid interest thereon, if any, to the redemption date.

     The 1998 notes were originally recorded at approximately $126.9 million, which represents the $135.1 million in gross proceeds less the approximate $8.2 million value assigned to the Unit Warrants, which is included in additional paid-in capital. The value assigned to the Unit Warrants, representing debt discount, is being amortized over the life of the 1998 notes. Debt issuance costs were incurred through the issuance of additional warrants associated with the commitment of equity by certain investors. The debt issuance costs are also being amortized over the life of the 1998 notes. For the years ended December 31, 1998 and 1999, the accretion of the 1998 notes and the amortization of debt discount and debt issuance costs was $16.0 million and $22.3 million, respectively, of which $15.1 million and $21.0 million, respectively, is included in interest expense and $900,000 and $1.3 million, respectively, is capitalized in property, plant and equipment.

     The Unit Warrants have ten year terms, have exercise prices of $0.0022 per share (subject to adjustment in certain events), contain net exercise provisions and are currently exercisable.

     On February 18, 1999, the Company completed the issuance of $215.0 million senior debt notes (the "1999 notes"). Net proceeds from the 1999 notes were approximately $205.0 million after transaction costs of approximately $9.9 million, which are being amortized over the life of the notes. Amortization expense related to the transaction cost was $827,000 for year ended December 31,1999. The principal amount of the 1999 notes bears interest at the rate of 12 1/2% per annum through February 15, 2009, compounded semi-annually, and thereafter bears interest at the rate of 12 1/2% per annum, payable semi-annually, in arrears on February 15 and August 15 of each year, commencing on August 15, 1999. The 1999 notes are unsecured senior obligations of the Company that will mature on February 15, 2009. The notes will be redeemable at the option of the Company at any time after February 15, 2004 at stated redemption prices plus accrued and unpaid interest thereon.

     The Company purchased approximately $74.1 million of government securities from the net proceeds, representing sufficient funds to pay the first six scheduled interest payments on the 1999 notes. These government securities are pledged as security for repayment of interest on the 1999 notes.

     On June 1, 1999, the Company completed an offer to exchange all outstanding 12 1/2% senior notes due February 15, 2009 for 12 1/2% senior notes due February15, 2009, which have been registered under the Securities Act of 1933.

3.   CAPITAL LEASES

     The Company has entered into capital lease arrangements to finance the acquisition of certain operating assets, two of which have bargain purchase options. The original principal value of these leases totaled $865,000 as of December 31, 1999, and was equivalent to the fair value of the assets leased.

     Future minimum lease payments under capital leases are as follows:

               YEAR ENDING DECEMBER 31,
               ------------------------
               2000................................. $ 294,000
               2001.................................    44,000
               2002.................................     4,000
               Thereafter...........................        --
                                                     ---------
                                                       342,000

               Less amount representing interest....   (30,000)
               Less current portion.................  (268,000)
                                                     ---------
               Total long-term portion.............. $  44,000
                                                     =========

                        COVAD COMMUNICATIONS GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     Accumulated amortization for equipment under capital leases is reflected in accumulated depreciation and amortization for property and equipment.

4.   OPERATING LEASES

     The Company leases vehicles, equipment, and office space under various operating leases. Future minimum lease payments by year under operating leases are as follows:

               YEAR ENDING DECEMBER 31,
               ------------------------
               2000..............................    5,852,000
               2001..............................    5,713,000
               2002..............................    5,023,000
               2003..............................    3,875,000
               2004..............................    3,292,000
               Thereafter........................    2,326,000
                                                   -----------
                    Total........................  $26,081,000
                                                   ===========

     Rental expense on operating leases totaled $131,000, $1,507,000 and $4,302,000 for the years ended December 31, 1997, 1998, and 1999, respectively.

5.   STOCKHOLDERS' EQUITY

     STRATEGIC INVESTMENT

     In January 1999, the Company entered into strategic relationships with AT&T Corp. ("AT&T"), NEXTLINK Communications, Inc. ("NEXTLINK") and Qwest Communications Corporation ("Qwest"). As part of these strategic relationships, the Company received equity investments totaling approximately $60 million. The Company recorded intangible assets of $28.7 million associated with these transactions which will be amortized over periods of three to six years. For the year ended December 31, 1999, amortization expense totaled $8.2 million.

     INITIAL PUBLIC OFFERING

     On January 27, 1999, the Company completed the initial public offering
(IPO) of 20,182,500 shares of the Company's Common Stock at a price of $8.00 per share. Net proceeds to the Company from the offering were $150.2 million after deducting underwriting discounts and commissions and offering expenses payable by the Company. As a result of the offering, 41,053,864 shares of the Common Stock and 6,379,177 shares of the Class B Common Stock (which are convertible into 14,353,148 shares of Common Stock) were issued upon the conversion of Preferred Stock, 133,587 shares of Common Stock were issued for cumulative but unpaid dividends on Series A and Series B Preferred Stock and 4,049,439 shares of Common Stock were issued upon the exercise of common warrants.

     SECONDARY OFFERING

     On June 23, 1999, the Company completed a public offering of 12,937,500 shares of Common Stock sold by certain stockholders of the Company. The Company did not sell any shares in this offering. Accordingly, there were no net proceeds to the Company from this offering. The Company incurred offering expenses of approximately $600,000.

     SECOND PUBLIC OFFERING

     On November 3, 1999 the Company completed a public offering of 22,425,000 shares of Common Stock sold by the Company and certain stockholders of the Company. The net proceeds to the Company from this offering were $568.8 million after deducting underwriting discounts and commissions and offering expenses.

                        COVAD COMMUNICATIONS GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     COMMON STOCK

     Shares of Common Stock outstanding at December 31, 1998 and December 31,1999 were 26,491,494 and 132,331,316 shares, respectively, of which 10,739,437 and 6,679,313 shares, respectively, remain subject to repurchase provisions which generally lapse over a four-year period from the date of issuance. Shares of Class B Common Stock outstanding at December 31, 1998 and December 31, 1999 were 0 and 6,379,177, respectively, of which no shares remain subject to repurchase.

     Common Stock reserved for future issuance as of December 31, 1999 is as follows:

               Outstanding options................. 24,522,633
               Options available for grant.........  1,905,080
               Employee stock purchase plan........  2,872,836
               Warrants outstanding................  1,995,041
                                                    ----------
                    Total.......................... 31,295,590
                                                    ==========

PREFERRED STOCK DIVIDENDS

     The holders of Series A, Series B and Series C were entitled to receive in any fiscal year, dividends at the rate of $0.0111 per share, $0.0267 per share and $0.1487 per share, respectively, payable in preference and priority to any payment of dividends on Common Stock. The rights to such dividends were cumulative and accrue to the holders to the extent they were not declared or paid and were payable, in cash or Common Stock, only in the event of a liquidation, dissolution or winding up of the Company, or other liquidity event (as defined in the Certificate of Incorporation). The cumulative dividends at December 31, 1998 and December 31,1999 for Preferred Stock were approximately $1,085,000 and $ 1,146,000, respectively, which were converted into 133,587 shares of Common Stock in connection with the IPO.

6. EMPLOYEE BENEFIT PLANS

DEFINED CONTRIBUTION PLAN

     Effective September 1, 1997, the Company adopted a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code which covers substantially all employees. Eligible employees may contribute amounts to the plan, via payroll withholding, subject to certain limitations. The Company does not match contributions by plan participants.

1998 EMPLOYEE STOCK PURCHASE PLAN

     In January 1999, the Company adopted the 1998 Employee Stock Purchase Plan. The Company has reserved a total of 3,375,000 shares of Common Stock for issuance under the plan. Eligible employees may purchase Common Stock at 85% of the lesser of the fair market value of the Company's Common Stock on the first day of the applicable twenty-four month offering period or the last day of the applicable six month purchase period.

STOCK OPTION PLANS

     In 1997, the Company adopted the Covad Communications Group, Inc. 1997 Stock Plan (the "Plan"). The Plan provides for the grant of stock purchase rights and options to purchase shares of Common Stock to employees and consultants from time to time as determined by the Board of Directors. The options expire from two to eight years after the date of grant. As of December 31, 1999 the Plan has reserved 34,920,770 shares of the Company's Common Stock for sale and issuance under the Plan at prices to be determined by the Board of Directors.

                        COVAD COMMUNICATIONS GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     The following table summarizes stock option activity for the year ended December 31, 1997, 1998 and December 31, 1999:

                                                                 NUMBER OF SHARES OF     OPTION PRICE
                                                                    COMMON STOCK          PER SHARE
                                                                --------------------  ------------------

     Granted..................................................      8,648,438           $0.022  -  $0.03
     Exercised................................................        (13,500)              --  -  $0.02
     Cancelled................................................        (60,750)          $0.022  -  $0.03
                                                                -------------         ------------------
     Balance as of December 31, 1997..........................      8,574,188           $0.022  -  $0.03
     Granted..................................................     21,077,955           $0.067  -  $5.44
     Exercised................................................       (466,863)          $0.022  -  $0.45
     Cancelled................................................     (1,627,730)          $0.022  -  $5.29
                                                                -------------         ------------------
     Balance as of December 31, 1998..........................     27,557,550           $0.022  -  $5.44
     Granted..................................................      8,774,658           $0.007  - $44.67
     Exercised................................................     (8,012,683)          $0.007  - $38.17
     Cancelled................................................     (3,796,892)          $0.147  - $43.42
                                                                -------------         ------------------
     Balance as of December 31, 1999..........................     24,522,633          $0.0007  - $44.67
                                                                =============         ==================

     The following is a summary of the status of stock options outstanding at December 31, 1999:

                             OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                  -----------------------------------------  -------------------------
                                 WEIGHTED-     WEIGHTED-                  WEIGHTED-
     EXERCISE      NUMBER OF   AVERAGE LIFE     AVERAGE      NUMBER OF     AVERAGE
   PRICE RANGE      SHARES      REMAINING    EXERCISE PRICE   SHARES    EXERCISE PRICE
----------------  -----------  ------------  --------------  ---------  --------------
$ .007 - $ 6.33    16,509,627      6.1          $  1.14      3,592,692    $   1.05
$ 1.33 - $12.67     1,704,315      7.0          $  7.55        326,487    $   7.55
$12.67 - $19.00        25,614      7.1          $ 18.61          2,757    $  18.61
$19.00 - $25.33        34,500      7.1          $ 20.96          5,502    $  20.91
$25.33 - $31.67     2,944,256      7.4          $ 28.41        166,840    $  28.38
$31.67 - $38.00     1,754,922      7.5          $ 34.50         65,499    $  36.21
$38.00 - $44.33     1,534,774      7.3          $ 40.69        151,818    $  40.23
$44.33 - $50.67        14,625      5.6          $ 44.67          2,432    $  44.67
                  -----------   -----------  --------------  ---------   -------------
                   24,522,633      6.5          $  9.79      4,314,027    $   4.57
                  ===========   ===========  ==============  =========   =============

     During the year ended December 31, 1997, the Company recorded deferred compensation of $906,000 as a result of granting stock options and issuing restricted stock with exercise or issue prices per share below the revised fair value per share of the Company's Common Stock at the date of grant or issuance. This amount was recorded as a reduction of stockholders' equity and is being amortized as a charge to operations over the vesting period of the applicable options using a graded vesting method. Such amortization was $295,000 for the year ended December 31, 1997. During the year ended December 31, 1998, the company recorded additional deferred compensation of approximately $8.1 million. Amortization of deferred compensation during this same period was approximately $4.0 million. During the year ended December 31, 1999, the Company recorded additional deferred compensation of approximately $6.6 million. Amortization of deferred compensation during this same period was approximately $4.8 million.

STOCK-BASED COMPENSATION

     Pro forma information regarding the results of operations and net loss per share is required by FAS 123, which also requires that the information be determined as if the Company had accounted for its employee stock options using the fair value method of FAS 123. The fair value of each option granted is estimated on the date of grant using the Black Scholes valuation model.

     The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25,

                        COVAD COMMUNICATIONS GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

when the exercised price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value of the estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For the years ended December 31, 1997, 1998 and 1999, the fair value of the Company's stock-based awards to employees was estimated using the following weighted average assumptions:

                                                     1997    1998    1999
                                                   ------- -------- -------
     Expected life of options in years.............   4.0     4.0     4.0
     Volatility.................................... 123.5%  123.5%  123.5%
     Risk-free interest rate.......................   7.0%    7.0%    7.0%
     Expected dividend yield........................  0.0%   0.00%   0.00%

     The weighted average fair value of stock options granted during the years ended December 31, 1997, 1998 and 1999 was $0.11, $0.91 and $9.79 per share, respectively. For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period which would result in an increase in net loss of approximately $12,000, $1.7 million and $35.2 million for the years ended December 31, 1997, 1998 and 1999, respectively. The result of applying FAS 123 to the Company's option grants was not material to the results of operations or loss per share for the year ended December 31, 1997 and would have increased the net loss per share by $0.20 per share and $0.49 per share for the year ended December 31, 1998 and 1999, respectively.

     The pro forma impact of options on the net loss for the years ended December 31, 1997, 1998, and 1999 is not representative of the effects on net loss for future years, as future years will include the effects of additional years of stock option grants.

7. RELATED PARTY TRANSACTIONS

     The Company purchases equipment from a supplier which is partially owned by an investor in the Company. Purchases from this supplier totaled $85,000, $5,844,000 and $45,695,000 for the years ending December 31, 1997, 1998 and
1999, respectively. During 1999, an unrelated party acquired this supplier, as such, the Company had no financial interest in them by year end December 31,1999. In addition, the Company acquired an interest in a new supplier. Purchases from this new supplier totaled $3,401,000 for the year ended December 31, 1999.

8. LEGAL PROCEEDINGS

     The Company is engaged in a variety of negotiations, arbitrations and regulatory and court proceedings with multiple traditional telephone companies. These negotiations, arbitrations and proceedings concern the traditional telephone companies' denial of physical central office space to the Company in certain central offices, the cost and delivery of central office spaces, the delivery of transmission facilities and telephone lines, billing issues and other operational issues. For example, the Company is currently involved in commercial arbitration proceedings with Pacific Bell over these issues. The Company has also filed a lawsuit against Pacific Bell and certain of its affiliates, including SBC Communications, in federal court. The Company is pursuing a variety of contract, tort, and antitrust and other claims, such as violations of the Telecommunications Act, in these proceedings. In November 1998, the Company prevailed in its commercial arbitration proceeding against Pacific Bell. The arbitration panel found that Pacific Bell breached its interconnection agreement with the Company and failed to act in good faith on multiple counts. The arbitration panel ruled in favor of awarding the Company direct damages, as well as attorneys fees and costs of the arbitration. Pacific Bell is currently attempting to have the decisions vacated. Meanwhile, the arbitration panel is evaluating the Company's claim.

                        COVAD COMMUNICATIONS GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     The Company also filed a lawsuit against Bell Atlantic and its affiliates in federal court and is pursuing antitrust and other claims in this lawsuit. In addition, Bell Atlantic has separately filed suit against the Company asserting infringement of a patent issued to them in September 1998 entitled "Variable Rate and Variable Mode Transmission System." However, on February 18, 2000 the court issued a summary judgement ruling holding that the Company had not infringed Bell Atlantic's patent. The Company anticipates that Bell Atlantic may appeal this decision and, while the Company expects that it would prevail on an appeal, the outcome of such an appeal is uncertain.

     A former employee of the Company has filed a complaint against the Company in California Superior Court, alleging that he was terminated wrongfully and is entitled to commissions and other amounts arising from his employment. The Company believes that this employee resigned and that it does not owe him any money, but litigation is unpredictable and there is no guarantee the Company will prevail. Another group of former employees of the Company have filed a Complaint against the Company in California Superior Court alleging that they were terminated wrongfully and are entitled to other amounts arising from their employment. The Company believes it has valid defenses and does not own them any money, but litigation is unpredictable and there is no guarantee the Company will prevail. Failure to resolve these various legal disputes and controversies without excessive delay and cost and in a manner that is favorable, could significantly harm the business.

     The Company is not currently engaged in any other legal proceedings that it believes could have a material adverse effect on the Company's business, prospects, operating results and financial condition. The Company is subject to state commission, FCC and court decisions as they relate to the interpretation and implementation of the 1996 Telecommunications Act, the interpretation of competitive telecommunications company interconnection agreements in general and the Company's interconnection agreements in particular. In some cases, the Company may be deemed to be bound by the results of ongoing proceedings of these bodies or the legal outcomes of other contested interconnection agreements that are similar to our agreements. The results of any of these proceedings could harm the business.

9. SUBSEQUENT EVENTS

     On January 28, 2000, the Company completed a private placement of $425.0 million aggregate principal amount of the Company's 12% senior notes (the "2000 notes") due 2010. The 2000 notes are unsecured senior obligations of the Company maturing on February 15, 2010 and are redeemable at the option of the Company any time after February 15, 2005 at stated redemption prices plus accrued and unpaid interest thereon. Net proceeds from the 2000 notes were approximately $413.3 million, after discounts, commissions and other transaction costs of approximately $11.7 million. The discount and debt issuance costs are being amortized over the life of the 2000 notes. These notes were sold in a private placement under Rule 144A and Regulation S under the Securities Act of 1933, as amended.

     The Company has filed a registration statement covering an offer to exchange new registered 12% senior notes due February 15, 2010 for all outstanding 12% senior notes due February 15, 2010.

     On February 15, 2000 the Company's Board of Directors adopted a Stockholder Protection Rights Plan under which stockholders received one right for each share of the Company's Common Stock or Class B Common Stock owned by them. The rights become exercisable, in most circumstances, upon the accumulation by a person or group of 15% or more of the Company's outstanding shares of Common Stock. Each right entitles the holder to purchase from the Company, as provided by the Stockholder protection Rights Agreement, one one-thousandth of a share of Participating Preferred Stock, par value $.001 per share, for $400.00, subject to adjustment.

     On March 7, 2000, the Company announced a 3-for-2 stock split, which was effectuated through a stock dividend. The Company's Common Stock began trading on a split adjusted basis on April 3, 2000. All share and per share numbers in the accompanying consolidated financial statements have been retroactively adjusted to reflect this split.

     On March 20, 2000 the Company completed the acquisition of Laser Link.Net, a leading provider of branded internet access, based in Media, Pennsylvania in a transaction to be accounted for as a purchase. Under the acquisition agreement, the Company issued 6.45 million shares of common stock and stock options for all Laser Link.Net outstanding, common

                        COVAD COMMUNICATIONS GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

shares and stock options, plus assumption of all outstanding debt. The Company anticipates that this acquisition will allow the Company to provide a turnkey broadband access solution to companies and affinity groups who want to offer broadband internet services to their customers, members, or affiliates. Laser Link.Net currently provides a similar service using dial-up access. The total consideration related to the acquisition, was approximately $411.1 million.

                        COVAD COMMUNICATIONS GROUP, INC.
                           CONSOLIDATED BALANCE SHEETS
             (AMOUNTS IN 000'S, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                                                                    MARCH 31,
                                                                                                       2000
                                                                                                   -------------
                                             ASSETS
CURRENT ASSETS:
Cash and cash equivalents.......................................................................   $    589,145
Accounts receivable, net........................................................................         18,351
Short term investments..........................................................................        473,644
Unbilled revenue................................................................................          7,774
Inventories.....................................................................................         13,162
Prepaid expenses................................................................................         12,053
Other current assets............................................................................          5,317
                                                                                                   -------------
     Total current Assets.......................................................................      1,119,446
PROPERTY AND EQUIPMENT:
Networks and communication equipment............................................................        312,707
Computer equipment..............................................................................         37,107
Furniture and fixtures..........................................................................          7,615
Leasehold improvements..........................................................................         17,524
Land............................................................................................          1,195
                                                                                                   -------------
                                                                                                        376,148

Less accumulated depreciation and amortization..................................................        (46,989)
                                                                                                   -------------
   Net property and equipment...................................................................        329,159
OTHER ASSETS:
Restricted cash.................................................................................         51,476
Deposits........................................................................................          1,509
Deferred debt issuance costs (net)..............................................................         23,569
Deferred charge (net)...........................................................................         18,438
Goodwill and other intangible assets (net)......................................................        395,248
Other long term assets..........................................................................          8,608
                                                                                                   -------------
     Total other assets.........................................................................        498,848
                                                                                                   -------------
     Total assets...............................................................................   $  1,947,453
                                                                                                   =============

                              LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:

Accounts payable................................................................................   $     77,451
Unearned revenue................................................................................          8,754
Accrued network costs...........................................................................          7,492
Other accrued liabilities.......................................................................         45,167
Current portion of capital lease obligations....................................................            210
                                                                                                   -------------
     Total current liabilities..................................................................        139,074

Long-term debt (net of discount)................................................................        805,619
Long-term capital lease obligations.............................................................             35
Other Long-term liabilities.....................................................................         17,900
                                                                                                   =============
     Total liabilities..........................................................................        962,628
STOCKHOLDERS' EQUITY:
Preferred stock ($0.001 par value):
   Authorized shares--5,000,000
   Issued and outstanding shares-none...........................................................             --
Common stock ($0.001 par value):
   Authorized shares--190,000,000
   Issued and outstanding shares--148,028,308 ...................................................           148
Common stock--Class B ($0.001 par value):
   Authorized shares--10,000,000 at December 31, 1999
   Issued and outstanding shares--1,594,794......................................................             2
Additional paid-in capital......................................................................      1,252,781
Deferred compensation...........................................................................         (7,414)
Accumulated other comprehensive income..........................................................         92,663
Accumulated deficit.............................................................................       (353,355)
                                                                                                   -------------
     Total stockholders' equity.................................................................        984,825
                                                                                                   -------------
     Total liabilities and stockholders' equity.................................................   $  1,947,453
                                                                                                   =============

   THE ACCOMPANYING NOTES ARE AND INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                        COVAD COMMUNCIATIONS GROUP, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
             (AMOUNTS IN 000'S, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                                   THREE MONTHS ENDED MARCH 31,
                                                                                   ------------------------------
                                                                                       1999            2000
                                                                                   -------------  ---------------
Revenues........................................................................   $      5,596   $       41,807
Operating expenses:
     Network and product costs..................................................          4,960           31,349
     Sales, marketing, general and administrative ..............................         18,113           89,171
     Amortization of deferred compensation......................................          1,653            1,186
     Depreciation and amortization..............................................          4,647           20,782
                                                                                   -------------  ---------------
         Total operating expenses...............................................         29,373          142,488
                                                                                   -------------  ---------------
Loss from operations............................................................        (23,777)        (100,681)
Interest income (expense):
     Interest income............................................................          3,509           13,828
     Interest expense...........................................................         (8,636)         (21,371)
                                                                                   -------------  ---------------
     Net interest income (expense)..............................................         (5,127)          (7,543)
Other income....................................................................             --              999
                                                                                   -------------  ---------------
Net loss........................................................................        (28,904)        (107,225)
     Preferred dividends........................................................         (1,146)              --
                                                                                   -------------  --------------
Net loss attributable to common stockholders....................................   $    (30,050)  $     (107,225)
                                                                                   =============  ===============
Basic and diluted net loss per common stock share...............................   $      (0.37)  $        (0.73)
                                                                                   =============  ===============
Weighted average shares used in computing basic and diluted net loss per share..     80,432,965      146,967,581
                                                                                   =============  ===============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                        COVAD COMMUNICATIONS GROUP, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (AMOUNTS IN 000'S)
                                   (UNAUDITED)

                                                                                          THREE MONTHS ENDED
                                                                                               MARCH 31,
                                                                                       --------------------------
                                                                                          1999          2000
                                                                                       ------------  ------------
Net Cash Used In Operating Activities................................................. $   (15,254)  $   (17,044)

Investing Activities:
Purchase of resticted investments....................................................      (74,103)           --
Redemption of restriced investments..................................................           --        13,438
Sale of investments..................................................................           --        79,081
Deposits.............................................................................          (11)         (378)
Other long-term assets...............................................................       (6,132)         (784)
Purchase of property and equipment...................................................      (42,802)     (110,652)
Cash acquired through acquisitions...................................................           --         3,948
Acquisitions of business, net of cash acquired.......................................           --       (14,903)
                                                                                       ------------  ------------
Net cash used in investing activities................................................     (123,048)      (30,250)

Financing Activities:
Net proceeds from issuance of long-term debt.........................................      205,094       413,269
Principal payments under capital lease obligations...................................          (65)          (67)
Proceeds from common stock issuance, net of offering costs...........................      150,703         7,199
Proceeds from preferred stock issuance...............................................       60,000            --
Preferred dividends..................................................................          (77)           --
                                                                                       ------------  ------------
Net cash provided by financing activities............................................      415,655       420,401
                                                                                       ------------  ------------
Net increase in cash and cash equivalents............................................      277,353       373,107
Cash and cash equivalents at beginning of period.....................................       64,450       216,038
                                                                                       ------------  ------------
Cash and cash equivalents at end of period...........................................  $   341,803   $   589,145
                                                                                       ============  ============
Supplemental disclosures of cash flow information:
   Cash paid during the period for interest..........................................  $        --   $    13,257
                                                                                       ============  ============
Supplemental schedule of non-cash investing and financing activities:
   Common Stock Issued for preferred dividends.......................................  $        --   $        --
                                                                                       ============  ============
   Issuance of Common Stock for acquisition of business..............................  $        --   $   391,968
                                                                                       ============  ============

                        COVAD COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates. The consolidated financial statements of the Company include the accounts of all of its wholly-owned subsidiaries. There were no intercompany accounts and transactions which required elimination.

     The consolidated financial statements at March 31, 2000 and for the three month period ended March 31, 1999 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of financial position and operating results. Operating results for the three month periods ended March 31, 2000 and 1999 are not necessarily indicative of results that may be expected for any future periods.

     The information included in this report should be read in conjunction with the Company's audited consolidated financial statements and notes thereto included in the Company's 1999 Annual Report on Form 10-K.

     LOSS PER SHARE

     Basic loss per share is computed by dividing loss applicable to common stockholders by the weighted average number of shares of the Company's common stock ("Common Stock"), after giving consideration to shares subject to repurchase, outstanding during the period.

     Diluted loss per share is determined in the same manner as basic earnings per share except that the number of shares is increased assuming exercise of dilutive stock options and warrants using the treasury stock method. The diluted earnings per share amount is the same as basic loss per share, which has not been reported because the Company has a net loss and the impact of the assumed exercise of the stock options and warrants is not dilutive.

     The consolidated financial statements applicable to the prior periods have been restated to reflect a two-for-one stock split effective May 1998, a three-for-two stock split effective August 1998, a three-for-two stock split effective May 1999, and a three-for-two stock split effective April 2000.

     The following table presents the calculation of basic and diluted net loss per share (in thousands, except share and per share amounts):


                                                                                   THREE MONTHS ENDED MARCH 31,
                                                                                   ------------------------------
                                                                                       1999             2000
                                                                                   --------------   --------------
Net loss.........................................................................  $     (28,904)   $   (107,225)
   Preferred dividends...........................................................         (1,146)             --
                                                                                   --------------   --------------
Net loss available to common stockholders........................................  $     (30,050)   $   (107,225)
Basic and diluted:
Weighted average shares of common stock outstanding..............................     90,269,528     151,996,934
Less: Weighted average shares subject to repurchase..............................      9,836,562       5,029,353
                                                                                   --------------   --------------
Weighted average shares used in computing basic and diluted net loss per share...     80,432,966     146,967,581
                                                                                   --------------   --------------
Basic and diluted net loss per share.............................................  $       (0.37)   $      (0.73)
                                                                                   ==============   ==============

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), which establishes accounting and reporting standards for derivative instruments and activities. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair

                        COVAD COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

value. The Company will be required to adopt FAS 133 effective January 1, 2001. Management of the Company does not believe the adoption of this statement will have a material effect on the Company's consolidated financial position, results of operations or cash flows.

     Staff Accounting Bulletin 101 "Revenue Recognition in Financial Statements," ("SAB 101") which was issued in December 31, 1999 by the Securities and Exchange Commission. SAB 101 provides that, in certain circumstances, revenues which are received in the first month of a contract might have to be recognized over an extended period of time, instead of in the first month of the contract. Due to complications surrounding the implementation of SAB 101, the SEC has deferred the implementation date of certain provisions of SAB 101 until no later than the quarter ended December 31, 2000 with retroactive application to the beginning of the Company's fiscal year. This extension will allow the Company and other companies impacted by this Bulletin adequate time to fully understand the broader implications of SAB 101 and to respond accordingly.

2.   COMPREHENSIVE INCOME

     Comprehensive income for the three months ended March 31, 1999 and 2000 was as follows (in thousands):


                                                                                            THREE MONTHS ENDED
                                                                                                MARCH 31,
                                                                                          -----------------------
                                                                                            1999         2000
                                                                                          ----------  -----------
Net loss...............................................................................   $ (28,904)  $ (107,225)
Unrealized holding gains, net of tax effect............................................          --       92,663
                                                                                          ----------  -----------
Comprehensive income...................................................................   $ (28,904)  $  (14,562)
                                                                                          ==========  ===========

3.   SHORT-TERM INVESTMENTS

     At March 31, 2000, all of the Company's investments were classified as available for sale. Investments were also classified as short-term, as their maturing date was less than one year from the balance sheet date. Management determines the appropriate classification of investments at the time of purchase and re-evaluates such designation at the end of each period. Unrealized gains and losses on short-term investments as of March 31, 2000 are included as a separate component of stockholders' equity, net of any related tax effect. The amount of realized gains or losses for the three months ended March 31, 2000 and March 31, 1999 was not significant.

     The following table summarizes the Company's investments:


                                                                   GROSS       GROSS
                                                                 AMORTIZED   UNREALIZED   UNREALIZED
MARCH 31, 2000                                                     COST        GAINS        LOSSES    FAIR VALUE
                                                                -----------  -----------  ----------  -----------
                                                                              (AMOUNTS IN $000'S)
Commercial paper..............................................  $  133,870   $       --   $     (10)  $  133,860
Corporate notes...............................................       8,340           --         (24)       8,316
U.S. Treasurey & Agency notes.................................     182,142           --          (9)     182,133
Equity securities.............................................      55,113       94,222          --      149,335
                                                                -----------  -----------  ----------  -----------
Total available for sale securities...........................  $  379,465   $   94,222   $     (43)  $  473,644
                                                                ===========  ===========  ==========  ===========

     The company had a net unrealized loss of $844,000 on long term U.S. Treasury investments at March 31, 2000 classified as restricted cash on the accompanying consolidated balance sheet. The Company also had a net unrealized loss on cash and cash equivalents of $672,000 at March 31, 2000.

4.   ACQUISITIONS

     On March 20, 2000, the Company completed the acquisition of LaserLink.net, a leading provider of branded Internet access, based in Media, Pennsylvania in a transaction to be accounted for as a purchase. The Company anticipates that this acquisition will allow the Company to provide a turnkey broadband access solution to companies and affinity groups who want to offer broadband Internet services to their customers, members, or affiliates. LaserLink.net currently provides a similar service using dial-up access.

                        COVAD COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

     The amounts allocated to purchased research and development were determined through established valuation techniques in the high technology Internet industry and were expensed upon acquisition, because technological feasibility had not been established and no future alternative uses existed. The values assigned to purchased in-process technology were determined by identifying the on-going research projects for which technological feasibility had not been achieved and assessing the state of completion of the research and development effort. The state of completion was determined by estimating the costs and time incurred to date relative to those costs and time to be incurred to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows only from the percentage of research and development efforts complete at the date of acquisition, and discounting the net cash flows back to their present value. The discount rate included a factor that took into account the uncertainty surrounding the successful development of the purchased in-process technology projects.

     To determine the values of purchased technology, the expected future cash flows of the existing developed technologies were discounted taking into account the characteristics and applications of the product.

     To determine the value of the customer base, the expected future cash flows from customer payments were discounted back to their present value taking into account, the length of contracts, payment terms, expected life cycle of a customer relationship, and the level of internet usage.

     To determine the values of the acquired workforce, it was concluded all employees would require significant cost to replace and train. Then each employee's partially burdened cost (salary, benefits, facilities), the cost the train the employee, and the recruiting costs (locating, interviewing, and hiring) were estimated. These costs were then aggregated and tax-affected to estimate the value of the assembled workforce.

     Amounts allocated to purchased technology, goodwill and other intangible assets for the business acquisitions that follow are being amortized on a straight-line basis over a period of five years.

     The purchase consideration consisted of approximately 5.0 million shares of common stock with a value of $307.9 million, 1.45 million shares of common stock to be issued upon the exercise of outstanding Laser Link.Net options assumed as part of the merger with a value of $84.1 million, and $15.5 million in acquisitions costs. The purchase consideration of the acquired assets were allocated based on fair values as follows (in thousands):

Purchased in-process research and development charged to operations..$    3,726
Net assets acquired..................................................     5,132
Developed and core technology........................................    13,023
Customer base........................................................    28,552
Acquired workforce...................................................     1,141
Goodwill.............................................................   355,880
                                                                     -----------
Total purchase consideration.........................................$  407,454
                                                                     ===========
     The pro forma results of operations for the three months ended March 31, 2000 and 1999, for Laser Link were not significant.

5.   DEBT

     On January 28, 2000, the Company completed a private placement of $425.0 million aggregate principal amount of the Company's 12% senior notes (the "2000 notes') due 2010 and are redeemable at the option of the Company any time after February 15, 2005 at stated redemption prices plus accrued and unpaid interest thereon.

     Net proceeds from the 2000 Notes were approximately $413.3 million, after discounts, commissions and other transaction costs of approximately $11.7 million. The discount and debt issuance costs are being amortized over the life of the 2000 Notes. For the three months ended March 31, 2000, the amortization of debt discount and debt issuance costs was $205,000.

                        COVAD COMMUNICATIONS GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

6.   STOCKHOLDERS' EQUITY

     STRATEGIC INVESTMENT:

     In January 1999, the Company entered into strategic relationships with AT&T Corp. ("AT&T"), NEXTLINK Communications, Inc. ("NEXTLINK") and Qwest Communications Corporation ("Qwest"). As part of these strategic relationships, the Company received equity investments totaling approximately $60 million. The Company recorded intangible assets of $28.7 million associated with these transactions which will be amortized over periods of three to six years.

     INITIAL PUBLIC OFFERING:

     On January 27, 1999, the Company completed the IPO of 20,182,500 shares of the Company's common stock at a price of $8.00 per share. Net proceeds to the Company from the IPO were $150.2 million after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. As a result of the IPO, 41,053,865 shares of Common Stock and 6,379,177 shares of Class B Common Stock (which are convertible into 14,353,148 shares of Common Stock) were issued upon the conversion of Preferred Stock, 133,587 shares of Common Stock were issued for cumulative but unpaid dividends on series A and series B Preferred Stock and 4,049,039 shares of Common Stock were issued upon the exercise of common warrants.

     SECONDARY PUBLIC OFFERING:

     On June 23, 1999, the Company completed a public offering of 12,937,500 split adjusted shares of Common Stock sold by certain stockholders of the Company. The Company did not sell any shares in this offering. Accordingly, there were no net proceeds to the Company from this offering. The Company incurred offering expenses of approximately $600,000.

     SECOND PUBLIC OFFERING:

     On November 3, 1999 the Company completed a public offering of 22,425,000 shares of common stock sold by the Company and certain stockholders of the Company. The net proceeds to the Company from this offering are estimated to be approximately $568.8 million after deducting underwriting discounts and commissions and estimated offering expenses.

7.   SUBSEQUENT EVENTS

     On May 16, 2000, the Company announced that the American Arbitration Association issued its Intended Award of Damages in arbitration hearings against Pacific Bell for violations of the Telecommunications Act of 1996. The arbitrators awarded the Company $27.2 million plus attorneys' fees and costs which is in addition to the panel's January 1999 interim decision to award the Company $257,166 in damages and $474,995 in attorneys' fees and costs. In November 1998, the arbitrators determined that Pacific Bell had violated the Telecomm Act as well as its contract by failing to timely deliver collocation space and operable loops.

     On June 16, 2000, the Company announced the signing of an agreement to acquire BlueStar Communications Inc. ("BlueStar"), a provider of broadband and Internet services for small- and medium-sized businesses throughout the Southeastern United States. Under the acquisition agreement, the Company will issue 8 million shares of Common Stock for all of BlueStar's outstanding shares, plus assumption of all outstanding debt. Up to five million additional shares of Common Stock may be issued to BlueStar shareholders if certain performance targets are met by BlueStar over the 2001 fiscal year.

                        COVAD COMMUNICATIONS GROUP, INC.
    UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

     The Covad Communications Group, Inc. Unaudited Pro Forma Condensed Combined Consolidated Financial Statements give effect to the combination of Covad Communications Group, Inc., Laser Link.Net Inc., and BlueStar Communications Group, Inc. through the issuance of Covad common shares and stock options for the outstanding Laser Link.Net and BlueStar Communications Group, Inc. common shares and stock options and, in the case of BlueStar, the outstanding preferred shares and warrants. The combination with Laser Link was completed on March 20, 2000, and the combination with BlueStar Communications Group, Inc. is expected to be completed in the third quarter of 2000.

     The Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations for the year ended December 31, 1999 and for the three months ended March 31, 2000 reflect the combinations as if they had taken place on January 1, 1999 and January 1, 2000, respectively. The Unaudited Pro Forma Condensed Combined Consolidated Balance Sheets give effect to the combination with BlueStar as if it had taken place on March 31, 2000. Covad's historical balance sheet as of March 31, 2000 includes the financial position of Laser Link. The Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations combine Covad's historical results of operations for the year ended December 31, 1999 and the three months ended March 31, 2000 with BlueStar's historical results of operations for those same periods and Laser Link's historical results of operations for the year ended December 31, 1999 and the period from January 1, 2000 to March 20, 2000 (the closing date of the transaction), respectively.

     The Covad Communications Group, Inc. Unaudited Pro Forma Condensed Combined Consolidated Financial Statements reflect the combinations using the purchase method of accounting and have been prepared on the basis of assumptions described in the notes thereto, including assumptions relating to the allocation of the total purchase cost to the assets and liabilities of Laser Link and BlueStar based upon estimates of their fair value. The allocation of the total purchase cost for BlueStar is preliminary. The actual BlueStar allocation may differ from those assumptions after the transaction is closed and the valuation is finalized.

       The Covad Communications Group, Inc. Unaudited Pro Forma Condensed Combined Consolidated Financial Statements should be read in conjunction with the Covad audited and unaudited financial statements, the Laser Link audited financial statements, and the BlueStar audited and unaudited financial statements, included elsewhere in this document. The Covad Communications Group, Inc. Unaudited Pro Forma Condensed Combined Consolidated Financial Statements are not necessarily indicative of what the actual operating results would have been had the combinations actually taken place on January 1, 1999 or January 1, 2000 or what the financial position would have been had the combination with BlueStar taken place as of March 31, 2000 and do not purport to indicate Covad's future results of operations or financial position.

                        COVAD COMMUNICATIONS GROUP, INC.
       UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEETS
                               (AMOUNTS IN 000'S)

                                                                    MARCH 31, 2000
                                      ---------------------------------------------------------------------------
                                                                                 PRO FORMA
                                                                                 BUSINESS
                                                                                COMBINATIONS        PRO FORMA
                                          COVAD      BLUESTAR      TOTAL        ADJUSTMENTS         COMBINED
                                      ------------  ----------  ------------  ----------------  -----------------
ASSETS
   Current Assets
     Cash and cash equivalents.....   $   589,145   $  19,529   $   608,674   $        (5,816)  $        602,858
     Accounts receivable, net......        18,351         536        18,887                --             18,887
     Short-term investments........       473,644          --       473,644                --            473,644
     Unbilled revenue..............         7,774          --         7,774                --              7,774
     Inventories...................        13,162          48        13,210                --             13,210
     Prepaid expenses and other
       current assets..............        17,370       1,255        18,625                --             18,625
                                      ------------  ----------  ------------  ----------------  -----------------
         Total current assets......     1,119,446      21,368     1,140,814            (5,816)         1,134,998
   Property and equipment, net.....       329,159      19,160       348,319                --            348,319
   Other Assets:
     Restricted cash...............        51,476          --        51,476                --             51,476
     Deferred debt issuance
       costs, net..................        23,569          --        23,569                --             23,569
     Deferred charge, net..........        18,438          --        18,438                --             18,438
     Goodwill and other intangible
       assets, net.................       395,248          --       395,248           109,637            504,885
     Other long term assets........        10,117       1,248        11,365                --             11,365
                                      ------------  ----------  ------------  ----------------  -----------------
       Total other assets..........       498,848       1,248       500,096           109,637            609,733
                                      ------------  ----------  ------------  ----------------  -----------------
Total assets.......................   $ 1,947,453   $  41,776   $ 1,989,229   $       103,821   $      2,093,050
                                      ============  ==========  ============  ================  =================

LIABILITIES AND STOCKHOLDERS'
 EQUITY

   Current Liabilities

     Accounts payable..............   $    77,451       2,476        79,927                --             79,927
     Unearned revenue..............         8,754          --         8,754                --              8,754
     Accrued network costs.........         7,492          --         7,492                --              7,492
     Other accrued liabilities.....        45,167       6,442        51,609                --             51,609
     Current portion of long
       term obligations............           210         328           538                --                538
     Note payable..................            --         417           417                --                417
                                      ------------  ----------  ------------  ----------------  -----------------
         Total current liabilities.       139,074       9,663       148,737                --            148,737
     Long-term debt, net...........       805,619         419       806,038                --            806,038
     Long-term capital lease
       obligations.................            35          --            35                --                 35
     Other Long-term liabilities...        17,900          --        17,900                --             17,900
                                      ------------  ----------  ------------  ----------------  -----------------
   Total liabilities...............       962,628      10,082       972,710                --            972,710


   Stockholders' Equity:

     Preferred stock...............            --      70,992        70,992           (70,992)                --
     Common stock and additional
       paid-in capital.............      1,252,931      5,890     1,258,821           140,748          1,393,679
                                                                                       (5,890)
     Restricted stock loan
       receivable..................            --        (715)         (715)              715                 --
     Deferred stock compensation...        (7,414)     (3,281)      (10,695)           (4,233)           (11,647)
                                                                                        3,281
     Accumulated other
       comprehensive income........        92,663          --        92,663                --             92,663
     Accumulated deficit...........      (353,355)    (41,192)     (394,547)           (1,000)          (354,355)
                                                                                       41,192
                                      ------------  ----------  ------------  ----------------  -----------------
   Total stockholders' equity......       984,825      31,694     1,016,519           103,821          1,120,340
                                      ------------  ----------  ------------  ----------------  -----------------
Total liabilities and
   stockholders' equity............   $ 1,947,453   $  41,776   $ 1,989,229   $       103,821   $      2,093,050
                                      ============  ==========  ============  ================  =================

SEE ACCOMPANYING NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS.

                         COVAD COMMUNCATIONS GROUP, INC.
  UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS
             (AMOUNTS IN 000'S, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                              YEAR ENDED DECEMBER 31, 1999
                                        --------------------------------------------------------------------------
                                                                                       PRO FORMA
                                                                                        BUSINESS
                                                                                       COMBINATIONS   PRO FORMA
                                            COVAD     LASER LINK  BLUESTAR    TOTAL    ADJUSTMENTS     COMBINED
                                        ------------  ----------- --------- ---------- -----------  --------------
Revenues.............................   $    66,488   $    6,044  $    771  $  73,303          --   $      73,303
Operating expenses:
   Network and product costs.........        55,347        5,451     8,083     68,881       2,814          71,695
   Sales, marketing, general and
     administrative..................       140,372        2,855    11,759    154,986          --         154,986
   Amortization of deferred stock
     compensation....................         4,768           --       426      5,194       1,693           6,887
   Depreciation and amortization.....        37,602        1,313       264     39,179      99,656         138,835
                                        ------------  ----------- --------- ---------- -----------  --------------
     Total operating expenses........       238,089        9,619    20,532    268,240     104,163         372,403
                                        ------------  ----------- --------- ---------- -----------  --------------
Loss from operations.................      (171,601)      (3,575)  (19,761)  (194,937)   (104,163)       (299,100)
Interest income (expense):
   Interest income...................        20,676           14       607     21,297          --          21,297
   Interest expense..................       (44,472)        (181)      (65)   (44,718)         --         (44,718)
                                        ------------  ----------- --------- ---------- -----------  --------------
   Net interest income (expense).....       (23,796)        (167)      542    (23,421)         --         (23,421)
                                        ------------  ----------- --------- ---------- -----------  --------------
Net loss.............................      (195,397)      (3,742)  (19,219)  (218,358)   (104,163)       (322,521)
Preferred dividends..................        (1,146)        (490)       --     (1,636)         --          (1,636)
                                        ------------  ----------- --------- ---------- -----------  --------------
Net loss attributable to common
   stockholders......................   $  (196,543)  $   (4,232) $(19,219) $(219,994) $ (104,163)  $    (324,157)
                                        ============  =========== ========= ========== ===========  ==============
Basic and diluted net loss per share.   $     (1.83)  $    (0.16) $  (2.15)                         $       (2.71)
                                        ============  =========== =========                         ==============
Weighted average shares outstanding
   used in computing basic and
   diluted net loss per share........   107,647,812   26,074,860  8,953,153                           119,832,623
                                        ============  =========== =========                         ==============

SEE ACCOMPANYING NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS.

                         COVAD COMMUNCATIONS GROUP, INC.
   UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS
             (AMOUNTS IN 000'S, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                           THREE MONTHS ENDED MARCH 31, 2000
                                       -------------------------------------------------------------------------------
                                                                                           PRO FORMA
                                                     LASER LINK                            BUSINESS
                                                      (1/1/00-                            COMBINATIONS   PRO FORMA
                                          COVAD       3/20/00)      BLUESTAR     TOTAL    ADJUSTMENTS    COMBINED
                                       ------------ ------------  ----------- ----------- ----------- --------------
Revenues.............................  $     41,807  $  5,440     $   1,132   $   48,379  $       --  $      48,379
Operating expenses:
   Network and product costs.........        31,349     2,823         8,266       42,438         703         43,141
   Sales, marketing, general and
     administrative..................        85,445     2,745        13,219      101,409          --        101,409
   Amortization of deferred stock
     compensation....................         1,186        --           549        1,735         423          2,158
   Write-off of in-process technology         3,726        --            --        3,726      (3,726)            --
   Depreciation and amortization.....        20,782       353           721       21,856      21,564         43,420
                                       ------------- ---------    ----------  ----------- ----------- --------------
     Total operating expenses........       142,488     5,921        22,755      171,164      18,964        190,128
                                       ------------- ---------    ----------  ----------- ----------- --------------
Loss from operations.................      (100,681)     (481)      (21,623)    (122,785)    (18,964)      (141,749)
Interest income (expense):
   Interest income...................        13,828        --           319       14,147          --         14,147
   Interest expense..................       (21,371)     (137)          (40)     (21,548)         --        (21,548)
                                       ------------- ---------    ----------  ----------- ----------- --------------
   Net interest income (expense).....        (7,543)     (137)          279       (7,401)         --         (7,401)
Other income.........................           999        --            --          999          --            999
                                       ------------- ---------    ----------  ----------- ----------- --------------
Net loss.............................  $   (107,225) $   (618)    $ (21,344)  $ (129,187) $  (18,964) $    (148,151)
                                       ============= =========    ==========  =========== =========== ==============

Basic and diluted net loss per share.  $      (0.73)              $   (2.32)                          $       (0.93)
                                       =============              ==========                          ==============
Weighted average shares outstanding
   used in computing basic and
   diluted net loss per share........   146,967,581               9,203,742                             158,547,506
                                       =============              ==========                          ==============

SEE ACCOMPANYING NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS.

                        COVAD COMMUNICATIONS GROUP, INC.
                        NOTES TO THE UNAUDITED PRO FORMA
              CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

1.   BASIS OF PRO FORMA PRESENTATION

     LASER LINK.NET, INC.

     On March 20, 2000, Covad Communications Group, Inc. completed its combination with Laser Link.Net, Inc. by issuing approximately 5.0 million common shares for all of the outstanding Laser Link common shares. The Covad common shares were valued for accounting purposes using the average market price of $61.53 per share which is based on the average closing price for a range of seven trading days around the announcement date (March 9, 2000) of the transaction. The Covad Communications Group, Inc. Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations for the three months ended March 31, 2000 and for the year ended December 31, 1999, reflect the issuance of these shares as if the transaction had closed on January 1, 2000 and January 1, 1999, respectively. In addition, the outstanding Laser Link stock options were converted into approximately 1.4 million options to purchase Covad common shares at a fair value of $58.61 per share. The value of the options, as well as direct transaction expenses have been included as a part of the total purchase cost.

     The Covad Communications Group, Inc. Unaudited Pro Forma Financial Statements have been prepared on the basis of assumptions relating to the allocation of the total purchase cost to the assets and liabilities of Laser Link based upon estimates of their fair value. Following is a table of the total purchase cost and annual amortization of the intangible assets acquired (in thousands):


Total purchase cost:
   Value of common shares issued................................   $  307,869
   Assumption of Laser Link.Net, Inc. options...................       84,100
                                                                   -----------
                                                                      391,969
   Acquisition costs............................................       15,485
                                                                   -----------
Total purchase costs............................................   $  407,454
                                                                   ===========

                                                                                Life      Annual
                                                                               (yrs)   Amortization
                                                                               ------  ------------
Purchase price allocation:
   Tangible net assets acquired.................................   $    5,132
   Intangible assets acquired:
     Developed and core technology..............................       13,023     5           2,605
      Customer base.............................................       28,552     5           5,710
     Acquired workforce.........................................        1,141     5             228
     In-process research and development........................        3,726
     Goodwill...................................................      355,880     5          71,176
                                                                   -----------         ------------
Total purchase price allocation.................................   $  407,454          $     79,719
                                                                   =============       ============

     Tangible net assets of Laser Link principally include cash and cash equivalents, short-term investments, accounts receivable and fixed assets. Liabilities assumed principally include a line of credit, accounts payable, accrued compensation and other accrued expenses.

     The customer based was valued using an Income Approach which projects the associated revenue, expenses and cash flows attributable to the customer base over its estimated life (five years). These cash flows are discounted to their present value using a rate of return (20%) that reflects an appropriate level of risk. The value attributed to the customer base is being amortized on a straight line basis over its estimated useful life of five years.

     The value of the assembled workforce was derived by estimating the costs to replace the existing employees, including recruiting, hiring and training costs for each category of employee. The value of the assembled workforce is being amortized on a straight line basis over its estimated useful life of five years.

     A portion of the purchase price has been allocated to developed and core technology and in-process research and development (IPRD). Developed and core technology and IPRD were identified and valued through extensive interviews,

                        COVAD COMMUNICATIONS GROUP, INC.
                        NOTES TO THE UNAUDITED PRO FORMA
        CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

analysis of data provided by Laser Link concerning developmental products, their stage of development, the time and resources needed to complete them, if applicable, their expected income generating ability, target markets and associated risks. The relief from royalty method, which assumes that the value of an asset equals the amount a third party would pay to use the asset and capitalize on the related benefits of the assets, was the primary technique utilized in valuing the developed technology and IPRD.

     Where developmental projects had reached technological feasibility, they were classified as developed and core technology and the value assigned to developed technology was capitalized. The developed and core technology is being amortized on the straight-line basis over its estimated useful life of five years. Where the developmental projects had not reached technological feasibility and had no future alternative uses, they were classified as IPRD. The value allocated to projects identified as IPRD were charged to expense during the quarter ended March 31, 2000, the quarter in which the transaction closed. Such amount has, therefore, been reflected in Covad's historical financial statements for the quarter ended March 31, 2000 but has been excluded from the Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations since such amount is non-recurring in nature.

     The nature of the efforts required to develop the purchased IPRD into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the products can be produced to meet their design specifications, including functions, features and technical performance requirements.

     In valuing the IPRD, Covad considered, among other factors, the importance of each project to the overall development plan, the projected incremental cash flows from the projects when completed and any associated risks. The projected incremental cash flows were discounted back to their present value using a discount rate of 30%. This discount rate was determined after consideration of Covad's weighted average cost of capital and the weighted average return on assets. Associated risks include the inherent difficulties and uncertainties in completing each project and thereby achieving technological feasibility, anticipated levels of market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets.

     The IPRD relates to internally developed proprietary software used in its VISP business. This software has been designed with enhancements and upgrades continually underway. With respect to the acquired in-process technologies, the calculations of value were adjusted to reflect the value creation efforts of Laser Link prior to the closing date. The percent complete for the in-process technology is estimated to be 75%.

     Goodwill is determined based on the residual difference between the amount paid and the values assigned to identified tangible and intangible assets. Goodwill is being amortized on a straight line basis over its estimated useful life of five years.

     BLUESTAR COMMUNICATIONS GROUP, INC.

     The Covad Communications Group, Inc. Unaudited Pro Forma Condensed Combined Consolidated Financial Statements reflect the issuance of 8 million Covad common shares for all of the outstanding BlueStar preferred and common shares less the amount reserved for the issuance of outstanding options and warrants.

                        COVAD COMMUNICATIONS GROUP, INC.
                        NOTES TO THE UNAUDITED PRO FORMA
        CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

The actual number of Covad common shares and stock options to be issued will be reduced to reflect (1) BlueStar's transaction costs and (2) the principal, interest and expenses associated with interim financing extended by Covad to BlueStar prior to the closing of the combination. Based on outstanding options and warrants of Blue Star as of March 31, 2000, approximately 7.2 million shares would be issued to the common and preferred stockholders. (This amount does not include Bluestar's transaction costs or the principal, interest and expenses associated with interim financing extended by Covad to Bluestar which would reduce the number of shares to be issued.) For purposes of the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, the Covad common shares have been valued at the closing market price on August 7, 2000 of $18 3/16 per share. The actual value will be determined based on the average closing price per share of Covad common shares for a few days before and after the actual closing date. In addition, the outstanding BlueStar stock options and warrants were converted into options to purchase approximately 800,000 shares of Covad common shares at a fair value of $12.39 per share. The value of the options and warrants, as well as estimated direct transaction expenses have been included as part of the total estimated purchase cost. The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements do not give effect to the potential issuance of up to 5 million additional Covad common shares which depends on Blue Star reaching certain specified levels of revenue and earnings before interest, taxes, depreciation and amortization (EBITDA) in fiscal 2001.

     The Covad Communications Group, Inc. Unaudited Pro Forma Financial Condensed Combined Consolidated Statements have been prepared on the basis of assumptions relating to the allocation of the total purchase cost to the assets and liabilities of BlueStar based upon preliminary estimates of their fair value. The actual allocation of the total purchase cost may differ from those assumptions after finalization of the valuation and other procedures are completed after the closing of the transaction and Bluestar's transaction costs and the principal, interest and expense associated with interim financing extended by Covad to Bluestar are finalized and reduced the number of shares to be issued. Following is a table of the estimated total purchase cost and annual amortization of the intangible assets acquired (in thousands):

Estimated purchase cost
   Value of common shares issued                                   $  130,600
   Assumption of Bluestar Inc. options and warrants.............       10,148
                                                                   -----------
                                                                      140,748

   Covad's estimated acquisition costs..........................        5,816
                                                                   -----------
Total estimated purchase costs..................................   $  146,564
                                                                   ===========

                                                                                Life      Annual
                                                                               (yrs)   Amortization
                                                                               ------  ------------
Purchase price allocation:
   Tangible net assets at March 31, 2000........................   $   31,694
   Intangible assets acquired:
     Developed and core technology..............................          835     4    $        209
     Customer base..............................................        9,430     5           1,886
     Acquired workforce.........................................        5,858     3           1,953
     Deferred stock compensation................................        4,233   2.5           1,693
     In-process research and development........................        1,000                    --
     Goodwill...................................................       93,514     5          18,703
                                                                   -----------         ------------
Total estimated purchase price allocation.......................   $  146,564          $     24,444
                                                                   ===========         ============

     Tangible net assets of BlueStar principally include cash and cash equivalents, deferred charges and fixed assets. Liabilities assumed principally include accounts payable, accrued expenses and a note payable.

     The customer base was valued using an Income Approach which projects the associated revenue, expenses and cash flows attributable to the customer base over its estimated life. These cash flows are discounted to their present value using a rate of return that reflects the appropriate level of risk. The value attributed to the customer base is being amortized on a straight line basis over its estimated useful life of five years.

     The value of the assembled workforce was derived by estimating the costs to replace the existing employees, including recruiting, hiring and training costs for each category of employee. The value of the assembled workforce is being amortized on a straight line basis over its estimated useful life of three years.

     A portion of the purchase price has been allocated to developed and core technology and IPRD. Developed and core technology and IPRD were identified and valued through extensive interviews, analysis of data provided by BlueStar concerning developmental products, their stage of development, the time and resources needed to complete them, if applicable, their expected income generating ability, target markets and associated risks. The relief from royalty method, which assumes that the value of an asset equals the amount of third party would pay to use the asset and capitalize on the related benefits of the assets, was the primary technique utilized in valuing the developed and core technology and IRPD.

                        COVAD COMMUNICATIONS GROUP, INC.
                        NOTES TO THE UNAUDITED PRO FORMA
        CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     Where developmental projects had reached technological feasibility, they were classified as developed and core technology and the value assigned to developed and core technology was capitalized. The developed and core technology is being amortized on the straight-line basis over its estimated useful life of four years. Where the developmental projects had not reached technological feasibility and had no future alternative uses, they were classified as IRPD. The value allocated to projects identified as IPRD will be charged to expense upon closing of the transaction. Such amount has been reflected in the Unaudited Pro Forma Condensed Combined Consolidated Balance Sheets but has not been reflected in the Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations since such amount is non-recurring in nature.

     The nature of efforts required to develop the purchased IPRD into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the products can be produced to meet their design specifications, including functions, features and technical performance requirements.

     In valuing the IPRD, Covad considered, among other factors, the importance of each project to the overall development plan, the projected incremental cash flows from the projects when completed and any associated risks. The projected incremental cash flows were discounted back to their present value using a discount rate of 30%. This discount rate was determined after consideration of Covad's weighted average cost of capital and the weighted average return on assets. Associated risks include the inherent difficulties and uncertainties in completing each project and thereby achieving technological feasibility, anticipated levels of market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets.

     Goodwill is determined based on the residual difference between the amount paid and the values assigned to identified tangible and intangible assets. Goodwill is being amortized on a straight line basis over its estimated useful life of five years.

                        COVAD COMMUNICATIONS GROUP, INC.
                        NOTES TO THE UNAUDITED PRO FORMA
        CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

2. PRO FORMA NET LOSS PER SHARE

     The Covad Communications Group, Inc. Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations have been prepared as if the combination of Covad, Laser Link and BlueStar had occurred on January 1, 1999 for the year ended December 31, 1999 and January 1, 2000 for the three months ended March
31, 2000. The pro forma basic and diluted net loss per share are based on the weighted average number of Covad common shares outstanding during each period, the actual number of Covad shares issued to acquire the outstanding Laser Link common shares and the assumed 7.2 million shares to acquire the outstanding preferred and common shares of BlueStar. Outstanding stock options for Covad, Laser Link and BlueStar are not included in the computation of pro forma diluted net loss per share as their effect would be anitdilutive.

3. PRO FORMA ADJUSTMENTS

     The Covad Communications Group, Inc. Unaudited Pro Forma Condensed Combined Consolidated Financial Statements give effect to the allocation of the total purchase cost to the assets and liabilities of Laser Link and BlueStar based on their relative fair values and to the amortization over the respective useful lives of amounts allocated to intangible assets. The allocation of the total purchase cost for Bluestar is preliminary. The actual BlueStar allocation may differ after the transaction is closed and the valuation is finalized.

     Intercompany transactions between Covad Laser Link, and BlueStar were insignificant.

     No pro forma adjustments were required to conform the accounting principals used by Laser Link and BlueStar to the accounting principles used by Covad.

                        REPORT OF INDEPENDENT ACCOUNTANTS

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
LASER LINK.NET, INC.:

       In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity and redeemable preferred stock and of cash flows present fairly, in all material respects, the financial position of Laser Link.Net, Inc. at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


January 21, 2000, except for Note 9 as
 to which the date is March 8, 2000               /s/ Pricewaterhousecoopers LLP

                              LASER LINK.NET, INC.

                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                            DECEMBER 31,
                                                                                 --------------------------------
                                                                                      1998             1999
                                                                                 ----------------  --------------
                                    ASSETS
Current assets:
   Cash and cash equivalents..................................................   $         4,586   $       3,514
                                                                                 ----------------  --------------
   Accounts receivable, net of allowance for doubtful accounts of $339 at
     December 31, 1999........................................................                12           2,588
     Prepaid expenses and other current assets................................                --             230
                                                                                 ----------------  --------------
   Total current assets.......................................................             4,598           6,332
Property and equipment, at cost...............................................               759           4,516
Less accumulated depreciation and amortization................................              (157)         (1,470)
                                                                                 ----------------  --------------
   Property and equipment, net................................................               602           3,046
                                                                                 ----------------  --------------
   Total assets...............................................................   $         5,200   $       9,378
                                                                                 ================  ==============
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Line of credit.............................................................   $            --   $       3,750
                                                                                 ----------------  --------------
   Accounts payable...........................................................               447           3,974
   Accrued payroll and other expenses.........................................                65             776
   Deferred revenue...........................................................                --             349
   Loans from officers........................................................               417              --
                                                                                 ----------------  --------------
     Total liabilities........................................................               929           8,849
                                                                                 ----------------  --------------
Commitments and contingent liabilities:
 Class A Redeemable Preferred Stock, no par value, 20,000 shares authorized, issued and outstanding at December 31, 1999 and 1998, respectively
     Liquidation value: $2,000 at December 31, 1999 and 1998..................               352             842
Stockholders' (deficit) equity:
     Preferred Stock, no par value, 10,000,000 shares authorized, 20,000 issued and outstanding as redeemable preferred stock...................
     Class A Common Stock, no par value, 200,000,000 shares authorized,
       7,474,860 and 7,562,480 shares issued and outstanding at December 31,
       1998 and 1999, respectively............................................             4,253           4,255
     Class B Common Stock, no par value, 200,000,000 shares authorized,
       18,600,000 and 18,512,380 shares issued and outstanding at December
       31, 1998 and 1999, respectively........................................               350             348
     Additional paid-in capital...............................................             1,672           1,182
     Accumulated deficit......................................................            (2,356)         (6,098)
                                                                                 ----------------  --------------
           Total stockholders' (deficit) equity...............................             3,919            (313)
                                                                                 ----------------  --------------
           Total liabilities and stockholders' (deficit) equity...............   $         5,200   $       9,378
                                                                                 ================  ==============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                              LASER LINK.NET, INC.

                            STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)


                                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                                  ---------------  ----------------  --------------
                                                                       1997             1998             1999
                                                                  ---------------  ----------------  --------------
Revenues....................................................      $          138   $            30   $      14,288
Cost of services provided...................................                  --                --           8,244
                                                                  ---------------  ----------------  --------------
Net revenues................................................                 138                30           6,044
                                                                  ---------------  ----------------  --------------
Costs and expenses:
   Cost of internet services................................                 263             1,109           5,451
   Sales and marketing......................................                   7               120             807
   General and administrative...............................                  74               520           2,048
   Depreciation and amortization............................                  26               130           1,313
                                                                  ---------------  ----------------  --------------
     Total costs and expenses...............................                 370             1,879           9,619
                                                                  ---------------  ----------------  --------------
   Loss from operations.....................................                (232)           (1,849)         (3,575)
Interest income.............................................                  --                 2              14
Interest expense............................................                  14                68             181
                                                                  ---------------  ----------------  --------------
     Net loss...............................................                (246)           (1,915)         (3,742)
 Preferred stock dividends and accretion of preferred stock
   to redemption value......................................                  --                --            (490)
                                                                  ---------------  ----------------  --------------
Net loss attributable to common shareholders................                (246)           (1,915)         (4,232)
                                                                  ===============  ================  ==============
Basic and diluted net loss per common share.................      $        (0.01)  $         (0.09)  $       (0.16)
                                                                  ===============  ================  ==============
Basic and diluted weighted average shares outstanding.......          18,629,918        21,335,443      26,074,860
                                                                  ===============  ================  ==============


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                              LASER LINK.NET, INC.

        STATEMENTS OF STOCKHOLDERS' EQUITY AND REDEEMABLE PREFERRED STOCK
                             (DOLLARS IN THOUSANDS)

                                             REDEEMABLE
                                           PREFERRED STOCK        CLASS A COMMON STOCK
                                         --------------------  -------------------------
                                          SHARES      AMOUNT      SHARES         AMOUNT
                                         ----------  --------  ------------  -----------
Balance at December 31, 1996..........
Sale of Class A Common Stock..........                            1,640,000  $      410
Redemption of Class B Common stock...
Purchase of Class B Common Stock......
Net loss for the year.................
                                         ----------  --------  ------------- -----------
Balance at December 31, 1997..........                            1,640,000         410
                                         ----------  --------  ------------- -----------
Sale of Class A Common Stock..........                            5,834,860       3,843
Non-employee stock option
   compensation expense..............
Warrants issued for Class B Common
   stock..............................
Sale of Class A Preferred Stock, net
   of expenses........................       20,000       352
Net loss for the year.................
                                         ----------  --------  ------------- -----------
Balance at December 31,1998...........       20,000       352     7,474,860       4,253
                                         ----------  --------  ------------- -----------
Amortization of discount on Class A
   Preferred Stock....................                    330
Accretion of dividends on Class A
   Preferred Stock....................                    160
Exchange of stock.....................                               87,620           2
Net loss for the year.................
                                         ----------  --------  ------------- -----------

Balance at December 31, 1999..........       20,000  $    842     7,562,480  $    4,255
                                         ==========  ========  ============= ===========



                                          CLASS B COMMON STOCK      ADDITIONAL                      TOTAL
                                         -----------------------     PAID-IN      ACCUMULATED   STOCKHOLDERS'
                                           SHARES       AMOUNT       CAPITAL        DEFICIT        DEFICIT
                                         -----------  ----------  ------------  --------------- -------------

Balance at December 31, 1996..........         4,020                            $          (195)  $      (195)
Sale of Class A Common Stock..........                                                                    410
Redemption of Class B Common stock...         (4,020)                                                      --
Purchase of Class B Common Stock......    18,600,000   $     350                                          350
Net loss for the year.................                                                     (246)         (246)
                                         -------------  --------  ------------  ---------------   -------------
Balance at December 31, 1997..........    18,600,000         350                           (441)          319
                                         -------------  --------  ------------  ---------------   -------------
Sale of Class A Common Stock..........                                                                  3,843
 Non-employee stock option
   compensation expense..............                             $         13                             13
 Warrants issued for Class B Common
   stock..............................                                      59                             59
 Sale of Class A Preferred Stock, net
   of expenses........................                                   1,600                          1,600
Net loss for the year.................                                                   (1,915)       (1,915)
                                         -------------  --------  ------------  ---------------   -------------
Balance at December 31,1998...........    18,600,000         350         1,672           (2,356)        3,919
                                         -------------  --------  ------------  ---------------   -------------
 Amortization of discount on Class A
   Preferred Stock....................                                    (330)                          (330)
 Accretion of dividends on Class A
   Preferred Stock....................                                    (160)                          (160)
Exchange of stock.....................       (87,620)         (2)                                          --
Net loss for the year.................                                                   (3,742)       (3,742)
                                         -------------  --------  ------------  ---------------   -------------

Balance at December 31, 1999..........    18,512,380    $    348  $      1,182  $        (6,098)  $      (313)
                                         =============  ========  ============  ===============   =============

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                              LASER LINK.NET, INC.

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                1997         1998          1999
                                                                              ---------   ----------    ----------
Cash flows from operating activities:
   Net loss.................................................................  $    (246)  $   (1,915)   $   (3,742)
   Adjustments to reconcile net loss to cash used in operating activities:
     Depreciation and amortization..........................................         26          130         1,313
     Amortization of debt discount..........................................         --           59            --
     Allowance for doubtful accounts........................................         --           --           339
     Non-employee stock option compensation expense.........................         --           13            --
     Changes in operating assets and liabilities:
       Accounts receivable..................................................       (150)         150        (2,915)
       Other assets.........................................................         (8)          --          (230)
       Accounts payable.....................................................         24          409         3,527
       Accrued payroll and other expenses...................................         --           57           711
       Deferred revenues....................................................         --           --           349
                                                                              ---------   -----------   -----------
       Net cash used in operating activities................................       (354)      (1,097)         (648)
                                                                              ---------   -----------   -----------
Cash flows from investing activities:
   Capital expenditures.....................................................       (275)        (475)       (3,757)
                                                                              ---------   -----------   -----------
       Net cash used in investing activities................................       (275)        (475)       (3,757)
                                                                              ---------   -----------   -----------
Cash flows from financing activities:
   Proceeds from borrowings under line of credit............................         --           --         3,750
   Proceeds from issuance of common stock...................................        760        3,843            --
   Proceeds from issuance of preferred stock................................         --        2,000            --
   Stock issuance costs.....................................................         --          (48)           --
   (Repayments of) proceeds from loans from officers........................        (85)         317          (417)
                                                                              ---------   -----------   -----------
       Net cash provided by financing activities............................        675        6,112         3,333
                                                                              ---------   -----------   -----------
       Net (decrease) increase in cash and cash equivalents.................         46        4,540        (1,072)
Cash and cash equivalents, beginning of period..............................         --           46         4,586
                                                                              ---------   -----------   -----------
Cash and cash equivalents, end of period....................................  $      46   $    4,586    $    3,514
                                                                              =========   ===========   ===========
Supplemental disclosure of cash flow:
   Cash paid for interest...................................................         14            9           181
                                                                              =========   ===========   ===========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                              LASER LINK.NET, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     ORGANIZATION AND LIQUIDITY:

       Laser Link.Net, Inc. ("Laser Link" or the "Company") which was incorporated in Pennsylvania on February 22, 1996 is engaged in the business of providing a full-service dial-up based Internet access service to corporations and other organizations. The Company has incurred losses since its inception as it has devoted substantially all of its efforts toward building network infrastructure and internal staffing, developing systems, expanding into new markets, and raising capital.

       The Company has funded its operations since inception through contributions from shareholders and the sale of common and preferred stock to investors.

       Effective August 13, 1999, the Company changed its name from Laser Link Communications, Inc. to Laser Link.Net, Inc.

       The Company operates in a single segment.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       CASH AND CASH EQUIVALENTS:

       The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

       PROPERTY AND EQUIPMENT:

       Property and equipment are stated at cost. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the related assets, which is generally three years for computers, computer related equipment, and purchased software and five years for furniture and other equipment. Leasehold improvements are amortized over the life of the lease.

       LONG-LIVED ASSETS:

       In accordance with Statement of Financial Accounting Standard No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the Company reviews assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. A determination of impairment (if any) is made based on estimates of undiscounted future cash flows. The Company believes that no such impairment existed at December 31, 1999.

       REVENUE RECOGNITION:

       The Company recognizes revenue when services are provided. Certain services are generally billed one month in advance while others are billed one month in arrears. Advance billings including prepaid services and collections relating to future access services are recorded as deferred revenue and recognized as revenue when earned.

       COSTS OF SERVICES PROVIDED:

       Costs of revenues include costs related to the production of software as well as costs incurred for Internet services provided to the Company.

       RESEARCH AND DEVELOPMENT COSTS:

       Research and development costs incurred to develop software products are charged to operations as incurred.

                              LASER LINK.NET, INC.

       ADVERTISING COSTS:

       Advertising costs, included in sales and marketing expenses, are expensed as incurred. Advertising expenses were $51,000 and $10,000 for the years ended December 31, 1998 and 1999, respectively.

       INCOME TAXES:

       From inception through December 28, 1998, the Company, with consent of its stockholders, elected to have its income taxed under the S Corporation provisions of the Internal Revenue Code (the "Code"), which provide that, in lieu of corporate income taxes, the stockholder is taxed on the Company's taxable income. Accordingly, there was no provision for federal or state income taxes in the Company's statement of operations. Effective December 29, 1998, the Company terminated its S Corporation status and began operation as a C Corporation. The Company has incurred losses from operations in the period from December 29, 1998 through December 31, 1999; therefore, there was no provision for income taxes in the Company's statement of operations at December 31, 1999.

       The Company uses the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities or assets at the end of each period are determined using the tax rate enacted under the current tax law. The measurement of net deferred tax assets is reduced by the amount of any tax benefits that, based on available evidence, are not expected to be realized, and a corresponding valuation allowance is established.

       CONCENTRATION OF CREDIT RISK:

       Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents and short-term investments. Short-term investments are stated at cost, which approximates fair market value. The Company has its cash and cash equivalents placed with high quality, creditworthy financial institutions. The balances at such institutions at December 31, 1999 and periodically throughout the year are in excess of federally insured limits. As part of its cash management process, the Company performs periodic evaluations of the relative credit standings of these institutions.

       The Company's accounts receivable potentially subject the Company to credit risk, as collateral is generally not required. For certain customers, the Company's risk of loss is limited due to advance billings for services, the use of preapproved charges to customer credit cards, and the ability to terminate access on delinquent accounts. In addition, the concentration of credit risk to these customers is mitigated by the large number of customers comprising the customer base. Where services are billed in arrears, the Company performs ongoing credit evaluations of its customers' financial condition. The carrying amount of the Company's receivables approximates their fair value.

       VULNERABILITY DUE TO CERTAIN CONCENTRATIONS:

       The Company's growth and future success is substantially dependent upon its ability to convince corporations and other organizations to adopt the Laser Link service for their constituents. Although a number of corporations and organizations have entered into discussions regarding the service, only two have entered into written agreements with the Company obligating them to offer the service to their subscribers.

       The Company has signed a Virtual Internet Provider agreement with UUNet Technologies, Inc. ("UUNet") that provides the Company with access to UUNet's points of presence capacity.

       The Company continues to seek additional capital resources to complete the development of its service and expand and improve its product line.

       USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure

                              LASER LINK.NET, INC.

of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

       STOCK-BASED COMPENSATION:

       Stock based compensation is recognized using the intrinsic value method prescribed in Accounting Principles Board Option No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of the Company's stock at the date of grant over the amount an individual must pay to acquire the stock and amortized over the vesting period. All transactions in which goods and services are the consideration received for the issuance of equity instruments, such as stock options, are expensed based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. The Company has adopted the disclosure only provisions of Statements of Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) (see Note 5).

       HISTORICAL NET LOSS PER SHARE:

       The Company calculates net loss per common share in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." Basic Earnings Per Share ("EPS") is a per share measure of an entity's performance computed by dividing net income (loss) available to common shareholders (the numerator) by the weighted-average number of shares of common stock outstanding during the period (the denominator). Diluted EPS measures the entity's performance taking into consideration common shares outstanding (as computed under basic EPS) and dilutive potential common shares, such as stock options. However, entities with a net loss do not include common stock equivalents in the computation of diluted EPS as the effect would be anti-dilutive. Therefore, the Company's basic and diluted EPS are equal as common stock equivalents are not included as inclusion of such shares would have an anti-dilutive effect.

3.     PROPERTY AND EQUIPMENT:

       A summary of property and equipment at December 31, 1999 is as follows:

                                                        1998           1999
                                                     ------------  ------------
Computer equipment.................................  $   681,000   $  2,410,000
Purchased software.................................       78,000      1,658,000
Furniture..........................................           --        324,000
Leasehold improvements.............................           --        124,000
                                                     ------------  ------------
Less: accumulated depreciation and amortization....      759,000      4,516,000
                                                        (157,000)    (1,470,000)

                                                     ------------  -------------
Property and equipment, net........................  $   602,000   $  3,046,000
                                                     ============  =============

       Depreciation expense was approximately $21,000, $109,000, and $791,000 in 1997, 1998 and 1999, respectively. Amortization expense was approximately $5,000, $21,000 and $522,000,in 1997, 1998 and 1999, respectively.

                              LASER LINK.NET, INC.

4.     INCOME TAXES:

       The significant components of deferred tax assets at December 31, 1999 are as follows:

                                                         1999
                                                     -------------
Loss carryforwards.................................. $   1,410,000
Bad debt expense....................................       132,000
                                                     -------------
Total deferred tax assets...........................     1,542,000
Less: valuation allowance...........................    (1,542,000)
                                                     -------------
Net deferred tax assets............................. $          --
                                                     =============

       As of December 31, 1999, the Company had net operating loss carryforwards for federal income tax purposes of approximately $3,526,000. The federal loss carryforwards, which expire between 2018 and 2019, are available to offset future federal taxable income, if any. The Company also had state net operating loss carryforwards as of December 31, 1999 of $3,526,000. The state loss carryforwards, which expire between 2008 and 2009, are limited to a maximum utilization of $1,000,000 per year.

       Management has determined that realization of these tax benefits is uncertain and therefore has provided a full valuation allowance. The utilization of tax credit carryforwards may be limited by changes in ownership under Section 382 of the Internal Revenue Code and similar statutes.

5.     STOCKHOLDERS' EQUITY:

       COMMON STOCK:

       Class A Common stockholders have the right to one vote for each share of Class A Common Stock held. Class B Common stockholders have the right to one vote for each share of Class B Common Stock held. Class B Common stockholders have the right to elect a majority of the Board of Directors.

       On April 1, 1999 the Company effected a twenty-for-one stock split of the outstanding shares of common stock in the form of a stock dividend. Accordingly, all common stock data shown in the accompanying financial statements and notes have been retroactively adjusted to reflect the stock split.

       PREFERRED STOCK:

       The Board of Directors has the authority to issue shares and to fix voting privileges, dividend rates, conversion privileges and any other rights of the preferred stock.

       REDEEMABLE PREFERRED STOCK:

       On December 29, 1998, the Company issued 20,000 shares of its Class A Redeemable Preferred Stock to an investor for $2,000,000. Stock issuance costs of $48,000 have been charged to the redeemable preferred stock. The Class A Redeemable Preferred Stock has no voting privileges and accrues quarterly dividends at 8% of the liquidation preference (defined by the agreement to be $5 per share) per annum. The Class A Redeemable Preferred stockholders are entitled to distribution of $5 per share in preference to holders of Common Stock plus all accrued and unpaid dividends on December 31, 2003 or earlier upon the occurrence of certain events such as an initial public offering. Upon liquidation, dissolution or winding up of the Company, Class A Redeemable Preferred stockholders are entitled to a distribution equal to the liquidation preference amount. This offering included a warrant to purchase 2,099,900 additional shares of Class A Common Stock at less than $.01 per share. The warrant expires on December 29, 2008.

       STOCK OPTION PLAN:

       The Company established the 1997 Stock Option Plan (the "Plan") that provides for the grant of stock options and warrants to officers, directors and other key employees of the Company to purchase a maximum of 10,000,000 shares of Class A Common Stock. The Plan provides for granting of both incentive stock options, as

                              LASER LINK.NET, INC.

defined in Section 422 of the Code, and options that do not qualify under
Section 422 of the Code ("nonqualified options"). The Plan expires ten years from the date of adoption of the Plan, subject to the right of the Board of Directors to terminate the Plan at any time prior thereto. Grants under the Plan expire five or ten years from the date of the grant and generally vest over a four year period. The exercise price of all options granted under the Plan must be at least 100% of the fair market value on the date of grant. As of December 31, 1999, no options have been exercised, and 1,885,500 options remain available for issuance under the Plan.

       NON-QUALIFIED OPTION GRANTS:

       In addition to the options granted under the Plan, the Company granted 20,000 nonqualified stock options to a consultant during 1998. Nonqualified options generally have a maximum term of 10 years and generally vest in equal annual increments over a three- year period.

       If compensation cost had been determined based on the fair value of the options at the grant dates for those options for which no compensation cost has been recognized, consistent with the method of SFAS 123, the Company's net loss and loss per share would have been:

                             1997           1998            1999
                          -----------   -------------   -------------
Net loss:
   As reported..........  $ (246,000)   $ (1,915,000)   $ (3,742,000)
   Pro forma............    (248,000)     (1,961,000)     (4,204,000)
Net loss:
   As reported .........       (0.01)          (0.09)          (0.14)
   Pro forma ...........       (0.01)          (0.09)          (0.16)

       Such pro forma disclosures may not be representative of future compensation expense because options vest over several years and additional grants are made each year.

       The weighted-average fair value of stock options granted was $0.02 per option in 1997, $0.05 in 1998 and $0.25 in 1999. The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used for grants in 1997, 1998 and 1999, respectively: risk-free interest rates of 5.8%, 5.6% and 5.3%; dividend yields and volatility factors of 0%; and expected lives of three years.

       The following table summarizes stock option activity in 1999 and 1998:

                                                                                                   WEIGHTED-AVERAGE
                                                                                                      REMAINING
                                                NUMBER OF     EXERCISE PRICE    WEIGHTED-AVERAGE     CONTRACTUAL
                                                 SHARES       RANGE PER SHARE    EXERCISE PRICE        LIFE
                                              --------------  ----------------  ----------------   ----------------
Outstanding as of December 31, 1997.......      2,000,000     $    0.05-$0.25   $          0.11       7.95 years
Granted...................................      1,870,000     $    0.05-$0.50   $          0.31       8.32 years
Exercised.................................             --                --                --                 --
Cancelled/forfeited.......................        (80,000)    $          0.25   $          0.25       8.94 years

Outstanding as of December 31, 1998.......      3,790,000     $    0.05-$0.50   $          0.20       8.13 years
Granted...................................      4,499,500     $    0.76-$3.38   $          1.39       9.39 years
Exercised.................................             --                --                --                 --
Canceled/forfeited........................        (75,000)    $          0.76   $          0.76       9.75 years

Outstanding as of December 31, 1999.......      8,214,500     $    0.05-$3.38   $          0.84       8.80 years

                              LASER LINK.NET, INC.

       The following table summarizes the number of options outstanding by year of grant:

                                      Number of      Exercise
Year of Grant                         Shares       Price Range
--------------                        ---------   --------------
1997..............................    2,000,000   $ 0.05 - $0.25
1998 .............................    1,790,000   $ 0.05 - $0.50
1999 .............................    4,424,500   $ 0.76 - $3.38

       As of December 31, 1998, 549,800 shares were exercisable at a weighted-average price per share of $0.12. As of December 31, 1999 1,994,300 shares were exercisable at a weighted average price per share of $0.29. No options were exercised during 1997, 1998 or 1999.

6.     RELATED PARTY TRANSACTIONS:

       Each nonmanagement member of the Board of Directors received an option to purchase 300,000 shares of common stock at exercise prices ranging from $0.05 to $0.50 per share (estimated fair market value at date of grant). These options (totaling 1,500,000 shares) expire on April 20, 2003 and vest over a period of three years, except that the options may vest immediately upon the occurrence of certain events.

       An officer of the Company has made advances to the Company for working capital and equipment purchases. These loans had a term of one year and included interest at the prime rate. These advances were repaid in full during 1999. In connection with these loans, this officer was issued warrants to purchase 146,000 and 570,660 shares of Class B Common Stock at $0.38 and $0.76 per share, respectively. These warrants expire five years from the date of issuance on April 27, 2003 and December 9, 2003, respectively.

       The Company may borrow up to $5,000,000 under a revolving credit agreement with an investor group. The credit agreement will expire on June 30, 2000. Borrowings under the agreement bear interest at prime plus 2% (10.5% at December 31, 1999) and are collateralized by substantially all of the assets of the Company. The credit facility contains certain quarterly financial covenants. The Company had borrowings outstanding under the credit facility of $0 and $3,750,000 as of December 31, 1998 and 1999, respectively. As of December
31, 1999, the Company was in violation of certain financial covenants of the credit facility.

7.     COMMITMENTS AND CONTINGENCIES:

       LEASES:

       The Company leases three facilities for its operations and equipment network. The equipment network facility is under a noncancelable operating lease expiring November 15, 2003. One operations facility is leased on a month-to-month basis with no formal agreement. The other facility agreement is a noncancelable lease expiring March 15, 2004.

       At December 31, 1999, the Company's minimum rental commitments under non-cancelable operating leases for each fiscal year ended December 31 are as follows:

                                                      OPERATING
FISCAL YEAR                                            LEASES
------------                                       ----------------
2000.............................................  $       278,000
2001.............................................          282,000
2002.............................................          210,000
2003.............................................          210,000
2004 and thereafter..............................           53,000
                                                   ----------------
Total minimum lease payments.....................  $     1,033,000
                                                   ================

       Total rent expense for operating leases for the years ended December 31, 1997, 1998 and 1999 amounted to approximately $22,000, $39,000 and $184,000, respectively.

                              LASER LINK.NET, INC.

       EMPLOYMENT CONTRACTS:

       The Company has entered into various employment contracts with key employees. These agreements are consecutive one-year terms and entitle the employees to a total of 1,320,000 options to purchase Class A common stock.

       SIGNIFICANT AGREEMENTS:

       Access to the Internet for subscribers is provided through points of presence capacity leased from UUNet. The agreement with UUNet expires June 1, 2001 and automatically renews for consecutive one- year terms, unless terminated prior to or at the end of its current term.

       UUNet is also a competitor of the Company. UUNet's availability may be limited in the future if other significant UUNet users increase capacity. The Company pays UUNet a fee per network hour used.

       The Company has licensed Netscape Communicator software ("Netscape") from Netscape Communications Corporation, and Microsoft Internet Explorer Software ("Explorer") from Microsoft Corporation. These licenses permit the Company to distribute Netscape and Explorer in the Company's Network Operations Center access packages. Management believes that contract renewal of both of the licenses under conditions acceptable to the Company is probable.

       The Company has entered into an agreement with a company to provide customer service and technical support to the Company's customer base. The Company is subject to charges by the service provider on a fixed fee basis per subscriber.

       LEGAL PROCEEDINGS:

       The Company is subject to legal proceedings and claims that arise in the ordinary course of business. As of December 31, 1999, management is not aware of any asserted or pending litigation or claims against the Company that would have a material adverse effect on the Company's financial condition, results of operations or liquidity.

8.     EMPLOYEE BENEFIT PLAN:

       In 1999, the Company established a defined contribution 401(k) retirement plan covering substantially all its employees. Under this plan, eligible employees may contribute a portion of their salary until retirement and the Company, at its discretion, may match a portion of the employee's contribution up to 15% of an employee's annual compensation. The Company contributed $31,000 in 1999.

9.     SUBSEQUENT EVENTS:

       On March 8, 2000, the Company signed an Agreement and Plan of Merger (the "Agreement") with Covad Communications Group, Inc. ("Covad"). Under the terms of the Agreement, Covad will exchange approximately 4,300,000 shares of its common stock for all outstanding Company common stock and all unexpired and unexercised outstanding Company options and warrants.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To BlueStar Communications Group, Inc.:

     We have audited the accompanying consolidated balance sheets of BlueStar Communications Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows each of the two years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BlueStar Communications Group, Inc. and subsidiaries as of December 31, 1998 and 1999, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                                  /s/ Arthur Andersen LLP

Nashville, Tennessee
January 14, 2000, except for the fifth
and eighth paragraphs of Note 9, as to
which the date is July 14, 2000.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1999

                                                                                         1998           1999
                                                                                      ------------  --------------
                                       ASSETS
Current Assets:
   Cash and cash equivalents........................................................  $   501,611   $  12,901,707
   Accounts receivable..............................................................        1,142         140,115
   Inventories......................................................................           --         108,051
   Prepaid expenses and other current assets........................................        6,531         325,643
                                                                                      ------------  --------------
     Total current assets...........................................................      509,284      13,475,516
                                                                                      ------------  --------------

Property and equipment, net.........................................................      142,712       5,017,500
Collocation fees, net...............................................................       19,250       7,445,674
Other assets........................................................................           --         567,677
                                                                                      ------------  --------------
     Total assets...................................................................  $   671,246   $  26,506,367
                                                                                      ============  ==============

                       LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
   Accounts payable.................................................................  $    30,978   $   2,360,369
   Accrued liabilities..............................................................      169,316       4,645,776
   Note payable.....................................................................           --         541,526
   Current portion of long-term debt................................................      155,000         320,922
                                                                                      ------------  --------------
     Total current liabilities......................................................      355,294       7,868,593
                                                                                      ------------  --------------
Long-term debt, net of current portion..............................................      345,000         503,174
                                                                                      ------------  --------------
     Total liabilities..............................................................      700,294       8,371,767

Commitments and Contingencies:
   Redeemable Convertible Preferred Stock, $.01 par value;
      25,000,000 shares authorized
      Series A, 12,345,003 shares outstanding.......................................           --       5,936,688
      Series B, 8,177,040 shares outstanding........................................           --      31,080,009
Stockholders' Deficit:
   Common stock, $.0025 and $.01 par value at December 31, 1998 and 1999, respectively; 50,000,000 and 60,000,000 shares authorized at December 31,
      1998 and 1999, respectively; 12,145,593 and 11,712,900 shares issued and outstanding at December 31, 1998 and 1999,
      respectively..................................................................       30,364         117,128
   Additional paid-in capital.......................................................      421,463       4,018,372
   Deferred compensation............................................................           --      (3,239,122)
   Accumulated deficit..............................................................     (480,875)    (19,778,475)
                                                                                      ------------  --------------
        Total stockholders' deficit.................................................      (29,048)    (18,882,097)
                                                                                      ------------  --------------
        Total liabilities, redeemable convertible preferred stock and
          stockholders' deficit.....................................................  $   671,246   $  26,506,367
                                                                                      ============  ==============

                      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999


                                                                                       1998            1999
                                                                                   --------------  --------------

Revenues.........................................................................  $      12,101   $     771,109
Operating Expenses:
   Network and product costs.....................................................        199,973       8,082,759
   Selling and marketing.........................................................         75,572       4,809,590
   General and administrative....................................................        426,250       6,949,442
   Amortization of deferred compensation.........................................             --         425,840
   Depreciation and amortization.................................................         28,402         263,972
                                                                                   --------------  --------------
     Total Operating Expenses....................................................        730,197      20,531,603
                                                                                   --------------  --------------

Loss from Operations.............................................................       (718,096)    (19,760,494)

Interest Income (Expense):
   Interest income...............................................................         14,633         607,200
   Interest expense..............................................................        (14,166)        (65,486)
                                                                                   --------------  --------------
       Net interest income.......................................................            467         541,714
                                                                                   --------------  --------------

                                                                                   --------------  --------------
Net loss.........................................................................  $    (717,629)  $ (19,218,780)
                                                                                   ==============  ==============

Net loss per common share, basic and diluted.....................................  $       (0.07)  $       (2.15)
                                                                                   ==============  ==============
Weighted average number of common shares outstanding.............................     10,154,010       8,953,153
                                                                                   ==============  ==============

                      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

                                         COMMON STOCK       ADDITIONAL
                                      --------------------   PAID-IN     DEFERRED       MEMBER     ACCUMULATED
                                        SHARES     AMOUNT    CAPITAL   COMPENSATION     CAPITAL      DEFICIT       TOTAL
                                      ---------- --------- ----------- -------------   ---------  ------------  -----------
Balance at January 1, 1998.......             -- $      --  $       --  $        --   $  100,808  $         --  $    100,808
   Member contributions..........             --        --          --           --       20,314            --        20,314
   Net loss of LLC ..............             --        --          --           --           --      (236,754)     (236,754)
   Issuance of common stock
     and reorganization from
     LLC to Corporation..........      9,855,000    24,637    (140,269)          --     (121,122)      236,754            --
   Common stock issued...........      2,332,281     5,831     575,524           --           --            --       581,355
   Common stock redemption.......        (41,688)     (104)    (13,792)          --           --            --       (13,896)
   Net loss since reorganization.             --        --          --           --           --      (480,875)     (480,875)
                                      ---------- --------- ----------- ------------- -----------  ------------  -------------
Balance at December 31, 1998.....     12,145,593    30,364     421,463           --           --      (480,875)      (29,048)
   Change of par value of
     common stock from $.0025
     to $.01 per share...........             --    91,091     (91,091)          --           --            --            --
   Shares issued to employee
     (1,298,244 shares
     restricted and deferred
     compensation at $.049
     per share)..................      1,390,017    13,900      54,211      (63,615)          --            --         4,496
   Deferred compensation on
     stock option grants.........             --        --   3,601,347   (3,601,347)          --            --            --
   Amortization of deferred
     compensation................             --        --          --      425,840           --            --       425,840
   Compensation expense
     related to non-employee
     warrant and stock
     options granted.............             --        --      10,000           --           --            --        10,000
   Exercise of common stock
     options.....................        198,315     1,983      22,442           --           --            --        24,425
   Repurchase of common stock....     (2,021,025)  (20,210)         --           --           --       (78,820)      (99,030)
   Net loss...................                --        --          --           --           --   (19,218,780)  (19,218,780)
                                      ---------- --------- ----------- ------------- -----------  ------------  -------------
Balance at December 31, 1999.....     11,712,900 $ 117,128  $4,018,372  $(3,239,122) $        --  $(19,778,475) $(18,882,097)
                                      ========== ========= =========== ============= ===========  ============  =============

                      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

                                                                           1998             1999
                                                                       --------------  ---------------
Cash Flows From Operating Activities:
   Net loss.........................................................   $    (717,629)  $  (19,218,780)
   Adjustments to reconcile net loss to net cash used in operating activities:....................................................
     Depreciation of property and equipment.........................          28,402          224,548
     Amortization of collocation fees...............................              --           39,424
     Amortization of deferred compensation..........................              --          425,840
     Non-cash compensation expense..................................           6,073           14,496
     Changes in operating assets and liabilities:...................
       Accounts receivable..........................................          (1,142)        (138,973)
       Inventories..................................................              --         (108,051)
       Prepaid expenses and other current assets....................          (6,531)        (319,112)
       Other assets.................................................              --         (567,677)
       Accounts payable.............................................          30,978        2,329,391
       Accrued liabilities..........................................         163,243        4,476,460
                                                                       --------------  ---------------
         Net cash used in operating activities......................        (496,606)     (12,842,434)
                                                                       --------------  ---------------
   Cash Flows From Investing Activities:
     Purchase of property and equipment.............................         (70,306)      (4,557,810)
     Payments of collocation fees...................................         (19,250)      (7,465,848)
                                                                       --------------  ---------------
         Net cash used in investing activities......................         (89,556)     (12,023,658)
                                                                       --------------  ---------------
   Cash Flows From Financing Activities:............................
     Proceeds from issuance of common stock.........................         575,000           24,425
     Repurchase of common stock.....................................              --          (99,030)
     Proceeds from issuance of preferred stock......................              --       37,016,697
     Proceeds from long-term debt...................................         500,000          500,000
     Repayments on long-term debt...................................              --         (175,904)
     Other equity transactions, net.................................          12,773               --
                                                                       --------------  ---------------
         Net cash provided by financing activities..................       1,087,773       37,266,188
                                                                       --------------  ---------------
   Net Increase in Cash and Cash Equivalents........................         501,611       12,400,096
   Cash and Cash Equivalents, beginning of year.....................              --          501,611
                                                                       --------------  ---------------
   Cash and Cash Equivalents, end of year...........................   $     501,611   $   12,901,707
                                                                       ==============  ===============
   Supplemental Cash Flow Information:
     Interest paid..................................................   $      14,166   $       65,486
                                                                       ==============  ===============
   Supplemental Non-Cash Financing Activities:

     Software purchased through short-term note payable.............   $          --   $      541,526
                                                                       ==============  ===============

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BlueStar Properties, Inc., a Tennessee corporation, was incorporated on September 28, 1998. On the same date, subsequent to incorporation, all assets and liabilities of BlueStar Communications, LLC, which was organized on March 7, 1997, were merged with and into BlueStar Properties, Inc., a Tennessee corporation, in a common control reorganization. On June 21, 1999, we reincorporated in Delaware by merging BlueStar Properties, Inc., a Tennessee corporation, into BlueStar Properties, Inc., a Delaware corporation, with BlueStar Properties, Inc., a Delaware corporation, surviving. The Delaware corporation subsequently changed its name to BlueStar Communications Group, Inc. (collectively, including all predecessors, the Company).

     The Company has four wholly owned subsidiaries, BlueStar Communications, Inc., the operating business, BlueStar Networks, Inc. and BlueStar Networks of Virginia, Inc., both of which maintain certain regulatory licenses, and BlueStar Communications of the Southeast, Inc.

     The Company is a provider of broadband communications and Internet services to small- and medium-sized businesses in Tier II and Tier III cities. Our Internet services, which are packaged with Web hosting and e-mail, and our high-speed real private networking services are primarily provided using DSL technology. In addition to DSL technology, the Company also offers other low-cost broadband solutions, including unbundled network element T1, or UNE T1, in order to meet its customers' needs and maximize its network footprint.

     The consolidated financial statements include the activity of BlueStar Communications, LLC and BlueStar Properties, Inc., a Tennessee corporation, as the predecessors to the Company. Revenue, expense and cash flow information for the period from inception (March 7, 1997) to December 31, 1997 were all less than $6,700, and, as a result, a full set of consolidated financial statements for 1997 have not been included.

     To date, the Company has incurred cash losses from operations and projects that it will continue to incur losses in the near future, resulting in the need for additional cash. The Company could incur additional losses as it continues to expand its operating network. The Company intends to obtain cash from strategic partners, existing and/or new stockholders or other resources. If such resources are not obtained by the Company, then it could adversely affect the Company's ability to operate at its current level.

  (A) BASIS OF PRESENTATION

     The consolidated financial statements of the Company include the accounts of its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  (B) REVENUE RECOGNITION

     Revenue related to service, installation and sale of customer premise equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided. Although not material at December 31, 1998 or December 31, 1999, payments received in advance of providing services are recorded as unearned revenue until such services are provided.

     Selling costs in connection with lines that have been sold but not yet installed are expensed as incurred. These selling costs are the only expenses incurred prior to installation.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (C) CASH AND CASH EQUIVALENTS

     The Company considers highly liquid investments with initial maturities of less than three months to be cash equivalents. The Company had $8,994 in cash balance subject to withdrawal restrictions as a condition of its $75,000 equipment leasing line of credit with its bank at December 31, 1998 and no restrictions at December 31, 1999.

  (D)  INVENTORIES

     Inventories consist of telecommunications equipment that will be installed at customer locations. Inventory is accounted for on a FIFO basis at the lower of cost or market.

  (E)  PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Furniture and fixtures....................................       7 years
Network equipment.........................................       5 years
Software..................................................       3 years
Leasehold improvements.....................................   Life of the lease

     Expenditures for maintenance and repairs are charged to expense as incurred, whereas expenditures for renewals and betterments are capitalized. The Company accounts for software costs in accordance with the American Institute of Certified Public Accountants' Statement of Position 98- 1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The statement requires capitalization of certain costs incurred in the development of internal-use software, including external direct material and service costs.

  (F)  COLLOCATION FEES

     Collocation fees represent non-recurring (one-time) fees paid to traditional telephone companies. Non-recurring fees are an investment paid to the telephone carriers to make space in the phone carriers central office available and ready for use and placement of certain Company equipment. Non-recurring collocation fees are amortized over their estimated useful lives of five years.

     The Company also incurs recurring monthly fees to traditional telephone companies. Recurring collocation fees compensate the traditional telephone carrier for maintenance of the facilities and variable costs such as power. These fees also provide Company employees unlimited access to collocation space and enable local loops between the central office and the customer as well as broadband transport facilities to transmit data among the Company's collocations. These recurring fees are cancelable by the Company when it ceases to occupy the space. However, should the Company move to another collocation space in the same area in order to over our service, monthly fees would be payable at approximately the same levels ($500 average per month per collocation facility).

  (G)  LONG-LIVED ASSETS

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of " requires that companies consider whether indicators of impairment of long-lived assets held for use are present. If such indicators are present, companies determine whether the sum of the estimated undiscounted future cash flows attributable to such assets are less than their carrying amount, and if so, companies recognize an impairment loss based on the excess of the carrying amount of the assets over fair value. Accordingly, management periodically

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

evaluates the ongoing value of property and equipment and has determined that there were no indications of impairment as of December 31, 1998 and 1999.

  (H)  ADVERTISING

     The Company expenses the cost of advertising as incurred. Advertising expense was approximately $30,192 and $898,653 for the years ended December 31, 1998 and 1999, respectively.

  (I)  INCOME TAXES

     Prior to becoming BlueStar Properties, Inc., a Tennessee C corporation, on September 28, 1998, the Company operated as a limited liability company under the provisions of the Internal Revenue Code. Under these provisions, income or losses of BlueStar Communications, LLC were reported by the members on their individual federal and state income tax returns, and BlueStar Communications, LLC did not pay income taxes or receive income tax benefits. The year-to-date loss of the LLC through September 28, 1998, of $236,754 was netted against paid-in capital upon the dissolution of the LLC on that date.

     The Company accounts for income taxes under Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (J)  STOCK-BASED COMPENSATION

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, as permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation"(SFAS 123).

  (K)  NET LOSS PER SHARE

     Net loss per share is presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS
128). SFAS 128 requires the presentation of basic and diluted earnings per share
(EPS). Under the provisions of SFAS 128, basic net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period.

     Shares issued to employees subject to repurchase by the Company are not included in the weighted average number of common shares outstanding for the period.

     Diluted EPS is the same as basic EPS as all potentially dilutive securities are antidilutive. Potential dilutive securities at December 31, 1999 include common stock that would be issued for the exercise of stock options and warrants 6,854,450 shares the expiration of restrictions on shares 3,657,157 shares and the conversion of preferred shares 20,522,043 common shares.

  (L)  USE OF ESTIMATES

     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

period. Actual results could differ from those estimates and such differences may be material to the financial statements.

  (M)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts reported in the balance sheet for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and debt approximate fair value.

  (N)  START-UP COSTS

     In accordance with Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" (SOP 98-5), the Company has expensed all start-up costs to date.

  (O)  COMPREHENSIVE LOSS

     The Company's comprehensive loss as defined by Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" has been the same as reported losses since inception.

  (P)  SEGMENT INFORMATION

     The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS
131). SFAS 131 supersedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise", replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The Company operates in one segment: high-speed Internet access and data communications services.

  (Q)  NEWLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS
133). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133 is effective for fiscal quarters beginning after June 15, 2000. The impact of the adoption of SFAS 133 is not expected to have a material impact on the Company's results of operations or financial position.

     Staff Accounting Bulletin 101 "Revenue Recognition in Financial Statements," ("SAB 101") was issued in December 31, 1999 by the Securities and Exchange Commission. SAB 101 provides that, in certain circumstances, revenues which are received in the first month of a contract might have to be recognized over an extended period fo time, instead of in the first month of the contract. Due to complications surrounding the implementation of SAB 101, the SEC has deferred the implementation date of certain provisions of SAB 101 until no later than the quarter ended December 31, 2000, with retroactive application to transactions entered into during the quarter ended March 31, 2000. This extension will allow the Company and other companies impacted by this Bulletin adequate time to fully understand the broader implications of SAB 101 and to respond accordingly.

  (R)  CONCENTRATION OF RISK

     Under a master operating lease agreement with Ascend Communications, now Lucent, the Company had leased equipment valued at $16,213,932 as of December 31, 1999. Lucent is the primary supplier of the

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

Company's network equipment. Lucent also provided the Company with a $1,000,000 line of working capital in a transaction separate from the lease agreements.

     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base.

2.   PROPERTY AND EQUIPMENT

     Property and equipment, at cost, as of December 31, consisted of the following:

                                                                                  1998         1999
                                                                                ----------  ------------
Furniture and Fixtures.......................................................   $   2,815   $   375,094
Network equipment............................................................     166,493     2,358,357
Software.....................................................................          --     2,434,854
Leasehold improvements.......................................................       1,806       102,145
Less accumulated depreciation................................................     (28,402)     (252,950)
                                                                                ----------  ------------
Property and equipment, net..................................................   $ 142,712   $ 5,017,500
                                                                                ==========  ============

3.   LEASE COMMITMENTS

     The Company leases its office facilities and certain equipment from various sources and leases its DSL equipment from Lucent as part of its $109.0 million equipment lease line. The payment terms for each of the individual leases under the Lucent Master Lease Agreement escalate during the first year and then remain constant over the remaining life of the lease. Under the Lucent Master Lease Agreement, the Company may lease equipment with a fair market value up to $30.0 million immediately. The Company may lease additional equipment up to the full $109.0 million value so long as it maintains certain financial ratios and covenants defined in the Lucent Master Lease Agreement. Once the Company has leased equipment with a fair market value greater than $50.0 million, it must maintain $10.0 million of restricted cash or cash equivalents on hand at all times. The total amount of the base rent for all leases and subleases is being charged to expense on the straight-line method over the terms of the leases. Rental expense for all operating leases and subleases was $128,896 and $3,566,838 for the years ended December 31, 1998 and 1999, respectively. Future minimum commitments under noncancellable operating lease agreements and building office space lease agreements outstanding at December 31, 1999 are as follows:

                                                                                            Operating
                                                                                          Lease Payments
                                                                                          --------------
2000....................................................................................  $    9,219,241
2001....................................................................................       9,689,065
2002....................................................................................       5,427,773
2003....................................................................................         490,726
2004....................................................................................         205,572
                                                                                          --------------
Total minimum lease payments............................................................  $   25,032,377
                                                                                          ==============

4.   ACCRUED LIABILITIES

     At December 31, 1998 and 1999, accrued liabilities consisted of the following:

                                                                                  1998         1999
                                                                                ----------  ------------
Accrued software payments....................................................   $      --   $   995,537
Accrued compensation expenses................................................          --       764,482
Deferred lease payments......................................................      80,251     1,824,962
Other accruals...............................................................      89,065     1,060,795
                                                                                ----------  ------------
Accrued liabilities..........................................................   $ 169,316   $ 4,645,776
                                                                                ==========  ============

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

       Deferred lease payments, within accrued liabilities, are caused by the difference between the recognition of lease expense under generally accepted accounting principles and the payment terms required by the Lucent Master Lease Agreement. The payment terms for each of the individual leases under the Lucent Master Lease Agreement escalates during the first year and then remains constant over the remaining life of the lease. Accordingly, the base rent for the lease is being charged to expense using the straight line method over the life of the lease (36 months).

5.     NOTE PAYABLE

       In December 1999, the Company entered into a short-term note payable to an equipment vendor in the amount of $541,526. Interest accrues at an annual rate of 15%. Principal and interest payments of $58,704 are due monthly for the first 10 months of the year ended December 31, 2000.

6.     LONG-TERM DEBT

       At December 31, 1998 and 1999, long-term debt consists of:

                                          INTEREST
                                            RATE        1998        1999
                                          ---------  -----------  ----------
Lucent loan dated August 1998...........      8.50%  $  500,000   $ 373,891
Lucent loan dated February 1999.........      7.75           --     450,205
Less current portion....................               (155,000)   (320,922)
                                                     -----------  ----------
Long-term debt..........................             $  345,000   $ 503,174
                                                     ===========  ==========

       The Company has a working capital line of credit agreement (Credit Line) with Lucent allowing for borrowings up to $1,000,000. The balance is secured by all of the assets of the Company. The line of credit is available in two tranches of $500,000 each. Each tranche is payable over thirty-six months with interest only payments for the first six months and principal and interest due over the remaining thirty months. The August 1998 tranche matures in August 2001 and the February 1999 tranche matures in February 2002. Amounts charged to interest expense for both loans was $14,166 and $65,486 during the years ended December 31, 1998 and 1999, respectively.

7.     REDEEMABLE CONVERTIBLE PREFERRED STOCK

       The Company's certificate of incorporation, as amended, authorizes the issuance of up to 25,000,000 shares of Redeemable Convertible Preferred Stock (Preferred Stock), of which 12,345,003 and 8,177,040 shares are designated Series A and Series B, respectively. In March 1999, the Company issued 12,345,003 shares of redeemable convertible voting preferred stock designated as Series A Preferred Stock at $0.49 per share. In August 1999 the Company issued 8,177,040 shares of redeemable convertible voting Preferred Stock designated as Series B Preferred Stock at $3.80 per share.

       The rights with respect to voting, dividends, liquidation and conversion of the Preferred Stock are as follows:

       Each share of Series A and B Preferred Stock has the same number of votes as the number of shares of Common Stock into which that Series of Preferred Stock is convertible.

     Holders of Series A and B Preferred Stock are entitled to receive dividends at the annual rate of $0.04 and $0.30 per share, respectively, when, as and if declared by the Board of Directors. Such dividends are non-cumulative and are payable prior and in preference to any dividends payable for Common Stock declared by the Board of Directors. There have been no dividends declared to date. As of December 31, 1999, the preferred stock holders have a priority right on dividends of $1,296,000.

       In the event of any liquidation or winding up of the Company, including a merger or sale of significant assets, the holders of Series A and B Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock an

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)


amount of $0.49, the original Series A liquidation amount, and $3.80, the original Series B liquidation amount, per share for each share of Series A and B Preferred Stock, respectively, plus all declared but unpaid dividends, if any. If assets are insufficient to permit payment in full of a particular series, then distribution would occur in proportion to the original issue price of the respective series of Preferred Stock held by such holders.

       After paying the amounts due the holders of shares of Preferred Stock, the remaining assets available for distribution shall be distributed pro rata among the holders of Common Stock and all Preferred Stock.

     Each share of Preferred Stock is convertible into Common Stock at the option of the holder or upon the consent of a majority of the aggregate votes of the number of preferred shares then outstanding. The number of fully paid and nonassessable shares of common stock into which each share of Series A and Series B Preferred Stock may be converted shall be determined by dividing the gross issue proceeds plus any declared but unpaid dividends by the original issue price, adjusted for the effect of any stock splits, dividends or other distribution payable that entitles a holder of Common Stock to receive additional shares without payment of any consideration for the additional shares. The conversion price was $0.49 and $3.80 for each share of Series A and Series B Preferred Stock, respectfully, at December 31, 1999.

       Such conversion is automatic upon the effective date of an initial public offering of Common Stock for which the gross proceeds to the Company are at least $20,000,000 and the offering price per share is at least $3.80 per share. A total of 20,522,043 shares of Common Stock have been reserved for issuance upon the conversion of the Series A and Series B Preferred Stock.

       Each holder of Series A or Series B Preferred Stock may require the Company to redeem on the dates specified below, by giving not less than 60 days written notice, up to a cumulative total of that percentage of the shares held by such requesting holder as set forth below.

                                                                   CUMULATIVE
                                                                   PERCENTAGE
                                                                    OF SHARES
                                                                    WHICH MAY
     REDEMPTION DATE                                               BE REDEEMED
     -----------------                                            ------------
     March 17, 2006..............................................          25%
     March 17, 2007..............................................          50
     March 17, 2008..............................................          75
     March 17, 2009..............................................         100

8.     STOCKHOLDERS' DEFECIT

       On October 29, 1999, the Company effected a 3-for-1 stock split in the form of a stock dividend. The accompanying consolidated financial statements and all references to Common Stock shares and per share amounts including options and warrants to purchase Common Stock have been retroactively restated to reflect the stock split. Membership units in the LLC were not effected by the stock split as it was not an organized entity at the time of the stock dividend. During 1999 the Company enacted a change in the par value of its common stock from $0.0025 to $.01 per share.

       As a condition of the Series A Preferred Stock agreement entered into on March 17, 1999, three employees of the Company entered into Stock Restriction and Special Payment Agreements with the Company. The agreements require tenure conditions for the respective employees in order to fully vest in a portion of their shares owned as of the date of the funding of the Series A Preferred Stock. Restricted shares are subject to a right of repurchase by the Company, at a price of $0.049 per share, if the employee leaves the Company or is terminated prior to vesting. This right of repurchase lapses ratably over a 48-month period and an additional 25% of the original amount of restricted shares automatically accelerates vesting for termination without cause. In addition, the agreements also include provisions which

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

accelerate vesting upon a change in control of the Company. In connection with the termination of employment of one of these employees subject to such agreements, the Company exercised its right of repurchase of 2,021,025 shares of Common Stock at a price of $.049 per share and immediately retired these shares.

       On September 22, 1998, the Company entered into a Personal Services Agreement (PSA) with a consultant for the Company. Under the terms of the agreement, the consultant was granted 3.5% stock ownership in the Company and ultimately received additional ownership interest under the agreement. As of December 31, 1998, the consultant had received ownership in 5% of the outstanding Common Stock. Compensation expense was recorded based on the 5% ownership for the year ending December 31, 1998. On March 18, 1999, the consultant received 1,390,017 additional shares per the terms of the PSA. Immediately subsequent to receipt of the shares, the consultant became an officer and employee of the Company and the PSA was terminated. As a condition of the Series A Preferred Stock Purchase Agreement, a portion of his shares of Common Stock are restricted and subject to repurchase by the Company. Compensation expense related to the unrestricted shares was recognized upon issuance. The value related to the 1,298,244 restricted shares was recorded as deferred compensation and is being amortized over the 48-month vesting period.

       On August 8, 1998, the Company entered into a Warrant Agreement with Lucent in relation to the working capital note payable. In consideration of this commitment with a ten-year term, a warrant was issued to purchase shares of Common Stock at an exercise price of $0.33 per share. The number of shares available to be exercised per the terms of the note equaled the total principal amount advanced to the Company divided by ten, adjusted for any stock splits. At December 31, 1998, the Company had borrowed $500,000 and thus 150,000 shares were available to be issued under the warrant. In February 1999, the Company borrowed an additional $500,000 on the note and the number of shares available to be issued under the warrant was increased to 300,000. As of December 31, 1999, there have been no exercises under the warrant.

       In July 1999, the Company entered into a Warrant Agreement with Boyle Consolidated Communications, LLC (Boyle) as consideration for an exclusivity license to install access equipment in certain Boyle properties. The Company issued to Boyle a warrant to purchase 60,000 shares of Common Stock with an exercise price of $1.67 per share. This warrant is immediately exercisable and expires on the earlier of July 2004 or a breach of the agreement. The Company may exercise the option to repurchase any unvested shares at a price of $1.67 per share. The shares vest ratably over a 36-month period. As of December 31, 1999, there have been no exercises under the warrant. The Company accounted for the warrants based on their fair value at the grant date utilizing the Black Scholes economic model. The value of the warrants was expensed.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

9.     STOCK OPTION PLAN

       During 1998, the Company issued 360,000 non-qualified stock options to certain initial employees and consultants of the Company. From January 1999 to March 1999, the Company issued an additional 366,000 non-qualified stock options to certain employees and three consultants of the Company. All initial employee or consultant options were issued at exercise prices greater than market value as determined by the Board of Directors of the Company. The options expire in 2006. The Company recognized compensation expense for the value of the 360,000 options issued to non-employees.

                                                                      WEIGHTED
                                                                      AVERAGE
                                                         NUMBER OF    EXERCISE
                                                          SHARES       PRICE
                                                         ----------- ----------
Outstanding at January 1, 1998.........................          --         --
   Granted.............................................     360,000  $    0.33
   Exercised...........................................          --         --
   Cancelled...........................................          --         --
                                                          ---------- ----------
Outstanding at December 31, 1998.......................     360,000       0.33
   Granted.............................................     366,000       0.38
   Exercised...........................................     (45,000)      0.33
   Cancelled...........................................    (135,000)      0.33
                                                          ---------- ----------
Outstanding at December 31, 1999.......................     546,000  $    0.37
                                                          ========== ==========
Exercisable at December 31, 1999.......................     306,000  $    0.36
                                                          ========== ==========

       In March 1999, the Company's Board of Directors (Board) adopted the 1999 Incentive Stock Option Plan (Plan). The Plan provides for the granting of stock options to employees, directors or consultants of the Company. The Plan is administered by the Board and allows for the granting of non-qualified (NQOs) and incentive stock options (ISOs) for purchase up to an aggregate of 3,259,500 shares of Common Stock. The options are exercisable at the discretion of the plan administrator, but generally are exercisable upon vesting. Options generally vest over a four year period at a rate of 25% after the first year of service, then ratably over the next thirty-six months. Certain employees of the Company have been granted ISOs which vest at a rate of 12.5% after the first six months of service and then ratably over the next forty-two months. Options expire within 10 years after the date of grant. In the event of a change of control of the Company, the Plan provides for accelerated vesting based upon the terms evidenced in the Option grant, generally 50.0% of the unvested options of the employee. All options under the Plan have a ten year term.

       In October 1999, the Board approved and adopted the 1999 Stock Option/Stock Issuance Plan (New Plan). The New Plan provides for the granting of stock options and stock purchase rights to employees, non-employee members of the Board and consultants who provide services to the Company. At December 31, 1999, 7,615,500 shares of Common Stock were reserved for issuance under the Plan. The Plan is administered by the Board and allows for the granting of non-statutory options (NSOs) and incentive stock options (ISOs). The plan administrator establishes exercise provisions for options, but generally options are immediately exercisable upon grant. In the event that options are exercised prior to vesting, the shares issued pursuant to unvested options will be subject to repurchase by the Company. Options generally vest over a four year period at a rate of 25% after the first year of service, then ratably over the next thirty-six months. Certain employees of the Company have been granted options which vest at a rate of 12.5% after the first six months of service and then ratably over the next forty-two months. Options expire within 10 years after the date of grant.

     All grants under the Plan will be issued new certificates under the New Plan. Grants issued above the amount authorized by the Plan have been approved by the Board and are considered issued under the New Plan.

     The Company accounts for options issued to employees under APB Opinion 25. For the period ended December 31, 1999, the Company granted options with exercise prices greater than, equal to and less than the market value of the common stock as determined by the Board of Directors of the Company. As a result of the Company's reassessment during 2000 of the fair value per share of its common stock, the Company has restated its financial statements for the year ended December 31, 1999 to recognize deferred compensation of $3,601,347 related to options granted with exercise prices less than the market value of the common stock. Stock compensation expense is recognized over the four year vesting period and totaled $425,840 for the year ended December 31, 1999. The Company recognized compensation expense related to non-qualified options issued to consultants under the Plan.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

      Plan and New Plan activity is as follows:
                                                                 WEIGHTED
                                                                 AVERAGE
                                                    NUMBER OF    EXERCISE
                                                    SHARES       PRICE
                                                  -----------  ----------
Outstanding at January 1, 1999..................           --          --
   Granted......................................    6,134,265   $    0.37
   Exercised....................................     (153,315)       0.06
   Cancelled....................................      (32,500)       0.57
                                                    ---------   ---------
Outstanding at December 31, 1999................    5,948,450   $    0.38
                                                    =========   =========
Exercisable at December 31, 1999................      308,543   $    0.07
                                                    =========   =========

     The following table summarizes information about initial employee, Plan and New Plan options outstanding at December 31, 1999:

                                                         REMAINING    WEIGHTED                 WEIGHTED
                                           OPTIONS      CONTRACTUAL   AVERAGE     OPTIONS      AVERAGE
                                         OUTSTANDING     LIFE IN      EXERCISE  EXERCISABLE    EXERCISE
           EXERCISE PRICES               AT 12/31/99      YEARS        PRICE    AT 12/31/99     PRICE
---------------------------------------  ------------  ------------ ----------  ------------  ----------
              $0.05-0.10                   2,939,250           4.50  $    0.07      299,043   $    0.05
               0.20-0.49                   1,008,000           3.71       0.29      306,000        0.36
                 0.77                      2,547,200           5.00       0.77        9,000        0.77
                                           ---------           ----  ---------      -------   ---------
                                           6,494,450           4.60  $    0.38      614,043   $    0.22
                                           =========           ====  =========      =======   =========

     SFAS 123 established new financial and reporting standards for stock-based compensation plans. As the Company has adopted the disclosure-only provision of SFAS 123, no compensation cost has been recognized for the Company's option plan based on the fair value method. If the Company had recognized compensation cost for the option grants based on the fair value method prescribed by SFAS 123, the effects for the year ended December 31, 1998 would have been immaterial and the Company's net loss would have increased by approximately $44,000 or less than $0.01 per share for the year ended December 31, 1999. The weighted average fair value of options granted during 1999 was $0.61. The above tables include 37,500 non-qualified options issued under the plan that are subject to repurchase by the Company. The Company did not repurchase any of these shares as of December 31, 1999.

     The fair value for these options was estimated at the date of grant using the minimum value method allowed under SFAS 123. Under this method, the expected life of the options used in this calculation was 2, 3, 5 and 6 years for options vesting in 1, 2, 3 and 4 years, respectively, from the date of grant; the risk free interest rate used ranged from 4.62% to 6.38%; and a volatility factor of nil.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(CONTINUED)

10. INCOME TAXES

     The components of the net deferred income tax asset (liability), at an effective rate of 39%, as of December 31, 1998 and 1999 are as follows:

                                                     1998          1999
                                                  -----------  -------------
Non-current asset (liability):
   Net operating loss carryforward.............   $  186,811   $  7,906,389
   Tax over book depreciation..................       (9,008)      (265,253)
   Compensation accrual........................           --         77,728
   Other nondeductible accruals................           --        143,500
   Capitalized start-up costs..................        9,576          7,912
   Long-term accrued liability.................       34,735             --
                                                  ----------   ------------
     Total non-current asset...................      222,114      7,870,276
   Less valuation allowance....................     (222,114)    (7,870,276)
                                                  ----------   ------------
     Net deferred tax asset....................   $       --   $         --
                                                  ==========   ============

     SFAS 109 requires the Company to record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." It further states that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years." The ultimate realization of the deferred income tax assets depends on the Company's ability to generate sufficient taxable income in the future. The Company has provided a valuation allowance at December 31, 1998 and December 31, 1999. If the Company achieves sufficient profitability in future years to use all of the deferred income tax asset, the valuation allowance will be reduced through a credit to expense (increasing retained earnings).

     As of December 31, 1999, the Company had federal net operating loss carryforwards of approximately $479,002 which expire in 2013 and $18,804,874 which expire in 2014.

11. COMMITMENTS AND CONTINGENCIES

     The Company is involved in various litigation that arise through the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

     On April 5, 1999, the Company entered into an agreement with the Chief Executive Officer. The agreement provides for a monthly base salary and 12 months' salary and additional vesting of options if terminated.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                      DECEMBER 31, 1999 AND MARCH 31, 2000

                                                                                    DECEMBER 31,     MARCH 31,
                                                                                       1999            2000
                                                                                                     (UNAUDITED)
                                                                                   --------------  --------------
                                     ASSETS
Current Assets:
   Cash and cash equivalents....................................................   $  12,901,707   $  19,528,634
   Accounts receivable..........................................................         140,115         536,343
   Inventories..................................................................         108,051          48,022
   Prepaid expenses and other current assets....................................         325,643       1,254,961
                                                                                   --------------  --------------
     Total current assets.......................................................      13,475,516      21,367,960
                                                                                   --------------  --------------

Property and equipment, net ....................................................       5,017,500       9,285,596
Collocation fees, net ..........................................................       7,445,674       9,874,059
Other assets ...................................................................         567,677       1,247,677
                                                                                   --------------  --------------
   Total assets.................................................................   $  26,506,367   $  41,775,292
                                                                                   ==============  ==============

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
   Accounts Payable.............................................................   $   2,360,369   $   2,476,087
   Accrued Liabilities..........................................................       4,645,776       6,442,357
   Note Payable ................................................................         541,526         416,954
   Current portion of long-term debt............................................         320,922         327,663
                                                                                   --------------  --------------
     Total current liabilities..................................................       7,868,593       9,663,061
                                                                                   --------------  --------------
Long-term debt, net of current portion..........................................         503,174         418,586
     Total liabilities..........................................................       8,371,767      10,081,647

Commitments and Contingencies:
Redeemable Convertible Preferred Stock, $.01 par value;
   25,000,000 shares authorized
   Series A, 12,345,003 shares outstanding......................................       5,936,688       5,936,688
   Series B, 8,177,040 shares outstanding ......................................      31,080,009      31,080,009
   Series C, 2,165,603 shares outstanding.......................................              --      33,975,000

Stockholders' Deficit:
   Common stock, $.01 par value at December 31, 1999 and March 31, 2000;
      60,000,000 shares authorized at December 31, 1999 and March 31, 2000,
      11,712,900 and 13,166,964 shares issued and outstanding at
      December 31, 1999 and March 31, 2000, respectively........................         117,128         131,669
   Additional paid-in capital...................................................       4,018,372       5,758,984
   Restricted stock loan receivable.............................................              --        (715,354)
   Deferred compensation .......................................................      (3,239,122)     (3,281,441)
   Accumulated deficit .........................................................     (19,778,475)    (41,191,910)
                                                                                   --------------  --------------
     Total stockholders' deficit................................................     (18,882,097)    (39,298,052)
                                                                                   --------------  --------------
     Total liabilities, redeemable convertible preferred stock and stockholders'
       deficit..................................................................   $  26,506,367   $  41,775,292
                                                                                   ==============  ==============

            THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 2000
                                   (Unaudited)


                                                                                     1999            2000
                                                                                 -------------- -------------
Revenues.....................................................................    $     34,534   $   1,131,593
Operating Expenses:
   Network and product costs.................................................         245,683       8,265,728
   Selling and marketing.....................................................          85,166       7,914,871
   General and administrative ...............................................         241,990       5,304,594
   Amortization of deferred compensation.....................................              --         548,846
   Depreciation and amortization.............................................           6,858         720,658
                                                                                 -------------  --------------
      Total operating expenses...............................................         579,697      22,754,697
                                                                                 -------------  --------------
Loss From Operations ........................................................        (545,163)    (21,623,104)
Interest Income (Expense):
   Interest income ..........................................................          15,437         318,834
   Interest expense..........................................................         (15,624)        (39,552)
                                                                                 -------------  --------------
      Net interest income (expense)..........................................            (187)        279,282
                                                                                 -------------  --------------
Net loss ....................................................................    $   (545,350)  $ (21,343,822)
                                                                                 =============  ==============

Net loss per common share, basic and diluted ................................    $      (0.04)  $       (2.32)
                                                                                 =============  ==============
Weighted average number of common shares outstanding.........................      12,145,593       9,203,742
                                                                                 =============  ==============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
            CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                   (Unaudited)

                                                                  RESTRICTED
                                    COMMON STOCK      ADDITIONAL    STOCK
                               ---------------------   PAID-IN      LOAN       DEFERRED      ACCUMLATED
                                 SHARES     AMOUNT     CAPITAL    RECEIVABLE COMPENSATION     DEFICIT        TOTAL
                               ----------- --------- -----------  ---------- -------------  ------------  ------------
Balance at December 31, 1999   11,712,900  $117,128  $4,018,372   $     --   $ (3,239,122)  $(19,778,475) $(18,862,097)
   Exercise of common stock
     options.................   3,239,000    32,390   1,149,447         --             --             --     1,181,837
   Repurchase of common
     stock...................  (1,784,936)  (17,849)         --         --             --        (69,613)      (87,462)
   Deferred compensation on
     stock option grants.....          --       ---     591,165         --       (591,165)            --            --
   Amortization of deferred
     compensation............          --        --          --         --        548,846             --       548,846
   Restricted stock loan
     receivable..............          --        --          --   (715,354)            --             --      (715,354)
   Net loss..................          --        --          --         --             --    (21,343,822)  (21,343,822)
                               ----------- --------- -----------  ---------- -------------  -------------  ------------
Balance at March 31, 2000....  13,166,964  $131,669  $5,758,984  $(715,354)  $ (3,281,441) $ (41,191,910) $(39,298,052)
                               =========== ========= ===========  ========== =============  =============  ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 2000
                                  (Unaudited)


                                                                                 1999           2000
                                                                             -------------  --------------
Cash Flows From Operating Activities:
   Net loss...............................................................   $   (545,350)  $ (21,343,822)
   Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation of property and equipment...............................          6,858         548,142
     Amortization of collocation fees ....................................             --         172,516
     Amortization of deferred compensation ...............................             --         548,846
     Interest on restricted stock receivable..............................             --          (9,784)
     Changes in operating assets and liabilities:
       Accounts receivable ...............................................        (15,317)       (396,228)
       Inventories .......................................................             --          60,029
       Prepaid expenses and other current assets .........................           (896)       (929,318)
       Other assets ......................................................             --        (680,000)
       Accounts payable ..................................................          3,421         115,718
       Accrued liabilities ...............................................         85,120       1,796,581
                                                                             -------------  --------------
         Net cash used in operating activities ...........................       (466,164)    (20,117,320)
                                                                             -------------  --------------
Cash Flows From Investing Activities:
   Purchase of property and equipment.....................................        (30,501)     (4,786,683)
   Payments of collocation fees ..........................................        (42,350)     (2,600,901)
                                                                             -------------  --------------
         Net cash used in investing activities ...........................        (72,851)     (7,387,584)
                                                                             -------------  --------------
Cash Flows From Financing Activities:
   Proceeds from issuance of common stock ................................             --         476,267
   Repurchase of common stock ............................................             --         (87,462)
   Proceeds from issuance of preferred stock .............................      5,896,750      33,975,000
   Proceeds from long-term debt ..........................................        500,000              --
   Repayments on note payable.............................................             --        (154,127)
   Repayments on long-term debt ..........................................             --         (77,847)
   Other equity transactions, net.........................................        (15,013)             --
                                                                             -------------  --------------
         Net cash provided by financing activities .......................      6,381,737      34,131,831
                                                                             -------------  --------------
Net Increase in Cash and Cash Equivalents ................................      5,842,722       6,626,927
Cash and Cash Equivalents, beginning of period............................        501,611      12,901,707
                                                                             -------------  --------------
Cash and Cash Equivalents, end of period..................................   $  6,344,333   $  19,528,634
                                                                             =============  ==============
Supplemental Cash Flow Information:
   Interest paid..........................................................   $     15,624   $      39,552
                                                                             =============  ==============
Supplemental Non-Cash Investing Activities:

   Restricted Stock Receivable............................................   $         --   $     705,570
                                                                             =============  ==============
Supplemental Non-Cash Financing Activities:

   Software purchased through short-term note payable.....................   $         --   $      29,555
                                                                             =============  ==============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The condensed consolidated balance sheet as of March 31, 2000 and the condensed consolidated statements of operations and cash flows for the periods ended March 31, 1999 and March 31, 2000 have been prepared by the Company in accordance with the accounting policies described in its annual financial statements for the year ended December 31, 1999 and should be read in conjunction with the notes thereto.

       In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position at March 31, 2000 and results of operations and changes in cash flows for all periods presented have been made. The results of operations for the periods ended March 31, 1999 and 2000 are not necessarily indicative of the operating results for the full years.

2.     NET LOSS PER SHARE

       Net loss per share is presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS
128). SFAS 128 requires the presentation of basic and diluted earnings per share
(EPS). Under the provisions of SFAS 128, basic net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period.

       Shares issued to employees subject to repurchase by the Company are not included in the weighted average number of common shares outstanding for the period.

       Diluted EPS is the same as basic EPS as all potentially dilutive securities are antidilutive. Potential dilutive securities include common stock that would be issued for the exercise of stock options and warrants 4,581,700 shares the expiration of restrictions on shares 3,456,018 shares and the conversion of preferred shares (22,687,641 common shares).

3.     LEASE COMMITMENTS

       In April of 2000, the Master Lease Agreement with Lucent was amended to increase the maximum lease line from $109 million to $175 million. As of March 31, 2000, the Company has drawn a total of $16.2 million from the lease line.

        In April, 2000, the Company executed an equipment leasing line with Cisco Systems Capital, which allows the Company to lease equipment with a fair market value up to $50.0 million.

4.     REDEEMABLE CONVERTIBLE PREFERRED STOCK

       On January 28, 2000, the Company issued 318,471 shares of Series C Preferred Stock for a total consideration of $5,000,000. On February 14, 2000, the Company issued an additional 1,847,132 shares of Series C Preferred Stock for net proceeds of $28,984,968. The rights and preferences of the Series C preferred stock are similar to Series A and B preferred stock, except that Series C preferred stock contains antidilution provisions.

5.     STOCKHOLDERS DEFICIT

       In January 2000, one of the employees subject to a Stock Restriction and Special Payment Agreement resigned. The Company exercised its right to repurchase the related outstanding restricted shares of 1,784,935 at a purchase price of $0.049 per share. The total cost of repurchased options and severance to the Company under the resignation agreement was approximately $231,000.

6.     STOCK OPTION PLAN

       During 2000, the Company's Board of Directors (Board) adopted the 2000 Stock Incentive Plan (2000 Plan). The 2000 Plan provides for five separate equity incentive programs for eligible employees, directors and consultants of the Company, which are the Discretionary Option Grant Program, Salary Investment Option Grant Program, Stock Issuance Program, Automatic Option Grant Program and Director Fee Option Grant Program. A total of 8,538,500 shares of common stock have been reserved for issuance under the 2000 Plan, which includes all option grants under the predecessor option plans (ie. the initial employee Plan and New Plan, and shares available for issuance under the predecessor plans) and 4,200,315 additional shares approved by the Board for issuance.

       The Salary Investment Option Grant Program is restricted to certain highly compensated employees and other insiders as defined in the 2000 Plan. The Automatic Option Grant and Director Fee Option Grant programs are restricted to non-employee Board members. All employees, non-employee members of the Board and consultants and the independent advisors who provide services to the Company are eligible under the Discretionary Option Grant and Stock Issuance Programs.

              BLUESTAR COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       The Company granted an additional 1,033,500 incentive stock options under the 2000 Plan to certain employees of the Company at exercise prices ranging from $0.77 to $7.85 per share in the period from January 5, to March 31, 2000. These option grants generally vest over a four year period at a rate of 25% after the first year of service, then ratably over the next thirty-six months.

       From January 1, 2000 to March 31, 2000, certain employees of the Company exercised options for 2,968,810 shares at a weighted average exercise price of $0.27 per share. Some of these employees were issued recourse loans by the Company valued at $705,570 in order for the employees to purchase their respective shares. The loans accrue interest at an annual rate of 7%. The loans are also secured by a pledge of the Common Stock purchased by the loan proceeds. Of the shares exercised through March 31, 2000, 2,256,666 shares have not vested and are subject to repurchase by the Company at a weighted average exercise price of $0.46 per share.

7.     STOCK PURCHASE PLAN

       On March 30, 2000, the Company's Board of Directors approved the BlueStar Communications Group, Inc. Employee Stock Purchase Plans (the "ESPP"). As part of the ESPP, 600,000 of common shares have been reserved for issuance under the plan. The ESPP's adoption is subject to the Company's completion of its initial public offering.

       The ESPP, which is intended to qualify under Section 423 of the IRS Code, will be implemented by a series of overlapping offering periods of 24 months' duration, with new offering periods, other than the first offering period, commencing on the first business day in February and August of each year.

       The purchase price per share at which shares will be sold in an offering under the ESPP will be the lower of 85% of the fair market value of a share of the Company's common stock on the first day of an offering period or 85% of the fair market value of a share of the Company's common stock on the semi-annual purchase date. The fair market value of the Company's common stock on a given date will be equal to the closing price of the Company's common stock on such date as such price is reported by the National Association of Securities Dealers on the Nasdaq national market.

8.   SUBSEQUENT EVENTS

     On June 16, 2000 an agreement was reached to merge with Covad Communications, Group, Inc. ("Covad"), a provider of broadband and Internet services. Under the merger agreement, the Company will receive 8 million shares of Covad common stock for all of the Company's outstanding shares, plus assumption of $55 million in debt and operating leases in a transaction currently scheduled to close in the third quarter of 2000. Up to five million additional shares of Covad common stock may be issued to the BlueStar shareholders if certain performance targets are met by BlueStar over the 2001 fiscal year.

     In June 2000, BlueStar entered into a $40.0 million demand loan agreement with Bear Stearns Corporate Lending Inc. Under the terms of the loan agreement, BlueStar may request up to $5.0 million every two weeks, not to exceed an aggregate of $40.0 million. Bear Stearns, however, is not obligated to provide any portion of the requested amount. Any amounts borrowed under the loan agreement bear interest, at BlueStar's discretion, at either (1) the prime rate publicly announced by Citibank, N.A., plus 600 basis points or (2) the interest rate which eurodollar deposits for one month are offered in the interbank eurodollar market plus 700 basis points. Under either interest rate election, the minimum interest rate is 13.0%. The loan agreement matures at the earliest of (1) demand by Bear Stearns, (2) the date of commencement by or against BlueStar or any of its subsidiaries of any bankruptcy proceeding,
(3) termination of the merger agreement in accordance with its terms
(4) consummation of the merger with Covad Communications or any other change in control of BlueStar or (5) December 15, 2000.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify such person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

     As permitted by Section 102(b)(7) of the DGCL, Covad Communications' amended and restated certificate of incorporation includes a provision that limits a director's personal liability to Covad Communications or its stockholders for monetary damages for breaches of his or her fiduciary duty as a director. Article X of Covad Communications' amended and restated certificate of incorporation provides that no director of Covad Communications shall be personally liable to Covad Communications or its stockholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

     As permitted by Section 145 of the DGCL, Covad Communications' bylaws provide that, to the fullest extent permitted by the DGCL, directors, officers and certain other persons who are made, or are threatened to be made, parties to, or are involved in, any action, suit or proceeding will be indemnified by Covad Communications with respect thereto. Article VI of Covad Communications' bylaws provides for the indemnification of officers, directors, employees and agents of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding the indemnified party had no reason to believe his conduct was unlawful.

     Covad Communications maintains insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers of Covad Communications. Covad Communications also entered into agreements to indemnify Covad Communications' directors and executive officers, in addition to the indemnification provided for in Covad Communications' amended and restated certificate of incorporation and bylaws.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


EXHIBIT
NUMBER       DESCRIPTION
------------ -----------
2            Agreement and Plan of Merger and Registration among Covad Communications Group, Inc.,
             Covad Acquisition Corp. and BlueStar Communications Group, Inc. dated as of June 15,
             2000.
3.1*         Amended and Restated Certificate of Incorporation.
3.2*         Bylaws, as currently in effect.
3.3*         Form of Certificate of Amendment of Certificate of Incorporation of Covad
             Communications filed on July 14, 2000.
4.1(1)       Indenture dated as of March 11, 1998 between Covad Communications and The Bank of New
             York.


EXHIBIT
NUMBER       DESCRIPTION
------------ -----------
4.4(1)       Warrant Registration Rights Agreement dated as of March 11, 1998 among Covad
             Communications and Bear, Stearns & Co., and BT Alex. Brown Incorporated.
4.5(1)       Specimen 13 1/2% Senior Note Due 2008.
4.6(1)       Amended and Restated Stockholders Rights Agreement dated January 19, 1999 among Covad
             Communications and certain of its stockholders.
4.7(2)       Indenture dated as of February 18, 1999 among Covad Communications and The Bank of New
             York.
4.8(2)       Registration Rights Agreement dated as of February 18, 1999 among Covad Communications and the Initial Purchasers.
4.9(2)       Specimen 12 1/2% Senior Note Due 2009.
4.10(7)      Indenture dated as of January 28, 2000, between Covad Communications and United States
             Trust Company of New York.
4.11(7)      Registration Rights Agreement dated as of January 28, 2000, between Covad
             Communications and Bear, Stearns & Co., Inc.
4.12(7)      Specimen 12% Senior Note Due 2010.
4.13(4)      Stockholder Protection Rights Agreement dated February 15, 2000.
4.14         Stock Restriction Agreement among Covad Communications
             and certain stockholders of BlueStar, (included in Exhibit 2).
5.1#         Opinion of Simpson Thacher & Bartlett.
8.1#         Tax opinion of Simpson, Thacher & Bartlett.
8.2#         Tax opinion of Brobeck, Phleger & Harrison LLP.
9            Stockholders Agreement among Covad Communications and certain stockholders of BlueStar,
             (included in Exhibit 2).
10.1(2)      Form of Indemnification Agreement entered into between Covad
             Communications and each of Covad Communications' executive officers and directors.
10.2         Demand Loan Agreement dated as of June 15, 2000 among BlueStar and Bear Stearns
             Corporate Lending Inc.
10.3         Put/Call Option Agreement dated as of June 15, 2000 among Covad Communications and Bear
             Stearns Corporate Lending Inc.
10.5(2)      Series C Preferred Stock and Warrant Subscription Agreement
             dated as of February 20, 1998 among Covad Communications, Warburg,
             Pincus Ventures, L.P., Crosspoint Venture Partners 1996 and Intel
             Corporation, as amended by the Assignment and Assumption Agreement and First Amendment to the Series C Preferred Stock and Warrant
             Subscription Agreement dated as of April 24, 1998 among Covad
             Communications, Warburg, Crosspoint and Robert Hawk.
10.6(2)      Employment Agreement dated June 21, 1999 between Covad Communications and Robert E.
             Knowling, Jr.
10.7(2)      Sublease Agreement dated July 6, 1998 between Auspex Systems, Inc. and Covad
             Communications with respect to Registrant's facilities in Santa Clara, California.
10.8(2)      1998 Employee Stock Purchase Plan and related agreements, as currently in effect.
10.10(2)     Form of Warrant to purchase Common Stock issued by Covad Communications on February 20,
             1998 to Warburg, Pincus Ventures, L.P., Crosspoint Ventures Partners 1996 and Intel
             Corporation.
10.11(5)     Note Secured by Deed of Trust dated October 7, 1998 issued by Catherine A. Hemmer and
             John J. Hemmer in favor of Covad Communications.
10.12(5)     1997 Stock Plan and related option agreement, as currently in effect.
10.13(5)     Series C-1 Preferred Stock Purchase Agreement dated as of
             December 30, 1998 among Covad Communications, AT&T Venture Fund II,
             LP and two affiliated funds.
10.14(5)     Series D-1 Preferred Stock Purchase Agreement dated as of
             December 30, 1998 among Covad Communications, AT&T Venture Fund II,
             LP and two affiliated funds.
10.15(5)     Series C-1 Preferred Stock Purchase Agreement dated as of
             December 30, 1998 between Covad Communications and NEXTLINK
             Communications, Inc.
10.16(5)     Series D-1 Preferred Stock Purchase Agreement dated as of
             December 30, 1998 between Covad Communications and NEXTLINK
             Communications, Inc.


EXHIBIT
NUMBER       DESCRIPTION
------------ -----------
10.17(5)     Series C-1 Preferred Stock Purchase Agreement dated as of January 19, 1998 between
             Covad Communications and U.S. Telesource, Inc.
10.18(5)     Series D-1 Preferred Stock Purchase Agreement dated as of January 19, 1998 between
             Covad Communications and U.S. Telesource, Inc.
11.1(6)      Statement of Computation of Per Share Earnings.
12.1         Statement of Computation of Ratios (Included in Exhibit 2).
21.1(6)      Subsidiaries of Covad Communications.
23.1         Consent of Ernst & Young LLP, independent auditors.
23.2#        Consent of Simpson, Thacher & Bartlett (Included in Exhibit 5.1).
23.3         Consent of PriceWaterhouse Coopers LLP
23.4         Consent of Arthur Anderson LLP
24.1         Power of Attorney (Included in Part II).
27.1(6)      Financial Data Schedules.
99.1         Opinion of Donaldson, Lufkin & Jennette Securities Corporation
99.2         Section 262 of the Delaware General Corporation Law
--------------

     #   To be filed by Amendment.

     (1) Incorporated by reference to the exhibit of corresponding number filed with its registration statement on Form S-4 (No. 333-51097) as originally filed on April 27, 1998 and as subsequently amended.

     (2) Incorporated by reference to the exhibit of corresponding number filed with its registration statement on Form S-4 (No. 333-75955) as originally filed on April 4, 1999 and as subsequently amended.

     (3) Incorporated by reference to the exhibit of corresponding number filed with its Registration Statement on Form 8-K as originally filed on March 23, 2000 and as subsequently amended.

     (4) Incorporated by reference to Exhibit 4.1 filed with its Registration Statement on Form 8-A as originally filed on February 22, 2000 and as subsequently amended.

     (5) Incorporated by reference to the exhibit of corresponding number filed with its Registration Statement on Form S-1 (File No. 333-63899) as originally filed on September 21, 1998 and as subsequently amended.

     (6) Incorporated by reference to the exhibit of corresponding number filed with its report on Form 10-K as originally filed on March 30, 2000 and as subsequently amended.

     (7) Incorporated by reference to the exhibit of corresponding number filed with its registration statement on Form S-4 (No. 333-30360) as originally filed on February 14, 2000 and as subsequently amended.

     (8) Incorporated by reference to the exhibit of corresponding number filed with its Registration Statement on Form 8-K as originally filed on July 7, 2000 and as subsequently amended.

(b)  FINANCIAL STATEMENTS

     None.



ITEM 22. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial BONA FIDE offering thereof.

     (b) Insofar as indemnification for liabilities arising under the securities act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission that such indemnification is against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any nation, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registrant statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering therefor.

     (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This included information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT COVAD COMMUNICATIONS HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SANTA CLARA, STATE OF CALIFORNIA, ON THE 10th DAY OF AUGUST 2000.

                                        COVAD COMMUNICATIONS GROUP, INC.


                                        By: /s/ MARK PERRY
                                           -------------------------------------
                                            Mark Perry
                                            EXECUTIVE VICE PRESIDENT AND
                                            CHIEF FINANCIAL OFFICER


                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert E. Knowling, Jr. and Mark Perry and each of them his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities; to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto in all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration has been signed by the following persons on August 10, 2000 in the capacities indicated.


     SIGNATURE                          TITLE

                *                     Chairman of the Board, President and Chief
     ----------------------------     Executive Officer (Principal Executive Officer)
     (Robert E. Knowling, Jr.)

     /s/ MARK PERRY                   Executive Vice President and Chief Financial Officer
     ----------------------------     (Principal Financial and Accounting Officer)
     (Mark Perry)

                *                     Director
     ----------------------------
     (Robert Hawk)

                *                     Director
     ----------------------------
     (Hellene Runtagh)

                *                     Director
     ----------------------------
     (Larry Irving)

                *                     Director
     ----------------------------
     (Daniel Lynch)

                *                     Director
     ----------------------------
     (Frank Marshall)

                *                     Director
     ----------------------------
     (Debra Dunn)

                *
     ----------------------------
     (Rich Shapero)

*BY: /s/ MARK PERRY
---------------------------------
     Mark Perry, attorney-in-fact